
03050249

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fortis SA NV

*CURRENT ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5234 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 4/24/03


FORTIS

Solid partners, flexible solutions

Annual accounts 2002

Annual accounts 2002



Contents

Fortis annual accounts

Report of the Board of Directors

Annual accounts Fortis SA/NV

Annual accounts Fortis N.V.

Annual accounts 2002 Fortis



All amounts stated in the tables of these annual accounts are denominated in millions of euros, unless otherwise indicated.

Auditors' report

Introduction

We have audited the annual accounts of Fortis for the year 2002 as included in this report. These annual accounts are the responsibility of the management of Fortis. Our responsibility is to express an opinion on these annual accounts based on our audit.

Scope

We conducted our audit in accordance with generally accepted auditing standards in the Netherlands and Belgium, respectively. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual accounts give a true and fair view of the financial position of Fortis as of 31 December 2002 and of the results for the year then ended, in accordance with applicable legal and regulatory requirements in Belgium as described in the notes to the accounts.

Utrecht, 12 March 2003

KPMG Accountants N.V.

Brussels, 12 March 2003

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by P. Barbier and D. Van Woensel

Consolidated balance sheet

(before appropriation of profit)

	Note	***31-12-2002***	*31-12-2001*	*31-12-2000*
Assets				
Cash		**4,484.8**	5,094.2	6,110.3
Trading securities		**14,518.2**	19,447.0	13,362.9
Investments	11	**140,098.7**	147,676.3	134,203.0
Loans and advances to credit institutions		**83,859.0**	63,761.9	62,382.8
Loans and advances to customers		**172,144.1**	176,833.9	162,093.4
Reinsurers' share of technical provisions		**6,131.6**	6,890.8	4,943.6
Deferred acquisition costs		**2,810.1**	2,963.6	3,297.7
Prepayments and accrued income		**27,856.7**	19,844.9	17,037.9
Investments on behalf of policyholders		**18,390.6**	23,567.4	22,012.7
Other assets		**15,471.6**	16,889.9	12,638.4
Total assets		485,765.4	482,969.9	438,082.7
Liabilities				
Amounts owed to credit institutions		**96,548.4**	96,337.3	94,174.3
Amounts owed to customers		**177,635.3**	179,687.2	145,752.0
Debt certificates		**49,963.7**	50,895.9	43,760.8
Technical provisions		**61,735.9**	59,533.4	56,130.2
Technical provisions related to investments on behalf of policyholders		**18,563.5**	23,084.9	21,690.1
Accruals and deferred income		**26,614.6**	19,772.6	15,824.0
Other liabilities		**27,157.6**	23,998.3	31,865.0
Convertible notes		**1,256.2**	1,257.3	1,257.3
Subordinated convertible note		**1,250.0**		
Subordinated liabilities		**9,723.5**	10,209.1	8,230.3
		470,448.7	464,776.0	418,684.0
Fund for general banking risks		**2,215.0**	2,216.7	2,042.9
Minority interests in group equity	7	**2,230.8**	2,132.7	2,159.0
Net equity:				
- Capital		**6,279.9**	6,084.9	428.4
- Share premium reserve		**11,916.3**	11,043.5	16,598.6
- Revaluation reserve		**-**	549.2	2,794.0
- Goodwill		**(17,024.6)**	(16,606.8)	(15,833.8)
- Other reserves		**9,167.7**	10,175.5	8,442.0
- Net profit for the financial year		**531.6**	2,598.2	2,767.6
Net equity	1, 8	**10,870.9**	13,844.5	15,196.8
Group equity		**13,101.7**	15,977.2	17,355.8
Total liabilities		**485,765.4**	482,969.9	438,082.7

Consolidated profit and loss account

	Note	*2002*	*2001*	*2000*
Revenues:				
Insurance premiums		**18,494.7**	18,162.3	15,783.7
Interest income		**26,352.6**	23,764.8	25,713.1
Commissions and fees		**1,857.8**	1,978.4	2,163.6
Results from financial transactions		**(3,331.9)**	(1,306.8)	489.6
Other revenues		**2,740.5**	2,659.7	2,917.5
Total revenues		**46,113.7**	45,258.4	47,067.5
Interest expense		**(19,477.4)**	(16,914.3)	(19,402.9)
Total revenues, net of interest expense		**26,636.3**	28,344.1	27,664.6
Technical charges insurance		**(12,896.1)**	(13,440.2)	(13,463.3)
Value adjustments		**(790.9)**	(625.8)	(619.5)
Net revenues		**12,949.3**	14,278.1	13,581.8
Operating expenses		**(10,403.6)**	(10,784.7)	(9,964.5)
Operating result before taxation		**2,545.7**	3,493.4	3,617.3
Taxation	14	**(910.2)**	(1,048.9)	(1,044.4)
Operating group profit		**1,635.5**	2,444.5	2,572.9
Minority interests		**173.9**	177.1	217.7
Net operating profit before unrealised capital losses		**1,461.6**	2,267.4	2,355.2
Unrealised capital losses on the investment portfolio of shares		**(1,031.5)**		
Net operating profit after unrealised capital losses		**430.1**	2,267.4	2,355.2
Non-operating items after taxation:				
Results from financial transactions		**111.0**	433.9	248.6
Other revenues		**72.4**	108.2	111.4
Value adjustments				157.5
Operating expenses		**(111.0)**	(342.3)	
Taxation	14	**29.1**	131.0	(105.1)
Total non-operating items after taxation	16	**101.5**	330.8	412.4
Net profit		**531.6**	2,598.2	2,767.6
Key figures per share (in EUR):				
Net operating profit		**0.33**	1.75	1.94
Net profit	15	**0.41**	2.01	2.28
Weighted Average Shares (in thousands)		**1,294,417**	1,293,282	1,214,964
Key figures per share, diluted (in EUR):				
Net operating profit		**0.33**	1.73	1.90
Net profit		**0.41**	1.98	2.23
Weighted Average Shares (in thousands)		**1,294,530**	1,334,374	1,259,183

Consolidated statement of comprehensive income

		2002		*2001*		*2000*
Net profit		**531.6**		2,598.2		2,767.6
Revaluation of investments	**(1,787.6)**		(1,757.4)		(468.3)	
Reversal of revaluations on sale of investments	**335.4**		(734.2)		(662.6)	
Related taxation	**(81.0)**		214.8		65.3	
Total relating to revaluation after taxation	**(1,533.2)**		(2,276.8)		(1,065.6)	
Goodwill	**(417.8)**		(773.0)		(2,798.8)	
Translation difference	**(300.7)**		94.7		109.0	
Other changes	***(154.0)***					
Other comprehensive income		**(2,405.7)**		(2,955.1)		(3,755.4)
Total comprehensive income		**(1,874.1)**		(356.9)		(987.8)

The statement of comprehensive income shows changes in net equity during the course of the year, with the exception of changes arising from share issues and payments to shareholders. Changes in revaluation of investments does not include the unrealized loss due to the value of the equity portfolio falling below cost. This adjustment is recorded in the profit and loss account as unrealized loss of the equity portfolio. Due to a decline in the value of pension investments compared with Fortis employees' accrued pension rights, other changes includes an amount of EUR 138 million after taxation.

Consolidated statement of cash flow

	2002	2001	2000
Cash flows from operating activities:			
Net profit	**531.6**	2,598.2	2,767.6
Adjustment to reconcile net profit to net cash provided by operating activities:			
- Minority interest	**173.9**	177.2	217.7
- Value adjustments on receivables	**672.1**	625.8	461.9
- Value adjustments on real estate	**118.8**	9.4	(20.7)
- Depreciation, amortization and accretion	**772.7**	711.2	1,771.4
- Foreign exchange results on debt securities and other fixed-income securities	**1,585.1**	(473.4)	(206.8)
- Results realized on sale of investment securities	**549.5**	(558.6)	(1,150.3)
- Results realized on sale of real estate	**(114.2)**	(51.6)	(73.2)
- Value adjustments on the investmentportfolio of shares	**1,148.9**		
- Unrealized results on trading portfolio	**26.3**	(54.0)	(219.5)
- Other	**128.8**	68.0	(43.3)
Net change in operating assets and liabilities, excluding effects of acquisitions:			
- Trading securities	**4,902.5**	(6,030.2)	(3,244.7)
- Deferred acquisition costs	**256.6**	89.2	(1,595.8)
- Prepayments and accrued income	**(8,064.8)**	(2,899.0)	(4,686.9)
- Investments on behalf of policyholders	**(295.3)**	(2,922.4)	(4,030.0)
- Other assets	**628.7**	(5,854.1)	(3,741.1)
- Technical provisions	**4,559.5**	6,052.7	4,653.2
- Accruals and deferred income	**7,038.5**	3,327.9	3,416.6
- Technical provisions related to investments on behalf of policyholders	**972.0**	1,313.6	2,022.8
- Other liabilities	**2,819.5**	(6,684.8)	10,899.2
Net cash provided by operating activities	**18,410.7**	(10,554.9)	7,198.1
Cash flows from investing activities:			
Purchase of investment securities	**(68,428.1)**	(79,973.1)	(62,586.2)
Proceeds from sale / maturities of investment securities	**69,965.6**	63,709.3	62,028.2
Net increase in loans and advances to credit institutions	**(20,182.2)**	(911.7)	19,915.6
Net increase in loans and advances to customers	**3,408.0**	(16,728.8)	(12,972.2)
Purchase / sale of business, net of cash acquired	**(632.5)**	78.6	(365.6)
Net purchase of tangible fixed assets and intangible assets	**(336.4)**	(354.4)	(408.5)
Net cash used in investing activities	**(16,205.6)**	(34,180.1)	5,611.3

	2002	2001	2000
Cash flows from financing activities:			
Change in amounts owed to credit institutions	**212.5**	2,162.6	(23,592.3)
Change in amounts owed to customers	**(2,051.9)**	33,935.2	10,005.9
Change in debt certificates	**(932.2)**	7,087.8	4,193.1
Change in convertible notes	**1,248.9**		
Change in subordinated liabilities	**(223.7)**	1,924.8	856.2
Capital issued by Fortis	**37.4**	9.8	(1,206.3)
Capital contribution from other parties			591.1
Dividend paid	**(1,244.4)**	(1,253.1)	(818.8)
Net cash provided / used by financing activities	**(2,953.4)**	43,867.1	(9,971.1)
Net increase (decrease) in cash	**(748.3)**	(867.9)	2,838.3
Cash and cash equivalents at 1 January	**5,094.2**	6,110.3	3,660.4
Effect of exchange rate changes on cash	**138.9**	(148.2)	(388.4)
Cash at 31 December	**4,484.8**	5,094.2	6,110.3
Interest paid	**14,022.9**	14,291.1	21,493.7
Income taxes paid	**795.9**	974.9	751.6

Non-cash transactions

Fortis acquired an additional 44.7% participating interest in Banque Générale du Luxembourg in March 2000 and Fortis took over ASR Verzekeringsgroep in December 2000 (see note 5 “Changes in the composition of Fortis”). These acquisitions were financed by the issuance of shares and with cash. For both acquisitions the consolidated cash flow statements include the net cash paid under the acquisition. The statement of cash flow excludes non-monetary considerations.

Notes

1 Consolidated equity roll-forward

Net equity at 31 December 2000		**15,196.8**
Issue of shares	101.4	
Repurchase and reissue of shares	8.6	
		110.0
Net profit		2,598.2
Dividend for 2000		(1,137.4)
Revaluations of investments	(1,757.4)	
Reversal of revaluations on sale of investments	(734.2)	
	(2,491.6)	
Taxation	214.8	
		(2,276.8)
Goodwill		(773.0)
Translation differences		94.7
Other changes in net equity		32.0
Net equity at 31 December 2001		**13,844.5**
Issue of shares		37.4
Net profit		531.6
Dividend for 2001		(1,136.9)
Revaluation of investments	(1,787.6)	
Reversal of revaluation on sale of investments	335.4	
	(1,452.2)	
Taxation	(81.0)	
		(1,533.2)
Goodwill		(417.8)
Translation differences		(300.7)
Other changes in net equity		(154.0)
Net equity at 31 December 2002		**10,870.9**

2 Information on segments

Fortis has identified different segments for reporting purposes: insurance, banking, and general. This segmentation is based partly on the different products and services and partly on the different reporting requirements for banking and insurance products. The general segment consists of activities not related to the banking or insurance businesses, such as group treasury and finance, and other holding activities.

The accounting policies of the different segments are the same and are described in note 4 "Principles of valuation and profit determination".

The following table presents balance sheet information by segment:

	Insurance operations	Banking operations	General operations	Eliminations	Total
					31-12-2002
Assets					
Cash	1,970.7	3,290.7	11.5	(788.1)	4,484.8
Trading securities		14,518.2			14,518.2
Investments	49,999.1	89,978.6	121.0		140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8		(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	8,530.2	(11,507.4)	172,144.1
Reinsurers' share of technical provisions	6,131.6				6,131.6
Deferred acquisition costs	2,810.1				2,810.1
Prepayments and accrued income	1,248.2	26,652.2	476.7	(520.4)	27,856.7
Investments on behalf of policyholders	18,390.6				18,390.6
Other assets	6,026.0	10,067.5	3,816.5	(4,438.4)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**12,955.9**	**(17,975.7)**	**485,765.4**
Liabilities					
Amounts owed to credit institutions	1,159.3	98,772.6	7.2	(3,390.7)	96,548.4
Amounts owed to customers		179,566.4		(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	10,434.7	(7,419.6)	49,963.7
Technical provisions	61,735.9				61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5				18,563.5
Accruals and deferred income	1,325.1	25,299.7	511.3	(521.5)	26,614.6
Other liabilities	7,358.8	20,565.1	879.7	(1,646.0)	27,157.6
Convertible notes	0.3		1,255.9		1,256.2
Subordinated convertible note			1,250.0		1,250.0
Subordinated liabilities	2,261.2	9,524.1	1,005.0	(3,066.8)	9,723.5
	99,122.4	373,958.2	15,343.8	(17,975.7)	470,448.7
Fund for general banking risks		2,215.0			2,215.0
Minority interest in group equity	752.0	954.3	524.5		2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)		10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)		13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**12,955.9**	**(17,975.7)**	**485,765.4**

					31-12-2001
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Assets					
Cash	1,154.1	4,555.2	10.4	(625.5)	5,094.2
Trading securities		19,447.0			19,447.0
Investments	50,487.3	96,866.9	322.1		147,676.3
Loans and advances to credit institutions	1,971.2	62,459.9	5.0	(674.2)	63,761.9
Loans and advances to customers	16,121.2	164,089.8	6,371.8	(9,748.9)	176,833.9
Reinsurers' share of technical provisions	6,890.8				6,890.8
Deferred acquisition costs	2,963.6				2,963.6
Prepayments and accrued income	1,318.2	18,652.4	244.7	(370.4)	19,844.9
Investments on behalf of policyholders	23,567.4				23,567.4
Other assets	5,463.0	11,922.9	3,114.1	(3,610.1)	16,889.9
Total assets	**109,936.8**	**377,994.1**	**10,068.1**	**(15,029.1)**	**482,969.9**
Liabilities:					
Amounts owed to credit institutions	378.3	98,273.7	0.1	(2,314.8)	96,337.3
Amounts owed to customers		181,324.8		(1,637.6)	179,687.2
Debt certificates	4,601.4	42,415.9	8,652.1	(4,773.5)	50,895.9
Technical provisions	59,533.4				59,533.4
Technical provisions related to investments on behalf of policyholders	23,084.9				23,084.9
Accruals and deferred income	1,496.9	18,303.8	330.0	(358.1)	19,772.6
Other liabilities	10,584.5	15,767.9	334.1	(2,688.2)	23,998.3
Convertible notes	1.4		1,255.9		1,257.3
Subordinated liabilities	2,475.6	9,985.6	1,004.8	(3,256.9)	10,209.1
	102,156.4	366,071.7	11,577.0	(15,029.1)	464,776.0
Fund for general banking risks		2,216.7			2,216.7
Minority interest in group equity	694.5	798.6	639.6		2,132.7
Net equity	7,085.9	8,907.1	(2,148.5)		13,844.5
Group equity	7,780.4	9,705.7	(1,508.9)		15,977.2
Total liabilities	**109,936.8**	**377,994.1**	**10,068.1**	**(15,029.1)**	**482,969.9**

	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	***31-12-2000*** *Total*
Assets					
Cash	1,249.3	5,342.1	84.1	(565.2)	6,110.3
Trading securities		13,362.9			13,362.9
Investments	49,649.8	84,098.8	454.4		134,203.0
Loans and advances to credit institutions	1,632.8	61,159.0		(409.0)	62,382.8
Loans and advances to customers	14,837.4	149,840.1	3,575.3	(6,159.4)	162,093.4
Reinsurers' share of technical provisions	4,943.6				4,943.6
Deferred acquisition costs	3,297.7				3,297.7
Prepayments and accrued income	1,164.6	15,887.2	138.4	(152.3)	17,037.9
Investments on behalf of policyholders	22,012.7				22,012.7
Other assets	6,230.3	7,381.5	4,301.5	(5,274.9)	12,638.4
Total assets	**105,018.2**	**337,071.6**	**8,553.7**	**(12,560.8)**	**438,082.7**
Liabilities					
Amounts owed to credit institutions	402.0	94,301.6		(529.3)	94,174.3
Amounts owed to customers		148,367.6		(2,615.6)	145,752.0
Debt certificates	3,345.8	40,680.1	2,730.9	(2,996.0)	43,760.8
Technical provisions	56,130.2				56,130.2
Technical provisions related to investments on behalf of policyholders	21,690.1				21,690.1
Accruals and deferred income	452.7	15,667.0	149.2	(444.9)	15,824.0
Other liabilities	12,895.0	18,016.9	5,105.9	(4,152.8)	31,865.0
Convertible notes	1.4		1,255.9		1,257.3
Subordinated liabilities	1,281.3	8,476.3	294.9	(1,822.2)	8,230.3
	96,198.5	325,509.5	9,536.8	(12,560.8)	418,684.0
Fund for general banking risks		2,042.9			2,042.9
Minority interest in group equity	729.5	823.2	606.3		2,159.0
Net equity	8,090.2	8,696.0	(1,589.4)		15,196.8
Group equity	8,819.7	9,519.2	(983.1)		17,355.8
Total liabilities	**105,018.2**	**337,071.6**	**8,553.7**	**(12,560.8)**	**438,082.7**

The following table presents profit and loss account information by segment:

					2002
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Revenues:					
Insurance premiums	18,494.7				18,494.7
Interest income	3,291.4	23,373.3	567.0	(879.1)	26,352.6
Commissions and fees		1,860.7		(2.9)	1,857.8
Results from financial transactions	(4,120.6)	809.9	(21.2)		(3,331.9)
Other revenues	2,002.1	726.7	12.3	(0.6)	2,740.5
Total revenues	19,667.6	26,770.6	558.1	(882.6)	46,113.7
Interest expense	(749.2)	(18,961.5)	(646.5)	879.8	(19,477.4)
Total revenues, net of interest expense	**18,918.4**	**7,809.1**	**(88.4)**	**(2.8)**	**26,636.3**
Technical charges insurance	(12,896.1)				(12,896.1)
Value adjustments	(58.6)	(732.3)			(790.9)
Net revenues	5,963.7	7,076.8	(88.4)	(2.8)	12,949.3
Operating expenses	(5,112.6)	(5,168.2)	(125.6)	2.8	(10,403.6)
Operating result before taxation	**851.1**	**1,908.6**	**(214.0)**	**0.0**	**2,545.7**
Taxation	(367.3)	(591.5)	48.6		(910.2)
Operating group profit	483.8	1,317.1	(165.4)		1,635.5
Minority interests	64.4	64.6	44.9		173.9
Net operating profit before unrealised capital losses	**419.4**	**1,252.5**	**(210.3)**		**1,461.6**
Unrealised capital losses on the investment portfolio of shares	(1,035.4)	(97.7)	101.6		(1,031.5)
Net operating profit after unrealised capital losses	**(616.0)**	**1,154.8**	**(108.7)**		**430.1**
Non-operating items after taxation:					
Results from financial transactions		111.0			111.0
Other revenues		72.4			72.4
Operating expenses	(30.0)	(81.0)			(111.0)
Taxation	(40.9)	35.6	34.4		29.1
Total non-operating items after taxation	**(70.9)**	**138.0**	**34.4**		**101.5**
Net profit	**(686.9)**	**1,292.8**	**(74.3)**		**531.6**

					2001
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Revenues:					
Insurance premiums	18,162.3				18,162.3
Interest income	3,158.4	20,818.6	480.3	(692.5)	23,764.8
Commissions and fees		1,978.4			1,978.4
Results from financial transactions	(2,309.3)	1,002.5			(1,306.8)
Other revenues	1,745.8	897.3	17.5	(0.9)	2,659.7
Total revenues	20,757.2	24,696.8	497.8	(693.4)	45,258.4
Interest expense	(688.2)	(16,414.6)	(504.9)	693.4	(16,914.3)
Total revenues, net of interest expense	**20,069.0**	**8,282.2**	**(7.1)**	**0.0**	**28,344.1**
Technical charges insurance	(13,440.2)				(13,440.2)
Value adjustments		(625.8)			(625.8)
Net revenues	6,628.8	7,656.4	(7.1)		14,278.1
Operating expenses	(4,961.7)	(5,657.9)	(165.1)		(10,784.7)
Operating result before taxation	**1,667.1**	**1,998.5**	**(172.2)**		**3,493.4**
Taxation	(396.0)	(693.0)	40.1		(1,048.9)
Operating group profit	1,271.1	1,305.5	(132.1)		2,444.5
Minority interests	61.7	67.1	48.3		177.1
Net operating profit	**1,209.4**	**1,238.4**	**(180.4)**		**2,267.4**
Non-operating items after taxation:					
Results from financial transactions	343.6	90.3			433.9
Other revenues	108.2				108.2
Operating expenses	(99.4)	(239.9)	(3.0)		(342.3)
Taxation	15.6	115.4			131.0
Total non-operating items after taxation	**368.0**	**(34.2)**	**(3.0)**		**330.8**
Net profit	**1,577.4**	**1,204.2**	**(183.4)**		**2,598.2**

					2000
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Revenues:					
Insurance premiums	15,783.7				15,783.7
Interest income	2,533.3	23,300.9	304.6	(425.7)	25,713.1
Commissions and fees		2,163.6			2,163.6
Results from financial transactions	(535.5)	1,025.1			489.6
Other revenues	2,227.9	677.5	12.1		2,917.5
Total revenues	20,009.4	27,167.1	316.7	(425.7)	47,067.5
Interest expense	(314.2)	(19,144.9)	(369.5)	425.7	(19,402.9)
Total revenues, net of interest expense	**19,695.2**	**8,022.2**	**(52.8)**	**0.0**	**27,664.6**
Technical charges insurance	(13,463.3)				(13,463.3)
Value adjustments		(619.5)			(619.5)
Net revenues	6,231.9	7,402.7	(52.8)		13,581.8
Operating expenses	(4,463.6)	(5,328.0)	(172.9)		(9,964.5)
Operating result before taxation	**1,768.3**	**2,074.7**	**(225.7)**		**3,617.3**
Taxation	(444.7)	(640.5)	40.8		(1,044.4)
Operating group profit	1,323.6	1,434.2	(184.9)		2,572.9
Minority interests	58.3	121.7	37.7		217.7
Net operating profit	**1,265.3**	**1,312.5**	**(222.6)**		**2,355.2**
Non-operating items after taxation:					
Results from financial transactions	149.3	99.3			248.6
Other revenues	111.4				111.4
Value adjustments		157.5			157.5
Taxation	(41.8)	(63.3)			(105.1)
Total non-operating items after taxation	**218.9**	**193.5**			**412.4**
Net profit	**1,484.2**	**1,506.0**	**(222.6)**		**2,767.6**

The table below shows selected financial and other information by geographic area, presented on the basis of the country in which the Fortis company is located.

								2002
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	Eliminations	**Total**
Total assets								
Insurance	32,302.4	41,228.7	1,643.6	75,169.0	20,638.5	9,904.3	(313.4)	105,404.1
Banking	243,777.1	60,594.8	40,573.6	344,945.5	10,921.9	29,568.0	(54.3)	385,381.1
General								12,955.9
Eliminations								(17,975.7)
								485,765.4
Loans and advances	132,004.2	74,281.2	20,723.2	227,008.6	14,352.6	25,598.6	(10,956.7)	256,003.1
Technical provisions, net [1]	21,289.1	18,654.3	398.8	40,342.2	7,545.9	7,830.7		55,718.8
Total revenues, net of interest expenses								
Insurance	4,445.4	4,325.8	345.1	9,116.3	6,909.1	2,893.0		18,918.4
Banking	3,548.2	1,795.5	790.0	6,133.7	223.0	1,452.4		7,809.1
General								(88.4)
Eliminations								(2.8)
								26,636.3
Insurance premiums (gross)								
Life	3,394.2	3,109.1	494.8	6,998.1	900.9	1,855.3		9,754.3
Non-life	1,188.3	2,126.0	15.7	3,330.0	7,437.5	1,091.0		11,858.5
								21,612.8
Net interest income [2]								
Banking	2,090.5	1,178.6	386.0	3,655.1	166.7	590.0		4,411.8
Operating result before taxation								
Insurance	230.3	273.1	10.2	513.6	432.1	(94.6)		851.1
Banking	990.4	306.5	397.5	1,694.4	(95.6)	309.8		1,908.6
General								(214.0)
								2,545.7
Effective average number of employees [3]								
Insurance	4,670	5,416	119	10,205	11,747	3,079		25,031
Banking	21,580	9,594	2,483	33,657	299	6,812		40,768
General								190
								65,989

1) Technical provisions less reinsured share of technical provisions

2) Interest income (receivables, debt securities and other) less interest expense

3) The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year

								2001
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	Eliminations	**Total**
Total assets								
Insurance	32,060.4	42,349.0	1,283.8	75,684.9	25,736.3	8,815.4	(308.1)	109,936.8
Banking	223,612.7	66,892.2	38,765.3	329,270.2	16,451.4	32,276.1	(3.6)	377,994.1
General								10,068.1
Eliminations								(15,029.1)
								482,969.9
Loans and advances	117,368.3	67,336.7	22,621.1	207,326.1	17,630.9	27,639.6	(12,000.8)	240,595.8
Technical provisions net [1]	19,630.9	17,796.9	377.4	37,805.2	8,516.3	6,429.0		52,750.5
Total revenues, net of interest expenses								
Insurance	5,452.7	5,790.2	403.4	11,646.3	5,869.5	2,553.2		20,069.0
Banking	3,750.1	2,073.2	757.8	6,581.1	207.0	1,494.1		8,282.2
General								(7.1)
Eliminations								
								28,344.1
Insurance premiums (gross)								
Life	3,693.3	3,457.2	455.3	7,605.8	1,671.6	1,404.3		10,681.7
Non-life	1,061.2	1,914.9	14.7	2,990.8	6,921.6	1,019.8		10,932.2
								21,613.9
Net interest income [2]								
Banking	2,230.6	1,136.7	325.0	3,692.3	147.7	564.0		4,404.0
Operating result before taxation								
Insurance	554.3	675.9	8.3	1,238.5	300.0	128.6		1,667.1
Banking	798.2	273.0	441.2	1,512.4	87.9	398.2		1,998.5
General								(172.2)
								3,493.4
Effective average number of employees [3]								
Insurance	3,965	5,579	110	9,654	10,686	2,897		23,237
Banking	22,386	10,510	2,572	35,468	273	7,050		42,791
General								182
								66,210

1) Technical provisions less reinsured share of technical provisions
2) Interest income (receivables, debt securities and other) less interest expense
3) The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	Eliminations	**2000** **Total**
Total assets								
Insurance	30,606.7	40,423.2	1,046.8	72,076.7	24,804.0	8,352.4	(214.9)	105,018.2
Banking	212,025.6	57,215.8	39,103.6	308,345.0	14,053.1	15,197.3	(523.8)	337,071.6
General								8,553.7
Eliminations								(12,560.8)
								438,082.7
Loans and advances	125,260.4	61,504.8	20,032.0	206,797.2	14,742.8	14,613.7	(11,677.5)	224,476.2
Technical provisions, net [1]	18,526.6	17,254.1	362.8	36,143.5	9,398.9	5,768.4		51,310.8
Total revenues, net of interest expenses								
Insurance	6,640.1	3,446.3	295.0	10,381.4	6,450.9	2,862.9		19,695.2
Banking	3,862.4	2,060.2	879.2	6,801.8	150.3	1,070.1		8,022.2
General								(52.8)
Eliminations								
								27,664.6
Insurance premiums (gross)								
Life	4,488.3	1,566.2	277.0	6,331.5	1,772.9	1,628.9		9,733.3
Non-life	1,014.1	713.0	14.1	1,741.2	6,921.1	1,030.9		9,693.2
								19,426.5
Net interest income [2]								
Banking	2,364.4	914.9	292.4	3,571.7	143.6	440.7		4,156.0
Operating result before taxation								
Insurance	596.5	558.4	(1.2)	1,153.7	459.7	154.9		1,768.3
Banking	765.2	580.3	349.8	1,695.3	22.6	356.8		2,074.7
General								(225.7)
								3,617.3
Effective average number of employees [3]								
Insurance	4,023	3,374	91	7,488	10,070	3,299		20,857
Banking	22,417	10,270	2,483	35,170	182	6,518		41,870
General								154
								62,881

1) Technical provisions less reinsured share of technical provisions

2) Interest income (receivables, debt securities and other) less interest expense

3) The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year

3 General, accounting principles and principles of consolidation

3.1 General

Fortis is a financial services provider operating in the fields of insurance, banking and investment. In 1990 N.V. AMEV, a large Dutch insurer and VSB, a Dutch bank combined operations. Later that year AG Group, a major Belgian insurer joined the group to form the first cross-border merger in the financial sector. Fortis has undergone explosive growth since its inception, both organically and through acquisitions. Major takeovers include the acquisition of ASLK, a Belgian bank and insurer, in 1993; the Dutch merchant bank MeesPierson in 1997; Generale Bank in 1998; American Bankers Insurance Group, Inc. in 1999; and ASR Verzekeringsgroep N.V. in 2000. At the end of 2002, Fortis had 69,000 employees worldwide.

Since 2000 Fortis's banking operations have been conducted under the name Fortis Bank. Fortis Bank was created by the merger of the operations of ASLK, Generale Bank, MeesPierson, VSB Bank and Banque Générale du Luxembourg. Legally, there are three banks: Fortis Bank Belgium, Fortis Bank Netherlands and Banque Générale du Luxembourg. In practice, however, there is one Fortis Bank, with an international organization and management. The core business is grouped into customer groups and divided into business lines, including Network Banking, Merchant Banking and Private Banking and Asset Management. Fortis Bank has operations across the globe.

Fortis's insurance activities are concentrated on life insurance and pension insurance products. Fortis offers a wide range of participating and non-participating policies written for both individual and group customers, and non-life insurances in the form of fire and car insurance for individual and commercial customers, credit-related insurance and health and accident insurance policies for individual and group customers. The insurance activities are grouped into geographic area and are carried out by independent operating companies of Fortis. Major operating companies are: in the Netherlands, Fortis ASR, a company formed in 2001 by the merger of AMEV and ASR Verzekeringsgroep N.V.; in Belgium, Fortis AG and FB Insurance; and in the United States, Fortis, Inc.

Fortis has two parent companies, i.e. Fortis SA/NV in Belgium and Fortis N.V. in the Netherlands. In 2001 the shares of the parent companies were merged into a single Fortis share. All holders of the Fortis share are shareholders of both Fortis SA/NV and Fortis N.V. As such, they have the right to cast one vote for each Fortis share held at the meetings of shareholders of both companies. All holders of the Fortis share have the right to choose whether they receive a Fortis SA/NV or a Fortis N.V. dividend (see note 19 "Dividend").

Fortis has a primary listing on both the Primary Market of Euronext Brussels and the Official Segment of the stock market of Euronext Amsterdam. Fortis also has a listing in Luxembourg and a sponsored ADR-programme in the United States.


Structure Fortis
Shareholders
Fortis SA/NV
(Belgium)
Fortis N.V.
(The Netherlands)
50%
50%
50%
50%
Fortis Brussels
SA/NV
Fortis Utrecht N.V.
Fortis Bank SA/NV
Fortis Insurance N.V.

3.2. Accounting principles

General

The consolidated financial statements were drawn up in accordance with the applicable legal and regulatory requirements in Belgium. Fortis has as described in the disclosures and the accounting principles, both in terms of presentation and content, applied a number of options applicable in the law for consortium by taking into account art. 117 §2 of the company law in Belgium, in order to reflect in a most reliable manner in its financial statements the bank and insurance activities.

Changes in accounting principles

The principles of valuation and profit determination are unchanged compared with 2001 and 2000.

3.3 Principles of consolidation

Fortis has opted for consortium accounting. The consolidated annual accounts of Fortis include the financial statements of Fortis SA/NV and Fortis N.V., as well as the companies in which they jointly exercise a direct or indirect control of more than 50%. Joint ventures in which Fortis has a 50% controlling interest are consolidated on a proportional basis. Special Purpose Vehicles introduced within the framework of securitization in which Fortis does not have a controlling interest are not included in consolidation.

Upon the acquisition of a company the assets, including any intangible fixed assets, and liabilities of the acquired company are restated at their fair value. Any remaining amount of goodwill is charged or credited in full to net equity. Goodwill arising on the acquisition of participating interests accounted for under the equity method is also charged or credited to net equity.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

Eliminations

Fortis is a group of companies whose activities cover a broad spectrum of financial services. These activities are also provided to other group companies on commercial terms. Transactions between group companies within the course of their normal business and on commercial terms are not eliminated in the consolidated profit and loss account. Intercompany balance sheet items from this source are eliminated. All other transactions between group companies are eliminated in the consolidated balance sheet and consolidated profit and loss account.

4 Principles of valuation and profit determination

General

Assets and liabilities are stated at face value, unless a different accounting policy is specified below. If necessary, assets are stated after deduction of an allowance for value reductions. Unless stated otherwise the results are allocated to the period to which they relate, or in which the service was provided or received.

Use of estimates

In preparing the annual accounts, certain estimates and assumptions have to be made that affect the consolidated balance sheets and results. Actual results may differ from those estimates. Generally accepted accounting principles also require disclosure of contingent assets and liabilities at the date of the balance sheet.

Material estimates that are particularly susceptible to significant changes in the near term are related to the determination of the allowance for loan losses. Liabilities for unpaid claims, claim adjustment expenses and policy benefits for life and health include estimates for mortality, morbidity, claim settlement patterns and interest rates at the date of the balance sheet.

Fortis uses financial instruments and invests in securities of entities for which exchange trading does not exist. For the valuation of these instruments and securities, estimates are used which are determined on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques.

Foreign currency

For consolidation purposes assets and liabilities of participating interests not denominated in euros are translated into euros at the rates of exchange pertaining at the end of the reporting period. The profit and loss account is translated at average exchange rates in the reporting year. Exchange differences arising from such translation are credited or debited to net equity. Exchange differences resulting from the revaluation of investments valued at market value and financing of participating interests denominated in foreign currency are also recorded directly in net equity. All other exchange differences are reported in the profit and loss account.

The following table lists the primary exchange rates used in the preparation of the consolidated annual accounts:

			Rates at year-end			*Average rates*
	2002	*2001*	*2000*	***2002***	*2001*	*2000*
1 euro =						
Pound sterling	0.65	0.61	0.62	0.63	0.62	0.61
US dollar	1.05	0.88	0.93	0.94	0.90	0.92
Australian dollar	-	1.67	1.68	-	1.72	1.59

Treasury shares

Fortis shares held by Fortis SA/NV and Fortis N.V. are not entitled to dividend or capital. In calculating dividend, net profit and net equity per share, these shares are eliminated. The cost price of these shares is deducted from net equity.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities (see also under "Subordinated convertible notes") are also not entitled to dividend or capital. In calculating dividend, net profit and net equity per share, these shares are eliminated. The cost price of the shares is deducted from net equity.

Fortis shares held by other group companies are included in investments and trading securities. They are reported at fair value with the exception of shares bought to cover Fortis's (potential) issuing commitments. These are included under other assets at cost or lower (other than temporary) fair value.

Trading securities

Trading securities are carried at fair value based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable instruments or discounted cash flow analysis using market rates. Realized and unrealized gains and losses on trading securities are included immediately in the profit and loss account under results from financial transactions.

Investments

Treasury bills, debt securities and other fixed-income securities (including preference shares which entitle the holder of such securities to a fixed dividend rate) which have been acquired with the intention of managing long-term interest risk and liquidity risk are reported at purchase cost less amortization of premiums and discounts (amortization value). An allowance for value reduction is established if there are doubts about the collectibility of the amounts. Upon the sale of a debt security, the resulting realized gain or loss is recognized under results from financial transactions in the profit and loss account, unless the debt security is replaced with another security of the same type within a short period of time. In that case, realized gains and losses can be deferred and amortized as an adjustment to the yield spread over the average term of the investment portfolio.

Equity securities (including convertible debt securities) are recorded at fair value based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Unrealized gains and losses on equity securities are recognized, net of tax, directly in Fortis's net equity. Upon the sale of equity securities, the revaluation adjustments previously recognized in net equity are included in the determination of the gain or loss on sale of the security. If the fair value of the total portfolio falls below the purchase price, the difference between the fair value and the purchase price is charged to the profit and loss account. Rises in value thereafter recorded are credited to the profit and loss account until the fair value of the investments is equal to the purchase price. Any rises in value thereafter, i.e. above the purchase price, are credited to the revaluation reserve.

Land and buildings acquired are initially recorded at cost, including interest during the construction period. Subsequently, the value is adjusted to the estimated fair value. If the fair value is lower than the purchase price, a value adjustment to reduce the carrying amount of the land and buildings is recognized in the profit and loss account. Any recovery in fair value up to the purchase price is also recognized in the profit and loss account. As long as the fair value exceeds the purchase price, any revaluation adjustment is recognized directly in net equity, taking into account deferred tax. Each year, the value of about one-fifth of the properties is established by expert survey, in part internally and in part externally. Upon sale, the revaluation adjustments previously recognized in net equity are included in determining the gain or loss upon sale of the asset.

Participating interests in investment pools are valued according to valuation principles used by the manager of the investment pools in question.

Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements or sold by Fortis under repurchase agreements are not shown separately in the consolidated balance sheet but are included under loans and advances to credit institutions and loans and advances to customers. These securities are primarily Dutch government, Belgian government and corporate debt securities. The securities are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements; these amounts include accrued interest. Fortis's policy is to take possession of securities purchased under resale agreements and to relinquish securities sold under repurchase agreements.

Securities borrowed and securities lent

Securities borrowed and securities lent are carried at the amounts of collateral advanced and received in connection with the transaction. Fortis measures the fair value of the securities borrowed and lent against the collateral on a daily basis. Fortis or a custodian company holds all collateral received in custody.

Loans and advances

Loans and advances are reported at their outstanding principal amount adjusted for any charge-offs and for an allowance for loan losses. An allowance for loan losses is maintained as considered adequate to cover the existing probable loan losses in the portfolio of loans. Each operating subsidiary makes allowances for loan losses on the basis of a loan rating classification and circumstances in its market area and among its customers, in accordance with a common methodology.

Allowances on loans are increased or reduced, as necessary, based on periodic loan reviews. These net changes are charged or credited directly to the profit and loss account as value adjustments.

Irrecoverable loans are written off and charged against the allowance for loan losses when all the necessary legal procedures have been completed and the amount of the loss is finally determined.

The country risk allowance (included under the allowance for loan losses) is intended to cover the risk that borrowers of a particular country will be unable to fulfil their obligations for reasons beyond their ability to generate local currency cash flows to repay their debt. These reasons include the risk that, due to political or other reasons, foreign government and regulatory acts restrict a customer's ability to transfer financial assets from the foreign country. Based on its evaluation of each identified country, Fortis calculates specific country risk allowances by applying the minimum percentages provided by the regulators to outstandings within each country, minus the fixed deductibles defined by the regulator. The fixed deductibles primarily include elements that are not exposed to country risks by their very nature, the allowance for irrecoverability and the collaterals received.

In addition to the allowances for loan losses made for probable loan losses in the existing portfolio, which are charged directly as value adjustments on loans and advances in the consolidated profit and loss account, provisions may be made to cover as yet unidentified risks.

If the interest payments on a loan are partially discontinued, the full interest revenue continues to be recorded in the profit and loss account. The allowance for loan losses is nevertheless increased proportionally by the amount of unreceived interest. The increase in allowance is charged directly to the interest income. If the interest payments on a loan are fully discontinued, the loan is no longer considered to be interest-bearing. The recoverability of the amount to be collected (principal and matured interest at that time) is assessed and, if necessary, the allowance for that loan is adjusted. Recording of interest payments for loans is resumed if and when the borrower is able to make payments on time.

Loan origination fees are recognized in the profit and loss account (under interest) when received. Direct origination costs are charged to the profit and loss account when incurred.

Deferred acquisition costs

Acquisition costs that vary with and are primarily related to the offering and placement of new insurance business are deferred to the extent that they are deemed recoverable from future revenues. Deferred acquisition costs for traditional life insurance business are amortized over the premium paying periods of the related policies in proportion to the ratio of annual premium income to the total anticipated premium income. Deferred acquisition costs of other products are generally amortized over the term of the insurance contract at a constant rate based on the present value of estimated gross profits expected to be realized. Amortization of deferred acquisition costs is included in operating expenses.

In the case of the purchase of a new insurance portolio, deferred acquisition costs also include the Value Of Business Acquired (VOBA) formed for the insurance contracts concluded in this portfolio. VOBA is presented under deferred acquisition cost and represents the difference between the fair value and the book value of technical provisions of long-term insurance contracts. It is amortized over the term of the portfolio in proportion to the realized profits on the underlying contracts.

Investments on behalf of policyholders

Investments on behalf of policyholders are maintained in separate accounts. These investments are carried at fair value. Amounts received from policyholders for this purpose are recognized as insurance premiums. For certain contracts minimum guaranteed rates are agreed. Changes in the value of the investments are recognized in the profit and loss account. Gains and losses on the sale of investments are recognized under results from financial transactions, and investment income is recognized under other revenues.

Liabilities related to investments on behalf of policyholders are recognized on the same basis as the principles used to value the corresponding investments. Changes in the value of the liabilities related to investments on behalf of policyholders are recognized under policy benefits and claims in the profit and loss account.

Other assets

Participating interests

Participating interests are investments in companies in which Fortis holds a non-controlling interest and in which it exercises significant influence. These are in principle interests in which Fortis holds an interest of between 20% and 50%. Participating interests are accounted for under the equity method, based on Fortis's principles of valuation, and are included under other assets. Changes in relation to revaluations are recognized as a direct adjustment to net equity. Fortis's share in the profits of these participating interests is accounted for in the profit and loss account (under other revenues).

Other participating interests where Fortis holds an equity interest of less than 20% and does not exercise significant influence are recorded at estimated market value. The estimated market value is based on year-end quoted market prices, where available, or on quoted market prices of comparable instruments. Revaluation adjustments are recognized as a direct adjustment to net equity. If the market value falls below the purchase price, the difference between the market value and the purchase price is charged to the profit and loss account. Rises in market value thereafter recorded are credited to the profit and loss account until the market value is equal to the purchase price. Any rises in value thereafter, i.e. above the purchase price, are credited to the revaluation reserve. Dividends received are recognized in the profit and loss account (under other revenues).

Upon the sale of participating interests, the realized gains or losses, i.e. the difference between the sales proceeds and the purchase price, are recognized in the profit and loss account. Valuation adjustments previously reflected in net equity are included when determining the positive or negative result realized upon sale of participating interests.

Deferred taxes

Deferred taxes (both assets and liabilities) are established on the basis of temporary differences between the valuation of assets and liabilities in the annual accounts and for fiscal purposes. In case of tax loss carryforward a deferred tax asset is also established on the basis of the nominal tax rate applicable at year-end. Future rate adjustments laid down by law in the reporting year are taken into account. If rates are adjusted during the reporting period, the deferred tax is reviewed. The effect of the review is either charged to or credited to the result, or included in net equity if the rate adjustment relates to the revaluation reserve. If it is likely that a deferred tax asset cannot be realized, entirely or partially, the deferred tax asset is adjusted. The resulting charge is recognized in the profit and loss account.

Other tangible fixed assets

Other tangible fixed assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the economic life of the asset.

Technical provisions

Technical provisions are calculated on the basis of the principles and methods used in countries in which Fortis insurance companies operate.

Technical provisions for long-duration traditional life and long-duration non-life insurance policies are established by the net-level premium method. This is based on estimated investment yields, withdrawals, mortality and other assumptions similar to those used in rating the policies. Interest assumptions for life benefit liabilities range from 3% to 6.5%. Mortality rate assumptions are generally based on experience multiples applied to current tables commonly used in the industry. Withdrawal assumptions for individual life contracts are based on historical experience. According to the Third European Union Directive in respect of life insurance, an exception is made to the rating principles if expectations of future developments in investment yields, withdrawals, mortality, costs or other assumptions give cause to increase the provision. The adequacy of the provision is tested annually. If the tests show that technical provisions are inadequate, the provisions are increased. This technical provision is net of capitalized interest surplus rebates found in the Dutch life insurance industry. Interest surplus rebates are amortized in proportion to the realized surplus interest on which the rebate is based. Technical provisions for non-traditional life insurance (universal-life type and investment contracts) represent the accumulated amounts which accrue to the benefit of the policyholder and reflect interest credited at rates that are subject to periodic adjustment. Any adjustments to the technical provisions are reflected in the profit and loss account for the year during which the adjustments are made.

Non-life technical provisions include a liability for reported claims, claims incurred but not reported and claim adjustment expenses. Estimates of expected claims are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The technical provision for non-life insurance claims and claim adjustment expenses is based on estimates of expected losses and takes into consideration management's judgement on anticipated levels of inflation, regulatory risks and the trends in claims. Non-life technical provisions for workers' compensation business are presented at their net present value at interest assumptions ranging from 3% to 6.5%. Fortis believes that the technical provisions established are adequate to cover the ultimate costs of claims and claims adjustment expenses.

Unearned premiums on non-life insurance contracts are calculated in proportion to the amount of unexpired insurance coverage. A technical provision is also established in connection with risks in future periods that are related to current long-term duration non-life insurance contracts, when future claims are expected to exceed the amount of premiums to be earned in the future.

Other liabilities

General provisions, included in other liabilities, are liabilities of uncertain timing or amount and are established on the basis of the best possible estimate. Other liabilites include short positions relating to trading securities. The short positions are reported at fair value, where possible based on stock market quotations. If no stock market quotation is available, the fair value is estimated according to stock market quotations of comparable securities, or by calculating the cash value of the expected cash flows based on market rates.

Subordinated convertible notes

Fortfinlux S.A. on 7 May 2002 issued a Floating Rate Equity-linked Subordinated Hybrid ("FRESH") bond in the amount of EUR 1,250 million. The regulators consider the FRESH securities to be part of Tier 1 capital. The bonds have a nominal value of EUR 250,000 and may at the discretion of the holder be converted into Fortis shares at a price of EUR 31.50 per Fortis share starting forty days after the date of issue. The principal will not be repayed; the bond holder only has the option to conversion. The bond therefore has an indefinite life.

From 7 May 2009 the bonds will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty successive trading days. Holders of FRESH securities are subordinated to all other bonds, subordinated notes, and preference shares, but they rank senior to holders of ordinary shares. The coupons are payable quarterly, in arrears, at a variable interest coupon of 3-month Euribor plus 135 basis points. The coupons are offset against new Fortis shares to be issued equalling 103% of the coupon if Fortis does not pay dividend on its shares, or the dividend is lower than 0.5%.

Fund for general banking risks

A fund for general banking risks is maintained to cover general risks of the banking activities. The level of the fund and any additions to it (included in value adjustment in the profit and loss account) are based on the expected development of current and future risks. Fortis believes that the level of the fund at the end of 2001 is sufficient to cover the general risks foreseen and has thus decided that no further additions will be made to the fund with effect from financial year 2002. No deferred tax is recognized in relation to the fund for general banking risks.

Derivative financial instruments

Fortis enters into derivative financial instruments, both for trading purposes and for purposes other than trading. Derivative financial instruments used by Fortis consist primarily of swaps, forwards and options.

Derivatives entered into for trading purposes are recorded at estimated fair value under prepayments and accrued income or accruals and deferred income. The related unrealized gains or losses are included in the profit and loss account under results from financial transactions.

Derivatives entered into for purposes other than trading (e.g. as part of asset/liability management in order to manage interest rate, foreign currency and equity price risks) and associated with financial instruments carried at fair value (primarily forwards and options) are marked-to-market with the unrealized gains and losses recognized consistent with the underlying instrument. Derivatives associated with other financial instruments are accounted for under the accrual method. Amounts payable or receivable on derivative financial investments are accrued according to their contractual terms. Interest and other income from these derivative instruments are recognized under interest income or in results from financial transactions. Interest and other costs incurred on these derivative instruments are recognized under interest expense or in results from financial transactions.

Gains and losses on the termination of derivative instruments entered into for purposes other than trading are deferred and amortized as an adjustment to yield (interest on the related financial instrument) over the average remaining term of the underlying financial instrument.

Insurance premiums

Premiums for long-duration traditional life insurance products, as well as universal life and investment-type contracts, and for long-duration non-life insurance contracts are generally recognized as premium income when due. Premiums for short-duration non-life insurance contracts are generally recognized in proportion to the amount of insurance coverage provided.

Reinsurance premiums, commissions, expense reimbursement and technical provisions related to reinsurance business are accounted for according to principles consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Pensions and similar entitlements

Pension costs under defined benefit plans are charged to the profit and loss account so as to spread the cost of pensions over the expected service life of employees. In determining such pension costs the following items, amongst others, are taken into account: the discount rates, the active period of service up to the balance sheet date, expected salary at the time of retirement, expected yield of the plan investments and actual yield of the investments.

Pension costs include fringe benefits that remain valid after retirement. These include payment of a portion of health insurance contributions and personnel conditions for specific financial products.

Pension costs under defined contribution plans are charged to the profit and loss account as incurred.

Non-operating items

To obtain insight into the company's performance, a number of exceptional items have been included under non-operating items. These non-operating items are related to:

- the sale of (non-consolidated) participating interests with a strategic character or the sale of participating interests whereby the sale is initiated by a third party;
- the sale of consolidated activities;
- the release of certain provisions;
- the creation of provisions in connection with significant reorganizations;
- changes in deferred taxes in connection with the change in tax rates.

5 Changes in the composition of Fortis

The most significant acquisitions and divestments of the past three years are discussed below.

Intertrust Group

In July 2002 Fortis acquired Intertrust Group. The takeover price was paid in cash. Intertrust is a leading international party within its market segment and provides a broad range of services, including the establishment and management of companies, administration, reporting, trust activities, cash management and treasury services. Intertrust has offices in twelve countries and employs a workforce of 350. Intertrust's activities have been merged with MeesPierson's trust activities.

Bernheim-Comofi

In May 2002 Fortis acquired Bernheim-Comofi for EUR 525 million. The takeover price was paid in cash. Bernheim-Comofi is active in real estate management and development. The purpose of the takeover is further diversification of Fortis's real estate investments in terms of type of investment and geographical spread. Goodwill amounted to EUR 228 million.

TOP Lease

In April 2002 TOP Lease was sold to ING Lease. The main reason for the sale was that the operational car lease activities are not part of Fortis's core business. As a result, opportunities for expanding TOP Lease's car lease portfolio are limited. The takeover price was paid entirely in cash.

Taiping Life

In October 2001 Fortis entered into a partnership with China Insurance International Holdings Company Limited ("CIIH") and China Insurance Company Limited ("CIC"), the parent company of the China Insurance Group. This gives Fortis an initial stake of 24.9% in Taiping Life ("TPL") for USD 88 million (EUR 100 million). Following the transaction, CIIH has a controlling interest in TPL of 50.05%; CIC has a 25.05% stake. Fortis has an option to increase its interest to 49%. TPL has a national licence for life insurances in China. Goodwill amounted to EUR 83 million.

Protective's Dental Benefits Division

At year-end 2001 Fortis took over the Dental Benefits Division ("DBD") from Protective Life Corporation for approximately USD 300 million (EUR 357 million). The transaction includes the reinsurance of the dental insurances of DBD and its subsidiaries, which sell dental insurances. The goodwill estimated in 2001 was EUR 214 million. In 2002 the goodwill was finalized at EUR 164 million.

Fortis Australia

In July 2001 Fortis sold its Australian non-life insurance company, Fortis Australia, to the British insurer CGNU for about AUD 330 million (EUR 205 million) in cash. The transaction is in line with Fortis's strategy to focus on Europe, Asia and a number of niche markets in the United States. Gains realized from this transaction totalled EUR 46 million and have been included under non-operating items.

Mayban General Assurance Berhad

Fortis reached agreement with Maybank in February 2001 in light of developments in the banking and insurance business in Malaysia. Under the agreement, Fortis acquired a 30% stake in Maybank's insurance operations,

Mayban General Assurance Berhad ("MGAB"). MGAB is active in life and non-life. Fortis's investment amounted to approximately RM 340 million (EUR 104 million). Goodwill amounted to EUR 52 million.

Fortis Financial Group

In April 2001 Fortis Financial Group ("FFG") was sold to The Hartford Financial Services Group for an amount totalling approximately USD 1,120 million (EUR 1,252 million) in cash. FFG is active in variable life insurances, the annuity business and the management of own investment funds. The transaction is in keeping with Fortis's strategy in the United States, namely a strong focus on putting together and managing a selective portfolio of specialized insurance activities that lead the market in their field. For the sale of insurance activities the transaction has been structured as a reinsurance agreement with indemnity. The capital gains thus realized will depend on the remaining term of the policies and have been recognized as part of the operating profit. The sale of asset management activities resulted in 2001 in a net result of EUR 36 million and has been recognized under non-operating items.

Banque Générale du Luxembourg

In March 2000 Fortis acquired virtually all shares of Banque Générale du Luxembourg ("BGL") not yet in its possession (47%) via a public offer. BGL is one of the leading banks in Luxembourg and has a strong position in private banking and asset management. The offer comprised nine Fortis Shares plus EUR 33.00 in cash per share of BGL. Based on the market price of the Fortis shares at the time the offer was announced, the total value of the transaction amounted to EUR 1,657 million. The goodwill paid was EUR 634 million. The 0.26% BGL shares still outstanding at the end of 2002 are mainly in the possession of BGL employees and will be exchanged between 2003 and 2004 due to tax reasons.

Beta Capital

In April 2000 Fortis exercised its option to acquire the remaining 70% of Beta Capital's shares for a cash consideration of EUR 126 million. It had owned 30% of Beta Capital's shares since 1999. Beta Capital, with its head office in Madrid, is primarily engaged in private banking and brokerage in the Spanish market. The goodwill amounted to EUR 99 million.

American Memorial Life Insurance Company

In October 2000 Fortis acquired American Memorial Life Insurance Company ("AMLIC"), a US-based pre-need funeral insurance company, from Service Corporation International (SCI). AMLIC was acquired in a cash transaction of USD 200 million (EUR 219 million). The goodwill amounted to EUR 12 million. A multi-year marketing agreement was concluded with SCI. The sale of pre-arranged funeral contracts will take place solely through funeral companies owned by or affiliated with SCI.

ASR Verzekeringsgroep

In December 2000 ASR Verzekeringsgroep was acquired by means of a public offer. ASR was one of the leading insurance companies in the Netherlands. ASR shareholders were offered 3 Fortis Shares and EUR 3.70 in cash for each ASR share. The remaining minority interests were acquired in the course of 2001. Based on the market price of the Fortis share at the time the offer was announced, the total value of the transaction amounted to EUR 3,424 million and the goodwill amounted to EUR 1,999 million. ASR Verzekeringsgroep's operations have been merged with those of AMEV under the name Fortis ASR, making Fortis the second largest insurer in the Netherlands.

Other acquisitions and divestitures

In 2001 Fortis acquired CORE, Inc. and the insurance portfolio of Bâloise (España) Seguros y Reaseguros SA. CORE is a major supplier of absenteeism management services and of management services for the reinsurance of disability insurances for medium-sized insurers. Bâloise works with a large network of agents. Premium volume consists of life and non-life products, mainly for the private sector.

In 2000 Fortis increased its interest in Belgolaise from 60% to 100% (EUR 45 million). The acquisition price (EUR 45 million) was in line with the net asset value, based on the fair value.

In March 2000 Fortis, Inc. sold its individual long-term care insurance business, which came under Fortis Long Term Care, to John Hancock Mutual Life Insurance Company. The transaction was completed by virtue of a co-insurance agreement. The gains on the transaction are included in the net profit over the term of the underlying portfolio.

In addition to the above, in 2000, 2001 and 2002 a number of small companies were acquired and the interests in other companies were increased.

The most important acquisitions and divestments are listed below, including details of when their results were included in Fortis's annual accounts.

	2002	*2001*	*2000*
Acquisition Intertrust Group	as of 1 July		
Acquisition Bernheim-Comofi	as of 1 May		
Sale TOP Lease	until 31 March		
Acquisition Taiping Life (24.9%)		as of 1 October	
Acquisition Protective's Dental Benefits Division		as of 31 December	
Sale Fortis Australia		until 30 June	
Acquisition Mayban General Assurance Berhad (30%)		as of 1 July	
Sale Fortis Financial Group		until 1 April	
Acquisition Banque Générale de Luxembourg (remaining 47%)			as of 1 April
Acquisition Beta Capital			as of 1 April
Acquisition American Memorial Life Insurance Company			as of 1 October
Acquisition ASR Verzekeringsgroep			as of 31 December

The results of operations of other acquired companies are included in the operating result of Fortis with effect from the respective acquisition dates.

The total amount of goodwill for 2002 was EUR 417.8 million (2001: EUR 773.0 million; 2000: EUR 2,798.8 million) and was charged entirely to net equity.

6 Fair value of financial instruments

The fair value of a financial instrument is the current amount that would be exchanged on the balance sheet date between willing parties (other than in a forced sale or liquidation) and is best evidenced by a quoted market price, if it exists. Quoted market prices are not available for a significant portion of the Fortis group's financial instruments. As a result, fair values presented are estimates derived using present value or other valuation techniques. In addition, the calculation of estimated fair value is based on market conditions at a specified point in time and may not be reflective of future fair values.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standards introduces a degree of subjectivity to these derived or estimated fair values. Readers are therefore cautioned in using this information for purposes of evaluating the financial condition of Fortis compared with other financial institutions.

Financial instruments valued at carrying value

The carrying value of certain financial instruments, such as cash, amounts due from banks, trading securities, and accrued interest payable and receivable, approximate their fair values because they are either carried at this value, or are short-term in nature or are receivable or payable on demand.

Investment securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based either on discounted cash flow calculations or on quoted market prices of comparable instruments.

Loans receivable

The fair value of the performing loan portfolio is estimated using discounted analysis of anticipated cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated based on cash flow analyses using higher discount rates appropriate to the higher risk involved or underlying collateral values.

Deposit liabilities

The fair values disclosed for demand deposits, savings accounts and other deposits without fixed maturity are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term deposits approximate their fair values at the reporting date. Fair values for fixed-rate deposits are estimated using a discounted cash flow calculation that applies market interest rates to similar deposits and timing of maturities.

Long-term debt

The fair value of variable-rate, long-term debt (debentures and subordinated notes and other long-term borrowings) that changes frequently approximates its carrying value. The fair values of Fortis's fixed-rate, long-term debts are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

Derivatives

The fair value of derivatives traded on the stock exchange is based on the quoted market price or on trader quotations. The fair value of non-exchange traded or over-the-counter derivative instruments is calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. The discount rates are based on market rates and indices for similar derivative instruments prevalent in the market.

The following table presents the carrying value and the estimated fair value at 31 December of financial instruments which are presented in the balance-sheet and whose fair values differ from their carrying values for either period presented:

	2002		*2001*		*2000*	
	Book value	*Fair value*	*Book value*	*Fair value*	*Book value*	*Fair value*
Financial assets						
Investments in securities and Treasury bills	146,116.2	150,692.9	160,725.9	162,513.9	141,325.8	142,828.0
Loans and advances to credit institutions and customers	256,003.1	259,547.9	240,595.8	246,592.2	224,476.2	223,433.5
Participating interest [1]	566.4	566.5	740.4	740.3	610.3	610.3
Derivatives (net)	(915.1)	(1,372.5)	2,364.7	2,469.8	(248.7)	(237.5)
Financial liabilities						
Amounts owed to credit institutions and customers	274,183.7	269,908.2	276,024.5	271,653.6	239,926.3	242,467.6
Debt certificates	49,963.7	50,837.9	50,895.9	51,229.3	43,760.8	45,190.1
Subordinated liabilities and convertible notes	12,229.7	13,660.9	11,466.4	12,557.2	9,487.6	9,839.4

1) Excludes participating interests accounted for under the equity method.

7 Minority interests in group equity

In addition to shareholders of third parties in the operating companies of Fortis, minority interests also include a number of so-called hybrid financing instruments.

In March 2000 Fortis issued Trust Capital Securities, through a wholly-owned limited partnership in the United States specially established for that purpose, to strengthen the capital basis. The issue, in which Fortis raised USD 550 million, was composed of two tranches:
- a tranche of USD 150 million, with a non-cumulative coupon, payable semi-annually in arrears at a fixed rate of 7.48% through 1 March 2005 (and thereafter at a variable rate equal to 6-month LIBOR plus 1.10% reset semi-annually);
- a tranche of USD 400 million, with a non-cumulative coupon, payable semi-annually in arrears at a fixed rate of 7.68% through 1 March 2010 (and thereafter at a variable rate equal to 6-month LIBOR plus 1.25% reset semi-annually).

The Trust Capital Securities are covered by Fortis, Inc. Class B and Class C shares. The coupon payments will depend on the dividend distribution on the Fortis, Inc. Class B and Class C shares.

To strengthen the capital basis of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed trust capital securities in the amount of EUR 650 million through a subsidiary in the United States established for this purpose. That subsidiary may hold only debt or other securities owed by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity, but after ten years Fortis has the opportunity to redeem this instrument for cash on the distribution date. The issue was composed of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years;
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire duration of the instrument;
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor plus 2.30% in subsequent years.

In June 1999 Fortis issued non-cumulative, non-voting perpetual shares. The regulator considers these preference shares as part of the Tier 1 capital of the bank. The issue was composed of two tranches:
- a tranche of EUR 450 million with a fixed coupon of 6.25% for the first ten years, and a variable coupon of 3-month Euribor plus 2.60% in subsequent years. After 10 years and once a year in subsequent years Fortis has the opportunity to redeem the instrument for cash on a distribution date;
- a tranche of EUR 200 million with a fixed coupon of 7.00% for the entire duration. After 5 years and once a year in subsequent years Fortis has the opportunity to redeem this instrument for cash on a distribution date.

The preference shares have the benefit of a Support Agreement. Fortis N.V., Fortis Bank, Fortis Bank Nederland (Holding) and Fortis SA/NV (the "Supporting Companies") jointly and severally agree to contribute to Fortis Capital Limited any additional funds necessary to allow it to pay dividends on the preference shares in the event that any of the Supporting Companies pays a dividend on its ordinary or preference shares in the same financial year. Under this arrangement, even the payment of a symbolic dividend by any of the Supporting Companies on its own capital stock would automatically trigger a full or proportional dividend entitlement for the investors in the hybrid securities, with full recourse against the Supporting Companies. In addition (if the Supporting Companies were to have sufficient aggregate distributable reserves to pay a dividend on their own capital stock) payment would result in an obligation to make payments under the Support Agreement for which distributable reserves of the Supporting Companies would not be adequate.

As a condition for its acceptance of the hybrid securities as constituting Tier 1 capital of Fortis Bank, the supervisory authorities have therefore requested that appropriate measures be put in place to ensure that any payments to be made by Fortis SA/NV or Fortis Bank under the Support Agreement as triggered by a dividend payment on their own shares be capped to the level of the aggregate distributable reserves of the Supporting Companies. To meet this condition, the Board has decided that Fortis SA/NV will not declare a dividend on its Ordinary Shares or on its preference shares or other capital instruments (if applicable) unless the aggregate of the distributable reserves of the Supporting Companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares or other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

8 Net equity

The following table sets forth the composition of net equity at 31 December 2002:

Share capital:	
- Ordinary Fortis shares; 1,335,062,099 shares issued; per Fortis Share consisting of 1 share Fortis SA/NV EUR 4.28 unit-of-account value and 1 share Fortis N.V. EUR 0.42 par value.	6,279.9
- Cumulative preference shares A Fortis N.V. EUR 0.42 par value; 1,750,000,000 shares authorized; no shares issued or outstanding.	
- Cumulative preference shares B Fortis N.V. EUR 0.42 par value; 250,000,000 shares authorized; no shares issued or outstanding.	
- Share premium reserve	11,916.3
- Revaluation reserve	0.0
- Goodwill	(17,024.6)
- Other reserves	9,167.7
- Net profit current financial year	531.6
	10,870.9

On 31 December 2002, a maximum of EUR 12,152.8 million of the net equity was available for the dividend payment, EUR 7,458.2 million of which at Fortis SA/NV and EUR 4,694.6 million at Fortis N.V.
A detailed description of the various option plans is included in notes 13 and 18.

Cumulative Preference Shares A Fortis N.V.

None of Fortis's 1,750 million, EUR 0.42 par value, authorized Cumulative Preference Shares A are issued or outstanding. However, Fortis N.V. has granted an option to the Stichting Continuïteit Fortis (the "Foundation") to acquire a maximum number of Cumulative Preference Shares A of Fortis N.V. (which have the same voting rights as Ordinary Shares). Once the option has been exercised, the number of Cumulative Preference Shares A issued shall not exceed the number of Ordinary Shares and Cumulative Preference Shares B issued. Fortis N.V. is entiteled to require the Foundation to accept the issue of Cumulative Preference Shares A.

The objective of the Foundation is to protect the continuity and to retain the identity of Fortis and Fortis N.V. such that the interests of the company and of Fortis and its affiliated companies and all parties involved are safeguarded and that factors that are in conflict with the independence and identity of Fortis and Fortis N.V. which could affect those interests are excluded to the greatest extent. The Foundation will only exercise its options in accordance with this purpose. The exercise price of the options is EUR 0.42 per Cumulative Preference Share A. Upon exercise, however, only 25% of the par value is required to be paid. The Foundation will be required to pay the additional 75% of the par value per Cumulative Preference Share A only upon the request of Fortis N.V. on the basis of a resolution of the Board of Directors.

Under Dutch law, the Foundation is an independent legal entity and is not owned or controlled by any person or entity. The Board of the Foundation consists of six members: four members are independent with respect to Fortis while two members may be related to Fortis. Additionally, the four independent members have two votes per member while the other two related members have one vote per member. This composition of the Board has been approved by Euronext Amsterdam.

If any Cumulative Preference Shares A are issued or redeemed, a General Meeting of Shareholders shall be convened which shall be held not later than two years after the date on which the Cumulative Preference Shares A were first issued. A resolution concerning issuance or withdrawal of the Cumulative Preference Shares A shall be put on the agenda of such meeting. If the resolution to be taken on this agenda item is not a resolution to purchase or withdraw the Cumulative Preference Shares A, a General Meeting of Shareholders will be convened and held, in each case within two years of the previous meeting, for which meeting a resolution concerning purchase or withdrawal or the Cumulative Preference Shares A will be put on the agenda, until there are no Cumulative Preference Shares A outstanding.

From Fortis N.V.'s profits, a dividend will, if possible, first be paid to holders of Cumulative Preference Shares A before one is paid to holders of Cumulative Preference Shares B and Ordinary Shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by De Nederlandsche Bank N.V. during the financial year over which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid in to Fortis N.V. on such shares and pro rata for the period outstanding.

Cumulative Preference Shares A have a liquidation value equal to the amount paid in to Fortis N.V. related to such shares plus any accumulated but unpaid dividends. Cumulative Preference Shares A have priority in liquidation over Cumulative Preference Shares B and Ordinary Shares.

Cumulative Preference Shares B Fortis N.V.

None of the 250 million, EUR 0.42 par value, authorized Cumulative Preference Shares B are issued and outstanding. Upon issue, Cumulative Preference Shares B must be fully paid-up. Cumulative Preference Shares B may be issued by Fortis N.V. for financing purposes. The shares have voting rights equivalent to those of Ordinary Shares and Cumulative Preference Shares A with one vote per share outstanding.

Cumulative Preference Shares B rank senior to Ordinary Shares and subordinate to the Priority Shares and Cumulative Preference Shares A with respect to the payment of dividends and distribution of assets upon liquidation.

A dividend will be distributed on Cumulative Preference Shares B equal to a percentage calculated over an amount equal to four times the par value and pro rata to the period the shares are outstanding. This percentage shall be linked to the average effective yield on the five longest running state loans calculated in accordance with the method as set forth in the Articles of Association and adjusted every ten years.

Cumulative Preference Shares B have a liquidation value equal to four times the par value of the share plus any accumulated but unpaid dividends. The redemption and conversion features of Cumulative Preference Shares B are not described in the Articles of Association, but are determined at the time of issuance of such shares.

Cumulative Preference Shares B may not be transferred without the approval of Fortis N.V.'s Board of Directors as set forth in the Articles of Association.

Accumulated Other Comprehensive Income

The following table presents changes in accumulated other comprehensive income:

	Translation differences	*Revaluation of investments*	*Goodwill*	*Other movements*	*Accumulated Other comprehensive income*
Balance at 31 December 2000	**215.2**	**1,684.6**	**(15,833.8)**		**(13,934.0)**
Change during the year	94.7	(2,276.8)	(773.0)		(2,955.1)
Closing balance at 31 December 2001	**309.9**	**(592.2)**	**(16,606.8)**		**(16,889.1)**
Change during the year	(300.7)	(1,533.2)	(417.8)	(154.0)	(2,405.7)
Closing balance at 31 December 2002	**9.2**	**(2,125.4)**	**(17,024.6)**	**(154.0)**	**(19,294.8)**

The following table sets out the movements in net equity of Fortis during 2002 and 2001.

	Capital	*Share premium reserve*	*Revaluation reserve*	*Goodwill*	*Other reserves*	*Total net equity*
Balance at 31 December 2000	**428.4**	**16,598.6**	**2,794.0**	**(15,833.8)**	**11,209.6**	**15,196.8**
Unification	5,655.8	(5,655.8)				
Issue of shares	0.7	100.7				101.4
Net profit for the year					2,598.2	2,598.2
Dividends					(1,137.4)	(1,137.4)
Revaluation of investments, net			(2,276.8)			(2,276.8)
Goodwill				(773.0)		(773.0)
Translation differences					94.7	94.7
Securities purchase and *reissue of own shares*					8.6	8.6
Other changes in equity			32.0			32.0
Balance at 31 December 2001	**6,084.9**	**11,043.5**	**549.2**	**(16,606.8)**	**12,773.7**	**13,844.5**
Issue of shares	195.0	872.8			(1,030.4)	37.4
Net profit for the year					531.6	531.6
Dividends					(1,136.9)	(1,136.9)
Revaluation of investments, net			(1,533.2)			(1,533.2)
Goodwill				(417.8)		(417.8)
Translation differences					(300.7)	(300.7)
Other changes in equity			(154.0)			(154.0)
Reclass other reserves			1,138.0		(1,138.0)	
Balance at 31 December 2002	**6,279.9**	**11,916.3**	**0.0**	**(17,024.6)**	**9,699.3**	**10,870.9**

The above dividends were paid in cash.

Movements in the number of outstanding shares are shown below.

Number of shares at 31 December 2000	**1,294,202,872**
Issue of shares	2,903,176
Cancellation of own shares purchased due to merger	(3,540,389)
Number of shares at 31 December 2001	**1,293,565,659**
Issue related to FRESH	39,682,540
Issue related to options plans / share plans	1,813,900
Number of shares at 31 December 2002	**1,335,062,099**

In 2002 Fortis offered personnel the opportunity to purchase Fortis shares. Fortis SA/NV and Fortis N.V. issued 1,752,500 new shares, raising a total of EUR 35.7 million.

An overview of the potential number of outstanding shares:

Number of shares at 31 December 2002		**1,335,062,099**
Shares potentially to be issued:		
- in connection with option plans (see note 13 and C7 annual accounts Fortis)	36,618,645	
- in connection with warrants (see note C8 annual accounts Fortis)	226,620	
- in connection with convertible notes (see notes A9 and C6 annual accounts Fortis)	40,297,164	
		77,142,429
Shares already purchased in connection with issuance commitments		(2,230,059)
Total potential number of shares at 31 December 2002		**1,409,974,469**

An overview of transactions in Fortis shares by Fortis's operating companies:

	number	*Book value*
Balance at 31 December 2001	**27,820,189**	
Purchases	48,106,080	
Sales	(46,031,826)	
Balance at 31 December 2002	**29,894,443**	
In trading securities	5,013,720	83.3
In investments	16,408,649	274.9
In investments on behalf of policy-holders	3,548,396 [1]	80.4
In other assets	4,923,678	82.2
	29,894,443	**520.8**

1) These investments include Fortis shares which are part of specific investment pools for life and pension insurances with a minimum guaranteed return. These shares are valued at the purchase price.

An overview of transactions in Fortis shares included in net equity:

	number
Balance at 31 December 2000	**3,851,850**
Reissue	(311,461)
Shares withdrawn due to unification of Fortis share	(3,540,389)
Balance at 31 December 2001	**0**
Issue related to FRESH	39,682,540
Balance at 31 December 2002	**39,682,540**

9 Off-balance sheet items

In its ordinary course of business, Fortis enters into various types of transactions that involve credit-related financial instruments and derivative financial instruments that are not required to be recorded in the balance sheet. Credit-related financial instruments are typically customer driven, while derivative financial instruments are entered into both with customers and for Fortis's own account in managing interest rate and foreign exchange risks.

Credit-related financial instruments

Credit-related instruments include acceptances, commitments to extend credit, letters of credit and financial guarantees. Fortis's exposure to credit loss in the event of non-performance by the other party to the financial instrument in respect of commitments to extend credit, letters of credit, and financial guarantees written is represented by the contractual notional amounts of those instruments. Fees received from these credit-related instruments are recognized in the profit and loss account when received.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to lend to a customer as long as there is no violation of any condition laid down in the contract. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of commitments to extend credit approximates the distribution of loans outstanding. Fortis's experience has been that the majority of loan commitments are drawn upon by customers. These commitments are generally unsecured, but, if necessary, collateral may be required.

Documentary credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The following is a summary of the notional amounts of Fortis's credit-related financial instruments with off-balance-sheet risk at 31 December:

	2002	*2001*	*2000*
Acceptances outstanding	195.4	235.7	154.6
Firm credit commitments	72,306.5	84,656.4	70,870.4
Documentary credits	3,772.9	2,823.2	3,360.6
Sureties, guarantees and assets pledged	9,732.2	11,217.8	14,226.6

Derivatives

Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values or equity instruments.

A derivative contract may be traded either on an exchange or over-the-counter ("OTC"). Exchange–traded derivatives, which include futures and option contracts, are standardized and generally do not involve significant counterparty exposure due to the margin requirements of the individual exchanges.

OTC derivative contracts are individually negotiated between contracting parties. The notional amounts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss association with such transactions. Fortis's exposure to the credit risk associated with counterparty non-performance is limited to the net positive replacement cost of OTC contracts.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to change the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate into a floating interest rate, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives depending on maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures are exchange–traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC where two parties agree on an interest rate and tenor that will become a reference point in determining a net payment to be made by one party to the other, depending on what market rate in fact prevails at a future point in time.

Interest rate options are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current exchange and an agreed–upon rate applied to a notional amount. Exposure to loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. They are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, with the exception that they are based on currencies rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

For exchange–traded foreign exchange contracts, Fortis's exposure to off–balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

Lease agreements

Fortis has entered into operational lease agreements to provide for office space, office equipment and vehicles. Rental expenses under these leases in 2002 were EUR 78.1 million (2001: EUR 120.6 million; 2000: EUR 79.5 million). The total amount payable under non-cancellable lease agreements as of 31 December 2002 was EUR 334.2 million (2001: EUR 315.6 million; 2000: EUR 271.0 million).

The following table shows future commitments for non-cancellable operating leases:

	2002
Through 2003	66.2
Through 2004	57.8
Through 2005	48.3
Through 2006	40.9
Through 2007	32.1
Thereafter	88.9
Total	**334.2**

Other commitments

At 31 December 2002 Fortis had assets pledged amounting to EUR 106,475.6 million (2001: EUR 69,690.2 million; 2000: EUR 51,026.3 million).

Fortis has various outstanding and contingent commitments that are not reflected in the accompanying consolidated annual accounts. The following table provides details of the most significant of these commitments:

	2002	*2001*	*2000*
Obligations to purchase securities	1,215.6	846.8	1,024.3
Obligations to pay up share capital of participating interest	70.1	72.1	232.8
Securities entrusted to Fortis [1]	299,232.6	345,365.7	340,430.7
Other	452.6	284.1	327.3

1) Represents primarily the value of investment securities held in safekeeping.

In many cases, parties to insurance contracts have special rights in respect of the investments made by the companies concerned, or parts of those investments. These rights derive from legal or contractual provisions or provisions of the Articles of Association.

Contingent commitments

Fortis is a defendant in certain claims and legal actions arising in the ordinary course of business. Based on its consult with legal counsel, management is of the opinion that the outcome of these actions is not expected to have a materially adverse effect on the consolidated financial condition of Fortis.

10 Risk management

Fortis risk management distinguishes among other the risk categories market risk and credit risk. The market risk is the risk of loss due to high volatility in financial markets of share prices, interest rates, currency rates and real estate prices. In the insurance business, market risk relates specifically to the impact of financial changes on structural positions (ALM risk). The chief market risks in the banking business can be broken down into risks affecting structural positions (ALM risks), risks arising from trading activities (trading risk) and liquidity risk.

In the insurance business, credit risk consists mainly of counterparty risk inherent in investment portfolios and mortgages. For the bank, credit risk consists primarily of the risk of default on the part of borrowers or counterparties. This risk largely stems from three possible sources, namely counterparty risk, transfer risk and settlement risk.

Market risk: Insurance

The tools Fortis uses to monitor market risk include simulation models, scenario analyses and stress testing. These are used to calculate on a regular basis the potential impact of interest rate, share price and real estate price movements on solvency, earnings and embedded value.

Fortis has investigated the sensitivity of its pre-tax insurance results to a 100 basis point upward or downward parallel shift in the yield curve. It was found that the impact on 2002 results was negligible.

Market risk: Banking

Through its non-trading portfolio, Fortis Bank is exposed to interest rate risk and the risk of share price falls. Fortis monitors and manages using risk indicators. Examples of the former type of indicator are basis point sensitivity, the Value-at-Risk (VaR) and the duration of net equity. The basis point sensitivity indicator is used to calculate to what extent the real value of all assets and liabilities changes if each point on the interest rate swap curve is individually raised or lowered by one basis point.

The VaR model for the bank's structural position is used to calculate potential movements in the real value of assets and liabilities due to interest rate changes, on the basis of historical interest rate volatility, a holding period of two months and a reliability interval of 99%.

The duration of net equity is a general measure of interest rate risk. The duration and real value of all products is calculated on the basis of cash flow (redemptions and interest). The duration of net equity is such that the duration of the sum of the assets is equal to the duration of the sum of the liabilities, including net equity.

The risk indicator based on earnings calculation (Earnings-at-Risk) simulates the effect of an interest rate movement on future earnings. Using a central interest rate scenario and four other standard interest rate scenarios (parallel shift +100 bp, parallel shift –100 bp, a steeper yield curve: short –100 bp/long +100 bp or a flatter yield curve: short +100 bp/long –100 bp), net interest income (including volume effects) under each of the scenarios is calculated for the next three years. The sensitivity of earnings to interest rate movements can be measured by the difference between the best and worst net interest income figures calculated in this manner compared to the net interest income according under the central scenario.

The bank monitors risks arising from trading activities by means of qualitative controls and intensive use of quantitative models based on sensitivity and probability analyses. Value-at-Risk reports are compiled daily based on an adaptation of two methods: the variance/covariance model and the historical simulation model. The VaR reports are based on a holding period of one day and a probability of 99%. The table below shows the development of a few VaR figures. Also included in the survey is the efficiency ratio (the ratio of the ex-post volatility to the ex-ante VaR).

	2002	*2001*	*2000*
VaR as per 31 December	31.5	12.0	19.0
Highest VaR	38.5	27.8	23.7
Lowest VaR	7.9	9.4	6.2
Average VaR	21.8	17.5	13.4
Efficiency ratio (in %)	94	89	97


Value at Risk
45
40
35
30
25
20
15
10
5
0
31-12-1999
31-03-2000
30-06-2000
30-09-2000
31-12-2000
31-03-2001
30-06-2001
30-09-2001
31-12-2001
31-03-2002
30-06-2002
30-09-2002
31-12-2002

Market risk: Banking - Liquidity

Given the importance of the capital markets as a potential source of financing, the liquidity risk is closely related to the company's solvency and to the confidence that creditors place in the ability of Fortis to meet its financial commitments. Fortis manages the bank's liquidity risk such that it can meet customers' demands, repayment commitments and capital requirements even under unfavourable market conditions.

Credit risk: Insurance

Fortis keeps the credit risk of its insurance business to a minimum by subjecting its public and private sector investments to strict creditworthiness criteria. Limits are set for the amount that may be invested in any single company, and investments are spread across geographical areas and sectors. A substantial portion of Fortis's insurance portfolio in the Benelux countries is invested in fixed-income securities which are guaranteed directly or indirectly by a sovereign state.

The table below gives an idea of the diversification within the credit portfolios of Fortis Insurance.

	31-12-2002	*31-12-2001*	*31-12-2000*
Relating to the private sector:			
Mortgage loans, individuals	10,728.3	9,754.0	8,138.4
Corporate debentures	8,299.1	6,884.9	7,247.7
Other	8,403.3	8,841.2	9,840.0
Total relating to the private sector	27,430.7	25,480.1	25,226.1
Relating to the public sector	18,408.7	19,118.3	17,617.7
Relating to banks	7,900.8	7,712.7	5,793.5
Total credit risk [1]	**53,740.2**	**52,311.1**	**48,637.3**

1) Consists of fixed-income securities (investments) and loans to credit institutions and customers.

Credit Risk: Banking

The Bank's chief credit risks are counterparty default risk and country risk. The management of these risks is based on strict control procedures applied to the - fully independent -credit approval process. The credit policy is aimed primarily at spreading risks across various sectors, countries and markets.

A concentration of credit risk arises when the credit exposure of a group of counterparties is similarly impacted by economic trends, changes within a sector or geographical developments. Although the financial instruments in Fortis's portfolio are spread widely across various sectors, products and geographical areas, there is a potential concentration risk due to significant transactions which the bank concludes with other financial institutions, particularly in the field of loans (including repurchasing/reselling of securities), securities trade and derivative transactions. On the other hand, bonds issued by the Belgian, Dutch, German, Spanish, Italian, French and US governments represent a considerable credit exposure.

The following securities kept for investment purposes represented more than 10% of shareholder's equity:

	2002	*2001*	*2000*
Belgian government	27,846.8	34,072.7	39,171.7
Dutch government	9,789.6	9,134.8	6,873.4
German government	4,118.7	5,665.9	4,753.6
Spanish government	10,132.1	10,108.2	3,962.5
Italian government	13,420.3	12,366.9	5,648.2
French government	3,472.9	2,796.1	1,253.9
U.S. government	3,345.2	3,285.2	2,705.0

The tables below give an idea of the diversification within Fortis Bank's credit portfolios.

	31-12-2002	*31-12-2001*	*31-12-2000*
Relating to the private sector:			
Mortgage loans, individuals	44,677.5	40,816.3	40,006.3
Corporate debentures	8,004.2	8,005.0	7,383.9
Other	117,706.9	125,470.2	113,337.5
Total relating to the private sector	170,388.6	174,291.5	160,727.7
Relating to the public sector	67,726.6	73,399.8	57,582.8
Relating to banks	90,127.9	71,751.7	72,406.5
Total balance sheet risk [1]	328,243.1	319,443.0	290,717.0
Derivatives [2]	5,663.0	2,659.4	3,353.9
Credit related instruments [3]	86,007.0	84,892.0	88,612.2
Total off balance sheet risk	*91,670.0*	*87,551.4*	*91,966.1*
Total credit risk	**419,913.1**	**406,994.4**	**382,683.1**

1) Consists of fixed-income securities (investments) and loans to credit institutions and customers.
2) Based on credit equivalents.
3) Consists of outstanding acceptances, fixed lending obligations, documentary credits, deposits and guarantees (notional amounts).

	31-12-2002	*31-12-2001*	*31-12-2000*
Agriculture, forestry and fishing	1,389.9	1,440.7	1,261.9
Energy and water	6,025.9	4,461.0	4,162.5
Mining and minerals	1,929.3	1,966.3	2,034.6
Chemicals and plastics	2,406.5	2,828.8	2,596.4
Metallurgy	2,769.8	2,458.1	2,362.0
Other industry	5,406.8	5,868.1	6,267.7
Construction and mechanical engineering	2,518.9	2,928.9	3,.061.9
Trade, hotels and catering	13,087.0	10,916.9	11,630.2
Transport and communication	5,184.2	4,930.7	6,356.5
Real estate	7,431.2	8,593.9	7,431.2
Financial services and insurance	18,976.3	29,744.6	30,443.6
Other services	16,041.1	23,625.4	17,203.8
Consumer credits	52,091.1	46,593.9	48,080.9
Corporate debentures	8,004.2	8,005.0	7,383.9
Repo's to customers	13,186.0	10,762.8	3,675.5
Unclassified	13,940.4	9,166.4	6,775.1
Total	**170,388.6**	**174,291.5**	**160,727.7**

Special attention is given to the credit risk arising from derivative-related activities, capital market transactions and transactions with financial institutions. Where possible, Fortis limits these risks by entering into netting agreements and by requiring collateral to cover counterparties' liabilities.

The table below presents the weighted credit exposure of the derivatives positions as at 31 December. The credit risk is based on the notional amounts, multiplied by the credit risk factor based on the risk inherent to the instrument and the term to maturity.

	2002	*2001*	*2000*
Interest contracts	2,803.5	1,173.9	1,799.8
Currency contracts	1,567.7	1,098.3	1,416.8
Other contracts	1,291.8	387.2	137.3
Total	**5,663.0**	**2,659.4**	**3,353.9**

Credit risk: Banking - Country risk

Fortis Bank's country risk policy is aimed at adequately managing the country risk. By country risk we mean the risk of a foreign government defaulting on its obligations or preventing other debtors in their respective countries from transferring funds to foreign creditors, or of specific circumstances in a country (e.g. war, political or social unrest) causing a large number of debtors there to default. The country risk relates to loans to counterparties established in foreign countries, with the exception of European Union countries, Australia, Canada, Japan, New Zealand, Norway, Singapore, the United States and Switzerland.

The supervisory authority has issued guidelines for the calculation of country risk. The risk is calculated by deducting from the amount of the loans certain items defined by the supervisory authority. The fixed deductibles include elements which by their nature are not prone to country risk, the loan loss provision and collateral received. The supervisory authority has set minimum requirements for country risk provisions. Fortis will make additional provisions if it considers this necessary.

The table below presents the country risk for Fortis'banking operations, by region, in accordance with supervisory regulations, at 31 December.

				2002
	Gross exposure	Deductibles	Provision against country risk	Mitigated exposure
Latin America	1,341.7	1,222.1	46.2	73.4
Asia	819.9	780.6	24.0	15.3
Central and Eastern Europe	1,027.0	931.3	34.8	60.9
Middle East and Africa	2,992.9	2,822.8	110.0	60.1
Total	**6,181.5**	**5,756.8**	**215.0**	**209.7**

				2001
	Gross exposure	Deductibles	Provision against country risk	Mitigated exposure
Latin America	1,858.6	1,639.0	54.1	165.5
Asia	840.9	760.8	27.0	53.1
Central and Eastern Europe	1,202.3	1,045.4	34.3	122.6
Middle East and Africa	3,106.8	2,900.3	126.9	79.6
Total	**7,008.6**	**6,345.5**	**242.3**	**420.8**

In the table below the exposure is broken down by the risk profile of the countries, as defined by the regulators, at 31 December.

				2002
	Gross exposure	Deductibles	Provision against country risk	Mitigated exposure
No risk	0.0	0.0	0.0	0.0
Low risk	1,591.5	1,532.6	5.6	53.3
Middle risk	1,050.4	910.2	44.4	95.8
High risk	3,539.6	3,314.0	165.0	60.6
Total	**6,181.5**	**5,756.8**	**215.0**	**209.7**

				2001
	Gross exposure	Deductibles	Provision against country risk	Mitigated exposure
No risk	472.8	317.3	0.0	155.5
Low risk	1,678.6	1,605.5	5.9	67.2
Middle risk	1,141.2	965.0	40.4	135.8
High risk	3,716.0	3,457.7	196.0	62.3
Total	**7,008.6**	**6,345.5**	**242.3**	**420.8**

11 Investments and assets under management

Investments

The summary below shows the carrying value, the fair value for investments and investment income as a percentage of quarterly average book value. The difference between the book value and the fair value of these debt securities is largely due to the difference between the rate of interest at the time of their purchase and the rate of interest at balance sheet date. Such differences of interest rate also affect the technical insurance commitments to which these investments are related. Because of outstanding commitments related to profit sharing arrangements, unrealized capital gains and losses of the insurance business will be charged to the shareholders only to a limited extent.

			Book value			*Fair value*
	2002	*2001*	*2000*	***2002***	*2001*	*2000*
Land and buildings	6,557.5	5,840.2	5,678.5	6,557.5	5,840.2	5,678.5
Shares	9,905.0	14,166.9	16,077.9	9,905.0	14,166.9	16,077.9
Debt securities	121,467.9	125,871.3	108,824.9	126,044.8	127,612.9	110,327.9
Other investments	2,168.3	1,797.9	3,621.7	2,262.6	1,841.7	3,622.0
Total	**140,098.7**	**147,676.3**	**134,203.0**	**144,769.9**	**149,461.7**	**135,706.3**

			Investment income as % of investments
	2002	*2001*	*2000*
Land and buildings	8.0	10.1	10.5
Shares	(23.7)	(10.6)	0.8
Debt securities	5.3	5.8	6.4
Other investments	0.7	4.4	1.6
Total	**2.8**	**4.2**	**5.8**

Debt securities are valued at amortization value in the balance sheet. Realized gains on debt securities are taxable. Shares and land and buildings are valued at fair value, and revaluations are recorded in equity, taking into account tax implications. Tax is in principle payable when the deferred capital gain on land and buildings is realized. The unrealized capital gain on land and buildings for banking and insurance was EUR 950 million (2001: EUR 983 million; 2000: EUR 561 million). The unrealized capital loss on shares was EUR 1,096 million (2001: EUR 1,473 million; 2000: EUR 3,977 million). In certain cases the capital gain is tax-exempt upon realization. The share portfolio consists almost entirely of listed shares.

As the debt securities consist largely of loans to government authorities, public bodies and banks, they are readily marketable. Other investments consist primarily of Treasury bills and participating interests in investment pools.

Investment income

The table below shows investment income, including non-operating items.

					2002
	Land and buildings	*Shares*	*Debt securities*	*Other investments*	*Total*
Gross investment income	558.2	411.4	6,071.0	118.6	7,159.2
Realized capital gains	(4.7)	(793.2)	449.8	(105.2)	(453.3)
Revaluations	59.9	(1,492.2)			(1,432.3)
Unrealized capital gains / losses included in P&L	(118.8)	(1,093.3)			(1,212.1)
Total	**494.6**	**(2,967.3)**	**6,520.8**	**13.4**	**4,061.5**

					2001
	Land and buildings	*Shares*	*Debt securities*	*Other investments*	*Total*
Gross investment income	430.8	411.2	6,389.0	146.0	7,377.0
Realized capital gains	22.0	537.0	323.0	(28.0)	854.0
Revaluations	124.5	(2,484.7)			(2,360.2)
Total	**577.3**	**(1,536.5)**	**6,712.0**	**118.0**	**5,870.8**

					2000
	Land and buildings	*Shares*	*Debt securities*	*Other investments*	*Total*
Gross investment income	401.4	369.0	6,428.2	79.0	7,277.6
Realized capital gains	90.5	776.9	207.0	7.3	1,081.7
Revaluations	64.5	(1,034.0)			(969.5)
Total	**556.4**	**111.9**	**6,635.2**	**86.3**	**7,389.8**

Assets under management by origin

	2002	*2001*	*2000*
Investments insurance	49,999.1	50,487.3	49,649.8
Investments banking	89,978.6	96,866.9	84,098.8
Total investments for own account [1]	140,098.7	147,676.3	134,203.0
Investments on behalf of policyholders	18,390.6	23,567.4	22,012.7
Funds under management	131,327.6	144,862.7	157,630.3
Total assets under management	**289,816.9**	**316,106.4**	**313,846.0**

1) *This amount also includes the intercompany accounts and investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

				2002
	Shares	*Land and buildings*	*Debt securities*	*Total*
Private Banking	21,632.0		29,043.0	50,675.0
Asset Management	28,527.0	11.0	44,228.0	72,766.0
Other	5,643.6	461.0	17,987.3	24,091.9
Subtotal	55,802.6	472.0	91,258.3	147,532.9
Eliminations	(11,454.3)		(4,751.0)	(16,205.3)
Total funds under management	**44,348.3**	**472.0**	**86,507.3**	**131,327.6**

Roll-forward funds under management

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2001	**59,301.0**	**79,432.0**	**22,333.7**	**(16,204.0)**	**144,862.7**
Net new means	1,058.0	2,202.0	2,646.2	(1,962.3)	3,943.9
Capital gains / losses	(8,664.0)	(10,881.0)	(1,388.0)	1,961.0	(18,972.0)
Transfer between business lines and other	(1,020.0)	2,013.0	500.0		1,493.0
Closing balance at 31 December 2002	**50,675.0**	**72,766.0**	**24,091.9**	**(16,205.3)**	**131,327.6**

12 Employee benefits

Fortis has a number of defined pension benefit plans covering virtually all of its employees. The benefits are based on years of service and on the level of remuneration. Pension commitments are determined based, among other things, on such factors as mortality, personnel changes and wage projections, allowing for the specific economic conditions in each country or company. Discount rates are set on the basis of the yield (on the valuation date) of debt securities issued by blue-chip companies (or by the government in the absence of a representative market). When determining pension costs secundary elements of remuneration are also included, such as the reimbursement of a part of the health insurance premium and personnel conditions on specific financial products, which continue to exist during retirement.

The following table provides the components of pension costs:

	2002	*2001*
Service cost	232.4	199.8
Interest cost	317.6	297.2
Expected return on plan assets	(295.1)	(302.8)
Amortization of deferred items	30.8	2.6
Net periodic pension costs	**285.7**	**196.8**

The following table provides the parameters applied:

	2002	*2001*
Discount rate	4.50 - 6.75	5.40 - 7.75
Expected return on plan assets	4.50 - 8.50	5.40 - 9.00
Rate of remuneration increase	1.50 - 5.50	1.50 - 5.50

The following table presents changes in pension obligations and the fair value of plan assets. The net amount has been recorded in the balance sheet either under the item other assets or under other liabilities.

	2002	*2001*
Benefit obligations at 1 January	**5,886.5**	**5,256.2**
Acquisitions group companies	49.6	67.3
Service costs	232.4	199.8
Interest costs	317.6	297.2
Plan amendments	131.8	160.7
Plan participants' contributions	1.5	8.2
Actuarial gains and losses	(68.5)	174.5
Exchange differences	(61.6)	(4.2)
Benefits paid	(299.7)	(273.2)
Benefit obligations at 31 December	**6,189.6**	**5,886.5**
Fair value of plan assets at 1 January	**5,349.1**	**5,046.6**
Actual return on plan assets	(356.8)	130.5
Acquisitions group companies	(2.8)	36.9
Employer contribution	515.3	404.5
Plan participants' contributions	1.5	8.2
Exchange adjustments	(33.2)	(4.4)
Benefits paid	(299.7)	(273.2)
Fair value of plan assets at 31 December	**5,173.4**	**5,349.1**

The plan assets are comprised predominantly of fixed-income securities and investment contracts with insurance companies.

	2002	*2001*
Funded status	(1,016.2)	(537.2)
Unrecognized net actuarial loss	881.9	379.7
Unrecognized prior service costs	152.8	116.5
Unrecognized net transition obligation	62.0	19.1
Unrecognized other gains / losses	(2.6)	28.0
Prepaid pension costs	**77.9**	**6.1**
Recognized as follows:		
- Prepaid pension costs (within other assets)	487.7	644.1
- Accrued pension costs (within other liabilities)	(409.8)	(638.0)
	77.9	**6.1**

Due to a decline in 2002 in the value of the pension investments compared with Fortis employees' accrued pension rights, a supplementary pension commitment in the amount of EUR 138 million, after taxation, was charged to net equity.

The aggregate pension benefit obligation and aggregate fair value of plan assets with respect to overfunded plans at 31 December 2002 were EUR 1,069.8 million and EUR 1,407.8 million respectively (2001: EUR 1,515.8 million and EUR 2,161.0 million respectively). The aggregate pension benefit obligation and aggregate fair value of plan assets with respect to underfunded plans at 31 December 2002 were EUR 5,119.7 million and EUR 3,765.5 million respectively (2001: EUR 4,370.7 million and EUR 3,188.2 million respectively).

Defined Contribution Plans

Fortis also sponsors a number of defined contribution plans around the world. Employees may contribute to the plan based on a percentage of their remuneration, but limited by local tax laws. Aggregate contributions for defined contribution plans amounted to EUR 67.8 million in 2002 (2001: EUR 51.2 million; 2000: EUR 70.8 million).

13 Employee stock and option plans

As an additional incentive to its employees, in the past few years Fortis has offered its personnel a number of stock option plans on Fortis shares. Prior to 1999, the plans were offered primarily to senior management and to the employees in the Netherlands. In 1999 and 2000 the plans were extended and offered to employees of Fortis in Belgium, the Netherlands, Luxembourg, United Kingdom, Spain and France. With the exception of the Executive Committee and senior management no employees were offered options in 2001. In 2002 Fortis offered personnel the opportunity to purchase Fortis shares. Therefore, Fortis SA/NV and Fortis N.V. issued 1,752,500 new shares.

Because of the differing tax regimes, there are differences in the duration and exercise price of the options offered in each country.

An overview of the options granted tot the Fortis Board of Directors and the Executive Committee is included in note 18 "Compensation of Fortis Directors and Executive Committee members".

Options offered in	***2002***	*2001*	*2000*	*1999*	*1998*	*1997*
Exercise period	2006-2009	2006-2008	2005-2007	2004-2009	2003	2002-2007
Numbers of options offered	3,668,404	344,750	10,555,700	18,665,150	5,188,100	4,742,050
Average exercise price	26.55	37.57	35.21	30.41	27.57	19.86
Exercised/lapsed before 2002			650	28,000	1,766,000	3,560,330
Exercised in 2002						869,800
Lapsed in 2002	23,300		181,000	560,400		85,300
Outstanding 31 December 2002	3,645,104	344,750	10,374,050	18,076,750	3,422,100	226,620
On new Fortis shares	2,905,804		10,017,100	18,076,750	3,422,100	226,620
On existing Fortis shares	739,300	344,750	356,950			

For senior management in the United States there is a separate option plan based on preferred shares of Fortis, Inc. The options cannot be exercised in the first three years and have a maturity of ten years. The valuation of the preferred shares of Fortis, Inc. is directly linked to the market value of Fortis shares. The total number of options granted in 2002 was 87,500 (2001: 75,900; 2000: 55,750). The total number of options outstanding at 31 December 2002 was 339,700 (2001: 314,250; 2000: 239,501), of which 149,900 (2001: 279,842; 2000: 209,060) cannot yet be exercised. To cover the costs of this plan a debt of EUR 0.7 million (2001: EUR 0.8 million; 2000: EUR 2.1 million) was included.

Due to the acquisition of ASR Verzekeringsgroep (now "Fortis ASR") the current personnel option plans on ASR shares were converted into personnel option plans on Fortis shares effective from 15 January 2001. The table below reflects the number of Fortis share options based on the movement in the number of options from the moment of the acquistion of ASR.

Options offered in	*2000*	*1999*	*1998*	*1997*
Exercise period	2003-2005	2002-2004	2001-2003	2000-2002
Number of options offered upon acquisition of ASR	265,779	403,950	90,047	17,375
Exercise price	17.47	19.26	25.33	15.33
Exercised before 2002			3,885	1,243
Exercised in 2002				15,044
Lapsed in 2002				1,088
Outstanding 31 December 2002	265,779	403,950	86,162	

Fortis ASR has also granted to some of its employees stock appreciation rights (SARs) with respect to ASR shares. SAR holders are entitled to a cash payment equal to the difference between the exercise price and the actual price of the ASR shares at the time of exercise of the SAR. On 15 January 2001 the underlying asset was converted to a Fortis share. The table below reflects the movements in the number of SARs since the acquisition of ASR.

SARs offered in	*2000*	*1999*
Exercisable from	2003-2005	2002-2004
Number of SARs upon acquisition of ASR	1,279,783	1,035,626
Exercise price	17.47	19.26
Exercised in 2002		
Outstanding 31 December 2002	1,279,783	1,035,626

As of 31 December 2002 Fortis ASR held 3,071,300 Fortis shares to hedge the option and SAR plans.

14 Income taxes

The result before taxation includes some income items on which no income tax is payable by group companies. In addition, special tax arrangements are in force in many countries in which Fortis operates.

	2002	*2001*	*2000*
Taxation on profit from operating result	(910.2)	(1,048.9)	(1,044.4)
Taxation on unrealised capital losses on the investment portfolio of shares	117.0		
Taxation on non operating items	29.1	131.0	(105.1)
Total taxation on result	(764.1)	(917.9)	(1,149.5)
Taxation recorded in net equity	(81.0)	214.8	65.3
Total taxation	**(845.1)**	**(703.1)**	**(1,084.2)**
Current:			
Belgium	(525.4)	(366.6)	(284.5)
The Netherlands	73.7	(157.4)	(133.0)
Other	(213.7)	(448.0)	(375.9)
Total current income taxes	(665.4)	(972.0)	(793.4)
Deferred:			
Belgium	(133.7)	(108.2)	(296.1)
The Netherlands	38.5	60.0	(72.6)
Other	(3.5)	102.3	12.6
Total deferred income taxes	(98.7)	54.1	(356.1)
Total taxation on result	**(764.1)**	**(917.9)**	**(1,149.5)**

Expected income tax has been determined by relating the result before taxation to the weighted average standard tax rate. Differences between the expected taxation and actual taxation are summarized as follows:

	2002	*2001*	*2000*
Operating result before taxation	2,545.7	3,493.4	3,617.3
Unrealised capital losses on the investment portfolio of shares	(1,148.5)		
Non operating items	72.4	199.8	517.5
Total result before taxation	1,469.6	3,693.2	4,134.8
Current period average rate (in %) [1]	41.0	38.3	39.7
Expected taxation	(602.4)	(1,416.6)	(1,641.3)
Increase / decrease resulting from:			
- Tax-exempt income (including unrealized capital gains and losses)	(176.5)	384.0	291.3
- Non-deductible expenses	(70.7)	(35.4)	(50.8)
- Foreign tax rate differential	1.9	17.4	45.5
- Other	83.6	132.7	205.8
Total taxation on result	**(764.1)**	**(917.9)**	**(1,149.5)**

1) *Weighted average standard tax rate.*

Deferred tax assets and liabilities at 31 December 2002 consist of the following:

	2002	*2001*	*2000*
Deferred tax assets:			
Provisions	362.1	566.7	452.5
Insurance technical provisions	1,446.5	1,507.9	1,562.9
Deferred gains on fixed income investments	206.8	204.2	98.0
Pensions and other post-retirement liabilities	159.2	178.5	105.0
Net operating loss carryforwards	259.0	148.3	161.4
Other	482.5	455.8	303.1
Total deferred tax assets	2,916.1	3,061.4	2,682.9
Deferred tax liabilities:			
Land and buildings	1,341.1	1,176.4	734.3
Valuation of equity securities, venture capital and debt securities	295.5	105.6	584.8
Valuation of trading portfolio		0.2	1.9
Deferred acquisition costs	690.6	802.5	915.9
Pensions and other post-retirement liabilities	142.0	251.3	85.9
Prepayment and accrued income	25.4	29.5	35.9
Tax-exempt reserves	189.0	223.3	223.3
Other	610.8	598.6	762.3
Total deferred tax liabilities	3,294.4	3,187.4	3,344.3
Net deferred tax	**(378.3)**	**(126.0)**	**(661.4)**

Deferred tax assets and liabilities are classified by tax entity and recorded in the balance sheet as follows:

	2002	*2001*	*2000*
Deferred tax asset within other assets	2,139.6	2,335.4	2,483.4
Deferred tax liability within other liabilities	2,517.9	2,461.4	3,144.8
Net deferred tax	**(378.3)**	**(126.0)**	**(661.4)**

15 Earnings per share

The following table specifies the calculation of earnings per share (EPS):

	2002	*2001*	*2000*
Net operating profit	430.1	2,267.4	2,355.2
Non operating items after taxation	101.5	330.8	412.4
Income available to ordinary stockholders for EPS	531.6	2,598.2	2,767.6
Interest saved on convertible securities		41.7	41.9
Profit used for calculating diluted EPS	**531.6**	**2,639.9**	**2,809.5**
Weighted average ordinary shares outstanding			
applicable to basic EPS (in thousands)	1,294,417	1,293,282	1,214,964
Effect of dilutive securities:			
Options	82	728	2,086
Warrants	28	81	96
Convertible securities	3	40,283	42,037
Adjusted weighted average ordinary shares outstanding			
applicable to diluted EPS (in thousands)	**1,294,530**	**1,334,374**	**1,259,183**
Earnings per share:			
Net operating profit	0.33	1.75	1.94
Non recurring items after taxation	0.08	0.26	0.34
Net profit	**0.41**	**2.01**	**2.28**
Earnings per share fully diluted			
Net operating profit	0.33	1.73	1.90
Non recurring items after taxation	0.08	0.25	0.33
Net profit	**0.41**	**1.98**	**2.23**

In 2002 weighted average options of 20,014,692 shares (2001: 3,258,799; 2000: 431,482) with weighted average exercise prices of EUR 32.50 per share (2001: EUR 35.09; 2000: EUR 39.00) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2002 66,072,567 shares arising from convertible securities were excluded from the calculation of earnings per share because the interest saved on these securities was higher than the earnings per share.

16 Non-operating items

The following table gives an overview of non-operating items after taxation:

	2002	*2001*	*2000*
Non-operating items	72.4	199.8	517.5
Taxation on non-operating items	29.1	131.0	(105.1)
Non-operating items after taxation	**101.5**	**330.8**	**412.4**
Non recurrent capital gains:			
- Suez (Insurance)		263.6	149.3
- Fortis Financial Group (Insurance)		35.9	
- Australia (Insurance)		45.9	
- Kempen & Co. (Insurance)		80.0	
- Arbed (Banking)	18.7		
- TOP Lease (Banking)	72.6		
- Cedel (Banking)	92.3		
- Liffe Seats (Banking)		11.0	
- SES Global (Banking)		74.6	
- Euronext (Banking)			99.3
Release of millennium provisions:			
- Insurance			69.6
- Banking			94.2
Reorganisation provisions:			
- Insurance	(17.9)	(57.4)	
- Banking	(52.7)	(151.3)	
- General		(3.0)	
Change tax rate Belgium	(11.5)		
Change tax rate Luxembourg		31.5	
Non-operating items after taxation	**101.5**	**330.8**	**412.4**

17 Influence of translation differences

Currency movements affected operating result before taxation and net equity. Operating result before taxation fell by 27.1% (2001: down 3.4%); after adjustment for currency effects this decline was 28.7% (2001: down 3.7%). Net equity decreased by 21.5% (2001: down 8.9%), from EUR 13,844.5 million to EUR 10,870.9 million (2001: from EUR 15,196.8 million to EUR 13,844.5 million). After adjustment for currency effects the decrease in net equity was 25.2% (2001: down 9.4%).

18 Remuneration of Fortis Directors and Executive Committee members

Remuneration of Fortis Directors

The remuneration of the members of the Board of Directors is determined in accordance with the Articles of Association of Fortis. Detailed proposals for remuneration for non-executive directors are formulated by the Compensation & Nominating Committee, based upon advice from outside experts. The structure and levels of remuneration are determined in view of the specific responsibilities of the non-executive directors in the Fortis boards and general international market practice. None of the non-executive directors received an annual incentive award or stock options in 2002. Pursuant to their previous executive position within Fortis, some non-executive directors hold options and are entitled to pension rights for the period during which they held such a position. For the 2002 financial year, total remuneration of the non-executive directors amounted to EUR 2.3 million (2001: EUR 2.6 million). This amount includes both regular basic remuneration for board membership and board committee meetings attendance fees. Remuneration of the CEO, who is a member of the Board of Directors, is explained below under "Remuneration of the CEO and Executive Committee members". The remuneration of each director is shown in the table below. The table also shows the number of Fortis shares and options held by the directors and credits or loans granted by Fortis companies to the directors.

	Function (Except for the CEO all directors are non-executives)	*2002 remuneration (EUR)*	*Fortis shares held on 31-12-02*	*Options on Fortis shares outstanding 31-12-02)* [1]	*Loans & credit outstanding 31-12-02 (EUR)* [2]
Hans Bartelds	Chairman [3]	33,000	5,248	40,450	
Jacob Glasz	Chairman [4]	221,000 [5]			317,646 [6]
Count Maurice Lippens	Chairman	309,000	700,000	55,900	800,000 [7]
Viscount Etienne Davignon	Vice-Chairman	173,000	1,000		
Jan Slechte	Vice-Chairman	167,000			
Anton van Rossum	CEO	2,100,000		138,650 [8]	
Baron Valère Croes	Director	127,000	6,282		
Jan-Michiel Hessels	Director	121,000			
Henjo Hielkema	Director	167,000		33,950	215,800 [6]
Baron Daniel Janssen	Director	124,000 [9]	70,855		
Mrs Christine Morin-Postel	Director	121,000 [9]			
Mrs Annemieke Roobeek	Director	124,000			
Martin Schröder	Director	124,000 [5]			
Philippe Speeckaert	Director	127,000	2,709		148,700 [6]
Baron Piet van Waeyenberge	Director	154,000 [9]			
Klaas Westdijk	Director	131,000			348,850 [6]

1) Details on options held are given on page 66.
2) Granted at market conditions at time of granting.
3) Chairman until 1 February 2002; in 2002 an amount of EUR 967,000 was paid pursuant to Mr Bartelds' former executive position, which ended on 27 September 2000.
4) Chairman as from 1 February 2002.
5) Amount subject to VAT (19%).
6) Mortgage loan.
7) Cash-credit and straight loan.
8) In addition to the options mentioned, the CEO in 2000 was granted 86,475 Stock Appreciation Rights ("SARs") on Fortis shares. SARs entitle the CEO to a cash payment by Fortis that equals the difference - if it becomes positive - between the current price of Fortis shares at the moment of exercising the SAR and the exercise price (EUR 28.91), i.e. the market price of the Fortis shares on 27 June 2000 (in which the difference is limited to a maximum of EUR 28.91). The SARs may be exercised between 31 August 2003 and 31 August 2005, during predetermined "open" periods.
9) Total remuneration is paid to a company outside Fortis, where the director exercises a function.

Remuneration of the CEO and Executive Committee members

The remuneration of the CEO and Executive Committee members is designed to:

- ensure the organization's continued ability to attract, motivate and retain high-calibre and high-potential executive talent for which Fortis competes in an international market place;
- promote achievement of demanding performance targets in order to align the interests of executives and shareholders in the short, medium and long term;
- stimulate, recognize and reward both strong individual contribution and solid team performance.

Both the levels and structure of remuneration for Fortis senior executives is analyzed on an annual basis. At the initiative of the Compensation & Nominating Committee, Fortis's competitive positioning is regularly reviewed by and discussed with a leading international firm of compensation and benefits consultants, in light of the practices of other major Europe-based international financial services groups and other organizations operating on a global basis.

The reward package for the CEO and Executive Committee members reflects a concept of "integrated" total direct compensation, combining the following three major components of pay: base salary, annual incentive (short-term performance-related bonus) and long-term incentive.

In calibrating the various remuneration components, the objective is to position the potential overall remuneration levels clearly well in line with compensation practices of other leading multinational firms. The variable, performance-related pay components are the dominant portion of the executives' total compensation package, i.e. total 'pay-at-risk' in terms of targeted short- and long-term incentives compensation levels represent at least 60% of the executives' potential total compensation.

Base salary

Base salary levels are intended to compensate the executives for their position responsibilities and their particular set of competencies. These levels are set in line with general prevailing market rates for equivalent-type positions and are subject to regular annual reviews. Base salary levels have remained unchanged since 1999.

Annual incentive

The annual incentive is designed to stimulate, recognize and reward strong individual contribution by the executives as well as solid performance as team members within the Executive Committee and within their respective businesses. Payout under the annual incentive scheme is directly linked to the actual performance against a set of predetermined qualitative and quantitative performance metrics. Target annual incentive payouts are expressed as percentages of base salary and range between 70% and 100%, depending upon the position within the Executive Committee. The actual annual incentive is determined based on the degree of actual achievement of the objectives and the outcome of the overall performance appraisal process.

Long-term incentive

The long-term incentive plan is designed to:

- encourage and support the creation of shareholder value and to ensure that the executives, like the shareholders, share in the company's successes and setbacks;
- provide the opportunity for executives to receive overall competitive rewards for performance as a result of sustained group performance over a longer period of time and enable the organization to outperform a group of Fortis's peers in the international market.

Key features of the 2002 long-term incentive plan are as follows:

- initial target long-term incentive levels are set by the Compensation & Nominating Committee for each executive level and are determined as percentages of annual base salary;
- actual long-term incentives are recommended by the Compensation & Nominating Committee on the basis of Fortis's actual share performance relative to a peer group of Europe's top 30 financial institutions (as determined by market capitalization). Fortis' relative share performance is measured annually, with its share price development benchmarked on a quarterly basis.

In 2002, the long-term incentive was paid out as a combination of options and cash. The 2002 grant stipulates a strike price of EUR 32.23, being 128 % of the Fortis share market value at the time they were granted (EUR 25.18 on 26 April 2002) and an option term of six years. Options can be exercised, during predetermined recommended "open periods" falling within a time frame ranging from the first day of the year following the third anniversary of the grant until the end of the option term.

As part of the annual review of the executive remuneration package, the Compensation & Nominating Committee has thoroughly examined current and anticipated long-term incentive practices of major financial institutions in Europe. Based on this review, the Compensation & Nominating Committee has recommended to the Board that it amend the approach to payment of the long-term incentive for 2003. In 2003 the long-term incentive will be paid out as a combination of options and shares, of which terms and conditions will be fixed during the second quarter of 2003.

Other components

The CEO and members of the Executive Committee participate in Fortis's pension plans in either Belgium or the Netherlands. These schemes are in line with predominant market practices in the respective geographic environments; they are non-contributory defined benefit plans, providing retirement and pre- and post-retirement survivors' pensions or their lump sum equivalent. Normal retirement benefits apply starting at age 60. Target defined pensions, including legal pension, are set at percentages of base salary and range between 65% and 80%, depending on the position within the Executive Committee and on the number of years the executive has been at Fortis. Other benefits, such as medical and other insurance coverages, are provided in line with competitive practices in the market where the executive is employed.

Compensation of the CEO and Executive Committee members in 2002

For 2002 total remuneration for the CEO was EUR 2.1 million (2001: EUR 2.4 million) and included the grant of 75,200 options (exercise price EUR 32.23). This total remuneration was composed of a base salary of EUR 750,000 (2001: EUR 750,000), an annual incentive of EUR 525,000 (2001: EUR 810,000) and an amount of EUR 800,000 (2001: EUR 809,000) representing the other remuneration components (net periodic pension cost, long-term incentive paid in cash and other costs).

For 2002 total remuneration for the seven Executive Committee members was EUR 8.0 million (2001: EUR 7.9 million) and included the grant of a total of 265,300 options (exercise price EUR 32.23). Total remuneration was composed of an aggregate total base salary of EUR 3.6 million (2001: 3.6 million), ranging from EUR 505,000 to EUR 614,000 per member, depending upon the position within the Executive Committee; an aggregate total annual incentive of EUR 2.7 million (2001: EUR 2.6 million), ranging, on an individual basis, from EUR 330,000 to EUR 560,000, and an aggregate total of other remuneration components of EUR 1.6 million (2001: EUR 1.7 million) for net periodic pension costs, long-term incentive paid in cash and other costs.

Details of the stock options granted to and held by the CEO, former and current members of the Executive Committee are shown in the table below.

	Outstanding 31-12-2001	*Granted in 2002*	*Excercised in 2002*	*Outstanding 31-12-2002*	*Exercise price*	*Share price at exercise date*	*Expiry date*
Non-executive directors							
M. Lippens	15,300			15,300	18.60		20-11-2007
	7,500			7,500	29.81		03-10-2006
	7,650			7,650	31.75		31-12-2009
	25,450			25,450	38.40		14-04-2006
H. Hielkema	7,500		7,500		19.97	20.60	30-06-2002
	7,500			7,500	27.57		30-06-2003
	7,500			7,500	29.81		03-10-2004
	18,950			18,950	38.40		14-04-2006
Executive Committee							
A. van Rossum	25,450			25,450	38.40		14-04-2006
	38,000			38,000	37.57		18-04-2007
		75,200		75,200	32.23		28-04-2008
H. Verwilst	15,300			15,300	18.60		20-11-2007
	7,500			7,500	29.81		03-10-2006
	7,650			7,650	31.75		31-12-2009
	18,950			18,950	38.40		14-04-2006
	26,750			26,750	37.57		18-04-2007
		52,300		52,300	32.23		28-04-2008
G. Mittler	10,350			10,350	18.60		20-11-2007
	7,500			7,500	29.81		03-10-2006
	7,650			7,650	31.75		31-12-2009
	13,350			13,350	38.40		14-04-2006
	18,000			18,000	37.57		18-04-2007
		35,500		35,500	32.23		28-04-2008
K. De Boeck	15,300			15,300	18.60		20-11-2007
	7,500			7,500	29.81		03-10-2006
	7,650			7,650	31.75		31-12-2009
	12,000			12,000	38.40		14-04-2006
	18,000			18,000	37.57		18-04-2007
		35,500		35,500	32.23		28-04-2008
J. De Mey	15,300			15,300	18.60		20-11-2007
	7,500			7,500	29.81		03-10-2006
	7,650			7,650	31.75		31-12-2009
	12,000			12,000	38.40		14-04-2006
	18,000			18,000	37.57		18-04-2007
		35,500		35,500	32.23		28-04-2008
F. Dierckx	7,500			7,500	29.81		03-10-2006
	7,650			7,650	31.75		31-12-2009
	12,000			12,000	38.40		14-04-2006
	18,000			18,000	37.57		18-04-2007
		35,500		35,500	32.23		28-04-2008
J. Feilzer	7,500			7,500	27.57		30-06-2003
	7,500			7,500	29.81		03-10-2004
	13,350			13,350	38.40		14-04-2006
	18,000			18,000	37.57		18-04-2007
		35,500		35,500	32.23		28-04-2008
C. de Swart	37,298			37,298	19.26		22-09-2004
	37,298			37,298	17.47		24-05-2005
	18,000			18,000	37.57		18-04-2007
		35,500		35,500	32.23		28-04-2008
Total	**598,796**	**340,500**	**7,500**	**931,796**			

19 Dividend

Shareholders may choose to receive a dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If no express choice is made by the shareholders for a Fortis share, the following will apply:
- If the Fortis share is held by a paying agent that has an account with a CSD member of a central securities custody office established in Belgium or the Netherlands respectively, or if the Fortis share is held by a shareholder whose residence as stated in the shareholders' register is in Belgium or the Netherlands respectively, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV or Fortis N.V. respectively.
- If the shareholder has received physical bearer shares, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV.
- In all other cases, 50% of the relevant shares will be assigned the Fortis SA/NV dividend and 50% of the relevant shares will be assigned the Fortis N.V. dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Netherlands Civil Code stipulates that dividends may be paid out by a Dutch company only if the net equity of the company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association. Under the Belgian Companies Code, 5% of the net profit of a company must be used annually for the formation of a reserve fund. This obligation no longer applies once the reserve fund has reached a minimum of 10% of the authorized share capital. Dividends may not be paid if the level of net assets of the company falls below, or following payment of a dividend would fall below, the sum of its paid-up capital and non-distributable reserve. The Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by industry, principally banking and insurance, regulators in the countries in which the subsidiaries operate.

Additionally, certain Fortis subsidiaries outside the Netherlands and Belgium are subject to restrictions on the amount of cash dividends they may pay to shareholders. Most significantly, subsidiaries in the United States are subject to dividend restrictions imposed by the respective insurance regulatory authorities in the states in which the subsidiaries in question are domiciled. For life, accident and health insurance subsidiaries, dividends are generally limited to 10% of the legally retained profit or 10% of the legal net operating result if this amount is higher. For non-life subsidiaries, dividends are limited to a specified percentage of the previous year's net equity or of the previous year's net investment results, depending on the state of domicile. Dividends paid in excess of these limitations require prior approval from the insurance regulatory authority in the state of domicile.

20 Regulatory matters and solvency

The banking and insurance regulators in Belgium and the Netherlands have agreed to coordinate the implementation of their respective supervisory powers. The agreement stipulates that each of the four authorities continue to supervise the relevant activities of Fortis in its jurisdiction. The authority that supervises the greatest volume of activities (measured in terms of capital adequacy requirements) of Fortis coordinates the activities of all Dutch and Belgian supervisory authorities with respect of Fortis. On the basis of this criterion, the Belgian regulator for banking, securities firms and public offering (Commission Bancaire et Financière ("CBF")) acts as the coordinating authority. Fortis reports to the CBF on a consolidated level. In addition, Fortis's operations in the United States are supervised by the insurance regulators in the states in which they operate.

Fortis banking subsidiaries are subject to various regulatory guidelines administered by Belgian and Dutch banking supervisors. These guidelines are in accordance with the European Union directives and guidelines developed by the Basle Committee on Banking Regulations and Supervisory Practices. The guidelines require Fortis banking subsidiaries to maintain a minimum qualifying capital relative to the on- and off-balance sheet lending (Total capital ratio). Loans are weighted according to their inherent risk. Capital must also be maintained for the market risk involved in the bank's trading activities. The requirement for the core capital (Tier 1 ratio) is 4%; for the total qualifying capital this is 8%. The table below presents the solvency ratios of the banking business.

	Minimum requirements	***2002***	*2001*	*2000*
Credit risks		142,021.7	146,066.5	151,485.6
Market risks		9,282.8	6,540.0	7,604.7
Risk-weighted assets		**151,304.5**	**152,606.5**	**159,090.3**
Tier 1 ratio	4.0%	8.2%	8.5%	7.3%
Bis-ratio	8.0%	13.0%	13.5%	11.8%

In accordance with European Union Directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins. The minimum solvency margin must be at least 16% of gross premiums written in the prior year for non-life and generally 4% of technical provisions (1% if investments are for the account of policyholders) plus 0.3% of the amount at risk under the insurance policies for life insurers. As of 31 December 2002, the solvency margins of Fortis's insurance operations computed in accordance with this directive amounted to EUR 5,773.2 million (2001: EUR 6,975.3 million; 2000: EUR 8,422.3 million). The minimum solvency was EUR 3,645.6 million at 31 December 2002 (2001: EUR 4,225.4 million; 2000: EUR 3,724.1 million). Fortis's United States insurance operations are required by insurance commissioners of the respective states of domicile to adhere to certain minimum risk-based capital ("RBC") requirements. These subsidiaries meet the minimum RBC requirements.

Solvency

Fortis has formulated a framework for solvency which defines an upper and a lower limit of core capital. The minimum limit is based on the sum of 6% of the bank's risk-weighted assets and 1.75 times the statutory minimum requirements for the insurance sector. The maximum limit comprises 7% of the bank's risk-weighted assets and 2.5 times the statutory minimum requirements for the insurance industry.

Fortis's solvency position at 31 December was:

		2002		*2001*		*2000*
Group equity		13,101.7		15,977.2		17,355.8
Fund for general banking risks		2,215.0		2,216.7		2,042.9
Tier 1 loans		2,250.0		1,000.0		
Net core capital		17,566.7		19,193.9		19,398.7
	Floor	*Cap*	*Floor*	*Cap*	*Floor*	*Cap*
Solvency requirement	15,458.0	19,705.2	16,556.6	21,254.2	16,062.5	20,446.5
Surplus / (deficit)	2,108.7	(2,138.5)	2,637.3	(2,060.3)	3,336.2	(1,047.8)
Core capital as multiple of Floor / Cap	1.14	0.89	1.16	0.90	1.21	0.95

Balance sheet insurance

	Note	*31-12-2002*	*31-12-2001*	*31-12-2000*
Assets				
Cash	A1	**1,970.7**	1,154.1	1,249.3
Investments	A2	**49,999.1**	50,487.3	49,649.8
Loans and advances to credit institutions		**2,297.6**	1,971.2	1,632.8
Loans and advances to customers	A3	**16,530.2**	16,121.2	14,837.4
Reinsurers' share of technical provisions		**6,131.6**	6,890.8	4,943.6
Deferred acquisition costs	A4	**2,810.1**	2,963.6	3,297.7
Prepayments and accrued income		**1,248.2**	1,318.2	1,164.6
Investments on behalf of policyholders	A5	**18,390.6**	23,567.4	22,012.7
Other assets	A6	**6,026.0**	5,463.0	6,230.3
Total assets		**105,404.1**	109,936.8	105,018.2
Liabilities				
Amounts owed to credit institutions		**1,159.3**	378.3	402.0
Debt certificates		**6,718.3**	4,601.4	3,345.8
Technical provisions	A7	**61,735.9**	59,533.4	56,130.2
Technical provision related to investments on behalf of policyholders	A5	**18,563.5**	23,084.9	21,690.1
Accruals and deferred income		**1,325.1**	1,496.9	452.7
Other liabilities	A8	**7,358.8**	10,584.5	12,895.0
Convertible notes	A9	**0.3**	1.4	1.4
Subordinated liabilities	A10	**2,261.2**	2,475.6	1,281.3
		99,122.4	102,156.4	96,198.5
Minority interests in group equity	A11	**752.0**	694.5	729.5
Net equity		**5,529.7**	7,085.9	8,090.2
Group equity		**6,281.7**	7,780.4	8,819.7
Total liabilities		**105,404.1**	109,936.8	105,018.2

Profit and loss account insurance

	Note	*2002*	*2001*	*2000*
Revenues:				
Insurance premiums	A13	**18,494.7**	18,162.3	15,783.7
Interest income		**3,291.4**	3,158.4	2,533.3
Results from financial transactions	A14	**(4,120.6)**	(2,309.3)	(535.5)
Other revenues	A15	**2,002.1**	1,745.8	2,227.9
Total revenues		**19,667.6**	20,757.2	20,009.4
Interest expense		**(749.2)**	(688.2)	(314.2)
Total revenues, net of interest expense		**18,918.4**	20,069.0	19,695.2
Technical charges insurance	A16	**(12,896.1)**	(13,440.2)	(13,463.3)
Value adjustments		**(58.6)**		
Net revenues		**5,963.7**	6,628.8	6,231.9
Operating expenses	A17	**(5,112.6)**	(4,961.7)	(4,463.6)
Operating result before taxation		**851.1**	1,667.1	1,768.3
Taxation		**(367.3)**	(396.0)	(444.7)
Operating group profit		**483.8**	1,271.1	1,323.6
Minority interests		**64.4**	61.7	58.3
Net operating profit before unrealised capital losses		**419.4**	1,209.4	1,265.3
Unrealised capital losses on the investment portfolio of shares		**(1,035.4)**		
Net operating profit after unrealised capital losses		**(616.0)**		
Non-operating items after taxation		**(70.9)**	368.0	218.9
Net profit		**(686.9)**	1,577.4	1,484.2

The following table presents the insurance operations profit and loss account broken down into life insurance and non-life insurance.

			2002
	Life	Non-life	Total
Revenues:			
Insurance premiums	9,599.1	8,895.6	18,494.7
Interest income	2,523.5	767.9	3,291.4
Results from financial transactions	(3,969.8)	(150.8)	(4,120.6)
Other revenues	1,569.2	432.9	2,002.1
Total revenues	9,722.0	9,945.6	19,667.6
Interest expense	(630.4)	(118.8)	(749.2)
Total revenues, net of interest expense	**9,091.6**	**9,826.8**	**18,918.4**
Technical charges insurance	(7,220.3)	(5,675.8)	(12,896.1)
Value adjustments	(53.9)	(4.7)	(58.6)
Net revenues	1,817.4	4,146.3	5,963.7
Acquisition costs	(670.4)	(2,872.9)	(3,543.3)
Administrative expenses	(615.4)	(1,590.0)	(2,205.4)
Reinsurance commission and profit participation	19.9	862.0	881.9
Other charges	(213.8)	(32.0)	(245.8)
Operating expenses	(1,479.7)	(3,632.9)	(5,112.6)
Operating result before taxation	**337.7**	**513.4**	**851.1**
Taxation	(213.2)	(154.1)	(367.3)
Operating group profit	124.5	359.3	483.8
Minority interests	61.9	2.5	64.4
Net operating profit before unrealised capital losses	**62.6**	**356.8**	**419.4**
Unrealised capital losses on the investment portfolio of shares	(907.3)	(128.1)	(1,035.4)
Net operating profit after unrealised capital losses	**(844.7)**	**228.7**	**(616.0)**
Non-operating items after taxation	(51.4)	(19.5)	(70.9)
Net profit	**(896.1)**	**209.2**	**(686.9)**

			2001
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	10,197.7	7,964.6	18,162.3
Interest income	2,438.5	719.9	3,158.4
Results from financial transactions	(2,189.4)	(119.9)	(2,309.3)
Other revenues	1,418.6	327.2	1,745.8
Total revenues	11,865.4	8,891.8	20,757.2
Interest expense	(541.0)	(147.2)	(688.2)
Total revenues, net of interest expense	**11,324.4**	**8,744.6**	**20,069.0**
Technical charges insurance	(8,395.7)	(5,044.5)	(13,440.2)
Net revenues	2,928.7	3,700.1	6,628.8
Acquisition costs	(1,014.3)	(2,692.3)	(3,706.6)
Administrative expenses	(661.4)	(1,332.3)	(1,993.7)
Reinsurance commission and profit participation	188.6	815.0	1,003.6
Other charges	(215.1)	(49.9)	(265.0)
Operating expenses	(1,702.2)	(3,259.5)	(4,961.7)
Operating result before taxation	**1,226.5**	**440.6**	**1,667.1**
Taxation	(282.8)	(113.2)	(396.0)
Operating group profit	943.7	327.4	1,271.1
Minority interests	60.3	1.4	61.7
Net operating profit	**883.4**	**326.0**	**1,209.4**
Non-operating items after taxation	288.1	79.9	368.0
Net profit	**1,171.5**	**405.9**	**1,577.4**

			2000
	Life	Non-life	Total
Revenues:			
Insurance premiums	8,993.0	6,790.7	15,783.7
Interest income	2,064.4	468.9	2,533.3
Results from financial transactions	(590.5)	55.0	(535.5)
Other revenues	1,772.2	455.7	2,227.9
Total revenues	12,239.1	7,770.3	20,009.4
Interest expense	(206.8)	(107.4)	(314.2)
Total revenues, net of interest expense	**12,032.3**	**7,662.9**	**19,695.2**
Technical charges insurance	(9,002.8)	(4,460.5)	(13,463.3)
Net revenues	3,029.5	3,202.4	6,231.9
Acquisition costs	(976.9)	(2,327.5)	(3,304.4)
Administrative expenses	(676.6)	(1,078.7)	(1,755.3)
Reinsurance commission and profit participation	216.5	691.8	908.3
Other charges	(254.1)	(58.1)	(312.2)
Operating expenses	(1,691.1)	(2,772.5)	(4,463.6)
Operating result before taxation	**1,338.4**	**429.9**	**1,768.3**
Taxation	(363.8)	(80.9)	(444.7)
Operating group profit	974.6	349.0	1,323.6
Minority interests	57.9	0.4	58.3
Net operating profit	**916.7**	**348.6**	**1,265.3**
Non-operating items after taxation	115.3	103.6	218.9
Net profit	**1,032.0**	**452.2**	**1,484.2**

Notes to the balance sheet and profit and loss account insurance

A1 Cash

Cash only includes balances that may be withdrawn immediately, such as credit balances with banking institutions and deposits. At 31 December 2002, EUR 0.7 million in cash in the insurance segment (2001: EUR 0.7 million; 2000: EUR 1.8 million) was subject to withdrawal and usage restrictions.

A2 Investments

The composition of investments at 31 December was as follows:

	2002	*2001*	*2000*
Debt securities and other fixed-income securities	35,489.3	34,218.5	32,167.1
Equity securities and other fixed-income securities	7,963.5	11,929.6	13,272.6
Total investment securities	43,452.8	46,148.1	45,439.7
Participations in investment pools	361.6	358.3	346.0
Investments in real estate	4,603.3	3,781.9	3,648.5
Other investments	1,581.4	199.0	215.6
Total investments	**49,999.1**	**50,487.3**	**49,649.8**

Equity securities in 2002 include amounts of EUR 260.7 million in Fortis shares (2001: EUR 470.1 million; 2000: EUR 563.8 million).

The following table shows the movements in investments.

	Debt securities	*Shares*	*Partici-pations in investment pools*	*Land and buildings*	*Other invest-ments*
Balance at 31 December 2000	**32,167.1**	**13,272.6**	**346.0**	**3,648.5**	**215.6**
Purchases and sales group companies	(741.1)	(112.3)		(28.1)	
Purchases	18,551.1	12,397.3	12.3	285.8	55.0
Book value of sales and redemptions	(16,144.3)	(11,501.8)		(273.5)	(79.0)
Revaluations	1.1	(2,216.4)		152.1	1.0
Unrealized capital gains/losses included in P&L	(84.8)			(9.4)	
Exchange differences	436.6	13.6		10.6	7.4
Other movements	(2.3)			1.5	
Reclassifications	35.1	76.6		(5.6)	(1.0)
Balance at 31 December 2001	**34,218.5**	**11,929.6**	**358.3**	**3,781.9**	**199.0**
Purchases and sales group companies	(28.6)	43.2		725.6	13.0
Purchases	18,172.9	7,776.4	13.0	261.9	1,627.6
Book value of sales and redemptions	(16,273.7)	(8,701.1)	(9.7)	(200.8)	(245.7)
Revaluations	0.4	(1,150.8)		62.6	
Unrealized capital gains / losses included in P&L		(1,127.4)		1.1	
Exchange differences	(1,433.4)	(67.0)		(27.8)	(13.5)
Other movements	(0.2)			4.9	
Reclassifications	833.4	(739.4)		(6.1)	1.0
Balance at 31 December 2002	**35,489.3**	**7,963.5**	**361.6**	**4,603.3**	**1,581.4**
2001					
Purchase price		10,691.4	358.5	2,902.2	
Fair value	35,026.3				199.7
Redemption value	32,709.5				
2002					
Purchase price		9,093.5	361.6	3,673.2	
Fair value	37,673.9				1,675.8
Redemption value	34,230.8				

Investment securities

The following table presents the purchase price less amortized cost (cost price in the case of equity securities) and the fair values at 31 December of investments in debt securities and other fixed-income securities and equity securities.

				2002
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	8,212.1	759.4	(0.9)	8,970.6
Dutch government	1,595.3	83.3		1,678.6
U.S. government	979.0	70.7		1,049.7
Other governments	7,622.2	568.2	(14.2)	8,176.2
Companies	8,299.1	434.9	(152.8)	8,581.2
Banks	6,324.6	479.3	(13.3)	6,790.6
Mortgage-backed securities	1,663.8	39.0	(88.7)	1,614.1
Other asset-backed securities	324.1	11.5		335.6
Other debt securities and fixed-income securities	469.1	10.9	(2.9)	477.1
Total debt securities and other fixed-income securities	35,489.3	2,457.2	(272.8)	37,673.7
Equity securities	9,093.5	495.4	(1,625.4)	7,963.5
Total investment securities	**44,582.8**	**2,952.6**	**(1,898.2)**	**45,637.2**

				2001
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	8,657.7	450.6	(26.1)	9,082.2
Dutch government	1,735.3	8.3	(15.0)	1,728.6
U.S. government	810.2	55.0	(17.9)	847.3
Other governments	7,915.0	252.1	(39.2)	8,127.9
Companies	6,884.9	217.1	(161.8)	6,940.2
Banks	5,741.5	162.7	(97.8)	5,806.4
Mortgage-backed securities	930.3	23.1	(4.3)	949.1
Other asset-backed securities	23.4	1.0	(0.6)	23.8
Other debt securities and fixed-income securities	1,520.2	26.0	(25.4)	1,520.8
Total debt securities and other fixed-income securities	34,218.5	1,195.9	(388.1)	35,026.3
Equity securities	10,691.4	2,252.9	(1,014.7)	11,929.6
Total investment securities	**44,909.9**	**3,448.8**	**(1,402.8)**	**46,955.9**

				2000
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Belgian government	9,028.2	434.4	(51.9)	9,410.7
Dutch government	2,075.1	23.3	(4.5)	2,093.9
U.S. government	830.4	48.7	(4.0)	875.1
Other governments	5,684.0	159.2	(16.2)	5,827.0
Companies	7,247.7	172.1	(166.1)	7,253.7
Banks	4,160.7	89.5	(75.0)	4,175.2
Mortgage-backed securities	1,197.4	57.7	(2.3)	1,252.8
Other asset-backed securities	167.0	2.0	(6.3)	162.7
Other debt securities and fixed-income securities	1,776.6	109.1	(5.0)	1,880.7
Total debt securities and other fixed-income securities	32,167.1	1,096.0	(331.3)	32,931.8
Equity securities	9,726.3	4,015.7	(469.4)	13,272.6
Total investment securities	**41,893.4**	**5,111.7**	**(800.7)**	**46,204.4**

Gross realized gains and gross realized losses on the sale of investment securities (whether deferred or recognized in the profit and loss account) in 2002 were EUR 514.0 million and EUR 1,022.3 million, respectively (2001: EUR 824.0 million and EUR 307.8 million; 2000: EUR 698.3 million and EUR 148.1 million).

The following table presents the maturities of investments in debt securities and other fixed-income securities and the related carrying and fair values at 31 December 2002.

	Carrying value	Fair value
Due in one year or less	2,243.9	2,270.1
Due from one year to five years	10,564.7	11,119.1
Due from five years to ten years	12,194.5	13,136.9
Due after ten years	10,486.2	11,147.6
	35,489.3	**37,673.7**

Investments in land and buildings

The following table is a summary of investments in land and buildings.

	2002	2001	2000
Land and buildings in company use	760.5	735.5	717.0
Other land and buildings	3,842.8	3,046.4	2,931.5
	4,603.3	**3,781.9**	**3,648.5**

The following table provides the details of land and buildings by valuation date.

	2002	2001	2000
2002	1,722.1		
2001	1,057.5	1,305.5	
2000	916.6	1,026.7	1,386.3
1999	310.8	640.0	727.1
1998	596.3	354.5	503.3
1997		455.2	582.6
1996			449.2
	4,603.3	**3,781.9**	**3,648.5**

A3 Loans and advances to customers

Loans and advances to customers includes the following:

	2002	2001	2000
Mortgage loans	10,728.4	9,754.0	8,138.4
Policyholder loans	191.9	202.5	349.7
Other private loans	5,609.9	6,164.7	6,349.3
	16,530.2	**16,121.2**	**14,837.4**

The amount of loans and advances to customers includes an allowance for doubtful debts of EUR 118.9 million (2001: EUR 103.3 million; 2000: EUR 100.3 million).

A4 Deferred acquisition costs

Deferred acquisition costs is made up of the following items:

	2002	2001	2000
Life insurance	1,376.4	1,788.6	2,258.6
Non-life insurance	1,433.7	1,175.0	1,039.1
Deferred acquisition costs	**2,810.1**	**2,963.6**	**3,297.7**

The table below shows the movements in deferred acquisition costs.

	2002	2001
Balance at 1 January	**2,963.6**	**3,297.7**
Recognized items	1,192.2	894.7
Amortization	(1,135.4)	(805.0)
Purchases and sales group companies	53.2	(550.1)
Other adjustments including exchange rate differences	(263.5)	126.3
Balance at 31 December	**2,810.1**	**2,963.6**

A5 Investments on behalf of policyholders

The following table presents the composition of investments on behalf of policyholders at 31 December.

	2002	*2001*	*2000*
Cash	33.8	44.2	188.6
Interest-bearing deposits in other banks	53.6	117.9	45.3
Debt securities	3,173.5	4,609.5	3,997.0
Shares	14,494.1	18,016.7	16,740.8
Land and buildings	413.9	420.8	354.3
Loans	97.1	114.5	479.1
Other	124.6	243.8	207.6
Total investments	18,390.6	23,567.4	22,012.7
Add: Other assets	364.0	107.9	118.4
Less: Other liabilities	(191.1)	(590.4)	(441.0)
Liability related to investments on behalf of policyholders	**18,563.5**	**23,084.9**	**21,690.1**

Other assets and other liabilities relate to timing differences in the cash flows.

The table below sets forth information about the liability related to investments on behalf of policyholders.

	2002	*2001*	*2000*
Net of reinsurance	18,449.0	22,977.0	21,565.9
Reinsurance	114.5	107.9	124.2
Gross	**18,563.5**	**23,084.9**	**21,690.1**

A6 Other assets

Other assets consisted of the following:

	2002	*2001*	*2000*
Participating interests:			
- valued by equity method	99.9	107.2	51.7
- Other	28.4	34.6	39.1
Receivable from participating interest	142.6	122.2	47.6
Other tangible fixed assets	226.6	205.9	196.9
Receivables arising from insurance operations:			
- Policyholders	223.2	261.1	496.6
- Intermediaries	887.9	728.1	822.5
Receivables arising from reinsurance operations	99.4	132.3	106.6
Other insurance receivables	1,749.4	1,241.2	1,859.8
Deposits with ceding companies [1]	184.9	178.7	177.2
Deferred tax assets	1,690.7	1,963.8	2,004.0
Other	693.0	487.9	428.3
Total	**6,026.0**	**5,463.0**	**6,230.3**

1) Fair value of EUR 184.9 million in 2002 (2001: EUR 178.7 million; 2000: EUR 177.1 million).

Other insurance receivables include EUR 550.5 million (2001: EUR 325.2 million; 2000: EUR 1,084.3 million) receivables from group companies. Other tangible fixed assets primarily consist of data processing systems, office equipment and motor vehicles.

The item Other includes EUR 51.2 million of Fortis shares held by Fortis ASR to hedge the option and SAR plans (2001: EUR 57.2 million; 2000: EUR 53.9 million).

A7 Technical provisions

The following table shows the composition of the insurance technical provisions own account.

			2002
	Gross	Reinsurance	Net of reinsurance
Life insurance	47,673.3	2,364.2	45,309.1
Non-life insurance:			
- Unearned premiums	4,069.9	1,312.3	2,757.6
- Claims outstanding	9,578.3	2,335.4	7,242.9
Provision for bonuses and rebates [1]	162.7		162.7
Equalization provision [2]	119.6		119.6
Other technical provisions [3]	132.1	5.2	126.9
	61,735.9	**6,017.1**	**55,718.8**

			2001
	Gross	Reinsurance	Net of reinsurance
Life insurance	46,028.1	3,543.5	42,484.6
Non-life insurance:			
- Unearned premiums	4,101.1	978.0	3,123.1
- Claims outstanding	8,769.7	2,255.5	6,514.2
Provision for bonuses and rebates [1]	310.5	0.2	310.3
Equalization provision [2]	140.2		140.2
Other technical provisions [3]	183.8	5.7	178.1
	59,533.4	**6,782.9**	**52,750.5**

			2000
	Gross	Reinsurance	Net of reinsurance
Life insurance	43,733.6	1,902.9	41,830.7
Non-life insurance:			
- Unearned premiums	3,778.7	1,001.2	2,777.5
- Claims outstanding	7,930.6	1,909.2	6,021.4
Provision for bonuses and rebates [1]	377.3	0.4	376.9
Equalization provision [2]	136.8		136.8
Other technical provisions [3]	173.2	5.7	167.5
	56,130.2	**4,819.4**	**51,310.8**

1) *Provisions for bonuses and rebates consisted of EUR 148.8 million at 31 December 2002 (2001: EUR 305.7 million; 2000: EUR 363.2 million) related to life insurance and EUR 13.9 million (2001: EUR 4.6 million; 2000: EUR 13.7 million) related to non-life insurance.*
2) *Equalization provision relates entirely to non-life insurance business.*
3) *Other technical provisions at 31 December 2002 consisted of EUR 53.6 million (2001: EUR 59.5 million; 2000: EUR 87.7 million) related to life insurance and EUR 73.3 million (2001: EUR 118.8 million; 2000: EUR 79.8 million) related to non-life insurance.*

Life insurance technical provisions includes EUR 1,860.7 million (2001: EUR 1,859.7 million; 2000: EUR 1,876.9 million) in respect of pension commitments to Fortis employees.

As is stated in the principles of valuation, calculation of the insurance provision deviates from the rating principles if expecations of future developments in investment yields, withdrawals, mortality, costs or other assumptions give cause to increase the provision.

The table below shows the roll-forward of technical provisions life, for own account.

	2002	*2001*
Balance at 1 January	**42,484.6**	**41,830.7**
Acquisitions and sale group companies	(28.2)	(2,327.0)
Increase to profit & loss account through change in technical provision	3,125.6	2,032.7
Increase to profit & loss account included in other items	815.1	(253.4)
Exchange rate differences to profit & loss account	(711.6)	271.7
Other changes	(434.2)	712.4
Changes due to reclassification	57.8	217.5
Balance at 31 December	**45,309.1**	**42,484.6**

Technical provisions insurance, net of reinsurance by region is as follows:

2002	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life							
- for own account	18,729.0	16,508.8	381.4	35,619.2	3,290.7	6,601.6	45,511.5
- for account of policyholders	6,529.1	6,437.7	1,159.4	14,126.2	3,236.7	1,086.1	18,449.0
Non-life	2,560.2	2,145.5	17.3	4,723.0	4,255.3	1,229.0	10,207.3
Total	**27,818.3**	**25,092.0**	**1,558.1**	**54,468.4**	**10,782.7**	**8,916.7**	**74,167.8**

2001	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life							
- for own account	17,135.8	15,825.4	368.4	33,329.6	4,179.1	5,341.0	42,849.7
- for account of policyholders	7,435.2	8,135.1	826.6	16,396.9	5,304.0	1,276.1	22,977.0
Non-life	2,495.1	1,971.5	9.0	4,475.6	4,337.2	1,088.0	9,900.8
Total	**27,066.1**	**25,932.0**	**1,204.0**	**54,202.1**	**13,820.3**	**7,705.1**	**75,727.5**

2000	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life							
- for own account	16,098.2	15,499.9	353.4	31,951.5	5,654.5	4,675.5	42,281.5
- for account of policyholders	6,591.7	7,018.3	595.7	14,205.7	5,924.5	1,435.8	21,566.0
Non-life	2,428.4	1,754.2	9.4	4,192.0	3,744.4	1,092.9	9,029.3
Total	**25,118.3**	**24,272.4**	**958.5**	**50,349.2**	**15,323.4**	**7,204.2**	**72,876.8**

Technical provisions of non-life insurance, net of reinsurance by line of business and by region is as follows:

					2002
	Accident and health	*Motor*	*Fire*	*Other*	*Total*
Belgium	1,062.2	618.8	402.4	476.8	2,560.2
The Netherlands	1,000.7	624.7	207.0	313.1	2,145.5
Luxembourg	0.3		5.0	12.0	17.3
Benelux	2,063.2	1,243.5	614.4	801.9	4,723.0
United States	1,900.0			2,355.3	4,255.3
Rest of the world	23.2	887.5	172.7	145.6	1,229.0
Total	**3,986.4**	**2,131.0**	**787.1**	**3,302.8**	**10,207.3**

					2001
	Accident and health	*Motor*	*Fire*	*Other*	*Total*
Belgium	1,013.5	612.1	418.5	451.0	2,495.1
The Netherlands	896.0	614.1	193.2	268.2	1,971.5
Luxembourg	0.3		5.0	3.7	9.0
Benelux	1,909.8	1,226.2	616.7	722.9	4,475.6
United States	2,230.5			2,106.7	4,337.2
Rest of the world	22.2	789.5	148.0	128.3	1,088.0
Total	**4,162.5**	**2,015.7**	**764.7**	**2,957.9**	**9,900.8**

					2000
	Accident and health	*Motor*	*Fire*	*Other*	*Total*
Belgium	965.5	604.8	384.7	473.4	2,428.4
The Netherlands	781.4	540.1	188.6	244.1	1,754.2
Luxembourg	0.4		5.2	3.8	9.4
Benelux	1,747.3	1,144.9	578.5	721.3	4,192.0
United States	1,858.3			1,886.1	3,744.4
Rest of the world	29.9	741.5	133.0	188.5	1,092.9
Total	**3,635.5**	**1,886.4**	**711.5**	**2,795.9**	**9,029.3**

The roll-forward of the non-life provisions (claims outstanding), net of reinsurance is as follows:

	2002	2001
Balance at 1 January	**6,514.2**	**6,021.4**
Purchases and sales group companies		
Adjusted net opening balance at 1 January	6,514.2	6,021.4
Claims and claims expense, net of reinsurance:		
- Provision attributable to prior years	(79.6)	482.2
- Provision attributable to current year	5,022.8	4,023.4
- Interest accrual of provision for disability losses	7.6	8.2
Total claims and claims expenses, net of reinsurance	4,950.8	4,513.8
Payment for claims and claims expense, net of reinsurance:		
- Attributable to the prior years	(1,396.6)	(1,342.7)
- Attributable to the current year	(2,936.3)	(2,713.2)
Total payment, net of reinsurance	(4,332.9)	(4,055.9)
Foreign currency translation adjustments	(435.4)	137.3
Other charges	546.2	(102.4)
Balance at 31 December	**7,242.9**	**6,514.2**

A8 Other liabilities

Other liabilities consist of the following:

	2002	2001	2000
Pensions and early retirement benefits	629.5	482.5	467.2
Taxes and other social security charges	390.7	665.7	354.5
Deferred tax liabilities	2,095.5	1,990.4	2,640.6
Deposits from reinsurers	433.6	546.9	752.9
Creditors arising from direct insurance operations [1]	462.6	640.9	715.4
Creditors arising from reinsurance operations [1]	140.8	362.9	390.4
Other provisions	144.2	160.0	286.3
Other [2]	3,061.9	5,735.2	7,287.7
Total	**7,358.8**	**10,584.5**	**12,895.0**

1) Creditors arising from direct insurance and reinsurance operations have terms primarily of five years or less.

2) Other liabilities include EUR 1,040.0 million (2001: EUR 2,651.8 million; 2000: EUR 4,009.6 million) payable to group companies.

A9 Convertible notes

This concerns convertible notes granted by Fortis ASR to Fortis ASR employees.

A10 Subordinated liabilities

The table below gives a description of subordinated liabilities.

	2002	2001	2000
Loan from Fortis Insurance N.V. (General sector)			
Capital USD 499,850; 26-04-1999 / 27-04-2009; 7.892%	476.6	567.2	537.2
Capital Proceeds Trust I; 01-03-2000 / 01-03-2030; 8.48%	143.0	170.2	
Capital Proceeds Trust II; 01-03-2000 / 01-03-2030; 8.4%	381.4	453.9	
Loan from Fortis Finance N.V.: Perpetual cumulative subordinated bonds 2001; 6.625%.	540.0	540.0	
Perpetual loan from Fortis Brussels SA/NV with a coupon of 5.76% and 6.76% from 2005 onwards.	150.0	150.0	150.0
Mandatory redeemable preferred shares issued by Fortis for USD 200 million (200,000 shares with a par value of USD 1,000). The securities mature at 27-04-2009.	190.7	226.9	214.9
Third-party loan, convertible in Fortis shares at a price of EUR 33.56 and maturing on 15 July 2005.	123.5	123.5	124.9
Other subordinated liabilities denominated in various currencies with various interest rates and maturities.	256.0	243.9	254.3
Total subordinated liabilities	**2,261.2**	**2,475.6**	**1,281.3**

A11 Minority interests in group equity

Minority interest in group equity includes EUR 650 million of Trust Capital Securities issued by a Special Purpose Vehicle. This matter is described in detail in note 7.

A12 Off-balance-sheet transactions

To hedge interest rate exposure, the insurance operations have entered into a limited number of swap contracts. The nominal value of all contracts is EUR 621 million (2001: EUR 1,749.5 million; 2000: EUR 2,026.3 million) and the positive replacement value is EUR 33.9 million (2001: EUR 547.9 million; 2000: EUR 73.4 million).

A13 Insurance premiums

The table below presents insurance premiums broken down into life insurance and non-life insurance.

	2002	2001	2000
Life insurance:			
Gross premiums	9,754.3	10,681.7	9,733.3
Ceded reinsurance premiums	(155.1)	(484.0)	(740.3)
Net premiums	9,599.2	10,197.7	8,993.0
Non-life insurance:			
Gross premiums written	11,858.5	10,932.2	9,693.2
Ceded reinsurance premiums	(2,706.8)	(2,650.8)	(2,468.5)
Net premiums	9,151.7	8,281.4	7,224.7
Change in provision for unearned premiums	(170.8)	(301.5)	(380.1)
Change in provision for ceded unearned premiums	(85.4)	(15.3)	(53.9)
Net premiums earned	8,895.5	7,964.6	6,790.7
Total net premiums earned	**18,494.7**	**18,162.3**	**15,783.7**

Life insurance

The table below gives the details of life insurance premiums.

	2002	2001	2000
Individual premiums	7,192.2	8,387.6	7,795.4
Premiums under group contracts	2,562.1	2,294.1	1,937.9
Gross premiums	**9,754.3**	**10,681.7**	**9,733.3**
Periodic premiums	4,291.8	3,958.2	3,701.6
Single premiums	5,462.5	6,723.5	6,031.7
Gross premiums	**9,754.3**	**10,681.7**	**9,733.3**
Premiums from:			
Non-bonus contracts	2,919.4	2,367.0	2,565.5
Bonus contracts	4,562.5	4,178.8	2,291.8
Contracts where the policyholders bear the investment risk	2,272.4	4,135.9	4,876.0
Gross premiums	**9,754.3**	**10,681.7**	**9,733.3**
Individual contracts:			
- Perodic premiums	2,250.3	2,003.3	1,384.0
- Single premiums	2,912.3	2,900.0	2,016.2
Premiums group contracts	2,319.3	1,642.5	1,457.0
Investment-linked premiums	2,272.4	4,135.9	4,876.1
Gross premiums	**9,754.3**	**10,681.7**	**9,733.3**

Non-life insurance

The table below gives the details by region of net non-life insurance premiums earned.

2002	Accident and health	Motor	Fire	Other
Belgium	286.4	304.3	294.7	132.1
The Netherlands	644.5	485.1	292.3	308.8
Luxembourg	0.4		6.9	2.3
Benelux	931.3	789.4	593.9	443.2
United States	3,064.3			2,096.1
Rest of the world	57.2	676.1	181.5	62.5
Total	**4,052.8**	**1,465.5**	**775.4**	**2,601.8**

2001	Accident and health	Motor	Fire	Other
Belgium	267.4	282.0	265.5	109.1
The Netherlands	571.5	454.9	256.2	249.6
Luxembourg	0.4		7.1	2.0
Benelux	839.3	736.9	528.8	360.7
United States	2,805.9			1,804.6
Rest of the world	53.7	606.2	152.8	75.7
Total	**3,698.9**	**1,343.1**	**681.6**	**2,241.0**

2000	Accident and health	Motor	Fire	Other
Belgium	251.0	265.4	256.4	98.1
The Netherlands	128.0	211.1	163.2	115.5
Luxembourg	0.4		7.2	1.3
Benelux	379.4	476.5	426.8	214.9
United States	2,795.0			1,633.3
Rest of the world	71.2	554.8	141.8	97.0
Total	**3,245.6**	**1,031.3**	**568.6**	**1,945.2**

A14 Results from financial transactions

The table below sets forth details of net results from financial transactions.

	2002	*2001*	*2000*
Realized gains on sale of investments, net [1]	(701.6)	190.2	479.6
Gains from investments on behalf of policyholders (realized and unrealized)	96.3	226.4	153.2
Loss from investments on behalf of policyholders (realized and unrealized)	(3,515.3)	(2,725.9)	(1,168.3)
Total	**(4,120.6)**	**(2,309.3)**	**(535.5)**

1) Includes an amount of EUR 1,240.8 million (2001: EUR 348.6 million; 2000: EUR 184.2 million) of realized losses on sale of investments.

A15 Other revenues

The table below sets forth details of other revenues.

	2002	*2001*	*2000*
Dividends from equity securities	348.4	377.3	285.2
Rental income land and buildingss	419.6	285.4	259.7
Participations in investment pools	16.1	15.1	25.9
Other investments	82.1	67.4	51.5
Investments on behalf of policyholders	460.6	409.8	947.8
Revenues from participating interests	15.6	6.4	8.1
Other	659.7	584.4	649.7
Total	**2,002.1**	**1,745.8**	**2,227.9**

Land and buildings includes rental income related to real estate in company use amounting to EUR 44.6 million (2001: EUR 41.2 million; 2000: EUR 35.1 million) of which EUR 35.4 million (2001: EUR 32.5 million; 2000: EUR 26.7 million) relates to land and buildings in use by insurance companies and EUR 9.1 million (2001: EUR 8.7 million; 2000: EUR 8.4 million) relates to land and buildings in use by other Fortis companies. The remaining EUR 375.1 million (2001: EUR 244.1 million; 2000: EUR 224.5 million) relates to land and buildings rented to third parties.

Revenues from participating interests includes EUR 4.4 million, negative (2001: EUR 3.2 million negative; 2000: EUR 3.5 million) related to the share in the result of participating interest valued by the equity method held by the insurance operations.

A16 Technical charges insurance

The following table summarizes the technical charges insurance.

	2002	2001	2000
Life insurance:			
Benefits and surrenders, net of reinsurance:			
- Gross	6,474.6	5,298.8	4,560.5
- Reinsurers' share	(155.5)	(665.3)	(370.0)
	6,319.1	4,633.5	4,190.5
Changes in life insurance technical provisions:			
- Gross	1,234.3	2,874.6	4,415.3
- Reinsurers' share	(414.7)	689.6	72.9
- Other changes, net of reinsurance	(17.4)	(3.6)	1.0
	802.2	3,560.6	4,489.2
Bonuses and rebates, net of reinsurance	92.8	187.0	303.6
Other	6.2	14.6	19.5
Total life insurance	**7,220.3**	**8,395.7**	**9,002.8**
Non-life insurance:			
Claims and claims paid:			
- Gross	6,536.2	5,810.2	5,326.6
- Reinsurers' share	(1,306.5)	(1,136.7)	(972.0)
	5,229.7	4,673.5	4,354.6
Changes in non-life insurance technical provisions:			
- Gross	664.8	584.6	502.4
- Reinsurers' share	(221.8)	(246.5)	(408.1)
- Other changes, net of reinsurance	1.0	1.4	(2.5)
	444.0	339.5	91.8
Bonuses and rebates, net of reinsurance	6.4	5.8	6.5
Change in equalization provision	(20.5)	3.3	(4.0)
Other	16.2	22.4	11.6
Total non-life insurance	**5,675.8**	**5,044.5**	**4,460.5**
Total technical charges insurance	**12,896.1**	**13,440.2**	**13,463.3**

The net effect of reinsurance items associated with the life insurance operations charged to the profit and loss account in 2002 amounted to EUR 434.3 million negative (2001: EUR 318.9 million; 2000: EUR 226.7 million).

A17 Operating expenses

The following table summarizes operating expenses.

	2002	*2001*	*2000*
Wages and salaries	1,124.3	1,076.7	937.6
Social costs:			
- Pension and early retirement	146.0	111.4	80.8
- Other social costs	170.8	164.6	143.4
Depreciation and amortization	88.8	57.5	54.0
Investment management	298.0	164.6	227.2
Commissions:			
- Life insurance	515.6	813.2	821.9
- Non-life insurance	2,809.1	2,610.5	2,430.2
Change in deferred acquisition costs	(137.0)	(169.5)	(353.9)
Reinsurance commission and profit participation	(881.9)	(1,003.6)	(908.3)
Value (re)adjustments real estate		9.4	(9.2)
Other	978.9	1,126.9	1,039.9
Total	**5,112.6**	**4,961.7**	**4,463.6**

Wages and salaries include an amount of EUR 18.9 million (2001: EUR 22.2 million; 2000: EUR 26.9 million) in respect of commissions paid to salaried agents.

Investment management and insurance costs include a total of EUR 118.9 million in salaries and social costs (2001: EUR 107.3 million; 2000: EUR 120.2 million).

A18 Reconciliation technical accounts

In compliance with statutory requirements, the tables below show the technical result life, technical result non-life and non-technical accounts.

Technical result life

	2002	*2001*	*2000*
Insurance premiums	9,599.1	10,197.7	8,993.0
Allocated investment result, from non-technical account	(589.9)	177.7	1,792.7
Other technical income, net of reinsurance	1.6	3.6	3.3
Other income	322.6	327.8	373.3
	(265.7)	509.1	2,169.3
Benefits and surrenders, net of reinsurance	6,319.1	4,633.5	4,190.5
Changes in technical provisions	802.2	3,560.6	4,489.2
Bonuses and rebates, net of reinsurance	92.8	187.0	303.6
Operating expenses:			
- Acquisition costs	675.5	1,049.8	1,028.8
- Change in deferred acquisition costs	(5.1)	(35.4)	(51.9)
- Administrative expenses	508.1	589.2	583.5
- Reinsurance commissions and profit participation	(19.9)	(188.7)	(216.6)
	1,158.6	1,414.9	1,343.8
Other technical charges, net of reinsurance	6.2	14.7	19.6
Other charges	137.6	141.4	125.7
Result technical account life insurance before taxation	**816.9**	**754.7**	**689.9**

Technical result non-life

	2002	*2001*	*2000*
Insurance premiums	8,895.5	7,964.6	6,790.7
Allocated investment result from non-technical account	558.5	551.8	478.6
Other technical income, net of reinsurance	13.9	11.1	4.3
Other income	316.8	231.1	209.4
	889.2	794.0	692.3
Claims, net of reinsurance:			
- Claims paid, gross	6,536.2	5,810.2	5,326.6
- Reinsurers' share	(1,306.5)	(1,136.7)	(972.0)
	5,229.7	4,673.5	4,354.6
- Change in provision for claims, gross	664.8	584.6	502.4
- Reinsurers' share	(221.8)	(246.4)	(408.2)
	5,672.7	5,011.7	4,448.8
Change in other technical provisions, net of reinsurance	1.0	1.4	(2.5)
Bonuses and rebates, net of reinsurance	6.4	5.8	6.5
Operating expenses:			
- Acquisition costs	3,004.8	2,826.5	2,617.4
- Change in deferred acquisition costs	(131.9)	(134.1)	(302.0)
- Administrative expenses	1,558.3	1,316.8	1,070.2
- Reinsurance commissions and profit participation	(862.0)	(815.0)	(691.7)
	3,569.2	3,194.2	2,693.9
Other technical charges, net of reinsurance	16.1	22.3	11.6
Change in equalization provision	(20.5)	3.3	(4.0)
Other charges	7.1	27.6	13.3
Result technical account non-life insurance before taxation	**532.7**	**492.3**	**315.4**

The following table gives the technical result by region.

2002

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life	372.9	278.5	7.1	658.5	167.7	(9.3)	816.9
Non-life	104.3	49.5	1.5	155.3	300.6	76.8	532.7
Total	**477.2**	**328.0**	**8.6**	**813.8**	**468.3**	**67.5**	**1,349.6**

2001

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life	333.6	231.3	3.9	568.8	155.2	30.7	754.7
Non-life	86.5	54.3	2.6	143.4	279.5	69.4	492.3
Total	**420.1**	**285.6**	**6.5**	**712.2**	**434.7**	**100.1**	**1,247.0**

2000

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life	318.5	168.5	(14.0)	473.0	193.8	23.1	689.9
Non-life	63.1	(10.1)	0.2	53.2	212.3	49.9	315.4
Total	**381.6**	**158.4**	**(13.8)**	**526.2**	**406.1**	**73.0**	**1,005.3**

The following table gives the technical result non-life by line of business and by region.

2002	Accident and health	Motor	Fire	Other	Total
Belgium	40.2	27.5	29.2	7.4	104.3
The Netherlands	69.0	(14.6)	2.1	(7.0)	49.5
Luxembourg			0.7	0.8	1.5
Benelux	109.2	12.9	32.0	1.2	155.3
United States	180.0			120.6	300.6
Rest of the world	5.7	80.6	(7.7)	(1.8)	76.8
Total	**294.9**	**93.5**	**24.3**	**120.0**	**532.7**

2001	Accident and health	Motor	Fire	Other	Total
Belgium	38.5	3.4	23.5	21.1	86.5
The Netherlands	36.7	(0.3)	8.7	9.2	54.3
Luxembourg			2.3	0.3	2.6
Benelux	75.2	3.1	34.5	30.6	143.4
United States	140.0			139.5	279.5
Rest of the world	3.0	54.0	2.2	10.2	69.4
Total	**218.2**	**57.1**	**36.7**	**180.3**	**492.3**

2000	Accident and health	Motor	Fire	Other	Total
Belgium	22.6	6.5	26.7	7.3	63.1
The Netherlands	18.8	(22.7)	(10.5)	4.3	(10.1)
Luxembourg		0.1	0.7	(0.6)	0.2
Benelux	41.4	(16.1)	16.9	11.0	53.2
United States	30.3			182.0	212.3
Rest of the world	7.6	29.2	5.9	7.2	49.9
Total	**79.3**	**13.1**	**22.8**	**200.2**	**315.4**

Ratios

The ratios by region are as follows:

2002

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Claims ratio	66.5	66.5	27.0	66.4	55.2	71.9	60.5
Expense ratio	38.2	36.3	62.1	37.1	49.7	28.0	43.4
Combined ratio	104.7	102.8	89.1	103.5	104.9	99.9	103.9

2001

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Claims ratio	63.7	64.3	32.8	63.9	56.0	70.0	60.0
Expense ratio	39.4	37.5	44.1	38.2	48.1	30.1	43.0
Combined ratio	103.1	101.8	76.9	102.1	104.1	100.1	103.0

2000

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Claims ratio	65.8	66.7	37.8	66.0	58.7	71.2	61.9
Expense ratio	40.9	41.6	62.2	41.3	46.3	32.5	43.5
Combined ratio	106.7	108.3	100.0	107.3	105.0	103.7	105.4

Claims ratio: The cost of claims, net of reinsurance in non-life, as a percentage of the earned premiums, excluding the internal costs of handling non-life claims.

Expense ratio: Expenses, i.e. costs plus net commissions charged to the financial year, less internal investment costs as a percentage of the earned premiums, net of reinsurance. The expense ratio is used for non-life insurance companies only.

Combined ratio: The sum of the claims ratio and the expense ratio. The combined ratio does not take account of commissions received.

Non-technical account

	2002	*2001*	*2000*
Investment income:			
- Land and buildings	419.6	285.4	259.7
- Participating interests	15.6	6.4	8.1
- Other investments	3,737.9	3,618.2	2,895.9
- Investments on behalf of policyholders	460.6	409.8	947.8
Value re-adjustments on investments	3.6	11.8	10.1
Realized gains on investments	539.1	538.8	663.8
Realized/unrealized gains on investments on behalf of policyholders	96.3	226.4	153.2
	5,272.7	5,096.8	4,938.6
Administrative expenses and interest charges	1,047.1	852.7	541.4
Value adjustments on investments	2.5	21.6	1.0
Realized losses on investments	1,240.7	348.6	184.2
Realized / unrealized losses on investments on behalf of policyholders	3,515.3	2,725.9	1,168.2
	5,805.6	3,948.8	1,894.8
Result on investment	(532.9)	1,148.0	3,043.8
Allocated investment result, to technical accounts:			
- Life insurance	(589.9)	177.7	1,792.7
- Non-life insurance	558.4	551.8	478.6
	(31.5)	729.5	2,271.3
Result on investment non-technical account	(501.4)	418.5	772.5
Other income	4.8	10.9	59.3
Other charges	1.9	9.6	68.8
	2.9	1.3	(9.5)
Result non-technical account before taxation	**(498.5)**	**419.8**	**763.0**

A19 Financial information on non-life insurance

The table below provides selected financial information on the non-life insurance business activities by line of business.

	Gross premiums written	Gross premiums earned	Gross claims incurred	Gross operating expenses	Reinsurance balance [1]
2002					
Accident and health	4,614.2	4,599.1	3,378.9	1,272.3	(24.6)
Motor, third-party	777.1	775.1	590.1	202.8	(5.1)
Motor, other lines	742.8	731.0	529.4	201.1	7.9
Marine, aviation and transport	169.6	161.0	130.2	40.5	0.4
Fire and other damage to property	963.2	949.2	593.5	364.5	(42.0)
Liability	249.3	242.3	187.6	87.1	3.9
Legal aid	40.2	40.6	22.2	10.0	(6.0)
Assistance	18.1	18.3	14.8	3.0	0.6
Miscellaneous	4,284.0	4,171.2	1,754.2	2,259.2	(327.6)
Total	**11,858.5**	**11,687.8**	**7,200.9**	**4,440.5**	**(392.5)**
2001					
Accident and health	4,240.0	4,218.5	3,145.0	1,109.9	(47.4)
Motor, third-party	694.5	690.1	579.8	198.1	21.0
Motor, other lines	750.4	736.3	536.3	197.3	21.3
Marine, aviation and transport	135.2	135.6	95.0	44.2	(7.1)
Fire and other damage to property	850.0	828.7	481.4	338.4	(10.1)
Liability	212.5	208.7	138.3	78.6	(2.0)
Legal aid	37.6	36.9	20.7	11.5	(5.2)
Assistance	16.6	16.6	12.1	1.1	(0.1)
Miscellaneous	3,995.4	3,759.3	1,386.2	2,031.9	(436.5)
Total	**10,932.2**	**10,630.7**	**6,394.8**	**4,011.0**	**(466.1)**
2000					
Accident and health	3,613.0	3,647.3	3,188.9	852.2	228.6
Motor, third-party	531.8	499.3	416.3	140.3	(4.5)
Motor, other lines	647.0	616.0	463.3	160.1	(8.5)
Marine, aviation and transport	88.3	88.0	79.3	25.2	4.1
Fire and other damage to property	709.5	691.0	442.1	297.7	16.8
Liability	176.5	172.8	114.8	68.1	(14.6)
Legal aid	29.7	28.3	18.4	8.4	(1.6)
Assistance	0.1	0.1	0.1		(0.1)
Miscellaneous	3,897.3	3,570.3	1,105.8	1,836.8	(667.7)
Total	**9,693.2**	**9,313.1**	**5,829.0**	**3,388.8**	**(447.5)**

1) Represents net effect of reinsurance items recognized in the profit and loss account. A negative number means a charge to Fortis.

"Miscellaneous" consists mainly of credit-related insurance in the United States.

Balance sheet banking

	Note	*31-12-2002*	*31-12-2001*	*31-12-2000*
Assets				
Cash	B1	**3,290.7**	4,555.2	5,342.1
Trading securities	B2	**14,518.2**	19,447.0	13,362.9
Investments	B3	**89,978.6**	96,866.9	84,098.8
Loans and advances to credit institutions	B4	**82,282.8**	62,459.9	61,159.0
Loans and advances to customers	B5	**158,591.1**	164,089.8	149,840.1
Prepayments and accrued income		**26,652.2**	18,652.4	15,887.2
Other assets	B6	**10,067.5**	11,922.9	7,381.5
Total assets		**385,381.1**	377,994.1	337,071.6
Liabilities				
Amounts owed to credit institutions	B7	**98,772.6**	98,273.7	94,301.6
Amounts owed to customers	B8	**179,566.4**	181,324.8	148,367.6
Debt certificates	B10	**40,230.3**	42,415.9	40,680.1
Accruals and deferred income		**25,299.7**	18,303.8	15,667.0
Other liabilities	B11	**20,565.1**	15,767.9	18,016.9
Subordinated liabilities	B12	**9,524.1**	9,985.6	8,476.3
		373,958.2	366,071.7	325,509.5
Fund for general banking risks	B13	**2,215.0**	2,216.7	2,042.9
Minority interest in group equity	B14	**954.3**	798.6	823.2
Net equity		**8,253.6**	8,907.1	8,696.0
Group equity		**9,207.9**	9,705.7	9,519.2
Total liabilities		**385,381.1**	377,994.1	337,071.6

Profit and loss account banking

	Note	*2002*	*2001*	*2000*
Revenues:				
Interest income [1]		**23,373.3**	20,818.6	23,300.9
Commissions and fees	B18	**1,860.7**	1,978.4	2,163.6
Results from financial transactions	B19	**809.9**	1,002.5	1,025.1
Other revenues	B20	**726.7**	897.3	677.5
Total revenues		**26,770.6**	24,696.8	27,167.1
Interest expense [1]	B21	**(18,961.5)**	(16,414.6)	(19,144.9)
Total revenues, net of interest expense	B17	**7,809.1**	8,282.2	8,022.2
Value adjustments	B22	**(732.3)**	(625.8)	(619.5)
Net revenues		**7,076.8**	7,656.4	7,402.7
Operating expenses	B23	**(5,168.2)**	(5,657.9)	(5,328.0)
Operating result before taxation		**1,908.6**	1,998.5	2,074.7
Taxation		**(591.5)**	(693.0)	(640.5)
Operating group profit		**1,317.1**	1,305.5	1,434.2
Minority interests		**64.6**	67.1	121.7
Net operating profit before unrealised capital losses		**1,252.5**	1,238.4	1,312.5
Unrealised capital losses on the investment portfolio of shares		**(97.7)**		
Net operating profit after unrealised capital losses		**1,154.8**		
Non-operating items after taxation		**138.0**	(34.2)	193.5
Net profit		**1,292.8**	1,204.2	1,506.0
[1] Net interest income		**4,411.8**	4,404.0	4,156.0

Notes to the balance sheet and profit and loss account banking

B1 Cash

Cash includes legal tender and balances at central banks that are repayable on demand. Certain cash balances are subject to restrictions, including reserve requirements from by the European Central Bank. At 31 December 2002 an amount of EUR 1,795.6 million was subject to withdrawal and usage restrictions (2001: EUR 3,138.6 million; 2000: EUR 3,562.7 million).

B2 Trading securities

The table below shows the composition of trading securities.

	2002	*2001*	*2000*
Debt securities	10,886.0	12,204.5	9,322.2
Equity securities	3,632.2	7,242.5	4,040.7
Total	**14,518.2**	**19,447.0**	**13,362.9**

Equity securities included EUR 83.3 million of Fortis shares in 2002 (2001: EUR 75.1 million; 2000: EUR 93.4 million). Nearly all trading portfolio securities are listed.

B3 Investments

The composition of investments at 31 December is as follows:

	2002	*2001*	*2000*
Treasury bills	225.2	1,240.6	3,060.1
Debt securities	85,978.6	91,652.8	76,657.8
Equity securities	1,820.5	1,915.2	2,350.9
	88,024.3	94,808.6	82,068.8
Investments in real estate	1,954.3	2,058.3	2,030.0
Total	**89,978.6**	**96,866.9**	**84,098.8**

Debt securities and other fixed-income securities can be further analyzed as follows:

	2002	*2001*	*2000*
Public bodies issued	62,951.2	66,328.9	50,044.8
Other borrowers	23,027.4	25,323.9	26,613.0
Total	**85,978.6**	**91,652.8**	**76,657.8**
Listed [1]	70,864.3	80,246.7	67,369.5
Unlisted	15,114.3	11,406.1	9,288.3
Total	**85,978.6**	**91,652.8**	**76,657.8**

1) Fair value EUR 73,256.6 million (2001: EUR 81,180.4 million; 2000: EUR 68,107.8 million).

Of the debt securities and other fixed-income securities an amount of EUR 23,098.3 million will become due next year (2001: EUR 17,291.5 million; 2000: EUR 11,635.2 million). Debt securities and other fixed-income securities include an amount of EUR 227.6 million of subordinated loans (2001: EUR 350.5 million; 2000: EUR 143.2 million).

Equity securities can be further analysed as follows:

	2002	*2001*	*2000*
Listed	970.7	1,397.9	1,410.5
Unlisted	849.8	517.3	940.4
Total	**1,820.5**	**1,915.2**	**2,350.9**

Equity securities included EUR 14.1 million in Fortis shares (2001: EUR 19.7 million; 2000: EUR 23.3 million).

The table below shows the roll-forward of investments in banking.

			2002			*2001*
	Debt securities	*Equity securities*	*Land and buildings*	*Debt securities*	*Equity securities*	*Land and buildings*
Opening balance at 1 January	**91,652.8**	**1,915.2**	**2,058.3**	**76,657.8**	**2,350.9**	**2,030.0**
Acquisitions and sales group companies	(0.1)	(88.5)	(14.2)			
Purchases	38,163.0	1,660.1	48.3	46,591.2	1,049.4	75.1
Book value of sales and redemptions	(42,264.2)	(1,608.4)	(69.9)	(32,122.4)	(915.5)	(46.7)
Revaluations		(8.6)	(65.1)		(187.0)	(12.3)
Unrealized capital gains / losses included in P&L		(67.5)				
Exchange rate differences	(1,541.5)	(42.3)	(20.8)	526.2	(17.3)	7.2
Reclassifications	(31.4)	60.5	17.7		(365.3)	5.0
Closing balance at 31 December	**85,978.6**	**1,820.5**	**1,954.3**	**91,652.8**	**1,915.2**	**2,058.3**
Purchase price		1,888.1	1,934.1		1,962.7	1,954.6
Fair value	88,371.1			92,586.7		
Redemption value	84,663.8			89,875.3		

Investment securities

The following table presents the amortized cost (cost in the case of equity securities) and the approximate fair value at 31 December of investments in debt securities and other fixed-income securites and and equity securities.

				2002
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	19,634.4	939.3	(7.3)	20,566.4
Dutch government	8,120.9	239.3		8,360.2
U.S. government	2,365.4	13.9	(1.0)	2,378.3
Other governments	32,830.7	919.3	(23.0)	33,727.0
Companies	8,004.2	98.2	(22.8)	8,079.6
Banking	7,697.0	273.2	(12.8)	7,957.4
Mortgage-backed securities	3,485.6	0.8	(0.3)	3,486.1
Other asset-backed securities	2,303.3	0.6	(30.6)	2,273.3
Other debt securities and fixed income securities	1,537.1	10.9	(5.2)	1,542.8
Total debt securities and other fixed-income securities	85,978.6	2,495.5	(103.0)	88,371.1
Equity securities	1,888.1	105.3	(172.9)	1,820.5
Total investment securities	**87,866.7**	**2,600.8**	**(275.9)**	**90,191.6**

				2001
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	25,415.0	567.8	(107.1)	25,875.7
Dutch government	7,351.2	24.7	(47.5)	7,328.4
U.S. government	2,469.8	9.9	(3.9)	2,475.8
Other governments	30,957.9	437.1	(150.9)	31,244.1
Companies	8,005.0	68.6	(35.7)	8,037.9
Banking	9,291.9	191.2	(72.8)	9,410.3
Mortgage-backed securities	3,189.2	1.2	(0.9)	3,189.5
Other asset-backed securities	2,431.2	5.1	(29.5)	2,406.8
Other debt securities and fixed income securities	2,541.6	111.1	(34.5)	2,618.2
Total debt securities and other fixed-income securities	91,652.8	1,416.7	(482.8)	92,586.7
Equity securities	1,962.7	127.4	(174.9)	1,915.2
Total investment securities	**93,615.5**	**1,544.1**	**(657.7)**	**94,501.9**

				2000
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Belgian government	28,301.4	787.8	(165.6)	28,923.6
Dutch government	4,218.5	26.6	(48.8)	4,196.3
U.S. government	1,861.7	5.5	(4.6)	1,862.6
Other governments	15,337.7	202.2	(207.4)	15,332.5
Companies	7,383.9	124.6	(23.6)	7,484.9
Banking	11,247.5	68.8	(38.0)	11,278.3
Mortgage-backed securities	4,234.4	3.8	(10.8)	4,227.4
Other asset-backed securities	2,131.7	2.1	(34.4)	2,099.4
Other debt securities and fixed income securities	1,941.0	66.9	(16.8)	1,991.1
Total debt securities and other fixed-income securities	76,657.8	1,288.3	(550.0)	77,396.1
Equity securities	2,281.7	80.4	(11.2)	2,350.9
Total investment securities	**78,939.5**	**1,368.7**	**(561.2)**	**79,747.0**

The following table presents the maturities and related carrying and fair value of debt securities and other fixed-income securites and Treasury bills at 31 December 2002.

	Carrying value	Fair value
Due in one year or less	23,160.5	24,141.3
Due from one year to five years	28,798.0	28,772.0
Due from five years to ten years	20,187.0	21,357.0
Due after ten years	14,058.3	14,325.8
Total	**86,203.8**	**88,596.1**

Investments in land and buildings

The table below is a summary of investments in land and buildings.

	2002	2001	2000
Land and buildings in company use	1,854.0	1,907.0	1,866.0
Other land and buildings	100.3	151.3	164.0
Investments in land and buildings	**1,954.3**	**2,058.3**	**2,030.0**

The following table provides the details of land and buildings by valuation date.

	2002	*2001*	*2000*
2002	1,465.4		
2001	488.9	506.7	
2000		80.2	462.4
1999			2.9
1998			
1997		1,471.4	1,564.7
1996			
	1,954.3	**2,058.3**	**2,030.0**

B4 Loans and advances to credit institutions

The components of loans and advances to credit institutions in the balance sheet are as follows.

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	165.3	1,999.2	8,242.1	10,406.6
Interest bearing deposits	1,547.1	1,244.5	19,071.3	21,862.9
Securities purchased under resale agreements	1,837.3	250.4	46,672.7	48,760.4
Other	11.2	332.8	1,057.0	1,401.0
Gross amount	3,560.9	3,826.9	75,043.1	82,430.9
Allowance for credit losses	(114.8)		(33.3)	(148.1)
Net amount	**3,446.1**	**3,826.9**	**75,009.8**	**82,282.8**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	731.9	751.9	4,548.1	6,031.9
Interest bearing deposits	497.7	1,773.3	19,948.0	22,219.0
Securities purchased under resale agreements	4,759.6	597.5	26,254.4	31,611.5
Other	46.8	2,030.4	695.3	2,772.5
Gross amount	6,036.0	5,153.1	51,445.8	62,634.9
Allowance for credit losses	(16.5)	(2.0)	(156.5)	(175.0)
Net amount	**6,019.5**	**5,151.1**	**51,289.3**	**62,459.9**

				2000
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	43.8	412.0	3,304.0	3,759.8
Interest bearing deposits	618.8	1,782.1	19,000.2	21,401.1
Securities purchased under resale agreements	4,428.0	318.3	27,147.3	31,893.6
Other	25.7	2,090.3	2,090.0	4,206.0
Gross amount	5,116.3	4,602.7	51,541.5	61,260.5
Allowance for credit losses		(1.7)	(99.8)	(101.5)
Net amount	**5,116.3**	**4,601.0**	**51,441.7**	**61,159.0**

The geographic analysis of loans and advances to credit institutions is primarily based on the domicile of the operating company.

B5 Loans and advances to customers

The components of loans and advances to customers were as follows:

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	73,568.8	50,059.0	37,737.8	161,365.6
Allowance for credit losses	(1,174.3)	(618.3)	(981.9)	(2,774.5)
Net amount	**72,394.5**	**49,440.7**	**36,755.9**	**158,591.1**
Public sector	4,219.8	454.4	101.1	4,775.3
Private sector:				
- Corporate				
- Guaranteed by government authorities	470.2		189.6	659.8
- Other receivables	31,577.8	20,909.6	30,267.2	82,754.6
Sub-total	32,048.0	20,909.6	30,456.8	83,414.4
- Retail				
- Secured by mortgages	17,209.9	24,728.1	2,739.5	44,677.5
- Other receivables	18,916.8	3,348.6	3,458.6	25,723.9
Sub-total	36,126.7	28,076.7	6,198.1	70,401.4
Net amount	**72,394.5**	**49,440.7**	**36,755.9**	**158,591.1**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	73,576.6	51,604.9	42,435.0	167,616.5
Allowance for credit losses	(1,928.0)	(669.0)	(929.7)	(3,526.7)
Net amount	**71,648.6**	**50,935.9**	**41,505.3**	**164,089.8**
Public sector	4,631.3	563.1	770.9	5,965.3
Private sector:				
- Corporate				
- Guaranteed by government authorities	1,846.7		478.6	2,325.3
- Other receivables	33,923.3	24,307.4	33,507.2	91,737.9
Sub-total	35,770.0	24,307.4	33,985.8	94,063.2
- Retail				
- Secured by mortgages	15,383.1	22,283.8	3,149.4	40,816.3
- Other receivables	15,864.2	3,781.6	3,599.2	23,245.0
Sub-total	31,247.3	26,065.4	6,748.6	64,061.3
Net amount	**71,648.6**	**50,935.9**	**41,505.3**	**164,089.8**

				2000
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	82,631.4	44,897.3	25,585.0	153,113.7
Allowance for credit losses	(2,018.1)	(540.6)	(714.9)	(3,273.6)
Net amount	**80,613.3**	**44,356.7**	**24,870.1**	**149,840.1**
Public sector	3,877.6	739.5	186.3	4,803.4
Private sector:				
- Corporate				
- Guaranteed by government authorities	4,805.9	43.3	207.6	5,056.8
- Other receivables	37,418.3	19,852.5	19,944.0	77,214.8
Sub-total	42,224.2	19,895.8	20,151.6	82,271.6
- Retail				
- Secured by mortgages	17,208.5	20,446.6	2,351.2	40,006.3
- Other receivables	17,303.0	3,274.8	2,181.0	22,758.8
Sub-total	34,511.5	23,721.4	4,532.2	62,765.1
Net amount	**80,613.3**	**44,356.7**	**24,870.1**	**149,840.1**

The geographic analysis of loans and advances to customers is primarily based on the domicile of the operating company.

The table below gives an analysis of the change in the allowance for credit losses for loans and advances.

	2002	*2001*
Balance at 1 January	**3,701.7**	**3,375.1**
Purchases and sales group companies	6.4	
Write-offs	(1,133.7)	(189.7)
Value adjustments on loans	566.5	480.6
Exchange rate and other adjustments	(218.3)	35.7
Balance at 31 December	**2,922.6**	**3,701.7**
Composed of:		
- Loans and advances to credit institutions	148.1	175.0
- Loans and advances to customers	2,774.5	3,526.7
	2,922.6	**3,701.7**

The provision for credit losses includes an amount of EUR 215.0 million related to country risks (2001: EUR 242.3 million; 2000: EUR 231.8 million).

The total amount of loans and advances to customers and credit institutions as of 31 December 2002 which may be impossible to collect fully is EUR 7,118.8 million (2001: EUR 7,254.8 million; 2000: EUR 6,241.3 million). The related amount of provisions is EUR 2,501.7 million (2001: EUR 3,245.1 million; 2000: EUR 3,143.3 million). The difference between the outstanding amount and the provision is covered by the value of the collateral or expected cash flows.

B6 Other assets

Other assets consisted of the following:

	2002	*2001*	*2000*
Participating interests valued by equity method	312.3	362.8	246.1
Other participating interests:			
- Participating interests	497.5	677.0	521.0
- Receivable from participating interests	9.3	7.1	2.8
Participating interests	819.1	1,046.9	769.9
Other tangible fixed assets	806.2	890.8	882.9
Receivables arising from banking operations	5,661.2	6,925.9	3,344.1
Assets held for lease	1,562.3	1,885.2	1,287.2
Deferred tax	447.1	370.1	479.4
Other	771.6	804.0	618.0
Total	**10,067.5**	**11,922.9**	**7,381.5**

Other tangible fixed assets consist mainly of data processing systems, office equipment and motor vehicles.

B7 Amounts owed to credit institutions

The components of amounts owed to credit institutions in the balance sheet at 31 December were as follows:

				2002
	Belgium	The Netherlands	Other	Total
Demand deposits	3,090.0	1,258.1	2,613.2	6,961.3
Time deposits	25,378.9	2,324.6	10,601.5	38,305.0
Securities sold under repurchase agreements	44,706.8	3,337.0	173.3	48,217.1
Other short-term borrowings	438.1	12.6	425.6	876.3
Other long-term debt	355.9	3,804.7	236.1	4,396.7
Other		16.2		16.2
Total	**73,969.7**	**10,753.2**	**14,049.7**	**98,772.6**

				2001
	Belgium	The Netherlands	Other	Total
Demand deposits	1,910.5	2,486.5	1,153.4	5,550.4
Time deposits	25,717.8	6,969.5	12,101.0	44,788.3
Securities sold under repurchase agreements	41,220.2	1,867.5	59.6	43,147.3
Other short-term borrowings	552.5	36.9	1,094.6	1,684.0
Other long-term debt	34.8	2,529.1	286.0	2,849.9
Other		253.8		253.8
Total	**69,435.8**	**14,143.3**	**14,694.6**	**98,273.7**

				2000
	Belgium	The Netherlands	Other	Total
Demand deposits	5,653.3	2,776.8	1,051.8	9,481.9
Time deposits	31,539.6	5,390.4	6,781.5	43,711.5
Securities sold under repurchase agreements	33,245.5	2,097.4	2,783.3	38,126.2
Other short-term borrowings	535.6	880.0	1,236.6	2,652.2
Other long-term debt	11.2	50.0	3.6	64.8
Other		265.0		265.0
Total	**70,985.2**	**11,459.6**	**11,856.8**	**94,301.6**

The geographic analysis of amounts owed to credit institutions is based on the location of the Fortis operating company.

B8 Amounts owed to customers

The components of amounts owed to customers at 31 December were as follows:

2002	Belgium	The Netherlands	Other	Total
Demand deposits - non-interest bearing	1,549.2	32.9	356.6	1,938.7
Demand deposits - interest bearing	22,111.9	13,396.9	17,170.2	52,679.0
Savings deposits accounts	33,442.4	10,342.2	23.1	43,807.7
Time deposits	24,743.7	5,611.1	18,335.1	48,689.9
Securities sold under repurchase agreements	21,976.5		2,591.6	24,568.1
Other short-term borrowings	212.2	1,027.1	1,866.8	3,106.1
Long-term debt	32.5	358.8	2.6	393.9
Other	3,675.5	253.0	454.5	4,383.0
Total	**107,743.9**	**31,022.0**	**40,800.5**	**179,566.4**

2001	Belgium	The Netherlands	Other	Total
Demand deposits - non-interest bearing	1,494.7	117.0	453.1	2,064.8
Demand deposits - interest bearing	19,517.4	14,344.4	18,400.2	52,262.0
Savings deposits accounts	31,131.5	9,633.4	138.2	40,903.1
Time deposits	24,804.3	9,711.8	19,820.1	54,336.2
Securities sold under repurchase agreements	15,721.9	16.4	3,877.4	19,615.7
Other short-term borrowings	748.6	847.5	3,577.7	5,173.8
Long-term debt	33.7	375.6	3.5	412.8
Other	5,741.9	248.0	566.5	6,556.4
Total	**99,194.0**	**35,294.1**	**46,836.7**	**181,324.8**

2000	Belgium	The Netherlands	Other	Total
Demand deposits - non-interest bearing	1,378.1	217.4	2,011.4	3,606.9
Demand deposits - interest bearing	20,535.2	9,146.1	13,001.8	42,683.1
Savings deposits accounts	30,947.4	7,912.9	744.9	39,605.2
Time deposits	22,081.1	9,234.0	20,491.8	51,806.9
Securities sold under repurchase agreements	8,693.6			8,693.6
Other short-term borrowings	380.4	148.5	422.3	951.2
Long-term debt	47.9	916.4	0.2	964.5
Other		54.6	1.6	56.2
Total	**84,063.7**	**27,629.9**	**36,674.0**	**148,367.6**

The geographic analysis of amounts owed to customers is based on the location of the Fortis operating company.

B9 Securities purchased under resale agreement and securities sold under repurchase agreement

Securities purchased under resale agreements are included under loans and advances to credit institutions and loans and advances to customers. Securities sold under repurchase agreements are included under amounts owed to credit institutions and amounts owed to customers.

The following table provides details on Fortis's securities purchased under resale agreement activities.

	2002	*2001*	*2000*
Maximum amount outstanding at any month-end	68,795.3	47,184.6	56,266.9
Average amount outstanding	57,797.5	37,664.9	38,661.9

Securities underlying these agreements are under the management of Fortis.

The following table provides details on Fortis's securities sold under repurchase agreement activities.

	2002	*2001*	*2000*
Maximum amount outstanding at any month-end	80,429.1	64,687.0	66,121.4
Average amount outstanding	69,491.1	50,814.6	48,184.0

Securities underlying these agreements are under the management of the counterparties.

B10 Debt certificates

Debt certificates consist of debt securities and other fixed-income securities. As of 31 December, of these securities an amount of EUR 24,037.1 million (2001: EUR 22,979.1 million; 2000: EUR 19,010.9 million) will fall due during the next financial year.

The following table provides details of debt certificates by nature of instrument and country of origin.

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	21,562.5	901.3	4,524.4	26,988.2
Commercial paper			8,320.7	8,320.7
Long-term debt	3.2	1,893.0	3,025.2	4,921.4
Total	**21,565.7**	**2,794.3**	**15,870.3**	**40,230.3**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	22,248.8	635.2	3,466.9	26,350.9
Commercial paper			9,222.5	9,222.5
Long-term debt	2.3	3,137.8	3,702.4	6,842.5
Total	**22,251.1**	**3,773.0**	**16,391.8**	**42,415.9**

				2000
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	20,031.0	191.0	2,556.0	22,778.0
Commercial paper	5,336.2		4,209.0	9,545.2
Long-term debt	1.4	4,507.6	3,847.9	8,356.9
Total	**25,368.6**	**4,698.6**	**10,612.9**	**40,680.1**

The geographic analysis of debt certificates is based on the location of the operating company.

B11 Other liabilities

Other liabilities consisted of the following at 31 December:

	2002	*2001*	*2000*
Pensions and early retirement benefits	270.6	484.9	579.0
Taxes and other social security charges	735.8	688.1	450.8
Other provisions	1,418.2	1,918.8	2,042.5
Short position trading portfolio	10,645.2	7,873.2	5,399.9
Other	7,495.3	4,802.9	9,544.7
Total	**20,565.1**	**15,767.9**	**18,016.9**

Other provisions include an amount of EUR 395.9 million (2001: EUR 803.5 million) for the integration of banking activities and a provision of EUR 273.5 million (2001: EUR 247.6 million) for deferred taxes. Other liabilities includes EUR 4.8 million of payables to group companies (2001: EUR 3.8 million; 2000: EUR 63.6 million).

B12 Subordinated liabilities

The following table gives a description of subordinated liabilities:

	2002	2001	2000
Subordinated liabilities denominated in various currencies with an average interest rate of 5.90% (2001: 6.17%; 2000: 6.31%) and maturities through 2031 (2001: 2031; 2000: 2025)	7,764.1	8,225.6	7,716.3
Perpetual loan from Fortis Brussels SA/NV with a coupon of 6 month EURIBOR + 1.25% and + 2.75% from 2005 onwards	760.0	760.0	760.0
Redeemable perpetual loan (Tier 1 loan), with an interest of 6.50% till 26 September 2011 and Euro Reference Rate + 2.37% thereafter	1,000.0	1,000.0	
	9,524.1	**9,985.6**	**8,476.3**

In September 2001 Fortis Bank issued Redeemable Perpetual Cumulative Coupon Debt Securities for an amount of EUR 1 billion. The regulator (the CBF) considers the issued securities to be part of the Tier 1 capital of Fortis Bank and of Fortis Bank's shareholders' equity on a consolidated basis.

The securities are governed by a Support Agreement, under which Fortis SA/NV and Fortis N.V. jointly and severally agree to contribute to Fortis Bank any additional funds necessary to allow it to pay the coupon in the event that Fortis SA/NV and Fortis N.V. pay a dividend on their ordinary or preference shares in the same period.

As a condition for acceptance of the securities as constituting Tier 1 capital of Fortis Bank, the CBF requires that the sum of the amounts that Fortis SA/NV and Fortis N.V. pay as dividend on their ordinary and preference shares and of all amounts payable under the Support Agreement and similar agreements may not exceed the level of the aggregate distributable reserves of Fortis SA/NV and Fortis N.V.

To meet this condition, the Board of Directors has decided that no dividend will be paid on the ordinary shares, preference shares or other capital instruments (if applicable) unless the aggregate distributable reserves of both companies is sufficient to cover all dividend payments relating to their respective orindary shares, preference shares and other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

B13 Fund for general banking risks

The following table presents movements in the fund for general banking risks.

	2002	2001
Balance at 1 January	**2,216.7**	**2,042.9**
Charge to the profit and loss account		169.8
Exchange rate differences	(1.7)	4.0
Balance at 31 December	**2,215.0**	**2,216.7**

B14 Minority interests in group equity

Minority interests in group equity includes preferred shares issued for financing purposes of EUR 650 million. This is described in detail in note 7.

B15 Off-balance sheet items

The following table presents the notional amount of all Fortis's derivative financial instruments outstanding at 31 December 2002, by term.

				2002
	One year or less	*Five years or less and more than one year*	*More than five years*	*Total*
Interest rate contracts				
OTC:				
- swaps	349,077.1	186,168.7	96,184.7	631,430.5
- forwards	30,938.8	9,869.0		40,807.8
- options	45,018.6	169,553.4	286,131.5	500,703.5
Exchange-traded:				
- forwards	12,531.9	7,497.9	1,249.9	21,279.7
- options	12,890.2	4,554.7	1,457.4	18,902.3
Subtotal	450,456.6	377,643.7	385,023.5	1,213,123.8
Currency contracts				
OTC:				
- swaps	119,020.8	16,655.1	2,909.5	138,585.4
- forwards	2,128.9			2,128.9
- options	16,330.8	741.2		17,072.0
Subtotal	137,480.5	17,396.3	2,909.5	157,786.3
Other contracts				
OTC	7,911.8	21,818.0	9,014.5	38,744.3
Exchange-traded	20,727.7	17,760.6		38,488.3
Subtotal	28,639.5	39,578.6	9,014.5	77,232.6
Total	**616,576.6**	**434,618.6**	**396,947.5**	**1,448,142.7**

Trading derivatives

Fortis enters into derivative financial instruments on behalf of customers and for proprietary positions. The following table reflects the notional amounts, positive fair values and negative fair values of trading derivative financial instruments at 31 December. All significant intercompany contracts have been excluded.

			2002
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	431,201.2	6,259.7	(6,454.7)
- forwards	26,390.0	40.7	(57.2)
- options	500,089.4	2,908.1	(3,826.0)
Exchange-traded:			
- forwards	20,905.2	41.7	(1.2)
- options	18,856.5	12.6	(9.8)
Subtotal	997,442.3	9,262.8	(10,348.9)
Currency contracts			
OTC:			
- swaps	121,606.0	1,185.7	(1,196.2)
- forwards	2,128.9	155.4	(154.6)
- options	17,065.5	250.3	(97.0)
Subtotal	140,800.4	1,591.4	(1,447.8)
Other contracts			
OTC	29,268.1	2,027.7	(1,943.6)
Exchange-traded	38,467.4	161.7	(218.4)
Subtotal	67,735.5	2,189.4	(2,162.0)
Total	**1,205,978.2**	**13,043.6**	**(13,958.7)**

			2001
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts:			
OTC:			
- swaps	391,154.9	3,009.7	(2,997.6)
- forwards	38,440.8	70.2	(72.2)
- options	343,979.6	2,502.4	(867.9)
Exchange-traded:			
- forwards	29,207.6	54.3	(2.3)
- options	8,255.1		
Subtotal	811,038.0	5,636.6	(3,940.0)
Currency contracts			
OTC:			
- swaps	109,225.8	938.6	(602.8)
- forwards	1,798.7	96.9	(98.6)
- options	11,110.1	80.3	(48.7)
Subtotal	122,134.6	1,115.8	(750.1)
Other contracts			
OTC	15,955.3	1,230.8	(1,101.5)
Exchange-traded	27,605.8	358.0	(184.9)
Subtotal	43,561.1	1,588.8	(1,286.4)
Total	**976,733.7**	**8,341.2**	**(5,976.5)**

			2000
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts:			
OTC:			
- swaps	280,994.9	3,502.1	(3,786.1)
- forwards	55,485.8	113.7	(113.6)
- options	211,859.6	1,238.5	(1,149.5)
Exchange-traded:			
- forwards	6,943.0	820.2	(501.2)
- options	40,222.6		
Subtotal	595,505.9	5,674.5	(5,550.4)
Currency contracts			
OTC:			
- swaps	92,313.2	962.3	(1,082.4)
- forwards	224.0	0.7	(1.3)
- options	11,563.9	95.7	(108.5)
Subtotal	104,101.1	1,058.7	(1,192.2)
Other contracts			
OTC	17,876.1	1,162.2	(1,610.3)
Exchange-traded	13,926.6	639.3	(430.5)
Subtotal	31,802.7	1,801.5	(2,040.8)
Total	**731,409.7**	**8,534.7**	**(8,783.4)**

Gains/losses on derivative financial instruments represent the net amount earned from Fortis's trading activities. The profitability of these trading activities depends largely on the volume and diversity of the transactions Fortis executes, the level of risk it is willing to assume and the volatility of price and rate movements.

Risk management derivatives

The following table reflects the notional amounts and fair values at 31 December of derivative financial instruments used for risk management. All significant intercompany contracts have been excluded.

	2002		
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	200,229.3	916.5	(1,403.4)
- forwards	14,417.8	9.5	(21.7)
- options	614.1	0.5	(1.1)
Exchange-traded:			
- forwards	374.5		
- options	45.8		
Subtotal	215,681.5	926.5	(1,426.2)
Currency contracts			
OTC:			
- swaps	16,979.4	316.7	(212.3)
- forwards			
- options	6.5	0.1	(0.1)
Subtotal	16,985.9	316.8	(212.4)
Other contracts			
OTC	9,476.2	184.0	(244.7)
Exchange-traded	20.9	1.0	(2.4)
Subtotal	9,497.1	185.0	(247.1)
Total	**242,164.5**	**1,428.3**	**(1,885.7)**

			2001
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	95,654.9	709.3	(427.3)
- forwards	6,583.9	2.2	(6.6)
- options	950.7	6.5	(5.6)
Exchange-traded:			
- forwards			
- options			
Subtotal	103,189.5	718.0	(439.5)
Currency contracts			
OTC:			
- swaps	12,795.3	94.6	(138.1)
- forwards		151.3	(267.8)
- options	220.1	1.6	(1.6)
Subtotal	13,015.4	247.5	(407.5)
Other contracts			
OTC	4,904.6	178.9	(191.5)
Exchange-traded	49.8	2.2	(3.0)
Subtotal	4,954.4	181.1	(194.5)
Total	**121,159.3**	**1,146.6**	**(1,041.5)**

			2000
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	70,183.5	524.5	(538.9)
- forwards	1,468.9	146.4	(135.0)
- options	506.9	11.3	(2.7)
Exchange-traded:			
- forwards	55.2	0.1	
- options			
Subtotal	72,214.5	682.3	(676.6)
Currency contracts			
OTC:			
- swaps	10,254.2	213.0	(398.3)
- forwards	5.4		
- options	518.6	11.2	(13.9)
Subtotal	10,778.2	224.2	(412.2)
Other contracts			
OTC	6,815.7	481.4	(287.9)
Exchange-traded	1,432.8	4.5	(4.5)
Subtotal	8,248.5	485.9	(292.4)
Total	**91,241.2**	**1,392.4**	**(1,381.2)**

B16 Maturities

The following table sets forth the maturities of debts and receivables as at 31 December.

					2002
	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years
Loans and advances to credit institutions	23,029.7	50,539.5	7,726.6	807.2	179.8
Loans and advances to customers	34,722.2	27,558.9	12,522.8	25,570.6	58,216.6
Amounts owed to credit institutions	6,779.7	74,796.4	12,871.4	2,472.0	1,853.1
Amounts owed to customers	115,947.9	45,922.4	10,106.5	5,109.2	2,480.4

					2001
	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years
Loans and advances to credit institutions	13,309.0	25,750.7	22,389.6	720.9	289.7
Loans and advances to customers	32,355.6	35,836.4	11,704.4	27,156.2	57,037.2
Amounts owed to credit institutions	6,992.6	68,362.4	19,618.2	1,775.8	1,524.7
Amounts owed to customers	115,636.9	47,091.7	10,695.8	5,706.7	2,193.7

					2000
	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years
Loans and advances to credit institutions	6,640.0	43,508.5	10,254.6	496.6	259.3
Loans and advances to customers	12,437.6	45,612.7	11,428.4	27,607.5	52,753.9
Amounts owed to credit institutions	14,739.7	66,532.9	11,931.6	879.4	218.0
Amounts owed to customers	86,837.2	44,392.9	8,062.0	4,865.9	4,209.6

The following table provides details of subordinated debt and long-term debt instruments.

							2002	2001
Maturity	< 1 year	1-2 year	2-3 year	3-4 year	4-5 year	> 5 year	Total	Total
Subordinated liabilities:								
- Fixed rate	272.3	305.3	376.7	298.1	923.3	4,453.6	6,629.3	7,392.6
- Variable rate	1,400.4	36.4	129.1	199.5	182.8	946.6	2,894.8	2,593.0
	1,672.7	341.7	505.8	497.6	1,106.1	5,400.2	9,524.1	9,985.6
Debt certificates:								
- Fixed rate	1,262.7	1,263.1	1,202.4	298.6	109.1	451.0	4,586.9	6,836.6
- Variable rate	284.9	49.6					334.5	5.9
	1,547.6	1,312.7	1,202.4	298.6	109.1	451.0	4,921.4	6,842.5
Amounts owed to customers	67.9	21.3	1.0	1.2	8.4	294.1	393.9	412.8
Amounts owed to credit institutions	582.0	421.0	794.0	345.6	515.2	1,739.0	4,396.7	2,849.9
Total	**3,870.2**	**2,096.7**	**2,503.2**	**1,143.0**	**1,738.8**	**7,884.3**	**19,236.1**	**20,090.8**

B17 Revenues

The following table provides details of banking revenues based on the country in which the Fortis company is located.

2002	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total [1]**
Net interest income	2,090.5	1,178.6	386.0	3,655.1	166.7	590.0	4,411.8
Commissions and fees	560.9	468.2	285.4	1,314.5	43.8	502.4	1,860.7
Results from financial transactions	667.5	(22.3)	9.2	654.4	(0.4)	155.9	809.9
Other revenues	229.3	171.0	109.4	509.7	12.9	204.1	726.7
Total revenues, net of interest expense	**3,548.2**	**1,795.5**	**790.0**	**6,133.7**	**223.0**	**1,452.4**	**7,809.1**

2001	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total [1]**
Net interest income	2,230.6	1,136.7	325.0	3,692.3	147.7	564.0	4,404.0
Commissions and fees	580.1	569.0	270.8	1,419.9	52.6	505.9	1,978.4
Results from financial transactions	605.2	118.5	49.8	773.5	7.1	221.9	1,002.5
Other revenues	334.2	249.0	112.2	695.4	(0.4)	202.3	897.3
Total revenues, net of interest expense	**3,750.1**	**2,073.2**	**757.8**	**6,581.1**	**207.0**	**1,494.1**	**8,282.2**

2000	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total [1]**
Net interest income	2,364.4	914.9	292.4	3,571.7	143.6	440.7	4,156.0
Commissions and fees	875.9	571.7	303.8	1,751.4	6.1	406.1	2,163.6
Results from financial transactions	349.9	373.6	167.5	891.0	8.6	125.5	1,025.1
Other revenues	272.2	200.0	115.5	587.7	(8.0)	97.8	677.5
Total revenues, net of interest expense	**3,862.4**	**2,060.2**	**879.2**	**6,801.8**	**150.3**	**1,070.1**	**8,022.2**

1) *Including eliminations.*

Movements in net interest income are as follows:

			2002
	Average balance	*Interest*	*Interest in %*
Assets:			
- Loans and advances to credit institutions	88,195.4	3,243.2	3.68
- Loans and advances to customers	162,531.6	8,154.0	5.02
- Interest-bearing securities	88,094.0	4,016.2	4.56
Total interest-bearing assets	338,821.0	15,413.4	4.55
Liabilities:			
- Amounts owed to credit institutions	109,987.9	3,669.6	3.34
- Amounts owed to customers	178,330.0	5,428.6	3.04
- Debt certificates and subordinated liabilities	50,814.9	2,313.0	4.55
Total interest-bearing liabilities	339,132.8	11,411.2	3.36
Other interest on balance		409.6	
Net interest income		4,411.8	
Net interest income/interest-bearing assets			1.30

			2001
	Average balance	*Interest*	*Interest in %*
Assets:			
- Loans and advances to credit institutions	69,947.8	3,258.7	4.66
- Loans and advances to customers	159,620.9	9,471.4	5.93
- Interest-bearing securities	84,677.8	4,390.7	5.19
Total interest-bearing assets	314,246.5	17,120.8	5.45
Liabilities:			
- Amounts owed to credit institutions	104,050.8	4,578.5	4.40
- Amounts owed to customers	160,640.7	6,460.7	4.02
- Debt certificates and subordinated liabilities	49,451.2	2,492.6	5.04
Total interest-bearing liabilities	314,142.7	13,531.8	4.31
Other interest on balance		815.0	
Net interest income		4,404.0	
Net interest income/interest-bearing assets			1.40

	2000		
	Average balance	Interest	Interest in %
Assets:			
- Loans and advances to credit institutions	82,298.2	3,478.0	4.23
- Loans and advances to customers	141,264.7	8,918.4	6.31
- Interest-bearing securities	80,182.8	4,599.1	5.74
Total interest-bearing assets	303,745.7	16,995.5	5.60
Liabilities:			
- Amounts owed to credit institutions	109,499.3	5,233.8	4.78
- Amounts owed to customers	146,312.0	5,708.9	3.90
- Debt certificates and subordinated liabilities	43,741.1	2,218.9	5.07
Total interest-bearing liabilities	299,552.4	13,161.6	4.39
Other interest on balance		322.1	
Net interest income		4,156.0	
Net interest income/interest-bearing assets			1.37

B18 Commissions and fees

The following table sets forth details of commission income and commissions paid.

	2002	2001	2000
Commission income:			
- issuance	64.9	88.9	186.6
- securities transactions	519.1	597.6	780.3
- insurance	139.4	148.1	165.8
- asset management	675.3	757.1	649.7
- payment services	346.1	338.3	294.0
- miscellaneous	615.3	631.1	616.9
Total commission income	2,360.1	2,561.1	2,693.3
Commission paid	499.4	582.7	529.7
Net commission income	**1,860.7**	**1,978.4**	**2,163.6**

B19 Results from financial transactions

The following table sets forth details of net results from financial transactions.

	2002	2001	2000
Gains / losses on trading derivative financial instruments	227.5	357.7	75.2
Gains / losses on sale of investments	366.7	424.1	495.2
Foreign exchange gains and losses	242.0	166.7	235.2
Gains / losses on trading securities	(26.3)	54.0	219.5
Total	**809.9**	**1,002.5**	**1,025.1**

B20 Other revenues

The following table sets forth details of other revenues.

	2002	2001	2000
Dividends from equity securities	62.0	32.9	82.6
Rental income land and buildings	138.5	145.5	141.7
Revenues from participating interests	27.4	50.7	18.6
Income from leasing activities	380.9	463.6	290.4
Other revenues	117.9	204.6	144.2
Total	**726.7**	**897.3**	**677.5**

Revenues from land and buildings include rental income related to land and buildings in company use amounting to EUR 129.6 million (2001: EUR 128.9 million; 2000: EUR 120.6 million) and EUR 9.0 million (2001: EUR 16.6 million; 2000: EUR 21.1 million) rented to third parties. Revenues from participating interests include EUR 6.5 million, negative (2001: EUR 1.9 million, negative; 2000: EUR 0.7 million, negative) related to the share in profits of participating interests valued by the equity method.

B21 Interest expense

The following table summarizes interest expenses.

	2002	2001	2000
Amounts owed to credit institutions	3,669.6	4,578.6	5,233.8
Amounts owed to customers	5,428.6	6,460.7	5,708.9
Interest expense risk management derivatives contracts	7,543.7	2,878.1	5,975.8
Debt certificates	1,755.7	1,942.0	1,725.2
Subordinated liabilities	557.3	550.5	493.8
Other	6.6	4.7	7.4
Total	**18,961.5**	**16,414.6**	**19,144.9**

B22 Value adjustments

The following table summarizes value adjustments.

	2002	2001	2000
Value adjustments on receivables and debt securities	577.8	452.5 [1]	461.4
Change in provisions contingent liabilities	34.6	3.5	3.3
Value (re)adjustments land and buildings	119.9 [2]		
Value adjustments fund for general banking risks		169.8	154.8
Total	**732.3**	**625.8**	**619.5**

1) Including release in connection with harmonization.

2) With effect from 2002 value (re)adjustments on land and buildings are included under value adjustments rather than under operating expenses (see B23).

B23 Operating expenses

The following table summarizes operating expenses.

	2002	*2001*	*2000*
Wages and salaries	2,193.5	2,290.4	2,188.1
Social costs:			
- Pension and early retirement	232.7	169.1	163.3
- Other social costs	488.8	535.3	505.7
Depreciation and amortization	263.9	275.2	250.1
Cost of assets held for lease	296.8	343.6	226.8
Value (re)adjustments land and buildings [1]		24.2	(8.1)
Other charges	1,692.5	2,020.1	2,002.1
Total	**5,168.2**	**5,657.9**	**5,328.0**

1) With effect from 2002 value (re)adjustments on land and buildings are included under value adjustments rather than under operating expenses (see B22).

Balance sheet general

	Note	*31-12-2002*	*31-12-2001*	*31-12-2000*
Assets				
Cash		**11.5**	10.4	84.1
Investments	C1	**121.0**	322.1	454.4
Loans and advances to credit institutions			5.0	
Loans and advances to customers	C2	**8,530.2**	6,371.8	3,575.3
Prepayments and accrued income		**476.7**	244.7	138.4
Other assets	C3	**3,816.5**	3,114.1	4,301.5
Total assets		**12,955.9**	10,068.1	8,553.7
Liabilities				
Amounts owed to credit institutions		**7.2**	0.1	
Debt certificates	C4	**10,434.7**	8,652.1	2,730.9
Accruals and deferred income		**511.3**	330.0	149.2
Other liabilities	C5	**879.7**	334.1	5,105.9
Convertible notes	C6	**1,255.9**	1,255.9	1,255.9
Subordinated convertible note	C7	**1,250.0**		
Subordinated liabilities	C8	**1,005.0**	1,004.8	294.9
		15,343.8	11,577.0	9,536.8
Minority interests in group equity	C9	**524.5**	639.6	606.3
Net equity		**(2,912.4)**	(2,148.5)	(1,589.4)
Group equity		**(2,387.9)**	(1,508.9)	(983.1)
Total liabilities		**12,955.9**	10,068.1	8,553.7

Profit and loss account general

	Note	*2002*	*2001*	*2000*
Revenues:				
Interest income		**567.0**	480.3	304.6
Results from financial transactions	C10	**(21.3)**		
Other revenues	C11	**12.4**	17.5	12.1
Total revenues		**558.1**	497.8	316.7
Interest expense		**(646.5)**	(504.9)	(369.5)
Total revenues, net of interest expense		**(88.4)**	(7.1)	(52.8)
Operating expenses	C12	**(125.6)**	(165.1)	(172.9)
Operating result before taxation		**(214.0)**	(172.2)	(225.7)
Taxation		**48.6**	40.1	40.8
Operating group profit		**(165.4)**	(132.1)	(184.9)
Minority interests		**44.9**	48.3	37.7
Net operating profit before unrealised capital losses		**(210.3)**	(180.4)	(222.6)
Unrealised capital losses on the investment portfolio of shares		**101.6**		
Net operating profit after unrealised capital losses		**(108.7)**	(180.4)	(222.6)
Non-operating items after taxation		**34.4**	(3.0)	
Net profit		**(74.3)**	(183.4)	(222.6)

Notes to the balance sheet and profit and loss account general

The general segment consists of activities not related to the core banking and insurance business, such as group treasury and finance and other holding activities. Primary assets in the general sector relate to receivables from group companies, while primary liabilities relate to commercial paper and other short-term borrowings held by Fortis's finance companies and convertible notes.

C1 Investments

Investments of the general sector consist solely of equity securities. The purchase price was EUR 19.3 million (2001: EUR 17.7 million; 2000: EUR 17.7 million).

C2 Loans and advances to customers

Loans and advances to customers includes EUR 8,529.0 million (2001: EUR 6,351.0 million; 2000: EUR 3,565.0 million) of loans issued to group companies, including subordinated loans of EUR 1,691.1 million (2001: EUR 1,881.3 million; 2000: EUR 687.2 million) for insurance companies and EUR 1,225.0 million (2001: EUR 1,225.0 million; 2000: EUR 760.0 million) for banking companies.

C3 Other assets

This includes the Fortis shares purchased for the account of Fortis in connection with Fortis's issuance commitments: EUR 31.1 million (2001: EUR 65.5 million; 2000: EUR 74.1 million). Otherwise it relates almost entirely to receivables with a term of less than one year. EUR 3,322.0 million (2001: EUR 2,893.2 million; 2000: EUR 4,190.6 million) of these receivables consists of receivables from group companies.

C4 Debt certificates

Debt certificates represent primarily a commercial paper programme by Fortis Finance with maturities of up to a maximum of ten years and include loans to group companies for EUR 794.3 million (2001: EUR 707.7 million; 2000: EUR 624.0 million).

C5 Other liabilities

Other liabilities at 31 December consist of:

	2002	*2001*	*2000*
Deferred taxation	189.1	223.7	227.7
Other provisions	11.5	6.2	1.6
Other	679.1	104.2	4,876.6
	879.7	**334.1**	**5,105.9**

With effect from reporting year 2001, short-term loans from third parties to Fortis Finance are included under debt securities rather than under other liabilities.

C6 Convertible notes

Convertible notes consist of the following:

	2002	2001	2000
EUR 680.7 million of convertible bonds with a coupon of 2.63% payable yearly in arrears on 6 November. The loan has a conversion price of EUR 31.51 and matures on 6 November 2003.	680.7	680.7	680.7
EUR 575.2 million of convertible bonds with a coupon of 1.50% paid in arrears on July 29. The loan has a conversion price of EUR 38.35 and matures on 29 July 2004.	575.2	575.2	575.2
	1,255.9	**1,255.9**	**1,255.9**

C7 Subordinated convertible note

Further details on subordinated convertible notes are contained on page 32.

C8 Subordinated liabilities

These are primarily mainly subordinated loans entered into for the banking and insurance businesses. These loans are also accounted for under subordinated loans by these companies and have therefore been eliminated in the consolidated balance sheet. This also includes a subordinated loan provided by the directors of Fortis SA/NV and its subsidiaries and subsubsidiaries. A total of 25,180 warrants are connected to the loan. Exercise of a warrant entitles the holder to 9 Fortis shares. The warrants may be exercised until 20 November 2007 and have a conversion price of EUR 167.58. The outstanding warrants are included in the options overview in note 13 "Employee Stock Option Plans".

C9 Minority interests in group equity

Minority interests in group equity relate to a hybrid financing instrument issued in March 2000. Further details are given in note 7.

C10 Results from financial transactions

The results from financial transactions relate to the downward revaluation of Fortis shares, which are included in other assets.

C11 Other revenues

The following table sets forth details of other revenues.

	2002	*2001*	*2000*
Dividends from equity securities	1.1	1.0	1.2
Other revenues	11.3	16.5	10.9
Total	**12.4**	**17.5**	**12.1**

C12 Operating expenses

The following table summarizes operating expenses.

	2002	*2001*	*2000*
Wages and salaries	25.4	22.1	40.5
Social costs:			
- Pension and early retirement	5.5	7.2	2.3
- Other social costs	1.4	4.0	2.8
Depreciation and amortization	4.4	7.1	5.4
Other charges	88.9	124.7	121.9
Total	**125.6**	**165.1**	**172.9**

Brussels/Utrecht, 12 March 2003

Board of Directors

J.R. Glasz (chairman)
Count M. Lippens (chairman)
Viscount E. Davignon (vice-chairman)
J.J. Slechte (vice-chairman)
A. van Rossum (Chief Executive Officer)
Baron V. Croes
J.M. Hessels
H.J. Hielkema
Baron D. Janssen
Mrs Ch. Morin-Postel
Mrs A.J.M. Roobeek
J.M. Schröder
Ph. Speeckaert
Baron P. Van Waeyenberge
N.J. Westdijk

Post-balance sheet date events

On 13 March 2003 Fortis announced its annual results. The press release confirmed that, despite the continued decline in share prices, Fortis's solvency at that time was still at the level of 31 December 2002.

Report of the Board of Directors

Fortis SA/NV and Fortis N.V.



Board of Directors, Statutory Auditor and Auditor

Chairmen	Count Maurice Lippens	
	Hans Bartelds	(until 1-2-2002)
	Jaap Glasz	(from 1-2-2002)
Vice Chairmen	Viscount Etienne Davignon	
	Jan Slechte	(from 1-2-2002)
Chief Executive Officer	Anton van Rossum	
Directors	Baron Valère Croes	
	Jan-Michiel Hessels	
	Henjo Hielkema	(until 27-5-2003)
	Baron Daniel Janssen	
	Christine Morin-Postel	(until 12-03-2003)
	Annemieke Roobeek	
	Martin Schröder	(until 27-5-2003)
	Philippe Speeckaert	
	Baron Piet Van Waeyenberge	
	Klaas Westdijk	
Statutory Auditor for Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Enterprises S.C.C.R.L. Represented by Philippe Barbier and Daniel Van Woensel	
Auditor for Fortis N.V.	KPMG Accountants N.V.	

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two holding companies of Fortis. They head the Fortis group, which in turn comprises a large number of group companies that are active in the fields of banking, insurance and investment. Two thousand and two was a turbulent year, one in which Fortis was unable to escape the effects of the economic downturn, the sharp decline in equity prices, the slump in the IT, telecommunications and other sectors and the financial scandals surrounding a number of large foreign companies. All these factors conspired to create difficult market conditions. Net profit was depressed by lower investment returns and a reduction in value of the equity portfolio, but the company's solvency remained strong as ever. Given the difficult market conditions, Fortis nevertheless managed to achieve satisfactory results and delivered a good operating performance. This achievement was made possible by the commitment of our staff, our customer focus, significant cost savings and strict risk management.

Shares

At the end of 2001 the listed shares of Fortis SA/NV and Fortis N.V. were merged into a single, new listed security, the Fortis share. This share represents one ordinary share in each of the two new parent companies, Fortis SA/NV and Fortis N.V., including the corresponding rights, such as voting and dividend rights. The ordinary (twinned) shares take the form of either a registered share or a bearer share, depending on the choice of the shareholder. The registered shares are included in the shareholders' registers, which are held by Fortis SA/NV and Fortis N.V. in an identical fashion at the respective head offices. K-certificates are available in different units. Holders of bearer shares may convert their shares into registered shares upon request; likewise, holders of registered shares may convert their shares into bearer shares.
Through the Fortis share, Fortis is listed on the Primary Market of Euronext Brussels and on the Official Market of the stock market of Euronext Amsterdam. Fortis also has a listing in Luxembourg and a sponsored ADR programme in the United States.
In addition to the ordinary (twinned) share, the authorized share capital of Fortis N.V. also comprises cumulative preference shares A and B; Fortis N.V. has granted a call option on cumulative preference shares A to Stichting Continuïteit Fortis; for further information we refer to page 175 of the annual accounts of Fortis.

Share Capital

The number of outstanding and paid-up shares as on 31 December 2002 was 1,335,062,099. The Board of Directors has been authorized by the respective shareholders to issue new shares.

The Board of Directors of Fortis SA/NV is empowered to increase the authorized capital, in one or more operations, by a maximum of five hundred million (500,000,000) euro, subject to the provisions of article 9 of the Articles of Association. Under the option plans and based on this authorization, the share capital was increased by EUR 177,348,981. This authorization is granted to the Board of Directors for a period of three years as from the Extraordinary General Meeting of Shareholders held on 12 December 2001. The Board of Directors is further empowered to make use of the authorized capital subject to the conditions set out in article 607 of the companies Code in the event of a public takeover bid, for a period of three years as from the Extraordinary General Meeting of Shareholders held on 12 December 2001.

The Board of Directors of Fortis NV was authorized by the Extraordinary General Meeting of Shareholders held on 12 December 2001 to issue or to grant the rights to acquire all ordinary shares, cumulative preference shares A and cumulative preference shares B in which the authorized capital is distributed through the related resolution as well as to limit or exclude the preferential right to these shares for the period through 30 May 2004.

During the year under review Fortis SA/NV and Fortis N.V. issued 41,496,440 ordinary shares, including 39,682,540 shares as part of the FRESH transaction, 61,400 shares in order to be able to meet the obligation to deliver shares that arose following the exercise of employee stock options and 1,752,500 shares in connection with the employee equity investment plan.

Warrants and options issued by Fortis

In the past, the Boards of Directors of Fortis SA/NV and Fortis N.V. have – independently – decided to grant their management and staff subordinated bonds with warrants or stock options. When the shares of Fortis SA/NV and Fortis N.V. were unified, a mutual obligation to deliver the underlying value arose. This obligation was mutually endorsed during the meetings of 12 December 2001. The underlying value is delivered by issuing new shares or by delivering shares that have already been or will be repurchased.

Annual accounts

The new management structure introduced by Fortis in 1998 means that, under the terms of Article 10 of the Belgian Companies Code, there is a clear assumption of centralized governance, as a result of which the two parent companies are deemed to form a consortium. The two parent companies must, therefore, be consolidated with their subsidiaries. The Commission Bancaire et Financière (CBF) has agreed to exempt Fortis SA/NV from the obligation of preparing separate consolidated annual accounts with effect from financial year 1998, provided that these are replaced by consolidated annual accounts for the Fortis consortium.

PricewaterhouseCoopers and KPMG Accountants N.V. have issued unqualified audit opinions on the 2002 annual accounts for Fortis SA/NV and Fortis N.V. respectively. The Board of Directors will submit the annual accounts for 2002 for the consideration and approval of the General Meeting of Shareholders on 27 May 2003.

Dividend

Fortis pursues a dividend policy aimed at paying out approximately 40 to 45% of the consolidated net profit to its shareholders. Although the results for 2002 were severely affected by value adjustments to our investment portfolio, Fortis's solvency remained strong enough to justify a proposed dividend for 2002 which is virtually equal to the dividend paid out over 2001. The Board of Directors proposes a dividend of EUR 0.88 (2001: EUR 0.88) per share for 2002. Shareholders may choose to receive either a Dutch- or a Belgian-sourced dividend. Shareholders must state their choice by filling in a "dividend election form". If no express choice is made by the shareholders, automatic election rules (the so-called Default Rules) will apply. Further information on these rules is contained in the Fortis annual accounts in note 19.

Composition of the Fortis Board of Directors

The Fortis Board of Directors has fifteen member, i.e. fourteen non-executive members and one executive member, the Chief Executive Officer (CEO).

The members of the Board of Directors are appointed by the shareholders; the non-executive members are in principle appointed for a maximum term of three years. The age limit for non-executive members is 70, but exceptions may be made in special circumstances. The age limit for the CEO is 60, but can be raised to 65 years in special circumstances.

On 1 February 2002 Hans Bartelds resigned as chairman and member of the Board of Directors of Fortis. Mr. Bartelds (56) joined AMEV in 1967 and is one of the architects of Fortis. Under his strong and enthusiastic leadership, the first ever merger in the Netherlands between a bank and an insurance company – AMEV and VSB – was effected in 1990. That same year the first ever cross-border merger in Europe took place, when AMEV/VSB and AG Group joined forces as Fortis. Having worked for Fortis for over 34 years, of which more than 12 years as CEO and latterly as chairman, Mr Bartelds has decided to devote more time to his supervisory directorships and management functions outside Fortis. The Board of Directors expresses its gratitude to Mr Bartelds for all that he has done for Fortis. On 13 February 2002 the Board of Directors appointed its member Jaap Glasz as its new chairman. Jan Slechte was appointed vice-chairman.

Mrs. Annemieke Roobeek, Maurice Lippens, Etienne Davignon and Daniel Janssen were reappointed by the shareholders in May 2002.

Mrs. Christine Morin-Postel has stepped down as non-executive director for personal reasons. Her mandate as director was terminated on 12 March 2003. Ms. Morin-Postel has been a director of Fortis since 1998. Mr. Martin Schröder will not be made available for reappointment on 27 May 2003 as he has reached the maximum age specified for his position by the Board of Directors. Mr. Schröder, former chairman of the Supervisory Board of ASR Verzekeringsgroep, has been a Fortis director since 30 May 2001. Mr. Henjo Hielkema has stated his intention to step down as non-executive director on 27 May 2003 and not to make himself available for reappointment. Mr. Hielkema joined AMEV in 1988 and in that year became a member of the Board of Directors of N.V. AMEV. In 1990 he was appointed to the Executive Board of Fortis. From 1995 to 1998 Mr. Hielkema was in charge of Fortis in the Netherlands. One of the company founders, Mr. Hielkema played a significant role in the general growth of Fortis from 1990 to the present. The Board of Directors is tremendously indebted to Mr. Hielkema, Ms. Morin-Postel and Mr. Schröder for their significant roles in the duties performed by the Board and in the growth of Fortis.

On 27 May 2003 the Board of Directors will propose to the General Meeting of Shareholders the reappointment of Mr. Jaap Glasz (for Fortis SA/NV), Mr. Valère Croes, Mr. Jan Slechte and Mr. Klaas Westdijk. The Board of Directors has decided for the time being not to fill the vacancies arising from the resignation of Ms. Morin-Postel, Mr. Hielkema and Mr. Schröder.

Board of Directors

The responsibilities of the Board of Directors are laid down in the law, the Articles of Association and the internal regulations. The working method of the Board, the meetings and the decision making process, and the composition and functioning of the Board and its committees are defined in the Internal Order Regulations.

Remuneration of directors and combined shareholdings

In 2002 the total remuneration paid to the members of the Board of Directors for their mandate as directors of Fortis amounted to EUR 4.4 million (2001: EUR 5.0 million). A specification of the remuneration paid to individual members of the Board of Directors is included in the Fortis annual accounts, in note 18.

At the end of the year under review, the total number of Fortis shares held by members of the Board of Directors amounted to 780,846. The non-executive members did not receive any options on Fortis shares. The non-executive members Maurice Lippens and Henjo Hielkema hold options pursuant to their previous positions as executive members of the Board of Directors. CEO Anton van Rossum was awarded options on Fortis shares as part of his remuneration package. Together they held 228,500 options on the same number of Fortis shares. Further information on the stock option plan and the exercise of options is contained in the Fortis annual accounts in note 18.

Meetings

The Fortis Board of Directors met on nine occasions in 2002. Regular subjects of discussion were the financial results, the economic outlook and the strategies pursued by the various Fortis businesses. The strategy discussions are also used as input for the definition of Fortis's general strategy. In addition, the Board of Directors discussed the crisis on the financial markets, the budget, the general strategy for Fortis, the stock and stock option plans for staff and management, the definition of idenpendence of its members, the acquisitions of Intertrust and Bernheim-Comofi and the divestment of TOP Lease. The composition and remuneration of the members of the Executive Committee were also decided by the Board of Directors.

Four committees are active within the Board of Directors.
The *Chairmen's Committee*, which consists of six non-executive members of the Board of Directors and the CEO, prepares the meetings of the Board of Directors, discusses the strategic proposals that the CEO intends to submit to the Board of Directors, informs the Board of Directors of its findings and functions as a sounding board for the CEO for the implementation of strategic plans approved by the Board of Directors. The Chairmen's Committee met on ten occasions in 2002.

The *Audit Committee* consists of six independent non-executive members and receives support from the Chief Auditor of Fortis. The Audit Committee supports the Board of Directors in its duty to ensure the quality of financial and management information and to assess the financial results, the quality of the external and internal auditing process, the quality and accuracy of information provided to shareholders, administrative bodies and external regulatory authorities, the consistent application of reporting principles, the risk reporting and the operational management. The Audit Committee met on four occasions in 2002. For a report of the Audit Committee we refer to page 61 of the Fortis Annual review.

The *Risk and Capital Committee* consists of six non-executive members and the CEO and receives support from the Chief Financial Officer of Fortis. The Risk and Capital Committee advises the Board of Directors on the solvency and risk profile of Fortis. In 2002 this committee met on three occasions.

The *Compensation & Nominating Committee* consists of six non-executive members of the Board of Directors and the CEO – who is absent during discussions about his personal remuneration. The Compensation & Nominating Committee advises the Board of Directors on remuneration policy, the remuneration of the directors and the Executive Committee, defines the frame of reference for remuneration policy for senior management of Fortis and provides advice on the appointment and reappointment of members of the Board of Directors and the Executive Committee and on the stock and stock option plans. The Committee met on three occasions in 2002.

The International Advisory Council, under the chairmanship of Mr. Etienne Davignon and Mr. Jan Slechte, met on two occasions in the year under review. Among other things, the Advisory Council discussed risk management, the crisis on the financial markets and the position of Fortis in this respect.

General Meeting of Shareholders

Each share entitles the holder to attend the General Meeting of Shareholders of both Fortis SA/NV and Fortis N.V., to participate in the discussions during these meetings and to cast one vote. Each share entitles the holder to one vote. Shareholders can vote either by being present at the General Meeting of Shareholders or by proxy. Both meetings are held consecutively, in order to give shareholders the opportunity to attend both meetings. In principle, the two meetings will focus on the same subjects, including the annual report, the dividend, amendments to the Articles of Association, the issue and repurchase of shares and the (re)appointment of members of the Board of Directors. The Articles of Association provide that proposals cannot be implemented unless they have been approved by both meetings.

Auditing and supervision

The external audit of the group is performed by a board of external auditors, consisting of representatives from the firms of PricewaterhouseCoopers and KPMG. Twice a year, Fortis Audit Services, which reports to the Audit Committee, gives an opinion on the internal auditing systems.
Well-defined procedures are in place for the co-ordination of the external and internal audit assignments.

Sector-specific supervision has been assigned to De Nederlandsche Bank (DNB) and the pensions and insurance supervisory authority (PVK) in the Netherlands and the Banking and Finance Commission (CBF) and the insurance supervisory authority (CDV) in Belgium. Based on European and national legislation it has been agreed that the four supervisory bodies will jointly carry out the cross-border supplementary supervision on a group level. The CBF, the regulator that in terms of total assets and solvency requirements monitors the larger part of Fortis's operations, has been appointed a co-ordinator.

Outlook

The strong solvency position, the strength of the organization and sound financial planning and cost control are Fortis's strengths in the battle for the customer's favour. Fortis's employees are its most valued asset. Basing their efforts on the company's core values – stability, caring, innovation and straightforwardness – they make Fortis what it is. Their strong commitment inspires confidence in Fortis's ability to achieve its goals. Fortis is well-positioned to hold its ground in the face of the current uncertain economic conditions. It is unclear as to whether the revival will continue and at what pace. It would therefore be premature to issue a forecast for 2003.

Utrecht, 12 March 2003

Board of Directors

Annual accounts 2002 Fortis SA/NV

Fortis SA/NV
Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30



On 2 April 2003 the Banking and Finance Commission authorized the use of this annual report as a reference document for any market call made by Fortis SA/NV until publication of its next annual report, under Title II of Royal Decree no. 185 of 9 July 1935, via the separate publication procedure.

Under this procedure, this reference document must be accompanied by an issue note in order to be considered as a prospectus in the sence of Section 29 of Royal Decree no. 185 of 9 July 1935.

Such prospectus must be submitted to the Banking and Finance Commission for approval in accordance with Section 29 (3), § 1 (1) of Royal Decree no. 185 of 9 July 1935.

General information

1. Foreword

Most of the "General Information" contained in the Annual accounts of Fortis SA/NV in previous years is now included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. Please see page 137 of the annual accounts. This section of General Information contains solely that information which is unique to Fortis SA/NV and has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name "Fortis SA/NV". Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels commercial register under no. 577.615.

3. Incorporation and publication

The company was incorporated on 6 November 1993 under the name of "Fortis Capital Holding".

4. Places where the public can inspect company documents

The Articles of Association of Fortis SA/NV can be inspected at the office of the Registry of the Commercial Court at Brussels and at the companies' registered offices.

The Annual accounts are filed with the National Bank of Belgium. Decisions on the appointment and removal of Board members of the companies are published, among other places, in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The annual report of the company is available from the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these annual accounts are denominated in thousands of euros, unless otherwise indicated.

1. Balance sheet before profit appropriation

		31-12-2002	*31-12-2001*
	ASSETS		
	FIXED ASSETS		
I	**Formation expenses** (note I)	**3,078**	19,495
II	**Intangible fixed assets** (note II)	**-**	-
III	**Tangible fixed assets** (note III)	**-**	-
IV	**Financial fixed assets** (notes IV and V)	**19,938,233**	19,422,946
	A. Affiliated companies	19,938,233	19,422,946
	CURRENT ASSETS		
V	**Amounts receivable after more than one year**	-	-
VI	**Stocks and contracts in progress**	-	-
VII	**Amounts receivable within one year**	**76,608**	20,898
	A. Trade accounts receivable	27	-
	B. Other amounts receivable	76,581	20,898
VIII	**Short-term investments** (notes V and VI)	-	-
IX	**Liquid assets**	**5,699**	5,902
X	**Prepayments and accrued income** (note VII)	**52**	52
	TOTAL ASSETS	**20,023,670**	19,469,293

		31-12-2002	31-12-2001
	LIABILITIES		
	SHAREHOLDERS' EQUITY		
I	**Capital** (note VIII)	**5,719,208**	5,541,596
	A. Subscribed capital	-	-
II	**Share premium reserve**	**5,519,437**	5,163,072
III	**Capital gains due to revaluations**	-	-
IV	**Reserves**	**7,110,223**	832,682
	A. Legal reserve	654,160	224,445
	B. Reserves not available for distribution	556,063	556,063
	C. Tax-free reserves	-	-
	D. Reserves available for distribution	6,000,000	52,174
V	**Profit carried forward**	**1,458,245**	7,900,610
	PROVISIONS AND DEFERRED TAXES		
VII	**A. Provisions for risks and charges**	**1,239**	1,239
	1. Pensions and similar commitments	-	-
	2. Taxes	-	-
	3. Major renovation and maintenance projects	-	-
	4. Other risks and charges (note IX)	1,239	1,239
	B. Deferred taxes	-	-
	AMOUNTS PAYABLE		
VIII	**Amounts payable after more than one year** (note X)	-	564
	A. Financial debts	-	564
IX	**Amounts payable within one year** (note X)	**215,277**	29,509
	A. Current portion of amounts payable after more than one year	-	-
	B. Financial debts	-	-
	C. Commercial debts	1,444	1,620
	1. Suppliers	1,444	1,620
	2. Bills of exchange payable	-	-
	D. Advance payments received on account of contracts in progress	-	-
	E. Amounts payable in respect of taxes, remuneration and social charges	2,177	6,783
	1. Taxes	2,177	6,762
	2. Remuneration and social charges	-	21
	F. Other amounts payable	211,656	21,106
X	**Accruals and deferred income** (note XI)	**41**	21
	TOTAL LIABILITIES	**20,023,670**	19,469,293

2. Profit and loss account

		2002	2001
I	**Operating income**	**114**	126
	A. Turnover (note XII, A)	-	-
	B. Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods	-	-
	C. Own construction capitalized	-	--
	D. Other operating income (note XII, B)	114	126
II	**Operating expenses**	**(22,332)**	(47,775)
	A. Goods for resale, raw and ancillary materials	-	-
	1. Purchases	-	-
	2. Increase (-), decrease (+) in stocks	-	-
	B. Services and miscellaneous goods	3,292	23,589
	C. Remuneration, social charges and pensions (note XII, C2)	-	5,308
	D. Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	19,035	18,878
	E. Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable (note XII, D)	-	-
	F. Increase (+),decrease (-) in provisions for risks and charges (note XII, C3 en E)	-	-
	G Other operating expenses (note XII, F)	5	-
	H. Operating expenses capitalized as restructuring costs	-	-
III	**Operating loss**	**(22,218)**	(47,649)
IV	**Financial income**	**566,029**	877,255
	A. Income from financial fixed assets	565,000	872,843
	B. Income from current assets	756	3,425
	C. Other financial income (note XIII, A)	273	987
V	**Financial charges**	**(18,045)**	(53,129)
	A. Interest in respect of amounts payable (note XIII, B en C)	4,930	50,424
	B. Increase (+), decrease (-) in amounts written down on current assets other than those referred to under II. E (note XIII, D)	-	1,944
	C. Other financial charges (note XIII, E)	13,115	761
VI	**Profit on ordinary activities, before taxes**	**525,766**	776,477

		2002	2001
VII	**Extraordinary income**	-	7,289,853
	A. Reversal of depreciation and amounts written down on intangible and tangible fixed assets	-	-
	B. Amounts written back on financial fixed assets adjustments to downward value adjustments of financial fixed assets	-	-
	C. Write-back of provisions for extraordinary risks and charges	-	-
	D. Capital gains on realization of fixed assets	-	7,289,853
	E. Other extraordinary income (note XIV, A)	-	-
VIII	**Extraordinary charges**	-	(1,133,621)
	A. Extraordinary depreciation of and extraordinary amounts written down on formation expenses and intangible and tangible fixed assets	-	-
	B. Amounts written down on financial fixed assets	-	-
	C. Provisions for extraordinary risks and charges (increase +, decrease -)	-	-
	D. Capital loss on realization of fixed assets	-	1,133,621
	E. Other extraordinary charges (note XIV, B)	-	-
	F. Extraordinary charges capitalized as restructuring costs	-	-
IX	**Profit for the financial year before taxes**	**525,766**	6,932,709
bis	A. Transfer from deferred taxation	-	-
	B. Transfer to deferred taxation	-	-
X	**Tax on profits**	**455**	10,155
	A. Taxes (note XV)	455	10,155
	B. Adjustment of taxes and write-back of tax provisions	-	-
XI	**Profit for the financial year**	**525,311**	6,922,554
XII	**Transfer from tax-exempt reserves**	-	-
	Transfer to tax-exempt reserves	-	-
XIII	**Profit for the financial year available for appropriation**	**525,311**	6,922,554

		2002	*2001*
	APPROPRIATION OF PROFIT		
A.	**Profit to be appropriated**	**525,311**	6,922,554
	Loss to be allocated	-	-
	1. Profit for the financial year available for appropriation	525,311	6.922,554
	2. Profit carried forward from the previous financial year	-	-
B.	**Transfers from shareholders'equity**	-	-
C.	**Transfer to shareholders'equity**	-	-
D.	**Result to be carried forward**	-	-
E.	**Shareholders'contribution in respect of losses**	-	-
F.	**Profit to be distributed**	-	-

3. Notes

	2002
I STATEMENT OF FORMATION EXPENSES (item 20 of the assets)	
Net book value as at the end of the preceding financial year	19,495
Change during the financial year:	
- New expenses incurred	2,618
- Depreciation	19,035
- Other	-
Net book value as at the end of the financial year	3,078
Comprising: Formation expenses and capital increase expenses, loan issuance expenses and other formation expenses	3,078
Restructuring costs	-

		1. Affiliated companies (item 280)	2. Companies in which participating interests are held (item 282)	3. Other companies (item 284)
IV.	**STATUS OF FINANCIAL FIXED ASSETS** (item 28 of the assets)			
1.	**Participating interests and equity securities**			
a)	**ACQUISITION VALUE**			
	As at the end of the preceding financial year	19,422,946	-	-
	Changes during the financial year:			
	- Acquisitions	515,287	-	-
	- Disposals and asset retirements	-	-	-
	- Reclassification	-	-	-
	As at the end of the financial year	19,938,233	-	-
b)	**CAPITAL GAINS**			
c)	**DEPRECIATION AND AMOUNTS WRITTEN OFF**			
d)	**UNCALLED AMOUNTS**			
d)	**NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR (a)+(b)-(c)-(d)**	19,938,233	-	-

		1. Affiliated companies (item 281)	2. Companies in which participating interests are held (item 283)	3. Other companies (item 285/8)
IV.	**STATUS OF FINANCIAL FIXED ASSETS** (item 28 of the assets)			
2.	**Receivables**			
	NET BOOK VALUE AT THE END OF THE PRECEDING FINANCIAL YEAR	-	-	-
	NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR	-	-	-
	ACCUMULATED AMOUNTS WRITTEN DOWN ON RECEIVABLES AS AT THE END OF THE FINANCIAL YEAR	-	-	-

V. A. PARTICIPATING INTERESTS AND ENTITLEMENTS IN OTHER COMPANIES

The following list comprises the companies in which Fortis SA/NV holds a participating interest (recorded in items 280 and 282 of the assets), as well as the other companies in which Fortis SA/NV holds entitlements (recorded in items 284 and 51/53 of the assets) representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	*Entitlements held by*			*Information derived from the latest available annual accounts*			
	The company (directly)		*subsidiaries*	*Annual accounts as at*	*Currency Code*	*Shareholders' equity*	*Net result (+) of (-)*
	Number	*%*	*%*			*(in thousands of monetary units)*	
Fortis Brussels SA/NV *Koningsstraat 20* *1000 Brussels, BELGIUM* *BE 476.301.276*				31/12/2001	EUR	19,025,591	26,797
ordinary shares	500,000,000	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2001	EUR	4,382,239	479,328
ordinary shares	500,000,000	50.00					

VI. SHORT-TERM INVESTMENTS: OTHER INVESTMENTS *(items 51/53 of the assets)*

	2002	*2001*
Equity securities	-	-
Fixed-income securities	-	-
Term deposits with credit institutions	-	-
Other short-term investments not included in the above	-	-

VII. PREPAYMENTS AND ACCRUED INCOME

Breakdown of item 490/1 of the assets, if significant amounts are involved.	-	-

VIII. SPECIFICATION OF EQUITY

	Amounts	Number of shares
A. AUTHORIZED CAPITAL		
1. Subscribed capital (item 100 of the liabilities)		
- At previous year-end	5,541,596	1,293,565,659
- Changes during the financial year:		
Capital increase	169,841	39,682,540
Capital increase	263	61,400
Capital increase	7,508	1,752,500
- At year-end	5,719,208	1,335,062,099
2. Capital represented by:		
2.1. Types of shares		
Ordinary shares	5,719,208	1,335,062,099
2.2. Registered and bearer shares		
Registered shares	-	190,222,024
Bearer shares	-	1,144,840,075

	1. Uncalled amount (item 101)	*2. Called but unpaid amount*
B. UNPAID CAPITAL		
Shareholders who have not yet paid up in full	-	-

	1. Amount of equity	*2. Number of shares*
C. OWN SHARES held by:		
- the company itself	-	-
- its subsidiaries	520.764	29.894.443
D. COMMITMENTS TO ISSUE SHARES		
1. Due to the exercise of CONVERSION RIGHTS	-	-
2. Due to the exercise of SUBSCRIPTION RIGHTS	-	-
E. CAPITAL AUTHORIZED BUT NOT SUBSCRIBED	322,651	

	1. Number of shares	*2. Attached voting rights*
F. SHARES ISSUED NOT REPRESENTING CAPITAL	-	-

G. STRUCTURE OF THE SHAREHOLDER GROUP OF THE COMPANY AS AT THE CLOSING DATE OF THE FINANCIAL YEAR, as shown by the notices received by the company: see page 161.

IX. PROVISIONS FOR OTHER RISKS AND CHARGES

Breakdown of item 163/5 of the liabilities, if significant amounts are involved.	*2002*
Costs for control Banking and Finance Commission	1,239

X. STATUS OF LIABILITIES

A. BREAKDOWN OF AMOUNTS PAYABLE ORIGINALLY DUE AFTER MORE THAN ONE YEAR, ACCORDING TO THEIR REMAINING TERM TO MATURITY	*AMOUNTS PAYABLE WITH A REMAINING TERM TO MATURITY OF*		
	1. not more than one year (item 42)	*2. between 1 and 5 years (item 17)*	*3. more than 5 years*
Financial debts	-	-	-
Commercial debts	-	-	-
Advance payments received on contracts in progress	-	-	-
Other amounts payable	-	-	-
TOTAL	-	-	-

B GUARANTEED AMOUNTS PAYABLE (included in items 17 and 42/48 of the liabilities)	*AMOUNTS PAYABLE (OR PORTION THEREOF) GUARANTEED BY*	
	1. Belgian public authorities	*2. Collateral security provided or irrevocably pledged by the company on its own assets*
Financial debts	-	-
Commercial debts	-	-
Advance payments received on contracts in progress	-	-
Amounts payable in respect of taxes, remuneration and social charges	-	-
Other amounts payable	-	-
TOTAL	-	-

C AMOUNTS PAYABLE IN RESPECT OF TAXES, REMUNERATION AND SOCIAL CHARGES

1. Taxes (item 450/3 of the liabilities)	
a) Taxes due	-
b) Taxes not yet due	2,177
c) Estimated taxes payable	-

2. Remuneration and social charges (item 454/9 of the liabilities)

XI. ACCRUALS AND DEFERRED INCOME

Breakdown of item 492/3 of the liabilities, if significant amounts are involved

XII. RESULTS OF OPERATIONS

A. NET TURNOVER (item 70) **breakdown** by category of activity and into geographical markets **to be presented as an attachment to the standard form**, to the extent that these categories and markets, based on the manner in which the sale of goods and the provision of services as part of the ordinary operations of the company are organized, differ substantially.

		2002	2001
B.	**OTHER OPERATING INCOME** (item 74)		
C1.	**EMPLOYEES LISTED IN THE STAFF REGISTER**		
	a) Total number as on the balance sheet date	-	-
	b) Average number of employees in FTEs	-	34,2
	c) Number of hours actually worked	-	61,560
C2.	**STAFF COSTS** (item 62)		
	a) Remuneration and direct social benefits	-	3,547
	b) Employer's social security contributions	-	1,020
	c) Employer's premiums voluntary insurance	-	689
	d) Other staff costs	-	52
	e) Pensions	-	-
C3.	**PENSION PROVISIONS** (included in item 635/7)		
D.	**DOWNWARD VALUE ADJUSTMENTS** (item 631/4)	-	-
		-	-
E.	**PROVISIONS FOR RISKS AND CHARGES** (item 635/7)		
F.	**OTHER OPERATING EXPENSES** (item 640/8)		
	Taxes and levies on business operations	5	-
	Other	-	-
G.	**TEMPORARY STAFF AND PERSONS AVAILABLE TO THE COMPANY**		
	1. Total number on balance sheet date	-	-
	2. Average number in FTE's	-	-
	Number of hours actually worked	68	330
	Costs for the company	2	50

XIII. FINANCIAL RESULTS

		2002	2001
A.	**OTHER FINANCIAL INCOME** (item 752/9)		
B.	**AMOUNTS WRITTEN DOWN ON LOAN ISSUANCE COSTS AND FROM RISKS**	-	-
C.	**CAPITALIZED INTEREST**	-	-
D.	**AMOUNT WRITTEN DOWN ON CURRENT ASSETS** (item 651)		
	Recorded	-	1,944
	Written back	-	-
E.	**OTHER FINANCIAL CHARGES** (item 652/9)		
		-	-
	PROVISIONS OF A FINANCIAL NATURE		
	Formed	-	-
	Used and reversed	-	-
	Breakdown of other financial income, if significant amounts are involved.		
	Exchange rate result	-	351
	Banking expenses	23	410
	Dividend payment expenses	13,042	-
	Other	50	-

XIV. EXTRAORDINARY RESULTS

	2002
A. **Breakdown of OTHER EXTRAORDINARY INCOME** (item 764/9)	
B. **Breakdown of OTHER EXTRAORDINARY CHARGES** (item 664/8)	

XV. INCOME TAXES

	2002
A. BREAKDOWN OF ITEM 670/3	-
1. Taxes on the result for the financial year	-
2. Taxes on the result for previous years	455
a. Additional charges for income taxes due or paid	455
b. Estimated additional charges for income taxes (included in item 450/3 of the liabilities) or additional charges for income taxes for which a provision was made (included in item 161 of the liabilities)	-

B. INSOFAR AS TAXES FOR THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES, as stated in the annual account, **AND THE ESTIMATED TAXABLE PROFIT**, the main source for such differences with special mention of differences due to timing differences between the determination of the book profit and the profit for tax purposes.

Dividends of subsidiaries of which 95% is not taxable	536,750

C. IMPACT OF THE EXTRAORDINARY RESULTS ON THE LEVEL OF TAXATION ON THE RESULT FOR THE FINANCIAL YEAR

D. SOURCES OF DEFERRED TAXES (to the extent that this information is important for assessing the financial position of the company

1. Deferred tax assets	-
2. Deferred tax liabilities	-

XVI. TAXES ON VALUE ADDED AND TAXES TO THE DEBIT OF THIRD PARTIES

	2002	*2001*
A. Amount of value added tax charged during the financial year:		
1. to the company (deductible)	-	-
2. by the company	-	-
B. Amounts withheld to the debit of third parties in the form of:		
1. advance levy withheld from wage, salaries and benefits	91	-
2. withholding tax	144,362	5,655

XVII. RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	2002
Personal security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of third parties, of which:	26,205,674
- Outstanding bills of exchange endorsed by the company	-
- Bills drawn or guaranteed by the company	-
- Maximum amount for which other debts or commitments of third parties are guaranteed by the company	26,205,674

	2002	
	As surety for debts and commitments	
Commercial sureties provided by the company or irrevocably pledged on its own assets	*1. of the company*	*2. of third parties*
Mortgages:	-	-
Pledges of trading securities:	-	-
Pledges of other assets:	-	-
Surety provided on assets yet to be acquired by the company:	-	-

	2002
Goods and assets held by third parties in their name but on behalf of the company, to the extent that *these goods and assets are not disclosed in the balance sheet.*	-
Substantial commitments to acquire fixed assets	-
Substantial commitmets to sell fixed assets	-
Forward contracts:	
- Goods purchased (to be received)	-
- Goods sold (to be delivered)	-
- Currencies purchased (to be received)	-
- Currencies sold (to be delivered)	-
Commitments ensuing from the technical guarantees relating to sales or services already delivered or provided	-
Information concerning significant pending litigation and other significant commitments	-

If there is a supplemental retirement or survivors' pension plan in favour of the employees or the directors of the company, a concise description of such plan and of the measures taken by the company to cover the resulting charges.

	2002
Pensions funded by the company:	
- estimated amount of the commitments resulting from past services	-
- calculation method used to arrive at this amount	-

XVIII. RELATIONSHIPS WITH AFFILIATED COMPANIES AND COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS

	1. AFFILIATED COMPANIES		2. COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS	
	2002	2001	**2002**	2001
1. FINANCIAL FIXED ASSETS	**19,938,233**	**19,422,946**	**-**	**-**
Participating interests	19,938,233	19,422,946	-	-
Amounts receivable: subordinated	-	-	-	-
other	-	-	-	-
2. AMOUNTS RECEIVABLE	**76,113**	**10,586**	**-**	**-**
After one year	-	-	-	-
Within one year	76,113	10,586	-	-
3. SHORT-TERM INVESTMENTS	**-**	**-**		
Equity securities	-	-		
Amounts receivable	-	-		
4. AMOUNTS PAYABLE	**-**	**564**	**-**	**-**
After one year	-	564	-	-
Within one year	-	-	-	-

	AFFILIATED COMPANIES	
	2002	2001
5. PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	26,205,674	27,952,935
PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company	-	-
6. OTHER SIGNIFICANT FINANCIAL COMMITMENTS	-	-
7. FINANCIAL RESULTS		
Income from financial fixed assets	565,000	872,843
Income from current assets	756	3,425
Other financial income	-	-
Interest in respect of amounts payable	4,729	50,424
Other financial charges	-	-
8. REALIZATION OF FIXED ASSETS		
Realized capital gains	-	7,289,853
Realized capital losses	-	1,133,621

XIX. FINANCIAL RELATIONSHIPS WITH

A. managing directors and managers
B. persons or legal entities who/which control the company directly or indirectly but who/which are not affiliated companies.
C. other companies that are controlled directly or indirectly by the persons or entities mentioned under b.

		2002
1.	Amounts receivable from these persons or entities	-
2.	Sureties provided on their behalf	-
3.	Other significant commitments undertaken on their behalf	-
	Main conditions concerning items 9500, 9501 and 9502	
4.	Direct and indirect remuneration and pensions charged to the profit and loss account, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
	- managing directors and managers	312
	- former managing directors and former managers	-

SHAREHOLDER STRUCTURE

In so far as known by Fortis SA/NV, the structure of the company's stable shareholdership at 31 December 2001 was as follows:

		Number of shares	%
1.	SUEZ	140,232,659	10.50
2.	Stichting VSB Fonds	74,020,696	5.54

On 31 December 2002, the members of the Board of Directors of Fortis SA/NV jointly held 780,846 shares and 228,500 options.

APPROPRIATION OF PROFIT

On 14 January 2000 the Banking and Finance Commission, under Sections 4 and 8 of the Royal Decree of 1 September 1986 concerning the annual accounts and consolidated annual accounts of portfolio companies, gave permission to draw up the accounts prior to the appropriation of profit, as per IAS standard 10 § 11 and 12 (presentation of dividends).

COMMITMENTS TO ISSUE / or TRANSFER SHARES

	2002
Number of shares at 31 December	1,335,062,099
Potential shares to be issued	
- In connection with option plans (see note 13 Employee stock option plans") *)	36,618,645
- In connection with warrants (see note 13) *)	226,620
- In connection with convertible notes (see note C6 "Convertible notes" and note A9) *)	40,297,164
Total	1,412,204,528
Repurchased to cover option plans	2,196,891
Other shares repurchased not for G-bank shares	33,168
Potential number of shares at 31 December	1,409,974,469

*) *These are references to the relevant note in the Fortis annual accounts.*

INFORMATION ON THE CONSOLIDATED ACCOUNTS

The company is part of the Fortis consortium. The Banking and Finance Commission has exempted Fortis SA/NV from publishing consolidated accounts, as these have been replaced by the accounts of the Fortis consortium.

The Fortis consortium annual accounts are available from the group's two registred offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (The Netherlands).

SUMMARY OF VALUATION PRINCIPLES

I. Formation expenses

Expenses relating to a capital increase or an issue of shares and convertible and non-convertible bonds, are amortized over a maximum period of of five years.

IV. Financial fixed assets

Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price.

VII. and X. Amounts receivable and liquid assets

Amounts receivable are and liquid assets are accounted for at face value or acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

VIII. Short-term investments

Securities are recorded at their acquisition value. At the end of the financial year, each security is valued at the latest stock exchange quotation at the end of the year.

Transferable securities are capitalized at their acquisition value. At the end of each year, each security is valued at the latest stock exchange quotation at the end of the year. Reductions in value are recorded to the amount of the capital losses observed. If these reductions in value subsequently diminish, they will be reversed to the amount to the extent of such diminition.

Conversion of assets and liabilities denominated in foreign currencies

The assets and liabilities denominated in foreign currency are translated at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and and exchange rate differences in connection with transactions in the course of the financial year are taken to the profit and loss account.

SOCIAL BALANCE

Fortis SA/NV does not employ staff as per 31 December 2002.

Statutory auditor's report for the year ended 31 December 2002 to the Shareholders' Meeting of the company Fortis SA/NV

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended 31 December 2002 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR '000' 20,023,670 and a profit for the year of EUR '000' 525,311. We have also carried out the specific additional audit procedures required by law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements in Belgium, the financial statements present fairly the company's net worth and financial position as of 31 December 2002 and the results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Additional certifications

We supplement our report with the following certifications, which do not have any impact on our audit opinion on the financial statements:

- The directors' report contains the information required by the law and is consistent with the financial statements.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium.
- There are no transactions undertaken or decisions taken in violation of the company's statutes or company law, which we have to report to you. As disclosed in the notes to the statutory accounts and with the approval of the Banking and Finance Commission, these accounts have been presented before appropriation of the result of the year.

12 March 2003

Statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises S.C.C.R.L.
Represented by

Philippe Barbier Daniël Van Woensel

Annual accounts 2002 Fortis N.V.

Fortis N.V.

Archimedeslaan 6

3584 BA Utrecht, The Netherlands

Telephone +31 (0)30 257 65 76

Fax +31 (0)30 257 78 38



Balance sheet

(before appropriation of profit)

	31-12-2002	*31-12-2001*
Assets		
Financial fixed assets:		
- Share in net equity of Fortis	**5,435.4**	6,922.2
- Receivables from group companies	**-**	1,255.9
	5,435.4	8,178.1
Current assets	**35.5**	47.9
	5,470.9	8,226.0
Liabilities		
Shareholders' equity:		
- Capital paid-up and called-up	**560.7**	543.3
- Share premium reserve	**6,127.7**	5,611.2
- Goodwill participating interests	**(7,932.4)**	(7,723.5)
- Revaluation reserve	**-**	567.9
- Retained profit reserve, participating interests	**21.9**	17.0
- Exchange differences reserve	**158.2**	308.6
- Other reserves	**6,233.5**	6,355.4
- Retained profit in the current financial year	**265.8**	1,242.3
	5,435.4	6,922.2
Convertible bonds	**-**	1,255.9
Short-term liabilities	**35.5**	47.9
	5,470.9	8,226.0

Profit and loss account

	2002	2001
Results of activities of Fortis N.V., (2001: first half of 2001)	-	5.6
Results of participating interests (2001: first half of 2001)	-	861.8
Share in profit of Fortis (2001: second half of 2001)	**265.8**	374.9
Profit	**265.8**	1,242.3

Explanatory notes to the balance sheet and profit and loss account

General

The Annual report of Fortis N.V. should be seen in connection with the Annual accounts of Fortis.

All amounts stated in the following notes are in EUR million, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less provisions where necessary.

Financial fixed assets

Share in net equity of Fortis

This item is made up of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year-end 2002 and year-end 2001. The share in the net equity of Fortis, valued at net asset value, is determined according to the principles of valuation set forth in the notes to the consolidated balance sheet and profit and loss account contained in the annual accounts of Fortis, note 4 "Principles of valuation and profit determination".

Movements in the items were as follows:

Balance at 31 December 2001		6,922.2
Capital due to FRESH		515.3
Repurchase shares due to FRESH		(515.3)
Share in profit of Fortis		265.8
Dividend		(430,0)
Changes in equity:		
- Exchange differences	(150.4)	
- Goodwill	(208.9)	
- Other	(963.3)	
		(1,322.6)
Closing balance at 31 December 2002		5,435.4

Receivables from group companies

In October 1998 Fortis (NL), the legal predecessor of Fortis N.V., issued a convertible bond to Fortis SA/NV, maturing November 2003, and in July 1999 it issued a convertible bond to Fortis SA/NV, maturing July 2004. These bonds were contributed to Fortis Brussels SA/NV in connection with the unification of the Fortis shares. As a result of the merger between Fortis (NL) and Fortis N.V., these convertible bonds are now held by Fortis N.V.

The convertible notes were transferred to Fortis Finance N.V. on 1 April 2002.

Current assets

	31-12-2002	*31-12-2001*
Receivables from Fortis companies	**34.7**	35.2
Prepayments and accrued income	**0.8**	12.4
Liquid assets	**-**	0.3
	35.5	47.9

Shareholders' equity

Movements in shareholders' equity were as follows:

	2002	*2001*
Balance at 1 January	**6,922.2**	4,928.5
Dividend 2000	**-**	(424.2)
Share in exchange differences	**-**	132.2
Share in goodwill	**-**	(77.3)
Share in other revaluations	**-**	(236.7)
Result from activities of Fortis N.V. and from participating interests, first half 2001	**-**	867.4
Balance at 30 June 2001		5,189.9
Merger with Fortis (NL)	**-**	(1,122.5)
Capital gain on sale of 50% of Fortis Utrecht N.V. to Fortis SA/NV	**-**	7,302.5
Goodwill on acquisition of 50% of Fortis Brussels SA/NV from Fortis SA/NV	**-**	(4,000.0)
Dividend 2001	**(446.7)**	-
Issuance of 39,682,540 shares in connection with FRESH	**515.3**	-
Repurchase of 39.682.540 shares by Fortfinlux SA	**(515.3)**	-
Issuance of 61,400 executed options of optionplan1998	**0.8**	0.3
Issuance of 1,752,500 shares for employee stock option plan 2002	**17.8**	-
Share in exchange differences	**(150.4)**	(34.8)
Share in goodwill	**(208.9)**	(216.0)
Share in other revaluations	**(963.3)**	(572.1)
Share in profit of Fortis (2001: second half 2001)	**265.8**	374.9
Other	**(1.9)**	-
Closing balance at 31 December 2002	**5,435.4**	6,922.2

Capital paid-up and called-up

Movements in paid-up and called-up capital were as follows:

Capital paid-up and called-up at 31 December 2001: 1,293,565,659 shares	543.3
Issue of 39,682,540 shares	16.7
Issue of 61,400 shares	-
Issue of 1,752,500 shares	0.7
Capital paid-up and called-up at 31 December 2002: 1,335,062,099 shares	560.7

The nominal value of the new ordinary shares at 31 December 2002 was EUR 0.42. The shares are fully paid up. On 7 May 2002 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights this repurchase is recorded under other reserves and is considered to be economically cancelled.

An option was granted to Stichting Continuïteit Fortis N.V. to acquire preference shares. More information on preference shares can be found in note 8 of the Fortis annual accounts.

Share premium reserve

Movements in share premium reserve were as follows:

Closing balance at 31 December 2001	5,611.2
Issue of 39,682,540 shares	498.6
Issue 61,400 shares	0.8
Issue 1,752,500 shares	17.1
Closing balance at 31 December 2002	6,127.7

Goodwill participating interests

Movements in goodwill were as follows:

Closing balance at 31 December 2001	(7,723.5)
Share of goodwill paid by Fortis	(208.9)
Closing balance at 31 December 2002	(7,932.4)

Revaluation reserve

This reserve relates to the valuation of the shares in the equity of Fortis companies. Movements in the reserve were as follows:

Closing balance at 31 December 2001	567.9
Revaluation of interest in Fortis	(963.3)
	(395.4)
Ending 2002 in decrease of other reserves	395.4
Closing balance at 31 December 2002	-

Retained profit reserve, participating interests

This item relates to the profits of participating interests retained since 1 January 1985. Movements in this item were as follows:

Closing balance at 31 December 2001	17.0
Retained profit reserve, participating interests	4.9
Closing balance at 31 December 2002	21.9

No allowance has been made for taxation on dividends which may be paid by Fortis in the future out of existing reserves. The reserve for retained profits of participating interests is a reserve required by law.

Exchange differences reserve

Exchange rate differences relates to Fortis N.V.'s share of exchange differences on the equity of Fortis Utrecht N.V., Fortis Brussels SA/NV and their subsidiaries. Movements in this item were as follows:

Closing balance at 31 December 2001	308.6
Share in exchange differences Fortis companies	(150.4)
Closing balance at 31 December 2002	158.2

Other reserves

Movements in this item were as follows:

Closing balance at 31 December 2001	6,355.4
From profit appropriation 2001	1,242.3
Dividend 2001	(446.7)
To revaluation reserve	(395.4)
Retained profit reserve, participating interest	(4.9)
Repurchase of 39.682.540 shares of FRESH transaction by Fortfinlux SA	(515,3)
Other	(1.9)
Closing balance at 31 December 2002	6,233.5

Convertible bonds

In October 1998 Fortis NL issued a convertible bond maturing in November 2003; the issue raised an amount of EUR 680.6 million with a coupon of 2.625%. The bonds are convertible into Fortisordinary shares at a premium of 25% above a share price of EUR 25.21. For Fortis the bonds are callable at par from November 2001. Approximately 21.6 million new Fortis ordinary shares will be issued for the exchange.

In July 1999 Fortis (NL) issued a convertible bond which will mature in July 2004. This issue raised EUR 575.2 million at a coupon rate of 1.5%. Repayment will take place at 110.87%. The bonds are convertible into ordinary Fortis shares above a price of EUR 38.35. Approximately 15 million new Fortis shares will be issued for the exchange.

Due to the legal merger of Fortis (NL) and Fortis N.V. on 2001 these convertible bonds have been transfered to Fortis N.V. and the shares of Fortis (NL) have been exchanged for Fortis shares.

The convertible notes were transferred to Fortis Finance N.V. on 1 April 2002. The conversion obligation remained with Fortis N.V. and Fortis SA/NV.

Short-term liabilities

	31-12-2002	*31-12-2001*
Other liabilities	-	10.9
Accruals and deferred income	**35.5**	37.0
	35.5	47.9

Option plans

A description of the option plans on the shares of Fortis is included in the annual accounts of Fortis, notes 13 and 18.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the aforesaid Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis N.V. has undertaken to third parties to stand surety for liabilities of Fortis companies, to a total amount of EUR 278.0 million. Fortis SA/NV has issued a counter-guarantee for 50% of above guarantee. Finally, Fortis SA/NV and Fortis N.V. have each undertaken to stand surety for liabilities and credit facilities of Fortis companies in various currencies, equivalent in total to EUR 26,205.7 million (2001: EUR 26,167.2 million).

Profit and loss account

General

The result for 2002 is made up solely of the share in the profit of Fortis of 50%.

Costs

An explanation of the total compensation of directors is included in note 18 of the Fortis annual accounts.

Utrecht, 12 March 2003

Board of Directors

Other information

Auditor's report

Introduction

We have audited the Annual accounts for the year 2002 of Fortis N.V. Utrecht, as included in this report. These Annual accounts are the responsibility of the company's management. Our responsibility is to express an opinion on these Annual accounts based on our audit.

Scope

We conducted our audit in accordance with generally accepted auditing standards in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual accounts give a true and fair view of the financial position of the company as of 31 December 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

Utrecht, 12 March 2003

KPMG Accountants N.V.

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 32, clauses 1-22 of the Articles of Association. The provisions concerning the dividend paid out on the cumulative preference shares A and B do not apply, as no such shares are outstanding. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes fixing the dividend for 2002 at EUR 0.88 (2001: EUR 0.88) per share. Shareholders may choose to receive either a Dutch- or a Belgian-sourced dividend. The final amount to be charged or allocated to the other reserves of Fortis N.V. in connection with the proposed dividend payment will be calculated once shareholders have indicated the source from which they wish to receive the dividend. Shareholders must state their choice by filling in a "dividend election form". If no express choice is made by the shareholders, automatic election rules (the so-called Default Rules) will be applicable. Further information on these rules is contained in the Fortis Annual accounts in note 19.

Stichting Continuïteit Fortis

The objective of the Stichting Continuïteit Fortis is to ensure the continuity and to maintain the identity of Fortis such that the interests of all parties involved are guaranteed as fully as possible and to exclude where possible influences that are in conflict with those interests and that could impair the independence and identity of Fortis. The Stichting Continuïteit Fortis has been granted an option to acquire a number of preference shares of Fortis N.V. such that, following exercise of the option, the nominal amount of the preference share capital subscribed to by the Stichting is equal to the nominal amount of the rest of the share capital.

The Board of the Stichting Continuïteit Fortis consists of six members, four of whom are independent and two of whom are connected with Fortis. The independent directors represent two votes each and the directors connected with Fortis represent one vote each. The directors of the Stichting Continuïteit Fortis are appointed on the recommendation of the Boards of Directors of Fortis N.V. and Fortis SA/NV. The independent members are Mr. R.V.D. Mannekens and Mr. J.A. Steenmeijer (co-chairmen), Mr. H.J.H.M. Santens and Mr. J.M.M. Maeijer. The members connected with Fortis are Mr. V. Croes and Mr. J.J. Slechte; they are non-executive members of the Board of Directors of Fortis. In the year under review Mr. J.M.M. Maeijer and Mr. R.V.D. Mannekens were reappointed.

The Board of the Stichting Continuïteit Fortis met on one occasion in 2002. Subjects of discussion included the approval of the credit facilities, the balance sheet and the status of income and expenditure of the Stichting, and the reappointment of Mr. Maeijer and Mr. Mannekens.

In the year under review the Stichting held no preference shares.

Declaration of independence

The Board of Directors of Fortis N.V. and the Board of the Stichting Continuïteit Fortis declare that in their joint opinion the requirements concerning the independence of the Stichting Continuïteit Fortis, as formulated in Annex X to the Listing and Issuing Rules of Euronext Amsterdam N.V., have been met.

Utrecht, 12 March 2003

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

The Board

R.V.D. Mannekens (chairman)
J.A. Steenmeijer (chairman)
Baron V. Croes
J.M.M. Maeijer
H.J.H.M. Santens
J.J. Slechte

Cautionary statement with respect to forward-looking statements

Certain statements contained in this annual report are statements of future expectations and other forward-looking statements that are based on management's current view, estimates and assumptions about these future events.

These forward-looking statements are subject to certain risks, uncertainties and special circumstances or events that may cause actual results to differ materially from those expressed or implied in such statements.

Places where the public can inspect company documents

The Article's of Association of Fortis SA/NV and Fortis N.V. can be inspected at the office of the Registry of the Commercial Court at Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies'registered offices.

The Annual accounts are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Decisions on the appointment and removal of Board members of the companies are published, among other places, in the annexes to the Belgium Law Gazette and the Euronext Amsterdam Daily Official List
Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The annual reports of both companies are available from their registered offices and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares

At present the Fortis shares are listed on Euronext Brussels, Euronext Amsterdam and on the Luxembourg stock exchange. Furthermore, Fortis has a sponsored ADR programme in the United States. The VVPR are listed only on Euronext Brussels.

Ways in which shares can be held

Shares in Fortis may be registered or bearer shares.

Nominative subscription for and depositing of bearer shares

Fortis offers its shareholders the possibility of depositing their bearer shares. Once deposited, these shares remain bearer shares and are administered at no cost. The holder of bearer shares may, on request and at no cost, have his shares converted into registered shares. A holder of registered shares may, on request and at no charge, have his shares delivered in the form of bearer shares. Fortis SA/NV has worked out a procedure for the rapid conversion of bearer shares, facilitating rapid delivery. Shareholders may apply at any time for the transfer or sale of their deposited shares.

All information on the various procedures may be obtained from:

Fortis SA/NV, Corporate Administration
Koningsstraat 20, 1000 Brussels, Belgium
Tel. +32 (0)2 510 54 13 or +32 (0)2 510 54 14
Fax +32 (0)2 510 56 31

Or:

Fortis N.V.
Secretariat Board of Directors
P.O. Box 2049, 3500 GA Utrecht, The Netherlands
Tel. +31 (0)30 278 33 10
Fax +31 (0)30 257 78 35

Information and communication

The company sends its communiqués, including those relating to the quarterly and annual results, as well as the annual report, free of charge to holders of registered shares which have been given to it in custody. The company invites all holders of deposited registered shares to attend the General Meeting personally, and sends them the agenda, the resolution proposals and a proxy form which they can use to have themselves represented at the Meeting and to enable them to take part in voting. When the dividend is made payable, the company automatically credits the bank accounts which have been given to it by the holders of deposited shares, with the amount of dividend accruing to them. The company also provides holders of deposited registered shares with extensive documentation in the event of share transactions concerning the practical aspects of the transaction in question

Together with the Annual review Fortis 2002 these Annual accounts constitute the annual report of Fortis. The Annual accounts contain the annual accounts of Fortis, statutory annual accounts of Fortis SA/NV and the company annual accounts of Fortis N.V. The report of the Executive Committee is contained in the Annual review 2002.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 257 65 76, Fax +31 (0)30 257 78 38

Internet address: www.fortis.com E-mail address: info@fortis.com

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 257 65 76
Fax +31 (0)30 257 78 38

Internet address: www.fortis.com
E-mail address: info@fortis.com



FORTIS

Solid partners, flexible solutions

Annual review 2002



Together, the Annual review 2002 and the Annual accounts 2002 constitute the Annual report of Fortis. The Annual accounts contain the financial statements of Fortis, the statutory accounts of Fortis SA/NV and the company accounts of Fortis N.V. The annual report is published in the English, Dutch and French languages. In case of any discrepancy between these versions, the French and Dutch versions shall prevail. Fortis has ensured that, as far as possible, there are no discrepancies between the French and the Dutch versions.
The annual report is also available on the Internet: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2002 in het Nederlands. Het Jaaroverzicht 2002 en de Jaarrekeningen 2002 vormen tezamen het jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis, de statutaire jaarrekening van Fortis SA/NV en de vennootschappelijke jaarrekening van Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Franse en de Nederlandse versie de voorrang. Fortis heeft verzekerd dat, voor zover mogelijk, er geen verschillen zijn tussen de Franse en Nederlandse versie.
Het jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2002 en français. Les Comptes annuels 2002 et le Synopsis de l'année 2002 constituent ensemble le Rapport annuel de Fortis. La partie « Comptes annuels » présente les états financiers de Fortis, les comptes statutaires de Fortis SA/NV et les comptes sociaux de Fortis N.V. Le rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise.
Vous pouvez également consulter le rapport annuel sur Internet : www.fortis.com.

Annual review 2002



Contents

For the cautionary statement with respect to forward-looking statements mentioned in this Annual review we refer to the Annual accounts.

Fortis at a glance

Profile

Fortis is an integrated financial services provider active in the fields of banking, insurance and investment. The company offers its private, business and institutional customers a comprehensive package of products and services through its own distribution channels and in cooperation with intermediaries. Its multi-channel distribution strategy gives Fortis the flexibility to meet its customers' need to be reachable at all times and their demand for user-friendliness.

In its home market, the Benelux countries, Fortis occupies a leading position. In Europe, it has strong positions in private banking, asset management, leasing and factoring. With total assets of EUR 486 billion and net equity equalling EUR 10.9 billion, Fortis ranks among the twenty largest financial institutions in Europe. With its sound solvency position, broad risk spread and extensive expertise, Fortis combines global strength with local flexibility to provide optimum support to its customers.

Sustainable economic growth and social responsibility are important considerations for the way in which Fortis operates. Fortis's commitment to the welfare of its millions of customers means the company is deeply rooted in the local community.

Mission

Fortis aims to be a leading, efficient, customer-oriented financial services provider.

Objectives

- To accumulate, manage and protect customers' financial assets
- To provide customers with top-quality, fast and effective service
- To conduct business in a socially responsible manner
- To create sustainable economic value for its shareholders
- To optimize its capital invested
- To achieve growth of net operating profit per share of at least 12%
- To produce a return on equity of at least 15%
- To maintain strict cost control

Strategy

Fortis's strategy is based on three objectives:

- to improve performance in its home market, the Benelux countries, by focusing more sharply on the customer and by optimizing its mix of activities;
- to develop growth platforms in Europe in selected activities in order to acquire leading market positions in Europe;
- to expand activities in the United States and Asia that offer strong growth potential.

The divestment of non-profitable or non-core activities and enhancement of transparency form an integral part of the corporate strategy.

'Solid partners, flexible solutions'

Fortis is market leader in the Benelux region and offers custom financial solutions.

A combination of strategic acquisitions and organic growth have enabled Fortis to grow since 1990 to a position as market leader in the Benelux region for commercial banking, private banking and insurance. Fortis occupies the number two position in retail banking, asset management and investment-related insurance products, and is a leader in the market for large multinationals.

Our clients can conduct their banking, insurance and investment affairs how, when and wherever they wish.

Fortis clients have access to complementary distribution networks for their financial services. Retail customers can obtain advice and service from the local branch network, but also have access to automatic banking points (self-banks) and call centres, or can conduct their banking via telephone and the Internet. Businesses have access for their financial services to an international network of more than 100 business centres. Retail and business clients can also make use of intermediaries, who are supported by Fortis.

Fortis continues to invest in bancassurance, because banking and insurance cannot be separated in a balanced approach to growing the wealth of our clients.

Fortis is a pioneer of the bancassurance concept. It is the largest life insurer in Belgium, where customers purchase life insurance both via intermediaries and at their local bank branch. In the Netherlands, where customers mainly purchase their life insurance through intermediaries, Fortis is the second largest provider. Fortis also offers insurance via both channels in Luxembourg. In Spain, where over 75% of life insurance is sold through the branch network, CaiFor is market leader in the field of bancassurance. Fortis is also successfully developing the bancassurance concept in a number of Asian countries, including Malaysia and China.

To offer its clients an even better service, Fortis has embarked on major integration projects.

The integration programme is proceeding on schedule, both in the banking and insurance activities. In the banking business, the lion's share of the programme formulated in 1999 has already been fulfilled. The final step, integration of the branch network in Belgium, proceeded apace in 2002. In the Netherlands, Fortis Bank has repositioned itself in a rapidly evolving financial landscape, and it has integrated its IT systems. Fortis ASR has again moved forward in achieving synergies and has harmonized its employment conditions.

The balanced mix of banking and insurance risks offers all stakeholders a solid basis.

Both the banking and insurance activities contribute in a balanced way to the net operating results. This business structure enables Fortis to spread and limit its risks more effectively. The policy of optimum risk management contributes to Fortis's unwaveringly strong solvency position.

Message from the Board of Directors

This past year was an exceedingly turbulent one. Virtually every business sector was affected by persistently sluggish economic growth, the slump in the equity markets and tensions in the international political arena. In addition, the international business community became increasingly involved in the sound management and effective supervision of companies.

Despite these extremely trying market conditions, Fortis turned in a solid performance in 2002. In fact, we delivered our best operating performance ever. This achievement was made possible by our customer focus, the commitment of our staff, significant cost savings and strict risk management.
For the first time in Fortis's history, though, the market value of the equity portfolio fell to below original cost, depressing net profit. We kept you abreast of these developments throughout the year.

As you can read elsewhere in this Annual review, the Board of Directors is committed to efficient corporate governance and transparent financial communication. We also devoted a great deal of attention to risk management in 2002. Thanks to our prudent risk policy, the allocation to the provision for credit risks was 8% less than in 2001. Net core capital remained strong, at EUR 17.6 billion, which was EUR 7.9 billion higher than the legally required minimum. Fortis achieved a net operating profit, after realized capital gains, of EUR 2.2 billion. The Board of Directors confirms its decision to propose to the General Meeting of Shareholders an unchanged cash dividend of EUR 0.88 per share. This decision reflects our confidence in Fortis's operations and in its ability to manage its risks and solvency.

As we have already said, the fine operating performance can be largely attributed to our staff. We would like to express our special thanks for their unflagging commitment and professionalism. Fortis employees are making every effort to satisfy their customers and to better their results.

We would also like to take this opportunity to thank a few of our colleagues. Henjo Hielkema, who was one of Fortis's founders, has decided to step down as non-executive director in 2003. We are tremendously indebted to him for his significant role in the growth of Fortis. Christine Morin-Postel and Johann Martin Schröder have also announced their decision to step down as directors in 2003. The Board of Directors wishes to thank them, too, for their valuable contributions to Fortis. Carlo de Swart resigned as of 1 January 2003 from Fortis's Executive Committee and as Chairman of the Board of Directors of Fortis ASR. We would like to thank him for his efforts in the integration of Fortis's insurance operations in the Netherlands and wish his successor, Jacques van Ek, every success in ensuring the growth of Fortis ASR.

In 2003, which will also undoubtedly be marked by great uncertainty, we will continue to vigorously pursue our current policy. We are a stable company with a sound financial basis. Under these market conditions, our diversity and combination of wide-ranging banking and insurance activities are a vital aspect of our strength. Our customers can continue to rely on Fortis to be a financial services provider that listens to them and offers the right solutions. More than ever, we are committed to putting the customer first.



Jaap Glasz,
Chairman of the
Board of Directors



Maurice Lippens,
Chairman of the
Board of Directors



Anton van Rossum,
CEO

Key figures

(in EUR million)

	2002	Difference in %	2001	Difference in %	2000
Profit and loss account					
Net operating profit before realized capital gains and the value adjustment of the equity portfolio	**1,918**	+3	1,868	+15	1,622
◦ banking	**1,059**	+6	1,001	+9	960
◦ insurance	**1,047**	0	1,047	+13	885
Net operating profit	**430**	(81)	2,267	(4)	2,356
◦ banking	**1,154**	(7)	1,238	(6)	1,313
◦ insurance	**(616)**		1,209	(4)	1,265
Net profit	**532**	(80)	2,598	(6)	2,768
◦ banking	**1,293**	+7	1,204	(20)	1,506
◦ insurance	**(687)**		1,577	+6	1,484
Employees					
Average FTEs	**65,989**	0	66,210	+5	62,881
◦ banking	**40,768**	(5)	42,791	+2	41,870
◦ insurance	**25,031**	+8	23,237	+11	20,857
Balance sheet					
Net equity	**10,871**	(21)	13,844	(9)	15,197
Total assets	**485,765**	+1	482,970	+10	438,083
Assets under management	**289,817**	(8)	316,106	+1	313,846
Ratios					
Fortis					
Return on equity	**4.3%**		17.9%		20.0%
Banking					
Tier-1 ratio	**8.2%**		8.5%		7.3%
Total capital ratio	**13.0%**		13.5%		11.8%
Cost/income ratio	**64.8%**		65.4%		64.0%
Key figures per share					
Net operating profit	**0.33**	(81)	1.75	(10)	1.94
Net profit	**0.41**	(80)	2.01	(12)	2.28
Net profit after full conversion	**0.41**	(79)	1.98	(11)	2.23
Dividend	**0.88**	0	0.88	0	0.88
Net equity	**8.39**	(22)	10.70	(9)	11.78
Net equity after full conversion	**8.39**	(22)	10.70	(9)	11.74

Ratings	Fortis SA/NV and Fortis N.V.		Fortis Bank SA/NV	
	Long term	Short term	Long term	Short term
Moody's	Aa3		Aa3	P-1
Standard & Poor's	A+	A-1	AA-	A-1+
Fitch Ratings	A+	F1	AA-	F1+

Shareholders' information

The Fortis share

The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fortis (NL) shares. The new Fortis share was listed on 17 December 2001.

Stock exchange listings

Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, Fortis has a sponsored ADR programme.

Ticker symbols	*Bloomberg*	*Reuters*
Euronext Brussels	FORB BB	FOR.BR
Euronext Amsterdam	FORA NA	FOR.AS

ISIN code BE0003801181

Index weighting (12 March 2003)			
AEX Index	7.67%	MSCI World	0.09%
BEL20 Index	19.77%	MSCI Europe	0.31%
Euronext 100	1.32%	MSCI EAFE	0.22%

Major shareholders (at 31 December 2002)	
Suez	10.50%
Stichting VSB Fonds	5.54%

Dividend per share

In principle, Fortis's dividend policy is to pay out 40% to 45% of net profit.

	2002	2001	2000
Dividend (in EUR)	0.88	0.88	0.88

Stock exchange data (in EUR) [1]	2002	2001	2000
Highest quotation	29.10	36.19	36.91
Lowest quotation	12.51	20.26	24.66
Year-end quoted market price	16.73	29.13	34.60
Price/earnings ratio [2]	40.8	14.5	15.2
Price/equity ratio [2]	2.0	2.7	2.9

[1] After unification of the shares on 17 December 2001.
Pre-unification data are based on the figures for both Fortis (B) and Fortis (NL).
[2] Year-end data.

Share price performance Fortis, Euronext (in EUR)
Compared with AEX Index, BEL20 Index and DJ EURO STOXX 50



1-2002
2-2002
3-2002
4-2002
5-2002
6-2002
7-2002
8-2002
9-2002
10-2002
11-2002
12-2002
30
25
20
15
10
Fortis
AEX Index
BEL20
DJ EURO STOXX 50

Contacts

For additional shareholders' information, we refer to our website, www.fortis.com/ir. Information for credit analysts is available at www.fortis.com/debtinvestors. The Investor Relations department ensures continuous newsflow by maintaining contact with the investment community. The Investor Relations department can be contacted via ir@fortis.com or at +32 (0)2 510 53 38 or +31 (0)30 257 65 71.

Consolidated balance sheet before profit appropriation

(in EUR million)

	31-12-2002	31-12-2001	31-12-2000
Assets			
Cash	4,485	5,094	6,110
Trading securities	14,518	19,447	13,363
Investments	140,099	147,676	134,203
Loans and advances to credit institutions	83,859	63,762	62,383
Loans and advances to customers	172,144	176,834	162,093
Reinsurers' share of technical provisions	6,132	6,891	4,944
Deferred acquisition costs	2,810	2,964	3,298
Prepayments and accrued income	27,856	19,845	17,038
Investments on behalf of policy holders	18,391	23,567	22,013
Other assets	15,471	16,890	12,638
TOTAL ASSETS	**485,765**	**482,970**	**438,083**
Liabilities			
Amounts owed to credit institutions	96,548	96,337	94,174
Amounts owed to customers	177,635	179,687	145,752
Debt certificates	49,964	50,896	43,761
Technical provisions	61,736	59,533	56,130
Liability related to investments on behalf of policy holders	18,563	23,085	21,690
Accruals and deferred income	26,615	19,773	15,824
Other liabilities	27,158	23,999	31,865
Convertible notes	1,256	1,257	1,257
Subordinated convertible note	1,250		
Subordinated liabilities	9,723	10,209	8,231
	470,448	**464,776**	**418,684**
Fund for General Banking Risks	2,215	2,217	2,043
Minority interest in group equity	2,231	2,133	2,159
Net equity			
Capital	6,280	6,085	428
Share premium reserve	11,916	11,043	16,599
Revaluation reserve	0	549	2,794
Goodwill	(17,025)	(16,607)	(15,834)
Other reserves	9,168	10,176	8,442
Net profit current financial year	532	2,598	2,768
Total net equity	**10,871**	**13,844**	**15,197**
Group equity	13,102	15,977	17,356
TOTAL LIABILITIES	**485,765**	**482,970**	**438,083**

Consolidated profit and loss account

(in EUR million)

	2002	2001	2000
Revenues			
Insurance premiums	18,495	18,162	15,784
Interest income	26,353	23,765	25,713
Commissions and fees	1,858	1,978	2,164
Results from financial transactions	(3,332)	(1,307)	490
Other revenues	2,740	2,660	2,917
Total revenues	46,114	45,258	47,068
Interest expense	(19,478)	(16,914)	(19,403)
Total revenues, net of interest expense	**26,636**	**28,344**	**27,665**
Technical charges insurance	(12,896)	(13,440)	(13,464)
Value adjustments	(791)	(626)	(620)
Net revenues	12,949	14,278	13,581
Operating expenses	(10,403)	(10,785)	(9,964)
Operating result before taxation	**2,546**	**3,493**	**3,617**
Taxation	(911)	(1,049)	(1,044)
Operating group profit	1,635	2,444	2,573
Minority interests	173	177	217
Net operating profit before unrealized capital losses	**1,462**	**2,267**	**2.356**
Unrealized capital losses on the investment portfolio of shares	(1,032)		
Net operating profit after unrealized capital losses	**430**	**2,267**	**2,356**
Non-operating items			
Results from financial transactions	111	434	249
Other revenues	73	108	111
Value adjustments			157
Operating expenses	(111)	(342)	
Taxation	29	131	(105)
Non-operating items after taxation	**102**	**331**	**412**
Net profit	**532**	**2,598**	**2,768**

Fortis's strategy: the road ahead

Fortis aims to be the leading financial services provider in its selected markets. In order to achieve this, it is organized into six specific businesses, each with a strong customer focus. Each business enjoys a high degree of autonomy in the formulation and implementation of its strategy and has a strong commitment to results.

In 2002 the businesses were instrumental in fleshing out and putting into practice the general Fortis strategy.

Improved performance in the domestic market

- Fortis is improving its internal processes and offers its customers a wide choice of distribution channels.
- Fortis Bank is intensifying its efforts to control costs, among other things by streamlining the branch network and applying the principle of 'straight-through processing'.
- Fortis ASR has further harmonized its ICT infrastructure and integrated its two ICT organizations.
- Fortis AG supports its intermediaries with sound advice and enhanced, innovative Internet applications.

Development of European growth platforms

- The opening of new Fortis Bank business centres in France, Germany and Spain strengthens the provision of financial services to international, medium-sized businesses.
- The strengthened market position in Europe in leasing and factoring activities enhances the service to businesses.
- The acquisition of Intertrust, a leading provider of trust services, fits in with the growth strategy of Private Banking.
- The worldwide network of 17 investment centres and distribution agreements with third parties increase the commercial striking power of Asset Management.

Selective growth in the United States and Asia

- Results of joint ventures in insurance in Malaysia (Mayban-Fortis) and China (Taiping Life) are exceeding expectations.
- The partnership with Haitong Securities in China for providing asset management services has attractive growth potential.
- The integration of Protective Dental Life (dental insurance) and CORE, Inc. (absenteeism management services) into Fortis Benefits is proceeding smoothly.

Divestment of non-profitable or non-core activities

- TOP Lease, which is active in operational car leasing in the Benelux region, was sold in April 2002.
- In December 2002 Fortis announced its intention to sell its 40% interest in the Singapore-based Keppel Insurance.

Greater transparency

- Fortis made a conscious decision in 2000 to opt for greater transparency. Fortis is now an international concern with one share, one Board of Directors and a CEO.
- Fortis operates an open and transparent financial communication policy. It provides its shareholders with accurate information on its solvency position, profit outlook and operational developments.
- Fortis provides information on the return on its economic capital and the embedded value of its life insurance activities.

Amended organizational structure

- In order to increase its commercial striking power, Fortis decided in the fourth quarter of 2002 to amend its organizational structure with effect from 1 January 2003. Information Banking will be transferred to Private Banking and Asset Management. These three activities, all of which are concerned with securities, are key elements in Fortis's asset building strategy. The Corporate Banking activity will be transferred from Network Banking to Merchant Banking. This will make it possible to offer institutional clients and large companies an even wider and more specialized range of services.
- Fortis Bank's operational activities ('Operations'), such as securities handling, accounts and payments and standardized credits for retail customers, are combined into one general national and cross-border activity. This should lead to enhanced quality of service, greater cross-border synergy and improved cost control.


Anton van Rossum
CEO
Herman Verwilst
Deputy CEO
Gilbert Mittler
CFO
Karel De Boeck
Network Banking
Filip Dierckx
Merchant Banking
Joop Feilzer
Private Banking, Asset Management & Information Banking
Jacques van Ek
Insurance Netherlands
Jozef De Mey
Insurance Belgium and International
Kerry Clayton
Insurance US
- Individuals, Professionals, and Independent and Small Enterprises
- Medium-sized Enterprises
- Global Markets
- Corporate & Investment Banking
- Institutional Banking & Funds
- Global Private Equity
- Private Banking
- Asset Management
- Information Banking
- Fortis ASR
- Fortis AG
- Fortis Insurance International
- Fortis, Inc.

Organizational structure (on 1 January 2003)

Description of activities

Network Banking

Profile

Network Banking provides financial services to retail customers, the independent professions and to small and medium-sized enterprises. In its home market, the Benelux countries, Fortis offers advice on all forms of saving, investment, credit and insurance through a variety of distribution channels. Fortis also provides retail banking services in France, Poland and Hong Kong. Medium-sized enterprises receive a uniform service offering from the integrated network of specialized business centres throughout Europe, with the same products and services and via the same online channels. Each business centre offers a team of experts specialized in commercial banking and familiar with the local policies and business community.

Market position

- Leadership position for retail and commercial banking in the Benelux region
- Market leader in bancassurance in Belgium
- Network of 1,868 bank branches in the Benelux countries
- European network of over 100 business centres for medium-sized enterprises
- Strong presence in Asia
- Strong pan-European position in leasing, factoring and global cash management

Key developments

- Cost control achieved through sharper focus and mergers in the branch network
- Better service provision thanks to improved processes for handling of complaints and streamlining of credit process
- Takeover of some of KBC Netherlands' operations
- Fortis expands its financial lease activities in Europe and divests TOP Lease, as operational leasing is not core business
- Business centres opened in France (Strasbourg, Nantes and Metz), Germany (Trier and Stuttgart) and Spain (Zaragoza)
- Development of specific services for international companies (e.g. international account, international credit facility)

Merchant Banking

Profile

Merchant Banking provides financial markets, corporate and investment banking, onshore fund and private equity services to institutional customers, financial institutions, large companies and multinationals.

Market position

- Leadership position in the Benelux region
- Presence in major European financial centres
- Leader in a number of specialized market segments, such as commodities trading, shipping financing and the energy sector
- Presence in Asia and the United States in a number of industrial sectors

Key developments

- Cross-border virtual dealing room via a unique platform in the Benelux countries
- Introduction of a single legal booking entity boosts operating efficiency and reduces capital tie-up
- Securities orders processed in real time and sent electronically
- Successful securitization operations
- Reorganization of equities research
- New organizational structure agreed in fourth quarter of 2002

Private Banking, Asset Management & Information Banking

Profile

Private Banking, Asset Management and Information Banking are important pillars of Fortis's asset accumulation strategy.
MeesPierson offers high-net-worth individuals a complete range of tailor-made asset management, structuring and insurance services.
Fortis Investment Management is Fortis's asset manager. Its activities range from institutional portfolio management to the development, distribution and management of investment funds.
Information Banking offers an integrated approach to transaction processing, financial logistics, risk management and asset-backed financing, supported by the latest information technology.

Market position

- MeesPierson ranks among the top 10 private banks in Europe
- Strong position in international trust and company management
- Leading market position in the Benelux region
- Europe's market leader in derivatives clearing for third parties
- Recognized expertise as general custodian
- Leading European player for loans on securities and arbitrage and securities financing

Key developments

- In line with Private Banking's growth strategy, Intertrust Group was acquired in July.
- Fortis Investment Management obtains licence in China for asset management.
- Distribution agreements with third parties strengthen Fortis Investment Management's growth potential
- Establishment of joint venture, Fortis SAMS Analytical Services, for extensive investment analyses and tracking systems
- New online services for institutional investors and fund managers

Key financial figures [1)]

Network Banking (in EUR million)

	2002	2001	2000
net operating profit	1,094*	868	853
number of employees (FTEs, end of period)	21,130	22,604	22,906

Merchant Banking (in EUR million)

	2002	2001	2000
net operating profit	251*	416	413
number of employees (FTEs, end of period)	2,656	2,735	2,643

Private Banking, Asset Management & Information Banking (in EUR million)

	2002	2001	2000
net operating profit	146*	130	266
number of employees (FTEs, end of period)	3,205	3,034	3,192
funds under management	131,328	144,863	157,630

* before value adjustment of the equity portfolio

** on a like-for-like basis as in 2002 (with Assurant in Non-life)

based on Fortis's organizational structure in 2002: Corporate Banking came under Network Banking and Information Banking under Merchant Banking

Insurance Netherlands

Fortis ASR is a multibrand group that cultivates the market via independent insurance brokers. Fortis ASR offers its business and individual customers a wide range of life, pension, non-life, healthcare and disability insurances, and mortgage and savings products.

- Second-ranking insurer for intermediaries in the Netherlands
- Growing market share
- Market leader in mortgage products and disability insurances
- Strong ties with intermediaries

- Policy and working method adjusted to meet requirements of new regulations
- Implementation of supply chain management boosts efficiency and quality of administrative processing
- Relationship with Fortis more visible
- Synergies enhanced
- Harmonization of employment conditions on a cost-neutral basis

(in EUR million)	2002	2001	2000
gross written premiums Life	3,109	3,457	1,566
gross written premiums Non-life	1,850	1,702	522
net operating profit	314*	472	400
costs/gross written premiums	15%	14%	22%
number of employees (FTEs, end of period)	5,187	5,269	5,359

Insurance Belgium and International

In Belgium Fortis AG works through independent intermediaries to offer a comprehensive range of life and non-life insurances to individuals and small and medium-sized enterprises and, through Fortis Employee Benefits, group policies to large enterprises.
Fortis Real Estate is Fortis's asset manager for real estate in Belgium. Non-life insurance for medium-sized and large enterprises is provided by Fortis Corporate Insurance.
Insurance activities are developed internationally in Luxembourg, France, the United Kingdom and Spain and in Asia with joint ventures in China and Malaysia.

- Fortis AG is a leading insurer in the Belgian market
- Fortis Employee Benefits is market leader in pension and healthcare insurance
- Fortis Real Estate is the biggest private owner of real estate in Belgium
- Fortis Corporate Insurance is market leader in the Benelux region for non-life insurance to companies
- International partners have a strong local market position

- Real estate portfolio strengthened and diversified thanks to acquisition of Bernheim Comofi
- Successful introduction of 'Familis', a tailor-made insurance package for individuals
- Fortis-e-Benefits launched, a package of online services for employee benefits, with secured access for intermediaries, employers and employees
- Overhaul of portfolio and selective acceptance policy of Fortis Corporate Insurance lifts premium growth significantly and improves results
- Joint ventures in China and Malaysia show positive developments
- Keppel Insurance in Singapore sold

(in EUR million)	2002	2001	2000
gross written premiums Life	3,948	3,203	3,133
gross written premiums Non-life	2,411	2,157	2,106
net operating profit	297*	352	347
costs/gross written premiums	10%	10%	10%
number of employees (FTEs, end of period)	7,984	6,658	6,917

Insurance United States

The companies making up Fortis, Inc. in the United States are leading providers of insurance niches: group disability insurances, employee benefits, medical insurance for individuals and small businesses, preneed funeral insurance, credit-related insurance, guarantees and customer loyalty programmes.

- As market leader, Assurant provides credit-related insurance services
- Fortis Health is a specialist provider of medical insurance to individuals and small companies; it is market leader in the individual medical insurance business
- Fortis Family and American Memorial Life, both specialized in preneed funeral insurance, together are market leader
- Fortis Benefits is the fifth largest company in one of the biggest growth markets, i.e. disability and dental insurance

- Assurant expands its product range
- Fortis Health improves its risk profile by shifting its mix of activities, thereby improving general claims percentages
- Integration of Protective Dental Life and CORE, Inc., acquired in 2001, proceeds on schedule

(in EUR million)	2002	2001	2000
gross written premiums Life	901	972**	908**
gross written premiums Non-life	7,437	7,622**	7,786**
net operating profit	311*	209	300
costs/gross written premiums	17%	16%	16%
number of employees (FTEs, end of period)	11,823	11,120	10,723

Executive Committee



from left to right, top to bottom:
Jacques van Ek, Filip Dierckx, Karel De Boeck, Gilbert Mittler, Anton van Rossum, Joop Feilzer, Herman Verwilst, Jozef De Mey

Summary of financial results

In the extremely difficult year of 2002, Fortis booked a net operating profit (before realized capital gains and the value adjustment of the equity portfolio) of EUR 1,918 million. That represents an increase of 3% over 2001 and the best operating performance in the history of Fortis. Net operating profit (before realized capital gains and the value adjustment of the equity portfolio) at the insurance business was equal to the level achieved in 2001 and at the banking business went up by 6%.

The exceptional developments on the equity markets depressed the market value of equity investments to such an extent in 2002 that it fell below its original cost for the first time in Fortis's history. This was partly because its equity portfolio is relatively new. In addition, the original cost of the equity portfolio of Fortis ASR is calculated on the basis of its market value at the time of the takeover at the end of 2000, when equity markets were at their peak.

On 31 December 2002 Fortis charged the difference between the equity investments' market value and their original cost to the profit and loss account. As a result, net profit came to EUR 532 million and return on equity was 4.3%.

Fortis maintained its strong solvency position in 2002. At EUR 17.6 billion, net core capital remained as strong as ever. It was EUR 7.9 billion (81%) above the legally required minimum and EUR 2.1 billion (14%) above Fortis's own floor. Net core capital is based on a conservative calculation and excludes any unrealized capital gains on the bond portfolio (EUR 4.6 billion at year-end 2002), goodwill and any elements of embedded value.

Fortis's operating profit, after realized capital gains, amounted to EUR 2.2 billion. A cash dividend of EUR 0.88 per share, or 50% of this net operating profit, will be proposed to the company's shareholders. This reflects Fortis's confidence in its operations and its ability to manage its risks and solvency.

Banking

Net interest income remained unchanged despite reduced exposure to interest rate fluctuations. Weak economic growth and the slump in the equity markets depressed net commission income, which declined by 6%.

The 9% decrease in costs is in line with the expected consequences of the integration programme initiated in 1999. Labour costs went down by 3% in 2002 owing to the departure of more than 2,500 employees. The 16% fall in other costs was achieved by a stringent cost-cutting drive. Lower costs have reduced the cost/income ratio, despite lower revenues, from 65.4% to 64.8%.

The net operating profit of the banking business, before the value adjustment of the equity portfolio, rose by 7% to EUR 1,326 million. The banking business accounted for approximately 60% of Fortis's total profit.

The allocation to the provision for credit risks was EUR 613 million, or 8% less than in 2001. Risk-weighted commitments (a means of gauging credit risks) decreased by 1% to EUR 151.3 billion thanks to good risk management. Banking's sound Tier-1 ratio fell slightly to 8.2% and the CAD ratio (Capital Adequacy Ratio) remained high at 13.0%.

Key figures banking (in EUR million)

	2002	2001	Difference in %
Total revenues, net of interest expenses	7,809	8,282	(6)
Costs	5,168	5,658	(9)
Net operating profit before realized capital gains	1,059	1,001	+6
Realized capital gains	267	237	+13
Net operating profit after realized capital gains	1,326	1,238	+7
Value adjustment of the equity portfolio			
Realized	(74)		
Unrealized	(98)		
Net operating profit	1,154	1,238	
Cost/income ratio[1]	64.8%	65.4%	
FTEs (end of reporting period)	39,661	42,109	(6)

[1] Including FB Insurance, net of leasing

Insurance

Total gross premium income of Fortis's insurance business remained stable. Gross premium income in Life fell by 9% to EUR 9,754 million. Unit-linked insurance declined by 45% as a consequence of waning interest in such products, while other life insurance premiums rose by 14%. Gross premiums in Non-life rose by 8% to EUR 11,859 million, mainly on the back of 9% growth in Accident and Health.

Net operating profit before realized capital gains and the value adjustment of the equity portfolio was the same as for 2001. The value adjustment of the equity portfolio incurred a loss of EUR 616 million.

Key figures insurance (in EUR million)
(including FB Insurance)

	2002	2001	Difference in %
Gross premium income	21,613	21,614	0
Costs	5,113	4,962	+3
Net operating profit before realized capital gains	1,047	1,047	0
Realized capital gains	44	162	(73)
Net operating profit after realized capital gains	1,091	1,209	(10)
Value adjustment of the equity portfolio			
Realized	(671)		
Unrealized	(1036)		
Net operating profit	(616)	1,209	
Combined ratio Non-life	104	103	
Costs/Gross written premiums	13.0%	12.5%	
FTEs (end of reporting period)	25,713	23,803	+8

The number of FTEs at Fortis ASR and Fortis AG declined slightly due to natural wastage. The integration of Fortis ASR progressed in accordance with the four-year plan formulated when ASR was taken over in 2000. The expansion of activities in the United States and the takeover of Bernheim Comofi (+1,419 FTEs) increased the total number of FTEs compared with 31 December 2001 by 1,910 to 25,713.

The embedded value of the life insurance business amounted to EUR 8.2 billion. New insurance production was worth EUR 136 million. The solvency of the insurance business at year-end 2002 was EUR 2.6 billion (72%) above the legally required minimum.

Network Banking

Strategy

A bank which focuses entirely on the needs of its customers places a number of demands on its organization. Transparency of service and flexible internal information management are essential requirements. Fortis Bank realizes this by simplifying procedures and offering integrated financial solutions. It is essential that the administrative services and the sales network, including the various distribution channels, work together even more closely.

As a bank for personal customers, Network Banking is active mainly in the Benelux region, though also operates in France, Poland and Hong Kong. Since it occupies a different market position in each of these countries, Fortis Bank takes account of local conditions and opportunities in the strategic development of its activities.

Fortis Bank offers internationally operating companies access to a fully integrated network of specialized business centres in Europe and Asia. Via a single point of contact (their Global Relationship Manager) they can arrange all their financial services internationally. Examples include electronic cash management and opening accounts in different European countries with just one signature. Fortis Bank also offers flexible cross-border financing constructions and leasing and factoring on a European scale.

Share of Network Banking in net operating profit* (2002)


45%

* *before the value adjustment of the equity portfolio*

Key developments in 2002

Retail banking

In Belgium, Fortis Bank optimized its internal processes and the call centres. Matching the products and services offered with the expectations of customers, enhancing the transparency of service-provision and providing sound advice will all work together to strengthen customer loyalty. These measures were supported by the introduction of advice counters and the possibility of making appointments outside office hours. Nearly 200 branches have a special counter for the independent professions and small businesses. In addition, Fortis has developed a new personal banking concept for high-net-worth individuals which accentuates comprehensive asset advisory services.

By investing in the availability and quality of the various distribution channels, Fortis Bank is optimizing their accessibility. Contrasting with the rationalization of the branch network is the expansion of the number of ATMs and automated counters. Internet banking now offers wide possibilities and has become much more user-friendly. Customers who combine efficiency with cost-awareness use the convenient electronic payment methods for their daily banking activities.

In the Netherlands, Fortis is strengthening its profile as an advisory bank for retail customers, the independent professions and small businesses. Consequently, the company devoted more attention to relationship management in 2002. This is a response to the fact that many of our customers have a growing need for advice on pensions, mortgages and insurance; they can obtain this advice from a network of 192 branches.

For the more traditional banking matters, customers in the Netherlands can make use of various distribution



channels. In addition to ATMs, telephone, call centre and Internet banking are all growing, and these channels are being strengthened by increasing their capacity. Since the start of Internet banking in early 2002, it is now used by 60,000 customers. The integration of the different IT systems, which was completed on schedule in 2002, will greatly improve the data processing, thus optimizing the service to the customer.

Early 2003 Fortis Bank acquired a portion of KBC Bank Netherlands' retail operations. It will serve these customers from its own branch network.

In Luxembourg, Banque Générale du Luxembourg (BGL) is one of the most prominent banks with a network of 39 branches. In collaboration with Fortis Luxembourg Vie, it has since June 2002 offered customers a wide range of insurance products alongside its banking services. This further improves the support given to customers in their personal asset management.
In addition, Internaxx, a partnership with TD Waterhouse, offers an online brokerage service for customers wishing to invest on foreign stock markets.

Outside the Benelux region, Fortis Bank operates in France as a niche bank, mainly targeting managers and shareholders of small and medium-sized businesses. Several distribution channels are available for this target group, such as the branch network and telephone, call centre and Internet banking. In Poland, Fortis Bank operates the same distribution strategy as in France. Fortis Bank has been one of the most important European banks in Hong Kong since 1935. Through its local network of 29 branches, Fortis offers its customers a full range of financial services.

Commercial banking

The advice and service centres for medium to large companies, which were set up two years ago, have now grown into a fully integrated European network. During the European Day of the Customer in September, business executives made further acquaintance with the specialist cross-border financial services provided by Fortis.

Fortis Bank is seeking to broaden its portfolio of business customers through intensive campaigns aimed at potential customers and through the acquisition of client portfolios. As part of this process, Fortis Bank acquired part of the Dutch portfolio of medium-sized businesses from KBC Bank at the end of 2002.

In addition to the service provided by the business centres, the distribution strategy is aimed at enabling the Internet to grow into a fully fledged commercial tool. The website is

Number of branches in the Benelux countries


2500
2000
1500
1000
500
0
99
00
01
02
03(e)
Belgium *(excluding Krediet aan de Nijverheid \ Crédit à l'Industrie)*
Netherlands
Luxembourg

Internet banking by Fortis Bank customers in Belgium

		Number of contracts (end of period)	Number of transfers (by quarter)
fourth quarter	2001	273,385	3,741,000
first quarter	2002	290,417	3,936,000
second quarter	2002	310,850	4,351,000
third quarter	2002	337,737	4,312,000
fourth quarter	2002	394,209	5,373,000

Objective
Fortis gives the highest priority to the needs and expectations of its customers. In the light of this commitment, Fortis is developing into a true client bank for both retail customers and SMEs. In addition, Fortis wishes to be a key player for medium to large businesses in Europe.

therefore being transformed into an information platform for potential customers, as well as a full-function transaction platform for existing customers. There are now 70,000 registered customers in Belgium with an Internet transaction platform. They can use "Click 'n Deal", for example, to perform currency and money market transactions online. In other countries, too, Fortis is gradually expanding its online services to companies. In spite of these technological developments, however, personal contact and advice continue to be essential in the business segment.

Fortis Commercial Finance has built up a unique platform for factoring in Europe, which enables a better quality and more effective service to be offered to both customers and third parties. Fortis Commercial Finance is now the eighth largest factoring company in Europe, with a presence in ten countries. In Hong Kong Fortis Commercial Finance works together with Fortis Bank to provide financial solutions in export factoring. This enables Asian customers to export to Europe and the United States in a safe and flexible way on the basis of refinancing, collection and credit risk hedging.

Fortis Lease, which specializes in the financial leasing of capital goods, extended its service to Germany in 2002. Fortis Lease now has a presence in the Benelux countries, France, Germany, Poland, Italy and Spain, and is among the top 15 in Europe. In the year under review, Fortis sold TOP Lease because operational car leasing is not part of its core business.

Accolades

Fortis Bank: "Best bank in Belgium" (Euromoney, July 2002)

Fortis Bank: "Bank of the year 2002 in Belgium" (The Banker, September 2002)

Fortis Bank: "Best trade financier in Belgium" (Global Finance, February 2003)

www.fortisbank.be: "Most popular bank website in Belgium" (Insites Consulting, June 2002)

Fortis Bank Polska: "Customer-friendly bank" (Warsaw Banking Institute, February 2002)

Banque Générale du Luxembourg: "Best bank in Luxembourg" (Euromoney, July 2002; Global Finance, October 2002)

Financial performance in 2002

Network Banking posted a net operating result before the value adjustment of the equity portfolio of EUR 1,094 million in the year under review, 26% higher than in 2001. In line with the planned reduction of personnel, the number of FTEs in Network Banking declined by 7% to 21,130 in 2002.

Loan loss provisions in the medium-sized enterprises market segment hit a historic low in 2002. In the retail segment, mortgage lending in the Benelux region, which forms the lion's share of the portfolio, was characterized by a low-risk profile. Loan loss provisions rose only slightly.

FB Insurance, which sells Fortis insurance products via the Fortis Bank branch network, saw its gross premium income fall by 22% compared with 2001 to EUR 1,957 million. The fall in gross premiums at Life, to EUR 1,796 million, was attributable almost entirely to the decline in sales of investment-related products. Sales of other products held up well.

Outlook

Network Banking will take new initiatives to approach its customers in a more consistent, customer-friendly manner. It will combine its competencies at a cross-border level and exchange best practices in order to serve customers even better. The operational and support banking services, like Operations, Information Services and Human Resources, will contribute to these efforts.

There is more and more competition in the retail niche markets in Belgium, including from non-banks. These competitors offer a limited number of specialist products, which means that customers are more likely to purchase financial products from a range of different providers. This makes it even more important for Fortis Bank to become a true client bank and offer its customers total solutions. In the Netherlands, more attention will be devoted to the cooperation with Fortis ASR and to the development of cross-border products. The more efficient organization of the back offices will help improve the cost structure.

In the area of commercial banking, Fortis Bank is keen to optimize its business processes. It will achieve this through the development of a cross-border IT system and organization, based on the example of the Fortis factoring activities. The development of new products will also be stepped up through collaboration with other Fortis businesses, such as Merchant Banking, Private Banking, Asset Management and Information Banking. Finally, Fortis Bank will continue to devote attention to the enlargement of its customer base.


Multi-channel distribution Network Banking
Other distribution channels in Belgium
Bank van De Post
Krediet aan de Nijverheid
in the Netherlands
GWK
Network of 1,900 Fortis Bank branches in Belgium, the Netherlands, Luxembourg, France, Poland and Hong Kong
Telephone banking
Self banking
ATMs
Automated counters (in Belgium)
Intermediaries
Belgium: consumer credits (Alpha Credit)
Netherlands: mortgages & loans (Direktbank), consumer credits (Defam)
Retail banking
Commercial banking
Internet banking
Specialist services, including
Leasing: Fortis Lease
Factoring: Fortis Commercial Finance
Acquisition finance
International cash management
Documentary credits
Export and project finance
Internet-related services
Network of more than 100 business centres in Belgium, the Netherlands, Luxembourg, France, United Kingdom, Poland, Germany, Italy, Spain, Portugal, Hong Kong, China, Taiwan



Merchant Banking



Strategy

Merchant Banking brings together Fortis's banking activities aimed at the institutional and professional market. These activities include financial transactions, corporate finance, advisory services and global specialist services. Merchant Banking concentrates primarily on medium-sized and international enterprises and on banks and institutional investors.

The strategy of Merchant Banking is based on three key elements. The first of these key elements is the solid home base in the Benelux countries. In its domestic market, Merchant Banking wishes to strengthen and deepen its customer relations by providing integrated customer service. The second key element consists in the competence centres, which bring together specialists from various fields of activity. This leads to a wider range of custom financial products with high added value. The third key element involves optimizing the operational structure and making it more cost-effective.

Key developments in 2002

In the fourth quarter of 2002 Fortis decided to amend the organizational structure of Merchant Banking with effect from 1 January 2003. The activities on behalf of large globally operating businesses (corporates), which were formerly carried out by Network Banking, now form part of Merchant Banking. On the other hand, the Information Banking activity, formerly part of Merchant Banking, is now strengthening the Private Banking and Asset Management business. Merchant Banking will take advantage of this change to expand further its range of products and services and to strengthen its customer relations.

With this goal in mind, Merchant Banking launched a number of projects in the Benelux region in 2002. Sales teams spanning different countries and fields of activity began addressing specific market sectors. The resultant knowledge enables them to offer customized financing proposals. In addition, institutional clients can also be offered custom solutions which match their requirements more closely. The sales teams take a proactive approach to their customers and make use of the latest online management tools, both for exchanging and updating client information and for planning and timetable management.

Merchant Banking has developed a wide range of innovative products and services, varying from securitizations and credit derivatives to all manner of derived financial products. Several activities are directed towards reducing the risk for clients. For example, Fortis Bank has built updates from the reputation on the European securitization market in the structuring, underwriting and trading of asset-backed securities. In 2002 the Bank carried out many successful securitization operations, for example the private conduit transaction for McDonald's which is being financed via the asset-backed commercial paper market, and the long-term transactions for ASR Bank. After issuing several collateralized debt obligations (CDOs) in recent years on the basis of static credit portfolios, in 2002 Merchant Banking in conjunction with Fortis Investment Management launched the first CDO with a dynamically managed portfolio. This portfolio invests in emerging market bonds.

Objective
From the basis of its strong cross-border position in the Benelux region, Merchant Banking wishes to develop further internationally in selected European and global markets and activities.

Merchant Banking is also working on improving the cost-effectiveness of its operating systems. It began with the phased introduction of a 'Single Legal Booking Entity', a unique IT platform which will ultimately process all market transactions with professional counterparties. This creates a virtual dealing room where the optimum service to clients is maintained from the local dealing rooms: the sales teams are close to their customers and the dealers close to the financial markets. The supporting services, like the back office, risk management and financial control, are centrally managed. Real-time order processing and straight-through processing (STP) systems were also put in place for Investment Banking, both of which are instrumental in boosting customer service.

Accolades

"Best commodity bank " (Trade Finance Magazine, Euromoney, April 2002)

"2002 Deal of the Year" for financial structuring of the wind energy project Desert Sky in the United States (Project Finance Magazine, March 2003)

"Best Advisor for the Asian Market" for export and project financing (Project Finance Magazine, January 2002)

The Dutch branch of Cash Management (Fortis Bank) obtained ISO 9002 certification

Global Markets

The high-tech systems introduced in the last two years have improved operating efficiency. The Internet application 'Click 'n Deal', whereby businesses and banks carry out currency and money market operations in real time, is being used more and more intensively. Fortis Bank also offers its clients the ability to settle currency transactions, via the multi-dealer portals. The majority of the bond trading with banks and institutional clients also takes place online. The international trend of web banking for simple treasury and capital market transactions is continuing unabated, and Fortis Bank is making a clear and positive contribution to this trend. It also participates in the 'Continuous Linked Settlement' system, which was launched in the autumn of 2002 with the aim of eliminating the payment risk attached to currency transactions. This facilitates better cash management for participants.

Fortis Bank has further diversified its currency and money market activities. There is growing interest in exotic options and non-euro currencies. A shift has also taken place away from the traditional money market in favour of 'secured' products such as repo transactions. Fortis Bank plays a leading role in this trend.

The cross-border aspects of the management of the credit-related investment portfolio, which invests in sovereign and corporate bonds and in securitized loans, has been further optimized. The competence centres in Brussels, Luxembourg and New York each manage that part of the portfolio that matches their local expertise while adhering to a general uniform strategic approach.

Thanks to an amendment in US legislation, Fortis is also developing banking activities in the United States in addition to its insurance activities there, thus allowing it to operate worldwide in the interbank market and to pursue opportunities for cheaper financing. Moreover, it can develop further in the worldwide trading of options, foreign exchange business and certain derivatives transactions.

Fortis has reorganized its equity research apparatus and focused the activities on small and medium-sized listed companies in the Benelux countries, France and Spain. Against a backdrop of the poor market conditions worldwide, the research in Frankfurt and Milan has been distributed among the four remaining share analysis centres in Brussels, Amsterdam, Paris and Madrid. The equities desk in London has been relocated to Amsterdam and the trading activities in equity derivatives have been brought together in Brussels. In the area of brokerage, Fortis has launched a new service whereby securities orders from clients, which were formerly handled via other parties, are now carried out directly on several stock markets by Fortis. Together with Information Banking, Fortis is also seeking to develop integrated solutions for the customer in the field of custody.

Corporate and Investment Banking

The business line Corporate and Investment Banking is organized around a number of commercial sectors and specialisms and includes the activities of Corporate Finance & Capital Markets. By pooling its extensive knowledge of specific sectors and niche markets, Fortis is able to offer customization and specialist services to large globally operating companies. The cross-border organization was shaped further in 2002. The international network covers the European Continent (Benelux, France, Spain, Italy), the United Kingdom, the United States (Stamford, Dallas) and Asia (Singapore, Shanghai, Sydney, Hong Kong). In a number of moves for Belgian companies, Fortis positioned itself among major international market players in the fields of consortium credits and acquisition financing. Fortis Bank ranks among the market leaders in a number of sectors, including ship financing, wind energy projects and the international raw materials trade. Fortis Bank is also active in the area of mergers and acquisitions, carries out fairness opinions, leads public offers and helps in the private placement or secondary offering of equities. In 2002, it was also active in a number of corporate finance deals, including that for Moeara Enim.

Institutional Banking and Funds

This activity is responsible for the commercial relationships with banks and international clients such as insurers, asset managers and pension funds. In collaboration with other businesses, it offers specialist financial services.

Global Private Equity

Global Private Equity supplies venture capital, growth capital and buyout capital to companies in both traditional and innovative sectors, with a view to achieving capital growth. The investments are effected among others by entities which are wholly owned by Fortis Bank. In 2002, for example, Fortis invested in a number of industrial firms, such as Pinguin and Vanerum in Belgium, Akzo Nobel Inks in the Netherlands, and Svensson and Rodilla in Spain. In innovative sectors, Fortis is playing an important role in the formation of university spin-off companies. Investments are also made through participation in funds managed by independent management teams in which Fortis Bank seeks synergy both within the business line and with other parts of the bank; an example is an investment in L-Capital, which specializes in emerging brand names. Finally, investments may be based on the 'fund of funds' approach, for which Fortis Bank has already entered into its first strategic alliance with the Swiss LGT Capital Partners. With a view to maximizing profitability, this business line is looking to analyze and manage its private equity portfolio in a dynamic way.

Share of Merchant Banking in net operating profit* (2002)


10.5%

before the value adjustment of the equity portfolio

Financial performance in 2002

Merchant Banking generally posted good results in 2002, certainly given the difficult market conditions. Net operating profit before the value adjustment of the equity portfolio amounted to EUR 251 million.These figures show a fall of 40% compared with 2001, an exceptional year. The number of FTEs declined by 3% to 2,656 at year-end 2002.

Outlook

Developments on the international financial markets confront Merchant Banking with a number of challenges. The priorities for 2003 include strengthening the commercial activities through an even more client-centred approach. In addition, the product range will be expanded and the streamlined organizational structure and more efficient processes will lead to a further reduction in costs.



Private Banking, Asset Management & Information Banking

Strategy

The three activities of Private Banking, Asset Management and Information Banking are all key elements in Fortis's asset building strategy.

Fortis's private banking operations trade internationally under the name "MeesPierson, the Private Bankers of Fortis". MeesPierson will use its domestic leadership to expand its position in selected markets outside the Benelux countries. Use of the international Fortis network and carefully targeted acquisitions will help it to expand its portfolio of high-net-worth individuals. The ongoing diversification of tailored financial and trust activities will underpin organic growth. At the same time, MeesPierson will continue to do its utmost to boost operational performance and efficiency.

Fortis Investment Management is Fortis's autonomous asset manager. With its base of operations in Europe and offices in the United States and Asia, it is active worldwide. Fortis Investment Management's activities are diversified, ranging from institutional portfolio management to the development, distribution and management of investment funds. Fortis Investment Management aims to provide innovative and high-quality investment solutions and support to both its retail and institutional clients.

Information Banking provides integrated services in four areas to professional investors with worldwide operations in the financial markets, such as institutional investors, pension funds, insurance companies, asset managers, hedge fund managers, banks, market makers and stock brokers. As a general custodian, Information Banking processes and manages international securities transactions and portfolios. It also provides financing and clearing services to institutional customers, traditional and alternative investment funds and brokerage firms. Additionally, Information Banking is active in securities lending. Finally, it provides administrative services for offshore investment funds.

Key developments in 2002

Private Banking

The acquisition of Intertrust Group in mid-2002 bolstered MeesPierson's trust operations. Intertrust is a leading player in its segment. It delivers an extensive range of trust, business management, reporting, cash management and treasury services to a varied client base made up primarily of high-net-worth individuals, family companies, professional intermediaries and multinationals. The new business, MeesPierson Intertrust, employs 850 people in 16 countries. The merged operations complement one another in terms of both location and client portfolio, which means that the new firm's 20,000-plus clients now have access to an even wider range of advanced products, high-value-added services and a comprehensive package of private banking services.

Objective
Fortis will continue to build on its already strong position in private banking and trust, asset management and specialist investment services. It wants to develop into an international private bank with integrated and competency-based service provision to high-net-worth individuals and to grow in the medium term into a leading asset manager at European level. Fortis also aims to be an important and innovative service provider in the niche markets in which Information Banking is active.

Share of Private Banking and Asset Management in net operating profit* (2002)



Private Banking	4%
Asset Management	2%

** before the value adjustment of the equity portfolio*

MeesPierson expanded its services in fields like Private Fund Management, Real Estate and Private Insurance to make its income less susceptible to cyclical trends. The concept of Private Insurance is based on intense collaboration with a small number of insurance companies that belong to the absolute elite of their particular segment and enables MeesPierson to provide specialist insurance products tailored to the customer's needs. In Belgium, for example, term life insurance and policies relating to inheritance planning are offered, while legislative changes in the Netherlands have prompted a shift towards life insurance and non-life policies. In Luxembourg unit-linked products are offered via Fortis Luxembourg Vie to a large number of European countries, with a particular focus on the Benelux region, Germany and France.

Although the downturn on the equity markets in 2002 made an impression on MeesPierson's revenues in 2002, the business managed to step up its profit. A number of strategic initiatives, such as the reorganization of management structures in accordance with specific competencies, facilitated the rapid implementation of cross-border strategies and cost savings, while the launch of high-value-added financial services, including specific interest-rate products and trust operations, delivered a fairly stable revenue base. Income that is not sensitive to cyclical trends now accounts for almost a third of the total.

Asset Management

In the year under review, Fortis Investment Management continued to invest substantially in people, research and technology. This unified company has reinforced its senior management and redefined its internal organization. Optimization of the product range and strengthening of core activities through the recruitment of specialized personnel enhanced client focus. Fortis Investment Management boasts a worldwide network of 17 specialized investment centres that provide the company's core products. Each centre is responsible for its product performance. One of the new investment centres is Luxembourg, which, following the acquisition of the Fund of Funds and institutional asset management activities of Banque Générale du Luxembourg, was established as the company's centre for Fund of Funds management. The other investment centres are involved in European equities, US equities, growth market stocks and bonds, convertible bonds and real estate. All these centres pursue a uniform investment process, which ensures a consistent investment approach.

The commercial activities of Fortis Investment Management are carried out by two divisions, Distribution Partners and Institutional. Distribution Partners is responsible for sales of investment funds via two distribution channels: Fortis entities and third parties. Institutional is the service provider for clients such as large companies, pension funds and governments.

Distribution Partners made enormous strides in 2002 in the geographic expansion of its funds distribution. New offices were opened in Vienna and Frankfurt, followed by another in Milan in early 2003. Fortis Investment Management signed distribution agreements with third parties in Switzerland and Spain. Institutional concentrated on new business development while investing in high-quality customer service provision in order to strengthen ties with existing clients and acquire new ones. To this end, it made use of a new Customer Relationship Management tool.

Fortis Investment Management achieved a milestone in the Chinese market in 2002: it obtained a licence from the Chinese Securities Regulatory Commission for the creation of a joint venture with Haitong Securities. Expectations are high for this partnership with one of China's oldest and largest securities companies, as asset management is virgin territory in China.

Information Banking

Information Banking aims to respond to the growing need for comparative analyses and information on mandates and returns on portfolios. To that end, it has formed the joint venture Fortis SAMS Analytical Services, which offers institutional investors extensive investment analyses and tracking systems. Information Banking's systems make optimum use of the new Euronext clearing systems, thus allowing Fortis Bank to process, coordinate and settle its transactions in real time. These measures, along with enhanced processing procedures, have enabled Information Banking to make significant strides in straight-through processing.

The securities lending and borrowing activity had a highly successful year. Fortis signed a record number of exclusive contracts with institutional investors, and the activities in London had an excellent first year. Fortis increased its market share in clearing, with more than 300 million derivatives contracts cleared in 2002. Fortis also expanded its clearing membership to Euronext Paris and the Italian market. Prime Fund Solutions was established to provide fund administration, transaction processing, custody, leverage financing and banking services to the rapidly-growing offshore funds industry.

Information Banking also further expanded its online service provision. Institutional investors and fund managers now have direct access to an extensive databank of analyses, securities statements and fund information.

Funds under management by type of investment (2002)



Shares	34%
Fixed income	66%

Composition of funds under management (2002)



Private Banking	34%
Asset Management	50%
Others	16%

Accolades

Fortis Investment Management is one of the top ten fund brokers in Benelux (Extel Survey - Thomson Financial, June 2002)

Fortis Investment Management is one of Europe's twenty most well-known funds distributors (Sector Analysis, May 2002)

Fortis Investment Management: Global Investment Performance Standards (GIPS) – certificate for the highest and most universal ethical standards for the calculation and presentation of investment performance (PricewaterhouseCoopers, December 2002)

Information Banking: "Best Offshore Funds Service Provider" (GSCS Benchmarks, November 2002)

Information Banking: "Best general network for sub-custody" (GSCS Benchmarks, November 2002)

Financial performance in 2002

Private Banking's net operating profit before the value adjustment of the equity portfolio grew to EUR 97 million (+14%) in 2002, despite the sharp economic downturn and the slump in equity markets worldwide. The rise was mainly due to substantial cost-savings and strategic initiatives to increase revenues. Disregarding the effect of the takeover of Intertrust, the number of FTEs declined by 115. However, the takeover increased the number of FTEs from 2,346 to 2,566. Falling equity prices depressed the value of assets under management for private investors. These declined by 15% to EUR 50.7 billion at year-end 2002.

The net operating profit of Fortis Investment Management rose to EUR 49 million (+9%) in 2002. At the same time, costs were kept under control. Fortis Investment Management had a workforce of 639 at the end of the year, compared with 688 at year-end 2001 (-7%). Assets under management declined from EUR 79.4 billion at 2001 year-end to EUR 72.8 billion – an 8% decline that was entirely attributable to market trends.

Outlook

Private banking clients are looking for a service that is even more wide-ranging and tailored to their needs, pointing wealth management in the direction of total financial solutions. These range from the total management of assets and liabilities for individuals and companies to financial management on behalf of the entire family. To achieve this, the product offering is being extended to take in property, interest-rate and structuring products. At the same time, the centralization of support functions like securities handling and information systems will enhance cost efficiency and service quality.

Fortis Investment Management wants to further sharpen its customer focus, which is why it is concentrating on innovative and high-quality products like Collateralized Debt Obligations. Another priority is to expand the client base, primarily via its institutional presence in the United States.

The European countries outside the Benelux region offer ample growth opportunities for asset building. Pension funds and investment companies are being set up in countries like France, Germany and Italy, and prime brokerage activities and hedge funds will continue to be developed. As a result, a great many opportunities will arise for an integrated service provider like Information Banking, which has a presence in all major markets.

Insurance Netherlands



Strategy

With a market share of 12% Fortis ASR, which encompasses all of Fortis's insurance companies in the Netherlands, is the second largest insurer on the highly competitive Dutch market. It tackles the market through different brands. Fortis ASR's products are distributed via independent intermediaries who sell insurance policies and related financial products. To that end, Fortis ASR's companies work together with more than 8,000 advice offices that vary greatly in terms of features, size and marketing strategy.

Fortis ASR wishes to strengthen its market position using the relationship of trust that each of its companies has with these intermediaries based on its specific strengths. Its approach involves the offering of a wide range of products, excellent service, attractive conditions for working together and good personal contacts. Quality and efficiency are boosted and costs are reduced through greater cooperation and synergy between the different group companies. In the field of ICT, in particular, considerable benefits can be derived from the convergence of applications and infrastructure. Moreover, synergy benefits within Fortis can be achieved by, for example, exchanging best practices with Fortis AG in Belgium and identifying synergy opportunities with Fortis Bank in the Netherlands.

Key developments in 2002

The distribution strategy of Fortis ASR is successful, as is demonstrated by the fact that it once again succeeded in increasing its market share. Fortis ASR also scores highly in terms of quality, having again been rated as 'excellent' by intermediaries. In various performance surveys, both the smaller and larger brands of Fortis ASR achieved high scores. The key criteria are reliability and loyalty towards the intermediary, the knowledge level of the office staff, accuracy in drawing up policies, response time and telephone accessibility.

Fortis ASR is investing heavily in supply chain integration in an effort to improve communication with intermediaries, in matters including the transaction process. Giving intermediaries direct access to insurers' back offices via Internet technologies and automated links will significantly boost the efficiency and quality of the administrative processes. This yields benefits for insurers, intermediaries and consumers alike. Fortis ASR has a leading role in supply chain integration in the Dutch market and is actively committed to the creation of market standards.

Objective

Fortis ASR aims to further strengthen its strong market position in the Netherlands in life and non-life insurance products, mortgage loans and simple banking products via intermediaries who sell insurance policies. To boost quality and efficiency and to reduce costs, it also strives to intensify synergies within Fortis ASR and with the other Fortis businesses.



Amendments in legislation governing tax benefits for life insurances have once again had a major impact on life insurance companies. These changes not only hampered new production market-wide, but also hurt existing portfolios as premiums were released and insurances were cashed in. All this resulted in fundamental administrative changes. To respond effectively to the new situation, Fortis ASR has introduced new products and concepts, for example in the field of financial planning. To support them in this process, intermediaries are provided information and training.

Fortis ASR has continued to take steps in its efforts to promote greater synergy. To make the relationship with Fortis more visible, the name of the insurance group ASR (AMEV Stad Rotterdam) has been changed to Fortis ASR, and from now on the Fortis logo will be used. The group companies are also promoting their affiliation with Fortis. The efficiency and quality of corporate staff departments is being strengthened by the merging of local staff departments. The financial reporting structures have been brought into line with Fortis's approach. The two organizations of tied agents, the Insurance Union and the AMEV Consultants' Organization, are currently being merged. Cooperation in the field of reinsurance has been intensified. The ICT infrastructure was further harmonized and the two original ICT organizations have been integrated. The number of computer centres has also been reduced. On the social front, Fortis ASR reached agreement in 2002 with the trade unions and the Works Council on harmonizing working conditions on a cost-neutral basis.

Financial performance in 2002

In the light of market conditions Fortis ASR delivered a solid operating performance in 2002. Net operating profit before realized capital gains and the value adjustment of the equity portfolio came in at EUR 254 million (-2%). Net operating profit after realized capital gains, but before the value adjustment of the equity portfolio of Fortis ASR fell EUR 158 million to EUR 314 million relative to 2001, due to an EUR 153 million drop in realized capital gains. The number of FTEs stood at 5,187 at the end of 2002, relative to 5,269 at the end of 2001.

Gross premium income in Life insurance amounted to EUR 3,109 million, 10% lower than in 2001. The drop is primarily due to the EUR 349 million one-off pension portability from Fortis Bank in 2001.

Share of Insurance Netherlands in net operating profit* (2002)


13%

** before the value adjustment of the equity portfolio*

Fortis ASR's market share in the Dutch insurance market (2001)

ING	16,8%
Fortis ASR	12,5%
Aegon	9,7%
Delta Lloyd/ABN Amro	9,6%
Achmea	9,6%
Rabobank	8,1%
SNS Reaal	3,6%

Source: Assurantie Magazine, 13 December 2002

Gross premium income in the Netherlands
(in EUR million)


6000
5000
4000
3000
2000
1000
0
98
99
00
01
02
Non-life
Life

Without this, gross premium income in Life would have remained unchanged, even despite the introduction of the new tax regime in 2001 and the current uncertainty regarding new legislation for insurance products. Gross premium income in Non-life climbed 9% to EUR 1,850 million. Gross premium income in Accident and Health even increased 13% to EUR 893 million.

Mortgage activities, which are very important to Fortis ASR, once again showed buoyant growth. Production in 2002 increased 16% to EUR 8.2 billion. A shift was seen from unit-linked mortgages towards the more traditional types. Lower financing costs have been made possible thanks to the successful joint securitization programme of ASR Bank and Fortis Bank.

Outlook

The political situation in the Netherlands in 2002 brought on dynamic changes in the insurance market. Recent socio-political developments have again resulted in proposed amendments to legislation. The new political arena since the elections early in 2003 could have an impact on, among other things, the tax treatment of life insurances, salary savings schemes, the health care system and social insurances legislation.

Announced amendments to the supervisory regime for insurers, banks and intermediaries will also have a profound impact on the situation.

In spite of all this, Fortis ASR sees ample growth opportunities in both the shorter and longer term. Uncertainty about health care as the population ages has lifted demand for standard and supplementary pension insurances. Research has revealed that the pension build-up of nearly eighty percent of the Dutch population falls short of the generally accepted level of seventy percent of the last-earned salary. Potentially far-reaching privatization of the Occupational Disability Insurance Act (WAO) could stimulate demand for disability insurances. Growing dissatisfaction with the health care system will result in policy changes, which could offer new prospects, and the mortgage market remains attractive. Moreover, intermediaries have focused their attention much more on the non-life insurance market. The growing interest in advice offers excellent opportunities to intermediaries, and Fortis ASR will support them in the form of integrated advisory services.

Insurance Belgium and International





Strategy

Fortis AG markets its complete range of insurance products to both the private market and small and medium-sized enterprises in Belgium exclusively via a network of around 3,000 independent intermediaries. Its strategy is directed towards strengthening its market position, providing optimum support for intermediaries and controlling costs. To facilitate growth, Fortis AG aims to increase the number of active intermediaries, work with them more intensively and increase the range of savings and investment products offered. The growing use of Internet applications and the careful matching of the services to the intermediaries enhance internal productivity. At the same time automation of processes, simplification of procedures and innovation in products and services lead to cost savings.

In the corporate market, Fortis AG chooses a more diversified distribution strategy and high quality of service over price competition. By targeting clients individually, Fortis Employee Benefits can respond more effectively to the specific needs of each company. Fortis Corporate Insurance's leading position in the Benelux countries means medium-sized and large enterprises have access to a wide range of industrial services and expertise.

Acquisitions will be considered in selected international markets, provided these fit in with the business strategy. The main focus will therefore be on 'asset gathering' aimed at acquiring or maintaining market leadership and making use of specific expertise in bancassurance. In the United Kingdom, France and Luxembourg, Fortis wishes to further expand its existing activities. In Asia, Fortis is looking for partnerships with strong local partners with a wide distribution network and above-average growth and profitability prospects.

Key developments in 2002

Insurance Belgium

With its wide range of Life products, Fortis AG is able to respond to the rapidly changing needs of its clients. In the current financial environment, the intermediaries are increasingly projecting themselves as independent financial advisors. In response to this, Fortis AG has among other things launched the 'Modulife' concept. This is a flexible pension plan which has been greatly simplified administratively and which is geared to the specific needs of company managers and small businesses. In the area of investment products, Fortis AG has responded particularly to the growing demand for products offering greater certainty. Integrated online processing ensures further cost control.

Objective
Fortis AG aims to be the leading intermediary insurer in Belgium for Life and Non-life insurance, serving both the private market and small and medium-sized enterprises. It also aims to maintain its leadership in the field of employee benefits insurance for large companies and, through Fortis Corporate Insurance, in other non-life insurances. On an international level, Fortis wishes to build up a strong local market position in selected markets outside Belgium, the Netherlands and the United States.

In Non-life, Fortis AG places the emphasis more on innovation and high-quality service than on price competition. Following the successful introduction of 'Modulis' in 1999, a customized insurance concept for small and medium-sized enterprises, Fortis AG launched the modular multiproduct concept 'Familis' in September 2002. Familis enables the client to place several non-life insurance policies in a single package, so that he/she always has a clear and up-to-date overview of his or her insurances. The concept also provides budget protection for the family. The Familis concept can be created and managed solely by the intermediary via an online transaction system.

Fortis AG is the biggest provider of company employee benefits in the Belgian market. In 2002 Fortis AG developed an interactive and flexible group insurance concept which meets the requirements of the modern labour market. Employers and employees can consult their group insurance at any time and can manage their plan online via 'Fortis-e-Benefits', an online IT platform which combines innovation with user-friendliness.

Fortis Real Estate, the property division of Fortis AG, manages a portfolio totalling EUR 4.7 billion. In July 2002 Fortis AG acquired Bernheim Comofi. Largely thanks to the contribution of Interparking, with 263 parking garages in 79 cities in seven countries, this investment represents an excellent expansion of markets and activities. It also confirms and strengthens Fortis Real Estate's position as the leader in asset management property in Belgium, and creates interesting opportunities for the development of financial real estate products for the public at large.

Insurance International

Fortis Insurance International, formerly known as Fortis International, brings together all the insurance activities outside Belgium, the Netherlands and the United States. It has activities in Spain (CaiFor and Seguros BILBAO), the United Kingdom (Fortis Insurance Ltd.), Luxembourg (Fortis Luxembourg Assurances) and France (Fortis Assurances). In Asia, Fortis has entered into joint ventures in China (Taiping Life) and Malaysia (Mayban-Fortis).

Fortis is active in Spain via CaiFor, a 50% joint venture with "la Caixa", the biggest savings bank in Spain. CaiFor provides an umbrella for the life insurance company VidaCaixa and the non-life insurer SegurCaixa, both of which market their products via the 4,000-plus branch network of "la Caixa". VidaCaixa was the largest life insurer and pension plan manager in Spain in 2002. SegurCaixa, which mainly offers combination home insurance packages, underwent strong growth again, and currently has almost 400,000 customers. As well as through CaiFor, Fortis also has a presence in Spain via

Share of Insurance Belgium and Insurance International in net operating profit* (2002)



Insurance Belgium	9.5%
Insurance Internationaal	3%

** before the value adjustment of the equity portfolio*

Accolades

Fortis AG: "Gouden Regel" (Golden Rule) as recognition for a Belgian insurance company with initiatives and standpoints that are best geared to the interests of intermediaries (Federation of Insurance and Financial Intermediaries)

Fortis AG: 2002 Insurance Trophy in the category "Life products associated with an average-risk fund"

Fortis Insurance Ltd. (UK): "Motor Insurer of the Year" (Insurance Times Awards)

Gross premium income in Belgium
(in EUR million)


6000
5000
4000
3000
2000
1000
0
98
99
00
01
02
Non-life
Life

Seguros BILBAO, a medium-sized mixed insurer which operates through tied intermediaries. The integration of the portfolio acquired in 2001 from the Swiss Bâloise is proceeding well. Seguros BILBAO aims to boost its efficiency by further strengthening its distribution approach.

In the United Kingdom, Fortis Insurance Ltd. sells non-life insurance products through intermediaries to both the private market and small and medium-sized businesses. It combines extraordinarily good efficiency with competitive prices and a first-rate service. With a portfolio of 1.2 million vehicles, Fortis Insurance Ltd. is the biggest motor insurer within Fortis. Fortis Insurance Ltd. wishes to expand its successful business model for car insurance to its other insurance products.

In Luxembourg, the life insurance companies CGA Vie, GeneraLife and Fortis Luxembourg Vie pooled their strengths in June to form a single pan-European life insurer under the banner Fortis Luxembourg Vie. The company operates on the Luxembourg market via a network of tied intermediaries and through branches of Banque Générale du Luxembourg. In other European countries the company uses several channels, including independent financial intermediaries. Fortis Luxembourg also offers non-life insurance products in the Grand Duchy of Luxembourg (excluding motor insurance), mainly through agents.

In France, Fortis recapitalized its insurance subsidiary with an injection of EUR 165 million when the planned sale to the Swiss insurance group Swiss Life ultimately failed to gain the approval of the French authorities.

In Asia, Fortis is developing the bancassurance concept with a view to the long-term development of this region. Fortis acquired a 24.9% minority interest in 2001 in the Chinese life insurance company Taiping Life, which has a national insurance licence. Four regional offices were running in 2002, and agreements were reached with four major Chinese banks. In Malaysia the joint venture with Maybank, the biggest financial service provider in the country, is developing Life and Non-life products which are sold mainly through its branch network.

Financial performance in 2002

Fortis AG posted a net operating profit before realized capital gains and the value adjustment of the equity portfolio of EUR 206 million, relative to EUR 205 million in 2001 (+1%). Net operating profit after realized capital gains, but before the value adjustment of the equity portfolio amounted to EUR 231 million (-9%). Realized capital gains were EUR 23 million lower than 2001. Excluding the acquisition of Bernheim Comofi the number of FTEs at Fortis AG would have declined by 73 (-2%). Gross premium income in Life rose 2% to EUR 1,598 million. Lower premium income from unit-linked life insurance was offset by higher premium income from traditional individual life insurance and group life insurance. In Non-life gross premium income increased 8% to EUR 849 million. Gross premium income increased in all lines, in particular in Accident and Health, mainly owing to premium increases.

Fortis Corporate Insurance (FCI) is one of the main non-life insurers for medium-sized and large enterprises in the Benelux region. The available capacity in the market for industrial insurance contracted further in 2002, which again drove up premium levels in this market. FCI benefited from these developments and saw its gross premiums grow by over 35% to more than EUR 450 million. Premium income in fire and maritime insurance climbed by 69% and 66%, respectively. Unflagging efforts in pruning the portfolio and developing a selective acceptance policy also bore fruit in 2002. Net operating profit before value differences advanced to EUR 11 million in 2002, against EUR 7 million in 2001.

Fortis Insurance International achieved a net operating profit before realized capital gains and the value adjustment of the equity portfolio of EUR 66 million, a 27% decline relative to 2001. Part of this decline is attributable to the sale of Fortis Australia in 2001 and to the net operating loss of Fortis Assurances in France. The number of FTEs at end 2002 amounted to 3,162, relative to 3,150 at the end of 2001. In the United Kingdom, Fortis Insurance Ltd. continues to perform well, and Fortis's Spanish subsidiaries are also performing in line with expectations. The activities in Asia are promising. The activities of Mayban-Fortis made a positive contribution to the result. Since the start of the activities in early 2002 in China, Taiping Life has generated premium income of EUR 219 million.

Outlook

The new Supplementary Pensions Act will expand the possibilities for pension-building in Belgium. Social and sector pension plans can be developed in addition to the existing company plans. The new Act will make the administration of existing group insurances more complex, and its size and expertise mean that Fortis AG will be in a position to offer efficient solutions here. Fortis Employee Benefits will also extend its state-of-the-art IT platform, which was developed in Belgium, to other European countries where Fortis operates. Making more intensive use of Internet technology in various activities will enable Fortis AG to make its distribution channels even more cost-effective and more productive. Fortis AG intends to use the Familis concept to increase its market share in the family market in 2003.

Fortis Insurance Ltd. will invest further in electronic transaction processes, growth of its market share and operating efficiency. In Luxembourg, Fortis will build further on its relationship with Banque Générale du Luxembourg, and will develop partnerships with leading financial intermediaries with a view to addressing the private insurance market. Fortis has developed this international bancassurance concept for its private banking clients.

In a number of countries in Asia, Fortis will seek to make use of its knowledge and experience in the field of bancassurance to generate capital growth. Their markets offer good prospects for the future on account of the high savings ratio and strong economic growth.

Gross premium income of Fortis Insurance International
(in EUR million)


3500
3000
2500
2000
1500
1000
500
0
98
99
00
01
02
Non-life
Life

Successful joint venture with Taiping Life

- Taiping Life is one of the six life insurers in the People's Republic of China with a national licence
- Fortis now has a 24.9% stake in Taiping Life, which can be increased to 49% over time
- Bancassurance agreements concluded with Industrial and Commercial Bank of China, Bank of China, Agricultural Bank of China and China Construction Bank, all of which rank among the top 30 banks in the world in terms of total equity
- Fortis aims to use this joint venture to achieve critical mass in the short term



Insurance United States

Strategy

Fortis, Inc. encompasses four core activities, each of which addresses the market independently of the others. Assurant Group partners with leading financial institutions, auto and manufactured home dealers and retailers to provide consumers various specialty risk management products and services. They include insurance, warranties and certain membership programmes. Fortis Health offers individual, short-term and small employer medical insurance. Fortis Family and American Memorial Life Insurance Company (AMLIC) are both active in preneed funeral-related insurance. Fortis Benefits specializes in disability, dental and life insurance for employers and their employees.

Fortis has deliberately opted for these specialist niche markets in the United States. The companies that compose Fortis, Inc.'s portfolio of businesses are leaders in their respective markets. The companies' know-how gives them a competitive edge, while the portfolio's diversity provides a strong basis for further growth and higher returns and offers opportunities for the exchange of 'best practices'.

Share of Insurance United States in net operating profit* (2002)


13%

* *before the value adjustment of the equity portfolio*

Key developments in 2002

Assurant Group leads the financial services industry in credit insurance, third party administration of debt deferment programme, hazard insurance tracking, lender-placed hazard insurance and insurance for manufactured housing. Assurant has distinguished itself in the marketplace with its vast capabilities to provide clients with supporting technology, processing and marketing. This approach enables Assurant to spread its risk more effectively, broaden its revenue base and enhance operational efficiency.

In 2002 Assurant added several innovative products to its portfolio including home and auto protection programme for consumers, extended service contracts for recreational vehicles and personal watercraft, and personal computer insurance plans for travellers and students. The company established operations in Brazil and is building a new operations centre in Canada.

Assurant Group: better spread revenues

	2002	1998
Credit related	29%	67%
Property related	47%	13%
Extended Services	6%	6%
Accident Insurance	6%	0%
Debt Suspension	4%	0%
Other	8%	14%

Objective
Fortis, Inc. seeks to achieve market leadership in the United States, with specialty insurance and financial services.

Domestic expansion included opening a new, USD 20 million hazard insurance service centre in Springfield, Ohio, creating more than 700 new jobs at that location. Assurant is also increasing the call-handling capacity of its Lawton, Oklahoma call centre by about 60 percent.

Fortis Health is one of the United States' leading providers of medical insurance for individuals and small businesses. Fortis Health sells its products via more than 200,000 independent agents, and increasingly via strategic marketing partnerships with major distributors such as State Farm and the United Services Automobile Association (USAA). With its network of over 16,000 exclusive agents, State Farm is the largest provider of individual coverage for automobiles and homes in the United States. USAA numbers 4.5 million active and retired military personnel among its policyholders.

Fortis Health increased its product range in 2002 by now providing medical savings accounts, as well as the new health reimbursement accounts, to small employer groups; offering its agents the opportunity to sell an established international travel product; and launching medical, vision, dental and pharmacy discount card programmes. The company continued to see exceptionally strong sales of its short-term and student select insurance products. Fortis Health also continued its leadership and support of medical insurance-related tax credits' legislation in 2002 through meetings with key White House and Congressional leadership. As the only health insurance board member of the Council for Affordable Health Coverage (CAHC), Fortis Health worked with House and Senate leaders on healthcare coverage issues aimed at increasing choice, while holding the line on healthcare costs. The company also continued its strong focus on improving its risk position, thereby reducing its overall loss ratios.

Fortis Family and American Memorial Life together have more than 1.5 million clients through the companies' relationships with 5,000 funeral homes. Fortis Family sells funeral-related insurance through independent brokers and funeral directors. American Memorial Life has an exclusive contract with Service Corporation International, the largest provider of funeral, cremation and cemetery services in the United States. Both insurers have their own sales and marketing strategy, but share some back office activities, thus saving costs. The resultant synergies are on track, and have for example made possible the customer service initiative of paying claims within 24 hours and issuing policies within 48 hours. In 2002 Fortis Family secured the endorsement of Selected Independent Funeral Homes, a group that represents more than 900 independent funeral firms in the US and Canada, well positioning them for further expansion in the relatively underdeveloped Canadian preneed insurance market.

Fortis Benefits offers customized employee benefits solutions to small to medium-sized businesses by partnering with a network of independent brokers. Fortis Benefits' group life, disability and dental insurances are tailor-made to meet their clients' requirements. In addition, with escalating healthcare costs in the US, Fortis Benefits' "voluntary" (paid for by employees) insurance products allow employers to offer alternative benefits to their employees while keeping their costs under control.

The integration of two companies acquired in 2001 – Protective Corporation's dental business and CORE, Inc., a provider of employee absence management products – is progressing well. These acquisitions have allowed Fortis Benefits to offer an expanded array of dental products, providing customers more flexible benefit options. In response to customers' requests, Fortis Benefits expanded its Online Advantage programme in 2002. Now more than 15 percent of Fortis Benefits' customers administer their policies online, eliminating paperwork and increasing convenience. Another accomplishment in 2002 was the introduction of a new collaborative selling model for group and voluntary products designed to increase sales and potential profitability with more specialized service and tailored benefit plans for brokers, employers and employees.

Financial performance in 2002

In 2002, Fortis, Inc.'s net operating profit before realized capital gains and the value adjustment of equity portfolio climbed 11% to EUR 359 million, the best result ever. Excluding the effect of the cheaper dollar, the rise was even bigger at 17%. Relative to 2001 year-end the number of FTEs at Fortis, Inc. increased 6% to 11,823, due to the expansion of Assurant's activities. The effect of impaired bonds on results remained limited to EUR 60 million.

Fortis, Inc. achieved particularly good results in Accident and Health insurance. The EUR 35 million rise in net operating profit was primarily attributable to the performance of Fortis Health. Health insurance for individuals and small enterprises performed particularly well, owing to improved claims ratios.

Outlook

Fortis, Inc. will encourage organic growth in its four core specialty activities. It will also work on the further integration of the back-office systems and on the exchange of best practices among its four niche markets. In the short term the emphasis will be on further integration of the recent acquisitions, Protective Dental and CORE, Inc., and opportunities for selective acquisitions to build these four businesses will also be pursued. In addition, Fortis, Inc. is studying the opportunities for acquiring additional specialist companies in new niche markets that offer unique products and services and have above-average growth perspectives. Economies of scale are very important in the insurance market, and external growth enables higher revenues to be generated with proportionately less cost in key areas such as IT infrastructure and marketing.

Breakdown of net operating profit of Fortis, Inc. (2002)



Assurant Group	40%
Fortis Health	28%
Fortis Family and American Memorial Life	15%
Fortis Benefits	17%

Social and environmental responsibility

Sustainable economic growth and social and environmental responsibility are important considerations for the way in which Fortis operates. A strong commitment to the well-being of its millions of customers and deep roots in its businesses' local communities: this is what defines Fortis and its 69,000-strong workforce.

Code of Conduct

June 2002 saw the launch of Fortis's corporate Code of Conduct across the world. Developed, amongst other reasons, to protect its reputation as a solid partner acting in accordance with its corporate values – stable, caring, innovative and straightforward – the Code of Conduct describes standards governing the relationship between Fortis's employees and shareholders, customers, colleagues and society at large. All Fortis employees are expected to uphold these standards at all times. Its general nature means that the Code should be seen as a basic starting point only. Individual Fortis companies or businesses may have their own, more specific safeguards in force, customised to fit their activities and local regulations. Fortis's employees have an extensive network of compliance officers across all businesses to turn to for advice and support.

Shareholders

Fortis is committed to applying the principles of good corporate governance, aiming for an effective and transparent management structure with the right division of responsibilities between executive and regulatory functions. All shareholders have equal rights and entitlements – e.g. voting rights, dividend entitlements – and the section on corporate governance provides a comprehensive review of these and many other aspects of Fortis's relationship with its shareholders.

Customers

Fortis is always looking for distinctive solutions that will better meet its customers' needs. Clear and straightforward information is a key precondition for solid relationships with customers. Fortis serves and communicates with its customers both face-to-face and through other channels such as the Internet, telephone and electronic banking.

Customer satisfaction surveys provide an important source of information for Fortis to help optimize its products and services. Customer views are gathered in a variety of ways, from brainstorming in customer panels, advisory bodies and call centres, through direct mail and dealing with complaints by Fortis's own Ombuds Office.

Fortis aims to keep its corporate reputation as a reliable financial services company beyond reproach at all times, taking great pains not to enter into any relationship with people or organizations involved in or suspected of illegal or unethical activities. What is more, Fortis actively pursues anti-fraud and anti-money laundering policies.

Sustainability plays a part in Fortis's financing and investment policies. MeesPierson's private banking arm, for one, has fully incorporated socially responsible investing into its investment policies. Striving to contain risks in all stages of its investment process and wishing to use top-tier research in its efforts to do so, MeesPierson in 2001 joined forces with Triodos Bank and the PGGM pension fund to create an independent research centre: Dutch Sustainability Research (DSR). DSR gathers information about the sustainability of listed companies across the world and is the Netherlands' Sustainable Investment Research

International (SiRi) representative. Drawing on SiRi's research capacity and its prestigious worldwide network, MeesPierson is able to offer its customers solid and well-founded advice on investing in sustainable investment funds or in shares of socially and environmentally responsible companies.

Fortis Investment Management also manages two sustainable investment funds: Altervision and Fortis L Fund - Equity Socially Responsible Europe. These funds primarily invest in European companies that stand out for their emphasis on the quality of life, respect for human rights and work relationships.

The launch in 2001 of Fortis Green Bank and its Green Bank Certificates received a very warm welcome from the Dutch general public. But when the country's new government appeared to be about to scrap the environmental policies that underpinned this venture, Fortis decided to temporarily shelve the sale of its successful certificates in early July 2002. With the Lower Chamber having brought clarity to this issue as the year progressed, the sale of Green Bank Certificates was resumed in December 2002. Money so committed has been invested in projects whose 'green' status has been granted official government recognition, such as green-label greenhouses and biomass gasification plants.

In addition, Fortis ranks among the biggest financial sponsors of wind energy, financing various projects in the United States, Canada, Germany, Italy and Spain, among other countries. In fact, Fortis Bank received the 2002 Deal of the Year Award for funding the USD 121 million AEP Desert Sky project.

People at Fortis

Fortis employs around 69,000 people in over 50 countries, the majority of them in the Benelux region (66%), the United States (18%) and Asia (2%). Its employees are Fortis's most important asset, and its human resources policies all hinge on the conviction that it is their knowledge, expertise and ability to constantly grow and develop that will ensure Fortis's lasting success.

In 2002 Fortis began setting up a new HRM organisation, the main aim being to shape a unique Fortis identity across countries and businesses, based on global HR views and policies. Such policies are developed in close consultation with Fortis's individual businesses, which are themselves responsible for hiring, training and motivating their own employees within HR's general policy framework.

Fortis's policies and corporate culture are geared towards increasing its employees' commitment to the company, with employment and working conditions encouraging employees to perform at the highest levels. The right pay is only a start: Fortis offers a variety of opportunities for personal development. It devotes a great deal of attention to training its employees, offering a wide range of training options and opportunities, both job-related and in terms of personal development. In 2002 Fortis spent over 3.5% of its wage bill on education and training. In addition

Workforce
(average number of FTEs in 2002)

	Banking	Insurance	**Total**
Belgium	21,580	4,670	**26,250**
The Netherlands	9,594	5,416	**15,010**
Luxembourg	2,483	119	**2,602**
United States	299	11,747	**12,046**
Rest of the world	6,812	3,079	**9,891**
Total	**40,768**	**25,031**	**65,989***

** This also includes staff not employed by Banking or Insurance* to the usual range of training opportunities, Fortis Bank's Belgian workforce was offered special training as part of the bank's positioning as 'Customer Bank'. Launched in 2001, 'Next Generation Leadership' and 'Fortis Venturing' were continued successfully in 2002.

Striking a balance between work and personal life is another key focus of Fortis's human resources policies. Issues addressed in 2002 included workload, RSI, integration after prolonged absence and sick leave.

Fortis is committed to a safe and healthy working environment. Its internal health and safety service aims at all times to guarantee Fortis employees' safety, to promote their health and to encourage their well-being, thus contributing to the employability of Fortis's human capital – the very cornerstone of sustainable and healthy returns.

Restructuring at Fortis Bank has resulted in various redundancy schemes, with employees over the age of 56 in the Netherlands and over 55 in Belgium being offered an opportunity to take voluntary early retirement. The Netherlands saw a take-up rate of 82%, compared with 30% in Belgium. Employees joining such schemes receive extensive guidance and counselling.

Fortis encourages all employees to exercise their employee participation rights. Employees' legal representatives such as works councils and trade unions play an important part in the open and direct dialogue that Fortis is always looking for. Alongside the various works councils, Fortis engages in international employee consultation through a European Works Council. With its 38 members representing a total of 40,000 Fortis employees in ten European countries, this Council reviews matters that are important to Fortis employees in a European context. In 2002 it met twice to discuss with Fortis's management a range of issues such as the company's financial results, various internal cases, business ethics, the general Code of Conduct, Fortis's employee stock option plan, as well as the Council's own role in relation to the local works councils. Aside from its meetings with management, 2002 also saw the Council agree to meet informally, allowing its members from the ten different countries to catch up with, consult on and arrive at a common position on management statements.

Society at large

Fortis encourages its employees to get actively involved in their local communities, by doing voluntary work for instance. Fortis Foundations in Belgium, the Netherlands and the United States run projects in areas such as social well-being, health, education, nature and the environment.

Belgium's Fortis Foundation provides direct assistance to society's underprivileged, i.e. victims of poverty and social outcasts. Support is mostly given to children and teenagers, although there is also a strong focus on promoting solidarity between the generations. Examples of projects for which Fortis Foundation Belgium provided financial support in 2002 include the purchase of teaching materials, setting up playgrounds and activity centres, and financing holidays and sporting activities for sick and/or deprived children and youngsters. Fortis's employees suggest these projects themselves. From 2002 they can also give back to their communities by participating in the so-called Solidarity Days, when practical assistance is offered to all kinds of community initiatives. In addition, Fortis Foundation Belgium has teamed up with Leefsleutels in a campaign to educate youngsters on health issues and prevent substance abuse and other types of harmful behaviour. Lastly, the VIVA Association – an FB Insurance initiative – has for many years provided significant financial support to fundamental cancer research in Belgium.

Fortis Foundation Netherlands organizes and facilitates social activities for and by its employees. In 2002, over 2,000 Fortis employees contributed to society through the foundation, with nearly 500 social organisations appealing for their assistance and receiving financial help. Projects ranged from refurbishment of community facilities to organizing festivities for the disabled and helping the elderly get to grips with using their PINs and smart cards. After gaining second prize for its activities in the International Year of Volunteers 2001, Fortis Foundation Netherlands went from strength to strength in 2002: it was officially commended as running the best initiative in employee voluntary work with its City Team project, through which it helps youngsters between the ages of 16 and 30 to develop leadership skills and take charge of their own lives. Coming from deprived and varied backgrounds, these youngsters are offered workshops by Fortis trainees – which ties in with Fortis's training of its own management trainees, helping them broaden their experience and ensuring they will continue to be a force for social good in the future.

In the United States, too, Fortis companies have strong roots in their local communities. By taking part in community-based projects – through sponsoring, donations and voluntary work by employees – Fortis does its bit to help combat disease, promote education, assist and protect children and prevent hunger and homelessness. Fortis, Inc. and its subsidiaries encourage their employees to actively provide help and support to others.

Environment

Fortis recognizes the need to protect the environment and takes great care in its handling of natural resources such as power and water, while also pursuing a carefully considered policy towards the disposal of waste.

Following a lead from Fortis Bank's main office in Rotterdam, Fortis's Utrecht head office introduced a waste-separating system in November 2002. Waste is separated at source by means of a recycling collection point placed near each workstation, into which employees put their own waste materials. This allows for subsequent recycling and is thus less harmful to the environment. The system is supplied by Waste Care Systems, which in 2001 was awarded the prestigious Ondernemersprijs.

Under an agreement with the Dutch government, Fortis has pledged to reduce its energy consumption, with Fortis Bank committed to a 25% cut by 2005 and Fortis's insurance arm to a 23% reduction by 2006 compared with a decade earlier. Company energy plans which Fortis Bank has put into place in the Netherlands are currently on target.

In Belgium, Fortis Bank has embarked on an environmental programme involving paper, energy and water, waste, transport, air and soil, nature and green spaces. Fortis's Brussels-based headquarters will serve as the pilot project, as this location qualifies for the 'Eco Dynamic Enterprise' label bestowed by the Brussels Institute for Management of the Environment. Under the scheme, waste paper and cardboard are collected separately, as are ink cassettes and cartridges, batteries and miscellaneous waste.
In 2002 Fortis Bank Belgium managed to cut paper use by over 6% compared with the previous year.

Risk management

Fortis's banking and insurance activities are exposed to various types of risk. It is important that these risks are measured and monitored accurately, and with this in mind Fortis is working on the development of a consistent methodology which will be applied throughout the entire organization. In addition, Fortis pursues a prudent risk policy[1]. The specific organizational structure for the risk management activity is entirely geared towards these goals.

Centrally controlled organization

Fortis has a centralized organizational structure for risk management. The Board of Directors monitors group solvency and determines the general risk/return requirement. At the level of the Executive Committee, a subcommittee chaired by the CEO and CFO is responsible for setting the strategic guidelines and producing consolidated reports on risk management at group level. The subcommittee also allocates economic capital to the various Fortis entities and monitors the warning system for the solvency position. The banking and insurance activities each have their own responsibilities within this overarching monitoring of the risk management activities.

In the banking activities, these responsibilities lie with the Board of Directors and the Management Committee. This Committee is assisted by a number of specific committees, such as the asset and liability management committee (ALM), the policy committee for operational and market risks, the credit policy committee and the credit committees.

Responsibility for risk management in the insurance activities lies with the individual companies, since these are closest to the source of the various risks. In 2002 a common quarterly reporting system for global risk exposure was launched for the insurance activities.



Risk
Investment Risk
Underwriting Risk
Operational Risk
Market Risk
Credit Risk
Life Risk
Non-life Risk
Business Risk
Event Risk

[1] *Detailed information on risk management is given in Fortis's Annual accounts*

Market risk

The market risk is the risk of losses due to sharp fluctuations on the financial markets - in share prices, interest rates, exchange rates or property prices. These fluctuations also create risks which impact on the structural positions of the banking and insurance activities (ALM risk) and on the trading positions taken by the banking business (trading risk).

Fortis monitors and controls its ALM risk with the aid of risk indicators, such as base point sensitivity (which indicates how much the market value of all assets and liabilities would change if each point on the interest swap curve were to be individually raised or lowered by one basis point), the duration of net equity (a general measure of interest rate risk), the earnings at risk (an indicator that simulates changes in the impact of an interest rate movement on future earnings) and the 'Value-at-Risk' (VaR).

In the banking activities, the term of the assets is longer than that of the liabilities. As a result, an upward movement in the interest rate curve on the capital market will lead to a more pronounced fall in the assets than in the liabilities. This also has the effect of reducing the value of the Bank, which is the difference between its assets and liabilities. A movement in the opposite direction increases the Bank's value. In the insurance activities, by contrast, the liabilities have a longer term than the assets. Moreover, traditional insurance products generally incorporate guaranteed interest rates. As a result, an upward movement in the interest rate curve has a favourable effect and boosts the value of the insurance activities. Conversely, a downward movement will reduce the value.

This fundamental difference in the balance sheet structure of the banking and insurance activities means that the combination of the two activities reduces the overall impact on the group of interest rate movements.

The trading risk is closely connected with the activities of Merchant Banking. This risk is also tracked using the VaR indicator, based on a horizon of one day and a reliability interval of 99%.

Credit risk

The credit risk is the risk arising when a borrower or counterparty is no longer able to repay their debt. This may be the result of inability to pay (insolvency) or of government restrictions on capital transfers.

This risk arises with classic lending – mainly in the banking business – and with the purchase of investments – mainly in the insurance business. Both parts of Fortis possess instruments to evaluate and monitor these risks effectively.

There are three main sources of credit risk within the banking activities: the counterparty risk, the transfer risk and the settlement risk. Fortis Bank applies strict checking procedures within a fully independent credit approval process. In essence, the credit policy aims to spread the risks across several sectors, countries and markets.

In addition, Fortis Bank uses an internal rating system for credit risk management, which is applied to its total credit portfolio based on statistical analyses and the expected default frequency. This enables individual credits to be assessed on the basis of risk. It also generates the information needed to calculate the economic capital and the risk-adjusted returns.

Since 2000, Fortis Bank has been actively pursuing a policy of improving the risk/return profile of its credit activities. It is also seeking to reduce the outstanding credit risk by securitizing part of the existing credit portfolio. The credit risk in the insurance activities relates mainly to the counterparty risk in investments. Fortis limits this type of risk by setting strict creditworthiness standards for investments and by spreading investments across sectors and regions. A substantial part of Fortis's insurance portfolio in the Benelux countries is invested in fixed-income securities which are covered by direct or indirect government guarantees. In response to developments on the financial markets in 2002, Fortis devoted special attention to monitoring this credit risk and taking appropriate measures where necessary.

Underwriting risk

The underwriting risk relates to the risks inherent in the insurance activities in addition to the ALM risk referred to earlier. The life assurance risk relates to discrepancies in timing and amounts in life insurance policies. The risk in the Non-life activities arises from the degree of variability of future claims and the uncertainty concerning developments with respect to existing claims.

Fortis's actuarial departments regularly assess the adequacy of the insurance charges and technical provisions. Reinsurance is practised mainly in Non-life.

Trading risk: breakdown of VaR by risk type (in 2002)
(in EUR million)


30
25
20
15
10
5
0
Q1
Q2
Q3
Q4
Total VaR
Equities
Commodities
Interest Rate
Foreign Exchange

Economic capital by risk type
(after diversification, year-end 2002)



ALM Risk	38.5%
Trading Risk	3.3%
Credit Risk	46.3%
Operational Risk	11.6%
Insurance Risk	0.3%

Strong solvency
(in EUR million)


20000
15000
10000
5000
0
A
B
C
D
E

Banking
Insurance

A Fortis minimum
Bank: 6% of Risk-Weighted Assets (Tier-1)
Insurance: 1.75 Statutory requirements

B Fortis maximum
Bank: 7% of Risk-Weighted Assets (Tier-1)
Insurance: 2.50 Statutory requirements

C Legally required minimum

D Net Core Capital

E Economic Capital

Operational risk

The operational risk encompasses all risks which are not specifically connected with the performance of banking or insurance activities. For the purposes of reporting and monitoring, this risk can be divided into two categories. The first comprises the risk of losses due to non-recurring events such as system error, fraud, crime, legal proceedings or damage to buildings or equipment. The second category incorporates the business risk, and in particular losses due to changes in the structural and/or competitive environment.

In 2002 Fortis took initiatives to improve the monitoring and control of this risk through better assessment and measurement. Fortis developed a specific instrument for this, which is applied throughout its global operations. Information is now gathered immediately and in accordance with the internal and external requirements, as stipulated in the latest advisory document of the Basel Committee. In addition, Fortis is a co-founder of the Operational Risk Data Exchange Association (ORX). This joint initiative by a number of major international banks provides for the exchange of data to enable the operational risk to be analysed and modelled more accurately.

Economic capital

The 'economic capital' is calculated on the basis of the relative importance of each risk category. It represents the amount of capital needed to guarantee the solvency of Fortis with a reliability interval of 99.97%, given the concern's risk profile. This calculation is based on a method developed within Fortis. The methodology is continually refined and adjusted. Coherence between all measurement and control instruments is intensified by the fact that a single central team is responsible both for modelling and for the policy lines.

Using this methodology, the capital requirements were calculated separately for each type of risk. Since it is extremely unlikely that all risks will manifest themselves at the same time, the amount of capital and reserves required to cover the risks is lower than the sum of all individual risk components. In short, instead of simply adding up the capital requirements for each risk category in order to obtain a total picture for Fortis, therefore, allowance is made for the tendency of certain risks to evolve simultaneously.

RoRAC

The Return on Risk-Adjusted Capital (RoRAC) is a performance yardstick which establishes a consistent relationship between the risks and returns of the various activities. The RoRAC is calculated by dividing the risk-weighted return by the economic capital. The risk-weighted return is itself determined on the basis of the net operating results, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

Return on Risk-Adjusted Capital
(in EUR billion)

	Economic capital	RoRAC [1] in % (after tax)	RoRAC [2] in % (after tax)
Network Banking	8.97	6.2	12.4
Merchant Banking (including Information Banking)	1.15	22.2	22.2
Private Banking and Asset Management	0.23	67.4	67.4
Fortis ASR	1.50	(37.6)	23.8
Fortis AG and Fortis Insurance International	1.39	(3.5)	20.9
Fortis, Inc.	0.49	61.7	59.5
General Account	0.54		
Total Fortis	**14.27**	**4.6**	**16.5**

[1] *Based on net operating profit*
[2] *Based on net operating profit before value adjustments and realized capital gains*

Prudent risk policy

Fortis is convinced that its solvency remains robust despite the difficult market conditions in 2002, which will continue into 2003. This conviction is based on Fortis's solid and carefully thought out approach to monitoring the capital requirements. Systematic follow-up of the economic and regulatory solvency position avoids the need for drastic interventions. The successful placement of a FRESH bond (Floating Rate Equity-linked Subordinated Hybrid Capital Securities) with investors in April 2002 to an amount of EUR 1.25 billion contributed to this. Internal control systems are also in place to check and monitor the natural risk cover against interest rate movements. The impact of interest rate movements is analyzed, taking account of the diversification in banking and insurance activities. In addition, the Fortis Risk Committee has instructed every insurance activity to evaluate its equity positions and to limit the outstanding risk, by replacing low-quality equities with high-quality ones and by selling part of the portfolio. Fortis thus reduced its equities portfolio by 11% in the fourth quarter of 2002. By selling equities that are unlikely to recover swiftly, Fortis has considerably improved the quality of its equities portfolio. As an additional safeguard, the limits for the equity portfolios were revised in 2002 and will be evaluated and refined in 2003.

Basel II

The Basel Committee is working in consultation with the international financial industry and the national regulators to develop a New Basel Capital Accord, known for short as Basel II. This will create a better match between the capital buffer that banks have to set aside when granting credits and the actual credit risks. Although this accord on minimum capital requirements is not expected to come into force before 2006, Fortis Bank set up a steering group as early as March 2001. Since the end of 2001 four cross-border working groups and 90 staff have been respectively working on credits, operational risk, accounting and IT. For its credit risk, the Bank has opted for the Internal Rating Based method, in which it assesses the risk of failure on the part of the counterparty on the basis of its own historical data. The plans laid down in 2002 will be worked out and implemented in the period 2003-2005. Like most international financial institutions, Fortis participated in a study aimed at evaluating the quantitative impact of the current proposals. Once the standards and regulations have been defined and translated into European and national guidelines, further analysis should demonstrate the impact for Fortis of the new regulations for capital requirements.

Corporate governance

In 2002 corporate governance was affected by a number of significant developments and proposals for regulatory changes. In the United States the Sarbanes-Oxley Act introduced an extensive new set of rules, certification requirements, registration obligations and disclosure requirements. Under the provisions of the Securities Exchange Act, however, the Sarbanes-Oxley Act does not apply to Fortis. In Europe reports, laws, regulations and proposals or additional regulations were issued, both on a European level and a national level. Fortis monitors these developments closely and supports initiatives to achieve effective and transparent corporate governance. Fortis nevertheless believes that the sharp increase in rules and regulations substantially hampers the capacity of companies to adjust to their complex business environment.

Efficient corporate governance is rooted in respect and a company culture based on integrity that regulates individual behaviour, the division of responsibilities and monitoring systems. Efficient corporate governance is also an ongoing process that, in a manner specific to each company, integrates the rules and regulations for sound business conduct with the available systems for risk evaluation and control necessary for its development.

With this in mind, Fortis endeavours to continuously improve every aspect of its approach to corporate governance. The Board of Directors evaluates its corporate governance at least once a year and decides to adjust it if necessary, taking into account new legislation, best market practices and the needs of Fortis.

The Fortis share

The Belgian company Fortis SA/NV and its Dutch counterpart Fortis N.V. are Fortis's two parent companies. They head the organization.

The Fortis share represents a 'twinned' equity holding in both Fortis SA/NV and Fortis N.V., with the associated voting, dividend and other rights. A total of 1,335,062,099 shares were issued and paid up as at 12 March 2003. Each share carries a single vote at the shareholders' meeting of both Fortis SA/NV and Fortis N.V. The latter's authorized capital also includes A and B cumulative preference shares. Fortis N.V. has granted a call option on A cumulative preference shares to Stichting Continuïteit Fortis. Further information in this regard can be found in note 8 of the Annual accounts.

General Meeting of Shareholders

Fortis shareholders are entitled to attend and cast their votes at the General Meetings of Shareholders of both companies. They can do so in person or by proxy. The two meetings are held one after the other to give shareholders the opportunity to attend both meetings. They basically deal with the same matters, including the annual report, dividend, amendments to the articles of association and the issue and purchase of equities. The articles of association specify that agenda points have to be approved by both meetings if they are to be enacted. The agenda for the shareholders' meeting is drawn up by the Board of Directors, but Fortis shareholders are also entitled to put forward matters for discussion or voting at the shareholders' meeting, in accordance with the articles of association.

Appointment and reappointment

Members of the Board of Directors are appointed by the shareholders. Non-executive directors are appointed for a maximum term of three years. The upper age limit for non-executive directors is 70, although exceptions can be made in special circumstances. The upper age limit for the CEO is 60, which can be raised to 65.

Individual members of the Board of Directors are not automatically reappointed. The chairmen must first evaluate the performance of members who wish to be considered for reappointment. The Compensation and Nominating Committee then makes a recommendation to the Board of Directors, which in turn submits the candidate's reappointment to the General Meeting of Shareholders. Shareholders, finally, vote on whether or not to reappoint the proposed individual to the Board of Directors.

Dividend

A unique feature of the 'twinned' Fortis share is that holders can choose whether they want to receive a dividend originating in Belgium or the Netherlands, thus ensuring the continuation of the various tax benefits open to them. Fortis's dividend policy is geared towards the distribution to shareholders of roughly 40–45% of net earnings. Further information regarding the dividend can be found in note 19 of the Annual accounts.

Board of Directors

The Fortis Board of Directors is made up of a maximum of seventeen members, a maximum of sixteen of whom are non-executives, with one executive member, the Chief Executive Officer (CEO). The responsibilities of the Board of Directors are laid down by law and in the articles of association and internal regulations. The internal regulations also specify the working methods and composition of the Board of Directors and its committees, the organization of the Board's meetings and the Board's decision-making process.

Independence

The Board of Directors focused intensively in 2002 on defining the independence of its non-executive members, leading it to adopt the following principles:

- A non-executive director may be considered as independent if he/she does not have a business or other relationship with Fortis that could impinge on his/her independence of judgement. The Board of Directors takes account of relationships such as those of a significant customer, supplier or shareholder of the company, or affiliate with such parties, when considering the independence of its members and of candidates for a seat on the Board.
- In the Board's view, a significant shareholder is one that holds at least 10% of outstanding Fortis shares. On 31 December 2002 Suez held 10.5% of outstanding Fortis shares. The Board considers that a person holding an executive position at a significant shareholder can be construed as non-independent. Ms. C. Morin-Postel held an executive position at Suez in 2002.
- The Board takes the view that holding a non-executive directorship at a significant shareholder need not prevent this person from being considered to be independent. Mr E. Davignon is a non-executive director of the Board of Directors of Suez.
- No member of the Board of Directors has any other significant relationship with the company or is affiliated with a party that does have such a relationship with the company.
- With effect from 1 January 2003 a former Fortis executive appointed for the first time as a non-executive director within two years after he or she held such an executive position must be considered "non-independent" for a period of three years.

Meetings

In principle, the Board of Directors meets ten times a year, according to a fixed timetable, and on as many other occasions as the group's interests require or at least two members of the Board consider it desirable. The matters to be dealt with are incorporated in an overall annual agenda. The matters to be dealt with at each meeting are finalized in consultation between the two chairmen and the CEO no less than two weeks prior to the meeting. Members of the Board of Directors receive the meeting documents in good time – i.e. at least five days before the meeting – to enable them to prepare properly. In principle, decisions of the Board of Directors are taken by qualified majority voting. In practice, however, all decisions are taken unanimously and on a consensus basis.

The Board of Directors met on nine occasions in 2002. Recurring issues included the financial results, the economic outlook and the strategy to be pursued by the different elements of Fortis. Strategic discussions form part of the basis on which Fortis's overall strategy is oriented. The Board of Directors also discussed the financial market crisis, the budget, Fortis's overall strategy, the employee and management equity and option plan, the purchase of Intertrust and Bernheim-Comofi and the sale of TOP Lease. The composition of the Executive Committee and the remuneration of its members were other matters resolved by the Board.

Remuneration

The remuneration of non-executive directors comprises a fixed annual sum plus an attendance fee for each Board Committee meeting. They do not receive any variable or profit-related compensation, option rights, equities or fees of any other kind. The total remuneration of non-executive directors amounted to EUR 2.3 million in 2002.
The CEO's remuneration consists of a fixed base salary, a variable annual incentive and a variable long-term incentive granted, in 2002, partly in the form of option rights and partly in cash. The level of the variable remuneration depends on factors such as individual performance, the performance of Fortis relative to predefined targets and the performance of Fortis relative to several companies in the same sector. The CEO received remuneration equal to EUR 2.1 million in 2002.

Two non-executive directors hold option rights arising from their previous executive positions. The CEO holds options and stock appreciation rights arising from his current post. Several members of the Board of Directors hold Fortis shares. The option and share ownership of all members of the Board of Directors as at 1 September 2002 was reported to the Netherlands Authority for the Financial Markets as required under Dutch law. Directly or indirectly they jointly hold 780,846 shares and 228,500 option rights.
Note 18 of the Annual accounts focuses in greater depth on remuneration policy, the actual remuneration of members of the Board of Directors and ownership of Fortis option rights and shares.

Members of the Board of Directors have not been provided with loans or credit other than those granted in the normal course of Fortis's financial operations on the same commercial terms as would apply to our customers. Details of loans and credit provided to members of the Board of Directors are set out in note 18 of the Annual accounts.

Committees

Four committees have been set up within the Board of Directors: a Chairmen's Committee, an Audit Committee, a Risk and Capital Committee and a Compensation and Nominating Committee. The composition and responsibilities of these committees are specified in a set of rules. Committee members offer specific expertise in the relevant field, which means that each committee delivers genuine added value. The committees are tasked with a variety of preparatory and support activities for the Board of Directors

Chairmen's Committee

The members of the Chairmen's Committee are Mr. Glasz, Mr. Lippens, Mr. Davignon, Mr. Hielkema, Mr. Slechte, Mr. van Rossum and Mr. Van Waeyenberge. The committee is responsible for preparing meetings of the Board of Directors.

It also discusses the strategic proposals the CEO intends to present to the Board of Directors, informs the Board of its findings and provides the CEO with a sounding-board during the implementation of strategic plans that the Board has approved. The Chairmen's Committee met ten times in 2002.

Audit Committee

The members of the Audit Committee are Mr. Croes and Mr. Westdijk (both are chairmen), Mr. Glasz, Mr. Lippens, Mr. Schröder and Mr. Speeckaert. They are supported by Fortis's General Auditor. The Audit Committee helps the Board of Directors to fulfil its responsibility for the quality of financial and management information, the appraisal of financial results and the quality of internal and external auditing. It also oversees the quality and accuracy of the information provided to shareholders, management bodies and external regulators, the consistent application of accounting principles, risk reporting and business operations. The Audit Committee met on four occasions in 2002. See page 61 of this Annual review for the Audit Committee's report.

Risk and Capital Committee

The members of the Risk and Capital Committee are Ms. Morin-Postel and Mr. Glasz, Mr. Lippens, Mr. Hessels, Mr. Hielkema, Mr. van Rossum and Mr. Van Waeyenberge. The committee is assisted by Fortis's Chief Financial Officer. The Risk and Capital Committee advises the Board of Directors on Fortis' solvency and risk profile. The committee met three times in the year under review to discuss risk management, capital availability, economic capital, the quality of the credit portfolio and movements in the value of the equity portfolio.

Compensation and Nominating Committee

The members of the Compensation and Nominating Committee are Ms. Roobeek and Mr. Glasz, Mr. Lippens, Mr. Davignon, Mr. Janssen, Mr. Slechte and Mr. van Rossum. The CEO does not attend the meeting regarding his personal remuneration. The Compensation and Nominating Committee advises the Board of Directors on remuneration policy and the remuneration of members of the Board and the Executive Committee, on the appointment and reappointment of members of the Board of Directors and Executive Committee, and on Fortis's employee and management stock and option plan. Another of the committee's duties is to set the frame of reference for the remuneration policy for senior management at Fortis. The committee met on four occasions in the year under review.

Executive Committee

Composition and appointment

The Executive Committee has eight members, of whom only the chairman – the CEO – has a seat on the Board of Directors. With the exception of the CEO, the members of the Executive Committee are appointed by the Board of Directors at the CEO's recommendation. As a member of the Board of Directors, the CEO is appointed by the General Meeting of Shareholders at the Board's recommendation. Apart from the CEO, members of the Executive Committee hold permanent executive positions at other Fortis companies. They are responsible for the organization and development of their specific businesses.

Task

The CEO is responsible for day-to-day management, for setting the strategic priorities for Fortis's development and for implementing these plans after the Board of Directors has approved them. Among other things, the Executive Committee makes proposals in this regard for acquisitions, divestitures and capital allocation. The CEO then submits these plans for the approval of the Board of Directors. The Executive Committee meets twice a month according to a fixed timetable, and on as many other occasions as the group's interests require.

Remuneration

The remuneration of members of the Executive Committee consists of a fixed base salary, a variable annual incentive and a variable long-term incentive granted, in 2002, partly in the form of option rights and partly in cash. The level of the variable remuneration depends on factors such as individual performance, the performance of the business relative to predefined targets and the performance of Fortis relative to several companies in the same sector. The total remuneration paid in 2002 to members of the Executive Committee – not including the remuneration received by the CEO – was EUR 8.0 million. Members of the Executive Committee hold option rights. Several members of the Executive Committee hold Fortis shares, either directly or indirectly, which, in line with internal principles, they view as a long-term investment. Members of the Executive Committee, not including the CEO for whom a separate report is prepared, jointly hold 703,296 option rights. See note 18 of the Annual accounts for a review of the remuneration policy and option holdings.

International Advisory Council

The International Advisory Council is a general advisory body for the Board of Directors. It is made up of eleven people with a variety of backgrounds and from the different geographical areas in which Fortis is active and is chaired by Mr. Davignon and Mr. Slechte. The International Advisory Council met twice in 2002 to discuss matters such as risk management, the crisis in the financial markets and its impact on Fortis.

Stock and Option Plans

Fortis employees were given the opportunity in 2002 to acquire Fortis shares. The stock plan replaces the option plan of 2000 and preceding years. Its aim is to enable employees to express their confidence in the future of their company by investing in its shares. Each employee was given the opportunity of purchasing Fortis shares at a locally determined discount on the closing price on 26 April 2002. For every five Fortis shares purchased, employees were also granted an option to buy one Fortis share at a strike price equal to the aforesaid closing price after an interval of five years. This stock plan concerns 1,752,500 shares .

Options on Fortis shares have also been granted to senior management as a token of confidence in their personal contribution to the growth and development of Fortis. The strike price of these option rights is the closing price on 26 April 2002. The number of options to which each person could subscribe was determined individually according to the level and scale of the person's responsibilities. New Fortis shares will be issued on exercise of the option rights granted under both this plan and as part of the stock plan. Previously repurchased shares might also be used for this purpose. Note 13 of the Annual accounts contains a review of the stock and option plans.

Fortis began to use an e-option tool in 2002 that enables all employees to manage their own option plans via intranet.

Compliance

Fortis wants to be a solid and reliable partner for its stakeholders. This reputation has to be protected and strengthened through irreproachable, professional behaviour. Compliance with existing laws, internal and external regulations, rules and ethical standards is an essential part of this. The Fortis companies have a Compliance Officer to promote and monitor the observance of laws, regulations and ethical standards.

In addition to the Fortis General Code of Conduct important subjects of compliance include the "know your client" principle (primarily aimed at fighting money laundering), the implementation of a new detection system for transactions that could involve money laundering, fair market practices, including the further development of Chinese walls and regulations aimed at preventing the use of insider knowledge for securities transactions, regulations governing consumer protection and the prudent use of personal details (privacy issues). In addition to the rules aimed at preventing the use of insider knowledge for securities transactions in general, specific rules apply to the members of the Board of Directors and the Executive Committee, together with numerous key executives within Fortis, to prevent the use of insider knowledge for private investment transactions in Fortis securities.

Audit

External auditing is done jointly by KPMG and PricewaterhouseCoopers, whose report is included in the Annual accounts. Fortis Audit Services reports to the Audit Committee and issues a twice-yearly opinion regarding Fortis' internal audit systems. In addition to the regular audits, specific topics are audited internally every year.

Supervision

As a binational, integrated financial services provider, Fortis is subject to different forms of external supervision. De Nederlandsche Bank (DNB) and the Pensions and Insurance Supervisory Authority (PVK) in the Netherlands and the Commission Bancaire et Financière (CBF) and the Office de Contrôle des Assurances (CDV) in Belgium share the view that, based on European and national regulations, supplementary cross-border supervision – in addition to specific national supervision of the different sectors – needs to be conducted at a Fortis-wide level. The four supervisory bodies laid down the coordination of their respective regulatory scope in an agreement in 1996, which was renewed on 28 February 2002.

The new agreement between the four regulators stipulates that each will continue to perform sector supervision of the relevant activities of Fortis entities in their jurisdiction. Supplementary supervision is exercised jointly by the four bodies. The CBF has been designated as coordinator, as it oversees the largest part of Fortis's operations, measured by total assets and solvency requirements.

Supplementary supervision and the related obligations for Fortis include the shareholding structure of the parent companies, the credibility of the directors and the management, the group's organizational structure, the group's investment policy, risk concentration and intra-group activities. Regulation of the parent companies' shareholdings is based on the legal duty to disclose major acquisitions or disposals of Fortis shares. Fortis is obliged to notify the regulators forthwith if it has knowledge of any such acquisitions or disposals. Coordinated supervision takes the form of regular scrutiny and periodic and interim consultation with each of the regulators, or with the CBF in its role as coordinator.

In addition to supplementary and consolidated supervision, all Fortis companies are subject to local regulators.

Board of Directors

Jaap Glasz (1935)
Chairman
Independent*
Nationality
NL
First appointed
1989
Term runs to
2003**

Committees
Chairman of the Chairmen's Committee
Member of the Audit Committee
Chairman of the Risk and Capital Committee
Chairman of the Compensation and Nominating Committee

Other directorships
Professor of Corporate Governance (University of Amsterdam), Lawyer Van Doorne, Chairman Stichting VSB Fonds, Chairman Supervisory Board Van Melle Nederland Holding N.V., Member Supervisory Board GlaxoSmithKline B.V., Member Supervisory Board Citroën NL B.V., Member Supervisory Board Coca-Cola Enterprises NL B.V., Deputy advisory member Enterprise Section of the Amsterdam Court of Appeal.

Count Maurice Lippens (1943)
Chairman
Independent*
Nationality
B
First appointed
1981
Term runs to
2005

Committees
Chairman of the Chairmen's Committee
Member of the Audit Committee
Chairman of the Risk and Capital Committee
Chairman of the Compensation and Nominating Committee

Other directorships
Vice-chairman Société Générale de Belgique, Chairman Compagnie Het Zoute, Director Finasucre, Director Groupe Sucrier, Director Lambert-Brussels Group and Member of Trilateral Commission, Member Board of Directors of Associates of Harvard Business School, Member Harvard Business School European Advisory Council, Member Insead Belgium Council.

Viscount Etienne Davignon (1932)
Vice-chairman
Independent*
Nationality
B
First appointed
1989
Term runs to
2004

Committees
Member of the Chairmen's Committee
Member of the Compensation and Nominating Committee

Other directorships
Vice-chairman Société Générale de Belgique, Vice-chairman Tractebel, Vice-chairman Umicore, Director Solvay, Director Suez, Director Pechiney, Director BASF, Director Sofina, Director Accor.

Jan Slechte (1937)
Vice-chairman
Independent*
Nationality
NL
First appointed
1996
Term runs to
2003***

Committees
Member of the Chairmen's Committee
Member of the Compensation and Nominating Committee

Other directorships
Former Chairman Shell Nederland B.V., Member Supervisory Board Samas-Groep N.V., Chairman Supervisory Board TU Delft, Director Stichting Continuïteit Fortis.

Anton van Rossum (1945)
CEO
Non-independent*
Nationality
NL
First appointed
2000
Term runs to
2004

Committees
Member of the Chairmen's Committee
Member of the Risk and Capital Committee
Member of the Compensation and Nominating Committee

Other directorships
Director Geneva Association, Member Management Committee Federation of Belgian Companies, Member International Advisory Council of the American European Community Association, Member Advisory Council Solvay Business School, Member Advisory Council European Securities Industries.

* A description of "independent" directors is contained on page 53

** Recommended for reappointment until 2005 only by the General Meeting of Shareholders of Fortis SA/NV on 27 May 2003. The mandate for Mr. J. Glasz as a director of Fortis N.V. terminates in 2004

*** Recommended for reappointment until 2006 by the General Meeting of Shareholders on 27 May 2003

**** Recommended for reappointment until 2004 by the General Meeting of Shareholders on 27 May 2003

Baron Valère Croes (1934)

Independent*
Nationality
B
First appointed
1987
Term runs to
2003****

Committees
Chairman of the Audit Committee

Other directorships
Director Société Générale de Belgique, Director Tractebel, Director Tessenderlo Chemie, Director Electrabel, Director Forelux, Chairman Royal Institute for the Elites of Labour, Chairman Collège Royal des Doyens d'Honneur du Travail, Director Stichting Continuïteit Fortis.

Jan-Michiel Hessels (1942)

Independent*
Nationality
NL
First appointed
2001
Term runs to
2004

Committees
Member of the Risk and Capital Committee

Other directorships
Former Chief Executive Officer Royal Vendex KBB N.V., Chairman Supervisory Board Euronext N.V., Member Supervisory Board Royal Philips Electronics N.V., Member Supervisory Board Laurus N.V., Member Supervisory Board Royal Vopak N.V., Member Supervisory Board Schiphol Group N.V., Member Supervisory Board Heineken N.V.

Henjo Hielkema (1943)

Independent*
Nationality
NL
First appointed
1988
Term runs to
2003

Committees
Member of the Chairmen's Committee;
Member of the Risk and Capital Committee

Other directorships
Member Supervisory Board Van Wijnen Holding, Member Supervisory Board World Wildlife Fund, Chairman Stichting Trésor, Vice-chairman Board University Medical Center Utrecht, Member Supervisory Board Isotis, Member Supervisory Board Sligro, Member Supervisory Board International Market Makers Combination, Member Supervisory Board Rijksmuseum Oudheden, Director Stichting VSB Fonds.

Baron Daniel Janssen (1936)

Independent*
Nationality
B
First appointed
1999
Term runs to
2005

Committees
Member of the Compensation and Nominating Committee

Other directorships
Chairman Solvay, Vice-chairman UCB, Chairman Advisory Board Solvay Business School, Member Steering Committee Trilateral Commission, Member Steering Committee European Round Table of Industrialists.

Christine Morin-Postel (1946)

Non-independent*
Nationality
F
First appointed
1998
Term runs to
2003
(resigned on 12 March 2003)
Committees
Member of the Risk and Capital Committee

Other directorships
Executive Vice-president Suez, Member Executive Committee Suez, Director Société Générale de Belgique, Director Tractebel, Director Suez Industries, Director 3I Group plc.

Annemieke Roobeek (1958)
Independent*
Nationality
NL
First appointed
1994
Term runs to
2005
Committees
Member of the Compensation and Nominating Committee

Other directorships
Professor of Strategy and Transformation Management University of Nijenrode, Member Supervisory Board PCM Uitgevers N.V., Member Supervisory Board AEDES, Founder and director MeetingMoreMinds, Founder of Social Adventures for Intercultural Networking, Director of Open Dialogue.

Johann Martin Schröder (1931)
Independent*
Nationality
NL
First appointed
2001
Term runs to
2003
Committees
Member of the Audit Committee

Other directorships
Chairman Supervisory Board Frans Maas Groep N.V., Member Supervisory Board HAL Holding N.V., Chairman Supervisory Board DPA Holding N.V., Member Supervisory Board DAF Trucks N.V., Vice-chairman Supervisory Board Koninklijke Nederlandse Munt N.V.

Philippe Speeckaert (1949)
Independent*
Nationality
B
First appointed
1989
Term runs to
2004
Committees
Member of the Audit Committee

Other directorships
Director Immoran, Director Spontin, Director Chevron, Director Controle Technique Automobile, Director Royal Automobile Club de Belgique.

Baron Piet Van Waeyenberge (1938)
Independent*
Nationality
B
First appointed
1988
Term runs to
2004
Committees
Member of the Chairmen's Committee
Member of the Risk and Capital Committee

Other directorships
Chairman and Chief Executive Officer De Eik N.V., Chairman Fortales N.V., Director Société Générale de Belgique, Director Janssen Pharmaceutica N.V., Director Campina N.V., Director Sidmar N.V.

Klaas Westdijk (1941)
Independent*
Nationality
NL
First appointed
1996
Term runs to
2003***
Committees
Chairman of the Audit Committee

Other directorships
Former chairman Royal Pakhoed N.V., Chairman Management Board Connexxion Holding N.V., Chairman Supervisory Board ENECO Energie N.V., Member Supervisory Board Wolters Kluwer N.V., Member Supervisory Board VastNed Groep N.V.

Executive Committee

Anton van Rossum (1945)
CEO
Nationality
NL

Other directorships
Director Geneva Association, Member Management Committee Federation of Belgian Companies, Member International Advisory Council American European Community Association, Member Advisory Council Solvay Business School, Member Advisory Council European Securities Industries.

Herman Verwilst (1947)
Deputy CEO
Nationality
B

Other directorships
Professor Extraordinary University of Ghent, Censor National Bank of Belgium, Director Flemish Economic Association.

Gilbert Mittler (1949)
CFO
Nationality
B

Karel De Boeck (1949)
Nationality
B

Other directorships
Member Management Committee Federation of Belgian Companies, Chairman European Financial Management and Market Association (EFMA).

Jozef De Mey (1943)
Nationality
B

Other directorships
Member Royal Association of Belgian Actuaries.

Filip Dierckx (1955)

Nationality
B

Other directorships
Director of companies of Flemish Economic Association, Member General Council of Flemish Economic Association.

Joop Feilzer (1949)

Nationality
NL

Other directorships
Chairman Supervisory Board Gemiva-SVG Groep, Director Stichting VSB Fonds.

Carlo de Swart (1941)
(until 1 January 2003)
Nationality
NL

Other directorships
Chairman Dutch Association of Insurers, Member Supervisory Boards of Stadion Feijenoord N.V., DAP Holding N.V., Proper Stok B.V., ABZ Holding B.V., Japhet de Jong Holding B.V., Member Supervisory Committee International School of Economics Rotterdam.

Jacques van Ek (1945)
(from 1 January 2003)
Nationality
NL

Other directorships
Director Dutch Association of Insurance Companies, Director VNO-NCW, Chairman Chamber of Commerce Gooi- en Eemland, Vice-chairman Supervisory Board Polynorm N.V., Member Supervisory Boards of Arboned N.V. and Soweco N.V.

International Advisory Council

Viscount Etienne Davignon, (chairman), Vice-chairman Fortis
Jan Slechte, (chairman), Vice-chairman Fortis
Diana Lady Dougan, Senior Advisor Center for Strategic and International Studies (Washington, D.C.)
Hans van Ginkel, Rector United Nations University (Tokyo)
Lord Simon of Highbury, Member Advisory Boards of Morgan Stanley Dean Witter and LEK Consulting, Director Unilever, Suez Group and Volkswagen
Paul Janssen, Honorary Chairman Janssen Pharmaceutica
Rudolf Kellenberger, Deputy Chief Executive Officer Swiss Reinsurance Company
Joseph Kinsch, President Arcelor
Baron Alexandre Lamfalussy, Chairman Committee of Wise Men on the Regulation of European Securities Markets
Luck van Leeuwen, Professor of Non-monetary Financial Conglomerates, Tilburg University, Chairman Supervisory Board Arcadis, Member Supervisory Board Berenschot
Hans-Jürgen Schinzler, Chairman Management Board Munich Reinsurance Company
Chevalier Guy de Selliers de Moranville, Director Solvay S.A., Chairman HB Advisors, Director Norilsk-Nickel and WimmBilDan
José Vilarasau, Chairman and former CEO "la Caixa"

Stichting Continuïteit Fortis

René Mannekens (1940), Co-chairman; first appointed 1999. Directorships: Chairman Nutricia Belgium, Chairman Nutricia Spain
Johan Steenmeijer (1933), Co-chairman; first appointed 1994. Directorships: Former Director KPMG Netherlands, former International Executive Partner KPMG
Herman Santens (1934), Member; first appointed 1999. Directorship: Delegated Director Wase Verspaningsmaatschappij N.V.
Jef Maeijer (1932), Member; first appointed 2001. Directorships: Former Professor of Commercial Law, University of Nijmegen, Member University Directorship Van der Heijden Institute
Baron Valère Croes (1934), Member; first appointed 1999. Directorship: Non-executive Director Fortis
***Jan Slechte (1937)**, Member; first appointed 1999. Directorships: Non-executive Director and Vice-chairman Fortis*

Report of the Audit Committee

The Audit Committee met on four occasions in 2002. The Audit Committee is made up of six independent non-executive directors of Fortis, two of whom chair the committee. The Audit Committee met with the internal and external auditors and with the management responsible for financial reporting, risk management and legislation compliance. The Committee dealt with the following issues:

- review of quarterly and annual accounts, accounting principles and practices, their relevance and consistency, and discussions with management and auditors on significant issues;
- review of the state of internal control, business operations, risk of and compliance with legislation and regulations, and the financial reporting process; discussions with management and auditors included monitoring and follow-up of audit recommendations and management responses;
- review of the new organizational structure of the compliance function and of the compliance charter for Fortis companies;
- review and reassessment of Audit Committee Charter;
- review and approval of the Charter of Fortis Audit Services and of the audit plan;
- review of the independence of the external auditors under applicable guidelines.

The Audit Committee performed its duties supported by the work of external auditors and Fortis Audit Services. Separate meetings with the external auditors were organized, and both chairmen of the Audit Committee met with the General Auditor. Based on the reviews referred to above, the Audit Committee recommended to the Board of Directors that the audited Annual accounts be included in the annual report.

Auditors' statement

We have audited the financial information contained on pages 8 and 9 of this Annual review, which is derived from the 2002 Annual accounts of Fortis as audited by us. We issued an unqualified auditors' report on these Annual accounts on 12 March 2003.

The financial information referred to above is the responsibility of the management of Fortis. Our responsibility is to express an opinion on the financial information based on our audit.

In our opinion, the financial information corresponds in all material respects with the Annual accounts from which it is derived. For a more comprehensive view of the financial position and results of the company and the scope of our audit, the financial information should be read in conjunction with the complete Annual accounts from which it is derived and the auditors' report we issued thereon.

Utrecht, 12 March 2003
KPMG Accountants N.V.

Brussels, 12 March 2003
PricewaterhouseCoopers
Réviseurs d'Enterprises S.C.C.R.L.
represented by Ph. Barbier and
D. Van Woensel

General information

Important dates in 2003

Publication of results first quarter 2003	27 May 2003
Publication of results first half-year 2003	28 August 2003
Publication of results first three quarters 2003	25 November 2003
Ex-dividend listing of Fortis shares	29 May 2003
Day one of dividend election period	29 May 2003
End of dividend election period	12 June 2003
Payment of Fortis shares dividend	18 June 2003
Analysts' meeting*	13 March 2003
Conference call for analysts*	28 May 2003
Analysts' meeting*	28 August 2003
Conference call for analysts*	25 November 2003

** All presentations will be held in English and will be webcast (audio or video) live on www.fortis.com.*

The latest information on Fortis and its organization, strategy, results and press releases is available at www.fortis.com.

Fortis ® is a registered trademark of Fortis SA/NV and Fortis N.V.

General Meeting of Shareholders

Fortis SA/NV
27 May 2003, 9.30 a.m.
Fortis Bank Auditorium
Rue de la Chancellerie, 1
Brussels, Belgium

Fortis N.V.
27 May 2003, 2.30 p.m.
Fortis Auditorium
Archimedeslaan 6
Utrecht, The Netherlands

Investor Relations

For further information about Fortis, please contact the Investor Relations department:

Rue Royale 20
1000 Brussels, Belgium
Tel.: +32 (0)2 510 53 38
Fax: +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Tel.: +31 (0)30 257 65 71
Fax: +31 (0)30 257 79 33

E-mail:
Shareholders' information: ir@fortis.com or visit www.fortis.com/ir
Debt-related information: debtinvestorinfo@fortis.com or visit www.fortis.com/debtinvestors

Glossary

asset-backed securities (ABS)
Securities of which principal and interest are determined by the value of the underlying (portfolio of) financial assets. Those assets may comprise real estate, mortgages, other securities, franchises or leases.

cash management
The strategy by which a company administers and invests its cash.

clearing
The verification of information between the two brokers in a securities transaction and the subsequent settlement (delivery of certificates in exchange for payment).

collateralized debt obligation (CDO)
A financial construction whereby principal and interest are determined by the cash flow generated by the underlying securities. Those underlying securities are generally high-yield bonds and corporate loans.

embedded value
Net present value of in-force life insurance contracts plus the free surplus.

employee benefits
Employed persons insurance schemes.

factoring
The selling of a company's accounts receivable, at a discount, to a factor, who then assumes the credit risk of the account debtors and receives cash as the debtors settle their accounts.

hedge fund
A fund, usually used by wealthy individuals and institutions, which is allowed to use aggressive strategies that are unavailable to mutual funds, including selling short, leverage, programme trading, swaps, arbitrage, and derivatives.

prime brokerage
Specialized securities brokerage for customers with special requirements (e.g. customers that frequently place orders for very large trades).

repo transaction
Repo stands for repurchase agreement. This is an arrangement under which a bank or stock broker sells securities and at the same time concludes an agreement to repurchase the securities at a set price. Interest and duration are likewise laid down in the agreement. This is, in fact, a form of borrowing by banks, using securities as collateral.

securitization
Restructuring of credits in the form of marketable securities.

straight-through processing
The seamless electronic processing of financial transactions without manual or visual intervention.

trust
A legal arrangement in which an individual (the trustor) gives fiduciary control of property to a person or institution (the trustee) for the benefit of beneficiaries

vehicle transaction
Financing arrangement, e.g. in the case of securitization, under which instruments are issued through a third party (a single purpose vehicle or SPV).

colophon

published and edited by
Fortis Communications & Investor Relations

photography
PAR 31, Rotterdam
Picture Report, Amsterdam
Wilkin's, Utrecht

concept and design
Design Factory, Utrecht

printed by
Thieme GrafiMedia Groep

binding
Binderij Saturnus bv, Culemborg

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 [illegible]

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 257 65 7[illegible]
Fax +31 (0)30 257 [illegible]

Internet address: www.fortis.com
E-mail address: info@fortis.com